As filed with the Securities and Exchange Commission on May 4, 2007
Registration No. 333-137898

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5 to

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SKILLED HEALTHCARE GROUP, INC.
and the additional registrants listed on the following pages
(Exact name of Registrant as specified in its charter)

Delaware	8051	20-3934755
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

27442 Portola Parkway, Suite 200
Foothill Ranch, California 92610
(949) 282-5800
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Boyd Hendrickson
Chairman and Chief Executive Officer
Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, California 92610
(949) 282-5800
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Jonn R. Beeson, Esq.
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
(714) 540-1235

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement is declared effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

ADDITIONAL REGISTRANTS

	(State or Other	(Primary Standard
	Jurisdiction of	Industrial
	Incorporation or	Classification Code	(I.R.S. Employer
(Exact Names of Registrants as Specified in Their Charters)	Organization)	Number)	Identification No.)

Alexandria Care Center, LLC	Delaware	8051	95-4395382
Alta Care Center, LLC	Delaware	8051	20-0081141
Anaheim Terrace Care Center, LLC	Delaware	8051	20-0081125
Baldwin Healthcare and Rehabilitation Center, LLC	Delaware	8051	20-1854609
Bay Crest Care Center, LLC	Delaware	8051	20-0081158
Briarcliff Nursing and Rehabilitation Center GP, LLC	Delaware	8051	20-0080490
Briarcliff Nursing and Rehabilitation Center, LP	Delaware	8051	20-0081646
Brier Oak on Sunset, LLC	Delaware	8051	95-4212165
Carehouse Healthcare Center, LLC	Delaware	8051	20-0080962
Carmel Hills Healthcare and Rehabilitation Center, LLC	Delaware	8051	20-4214320
Carson Senior Assisted Living, LLC	Delaware	8051	20-0081172
Clairmont Beaumont GP, LLC	Delaware	8051	20-0080531
Clairmont Beaumont, LP	Delaware	8051	20-0081662
Clairmont Longview GP, LLC	Delaware	8051	20-0080552
Clairmont Longview, LP	Delaware	8051	20-0081682
Colonial New Braunfels Care Center, LP	Delaware	8051	20-0081694
Colonial New Braunfels GP, LLC	Delaware	8051	20-0080585
Colonial Tyler Care Center, LP	Delaware	8051	20-0081705
Colonial Tyler GP, LLC	Delaware	8051	20-0080596
Comanche Nursing Center GP, LLC	Delaware	8051	20-0080618
Comanche Nursing Center, LP	Delaware	8051	20-0081764
Coronado Nursing Center GP, LLC	Delaware	8051	20-0080630
Coronado Nursing Center, LP	Delaware	8051	20-0081776
Devonshire Care Center, LLC	Delaware	8051	20-0080978
East Walnut Property, LLC	Delaware	8051	20-4214556
Elmcrest Care Center, LLC	Delaware	8051	95-4274740
Eureka Healthcare and Rehabilitation Center, LLC	Delaware	8051	20-0146285
Flatonia Oak Manor GP, LLC	Delaware	8051	20-0080645
Flatonia Oak Manor, LP	Delaware	8051	20-0081788
Fountain Care Center, LLC	Delaware	8051	20-0081005
Fountain Senior Assisted Living, LLC	Delaware	8051	20-0081024
Fountain View Subacute and Nursing Center, LLC	Delaware	8051	95-2506832
Glen Hendren Property, LLC	Delaware	8051	20-4214585
Granada Healthcare and Rehabilitation Center, LLC	Delaware	8051	20-0146353
Guadalupe Valley Nursing Center GP, LLC	Delaware	8051	20-0080693
Guadalupe Valley Nursing Center, LP	Delaware	8051	20-0081801
Hallettsville Rehabilitation and Nursing Center, LP	Delaware	8051	20-0081807
Hallettsville Rehabilitation GP, LLC	Delaware	8051	20-0080721
Hallmark Investment Group, Inc.	Delaware	8051	95-4644786
Hallmark Rehabilitation GP, LLC	Delaware	8051	20-0083989

	(State or Other	(Primary Standard
	Jurisdiction of	Industrial
	Incorporation or	Classification Code	(I.R.S. Employer
(Exact Names of Registrants as Specified in Their Charters)	Organization)	Number)	Identification No.)

Hallmark Rehabilitation, LP	Delaware	8051	20-0084046
Hancock Park Rehabilitation Center, LLC	Delaware	8051	95-3918421
Hancock Park Senior Assisted Living, LLC	Delaware	8051	95-3918420
Hemet Senior Assisted Living, LLC	Delaware	8051	20-0081183
Highland Healthcare and Rehabilitation Center, LLC	Delaware	8051	20-1854718
Holmesdale Healthcare and Rehabilitation Center, LLC	Delaware	8051	20-4214404
Holmesdale Property, LLC	Delaware	8051	20-4214625
Hospice Care Investments, LLC	Delaware	8051	20-0674503
Hospice Care of the West, LLC	Delaware	8051	20-0662232
Hospice of the West, LP	Delaware	8051	20-1138347
Hospitality Nursing and Rehabilitation Center, LP	Delaware	8051	20-0081818
Hospitality Nursing GP, LLC	Delaware	8051	20-0080750
Leasehold Resource Group, LLC	Delaware	8051	20-0083961
Liberty Terrace Healthcare and Rehabilitation Center, LLC	Delaware	8051	20-4214454
Live Oak Nursing Center GP, LLC	Delaware	8051	20-0080766
Live Oak Nursing Center, LP	Delaware	8051	20-0081828
Louisburg Healthcare and Rehabilitation Center, LLC	Delaware	8051	20-1854747
Montebello Care Center, LLC	Delaware	8051	20-0081194
Monument Rehabilitation and Nursing Center, LP	Delaware	8051	20-0081831
Monument Rehabilitation GP, LLC	Delaware	8051	20-0080781
Oak Crest Nursing Center GP, LLC	Delaware	8051	20-0080801
Oak Crest Nursing Center, LP	Delaware	8051	20-0081841
Oakland Manor GP, LLC	Delaware	8051	20-0080814
Oakland Manor Nursing Center, LP	Delaware	8051	20-0081854
Pacific Healthcare and Rehabilitation Center, LLC	Delaware	8051	20-0146398
Preferred Design, LLC	Delaware	8051	20-4645757
Richmond Healthcare and Rehabilitation Center, LLC	Delaware	8051	20-1854787
Rio Hondo Subacute and Nursing Center, LLC	Delaware	8051	95-4274737
Rossville Healthcare and Rehabilitation Center, LLC	Delaware	8051	20-1854816
Royalwood Care Center, LLC	Delaware	8051	20-0081209
Seaview Healthcare and Rehabilitation Center, LLC	Delaware	8051	20-0146473
Sharon Care Center, LLC	Delaware	8051	20-0081226
Shawnee Gardens Healthcare and Rehabilitation Center, LLC	Delaware	8051	20-1854845
SHG Resources, LP	Delaware	8051	20-0084078
Skilled Healthcare, LLC	Delaware	8051	20-0084014
Southwest Payroll Services, LLC	Delaware	8051	41-2115227
Southwood Care Center GP, LLC	Delaware	8051	20-0080824
Southwood Care Center, LP	Delaware	8051	20-0081861

	(State or Other	(Primary Standard
	Jurisdiction of	Industrial
	Incorporation or	Classification Code	(I.R.S. Employer
(Exact Names of Registrants as Specified in Their Charters)	Organization)	Number)	Identification No.)

Spring Senior Assisted Living, LLC	Delaware	8051	20-0081045
St. Elizabeth Healthcare and Rehabilitation Center, LLC	Delaware	8051	20-1609072
St. Luke Healthcare and Rehabilitation Center, LLC	Delaware	8051	20-0366729
St. Joseph Transitional Rehabilitation Center, LLC	Delaware	8051	20-4974918
Summit Care Corporation	Delaware	8051	95-3656297
Summit Care Pharmacy, Inc.	Delaware	8051	95-3747839
Sycamore Park Care Center, LLC	Delaware	8051	95-2260970
Texas Cityview Care Center GP, LLC	Delaware	8051	20-0080841
Texas Cityview Care Center, LP	Delaware	8051	20-0081871
Texas Heritage Oaks Nursing and Rehabilitation Center GP, LLC	Delaware	8051	20-0080949
Texas Heritage Oaks Nursing and Rehabilitation Center, LP	Delaware	8051	20-0081888
The Clairmont Tyler GP, LLC	Delaware	8051	20-0080856
The Clairmont Tyler, LP	Delaware	8051	20-0081909
The Earlwood, LLC	Delaware	8051	20-0081060
The Heights of Summerlin, LLC	Delaware	8051	20-1380043
The Woodlands Healthcare Center GP, LLC	Delaware	8051	20-0080888
The Woodlands Healthcare Center, LP	Delaware	8051	20-0081923
Town and Country Manor GP, LLC	Delaware	8051	20-0080866
Town and Country Manor, LP	Delaware	8051	20-0081914
Travelmark Staffing, LLC	Delaware	8051	20-2905079
Travelmark Staffing, LP	Delaware	8051	20-3176804
Valley Healthcare Center, LLC	Delaware	8051	20-0081076
Villa Maria Healthcare Center, LLC	Delaware	8051	20-0081090
Vintage Park at Atchison, LLC	Delaware	8051	20-1854925
Vintage Park at Baldwin City, LLC	Delaware	8051	20-1854971
Vintage Park at Gardner, LLC	Delaware	8051	20-1855022
Vintage Park at Lenexa, LLC	Delaware	8051	20-1855099
Vintage Park at Louisburg, LLC	Delaware	8051	20-1855153
Vintage Park at Osawatomie, LLC	Delaware	8051	20-1855502
Vintage Park at Ottawa, LLC	Delaware	8051	20-1855554
Vintage Park at Paola, LLC	Delaware	8051	20-1855675
Vintage Park at Stanley, LLC	Delaware	8051	20-1855749
Wathena Healthcare and Rehabilitation Center, LLC	Delaware	8051	20-1854880
West Side Campus of Care GP, LLC	Delaware	8051	20-0080879
West Side Campus of Care, LP	Delaware	8051	20-0081918
Willow Creek Healthcare Center, LLC	Delaware	8051	20-0081112
Woodland Care Center, LLC	Delaware	8051	20-0081237

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 4, 2007
PRELIMINARY PROSPECTUS

Offer to Exchange

$200,000,000 principal amount of our 11% Senior Subordinated Notes due 2014, which have been registered under the Securities Act,
for any and all of our outstanding unregistered 11% Senior Subordinated Notes due 2014

We are offering to exchange up to $200,000,000 of our 11% Senior Subordinated Notes due 2014, or the “exchange notes,” for our currently outstanding 11% Senior Subordinated Notes due 2014, or the “private notes.” We refer to the private notes and the exchange notes collectively as the “notes.” The exchange notes are substantially identical to the private notes, except that the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer. The exchange notes will represent the same debt as the private notes, and we will issue the exchange notes under the same indenture.

The notes will mature on January 15, 2014. Interest on the notes is paid on January 15 and July 15 of each year.

Prior to January 15, 2010, we may redeem some or all of the notes by paying a make-whole amount as set forth in this prospectus. Thereafter, we may redeem some or all of the notes at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. Additionally, prior to January 15, 2009, we may redeem up to 35% of the notes from the proceeds of certain public equity offerings.

The notes will be our unsecured senior subordinated obligations and will rank junior to all of our existing and future senior indebtedness, including indebtedness under our amended senior secured credit facility. The notes will be guaranteed on a senior subordinated basis by certain of our current and future subsidiaries.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2007, unless extended.

•	We will exchange all private notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered private notes at any time prior to the expiration of the exchange offer.

•	The exchange of private notes for exchange notes pursuant to the exchange offer will not be a taxable event to holders for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	Our affiliates may not participate in the exchange offer.

•	The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

•	The exchange offer is not conditioned upon any minimum principal amount of private notes being tendered for exchange.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. By acknowledging that it will deliver a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for private notes where such private notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the completion of the Expiration Date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Investing in the exchange notes involves risks. See “Risk Factors” beginning on page 11.

Neither the U.S. Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of the securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is          , 2007.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus. You must not rely upon any information or representation not contained in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Industry and Market Data

Industry and market data used throughout this prospectus were obtained from the U.S. Census Bureau, the Centers for Medicare and Medicaid Services, AON Risk Consultants, American Health Care Association and other sources we believe to be reliable. While we believe that these studies and reports and our own research and estimates are reliable and appropriate, we have not independently verified such data and we do not make any representation as to the accuracy of such information.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words, “anticipates,” “plans,” “expects,” “estimates,” “assumes,” “could,” “projects,” “intends,” “may,” “continue” or the negative of these and similar expressions are intended to identify forward-looking statements. Examples of such forward-looking statements include our expectations with respect to our strategy, expansion opportunities, extension of our business model and future growth. These forward-looking statements are based on current expectations, estimates, forecasts and projections about us, our future performance, our business, our beliefs and management’s assumptions. We believe that our expectations are based upon reasonable beliefs, assumptions and information available to our management at the time the statements are made, however, such forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Numerous factors may affect our actual results and may cause results to differ materially from those expressed in forward-looking statements made by or on our behalf. Factors that may cause such differences include, among others:

•	changes in Medicare and Medicaid payment levels and methodologies, including annual therapy caps, and the application of such methodologies by the government and its fiscal intermediaries;

•	the effect of government regulations and changes in regulations governing the healthcare industry, including our compliance with such regulations;

•	periodic reviews, audits and investigations by federal and state agencies;

•	our ability to obtain and maintain individual state facility licenses to operate;

•	changes in, or the failure to comply with, regulations governing the transmission and privacy of health information;

•	pending or threatened litigation and professional liability claims;

•	national and local economic conditions, including their effect on the availability and cost of labor, utilities and materials;

•	future cost containment initiatives by third-party payors;

•	demographic changes and changes in payor mix and payment methodologies;

•	our ability to attract and retain qualified personnel;

•	our ability to maintain and increase census (volume of residents) levels;

•	the competitive environment in which we operate;

•	our ability to obtain adequate insurance coverage with financially viable insurance carriers, as well as the ability of our insurance carriers to fulfill their obligations;

•	changes in the current trends in the costs and volume of patient-care related claims, workers’ compensation claims and insurance costs related to such claims;

•	our ability to maintain good relationships with referral sources;

•	further consolidation in the industry in which we operate;

•	liquidity concerns, including as a result of delays in reimbursement;

•	our ability to integrate acquisitions and realize synergies and accretion;

•	our ability to manage growth effectively;

•	the failure to comply with environmental and occupational health and safety regulations;

•	unionization, work stoppages or slowdowns;

•	acts of God or public authorities, war, civil unrest, terrorism, fire, floods, earthquakes and other matters beyond our control;

•	our existing and future debt, which may affect our ability to obtain financing in the future or to comply with our existing debt covenants;

•	our ability to improve our fundamental business processes and reduce costs throughout the organization; and

•	the availability and terms of capital to fund acquisitions, capital expenditures and ongoing operations.

The foregoing factors are not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that could materially affect our business. For additional information regarding factors that may cause our results of operations to differ materially from those presented herein, please see “Risk Factors” contained in this prospectus. Any subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth or referred to above, as well as the risk factors contained in this prospectus. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as may be required under applicable securities law.

Proposed Initial Public Offering

We are initially in the process of completing our initial public offering of common stock, which we expect to be completed during the exchange offer period. Assuming an initial public offering price of $15.00 per share, we will receive proceeds of $112.7 million after deducting underwriting discounts and commissions and estimated offering expenses. A $1.00 increase or decrease in the initial public offering price would increase or decrease the net proceeds by $7.8 million, after deducting underwriting discounts and commissions payable by us. We expect to use all of the net proceeds from the offering to redeem $70.0 million aggregate principal amount of the notes for an aggregate redemption price and accrued interest of approximately $81.7 million and reduce the outstanding balance on our first lien term loan, including our revolving credit facility.

Effect of Stock Split

The common share and common per share data in this prospectus gives effect to a 507-for-one stock split of our common stock which became effective on April 26, 2007.

PROSPECTUS SUMMARY

This summary highlights certain information about us and the offering. This summary is not comprehensive and does not contain all of the information that may be important to you. You should read the entire prospectus, including “Risk Factors”, the financial statements and related notes, before making an investment decision. Unless the context indicates otherwise, references in this prospectus to “we”, “us” and “our” refer to Skilled Healthcare Group, Inc. and its subsidiaries, including its predecessor company, also named Skilled Healthcare Group, Inc.,

Terms of the Exchange Offer

Securities Offered	$200,000,000 in aggregate principal amount of 11% Senior Subordinated Notes due 2014.

Exchange Offer	We are offering to exchange our exchange notes for our private notes properly tendered and accepted. You may tender private notes only in denominations of $2,000 and any greater integral multiples of $1,000. We will issue the exchange notes on or promptly after the date that the exchange offer expires. As of the date of this prospectus, $200,000,000 in aggregate principal amount of private notes are outstanding.

Transferability of Exchange Notes	We believe that you will be able to freely transfer the exchange notes without registration or any prospectus delivery requirement so long as you may accurately make the representations listed under “The Exchange Offer — Resale of the Exchange Notes.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2007, unless extended, in which case the expiration date will mean the latest date and time to which we extend the exchange offer.

Conditions to the Exchange Offer	The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission. The exchange offer is not conditioned upon any minimum principal amount of private notes being tendered for exchange.

Procedures for Tendering Notes	If you wish to tender your private notes for exchange notes pursuant to the exchange offer you must transmit to Wells Fargo Bank National Association, as exchange agent, prior to 5:00 p.m., New York City time, on the expiration date, an agent’s message, transmitted by a book-entry transfer facility. In addition, the exchange agent must receive a timely confirmation of book-entry transfer of the private notes into the exchange agent’s account at The Depository Trust Company, or DTC, under the procedures for book-entry transfers described under “The Exchange Offer — Procedures for Tendering.”

The private notes must be tendered by electronic transmission of acceptance through DTC’s Automated Tender Offer Program system, which we refer to as ATOP, procedures for transfer. Please carefully follow the instructions contained in this prospectus on how to tender your private notes. By tendering your private notes in the exchange offer, you will make the representations to us described under “The Exchange Offer — Procedures for Tendering.”

Acceptance and Delivery	Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all private notes which are validly tendered in the exchange offer and not withdrawn before 5:00 p.m., New York City time, on the expiration date.

Withdrawal Rights	You may withdraw the tender of your private notes at any time before 5:00 p.m., New York City time, on the expiration date, by complying with the procedures for withdrawal described in this prospectus under the heading “The Exchange Offer — Withdrawal of Tenders.”

Consequences of Failure to Exchange	If you do not exchange your private notes for exchange notes, you will continue to be subject to the restrictions on transfer provided in the private notes and in the indenture governing the private notes. In general, the private notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently plan to register the private notes under the Securities Act.

Federal Income Tax Consequences	The exchange of private notes for exchange notes in the exchange offer will not be a taxable event to holders for U.S. federal income tax purposes. See “Certain U.S. Federal Tax Considerations.”

Exchange Agent	Wells Fargo Bank National Association, the trustee under the indenture governing the private notes, is serving as the exchange agent.

Registration Rights Agreement	You are entitled to exchange your private notes for exchange notes with substantially identical terms pursuant to the registration rights agreement. The exchange offer satisfies our obligation to provide the exchange notes in accordance with the registration rights agreement. After the exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your private notes. Under the circumstances described in the registration rights agreement, you may require us to file a shelf registration statement under the Securities Act.

Broker-Dealer	Each broker-dealer that receives exchange notes for its own account in exchange for private notes, where such private notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

We explain the exchange offer in greater detail beginning on page 30.

Terms of the Exchange Notes

Issuer	Skilled Healthcare Group, Inc.

Notes Offered	$200,000,000 in aggregate principal amount of 11% Senior Subordinated Notes due 2014.

Maturity Date	January 15, 2014.

Interest	11% per annum, payable semi-annually in arrears on January 15 and July 15.

Optional Redemption	We may redeem some or all of the notes at any time prior to January 15, 2010 at a price equal to 100% of the principal amount plus accrued and unpaid interest plus a “make-whole” premium as set forth under “Description of Notes — Optional Redemption.” We also may redeem some or all of the notes at any time and from time to time on or after January 15, 2010, at the redemption prices set forth under “Description of Notes — Optional Redemption” plus accrued and unpaid interest to the date of redemption. In addition, at any time prior to January 15, 2009, we may redeem up to 35% of the notes with the proceeds of certain public equity offerings.

Change of Control	If a change of control occurs, subject to certain conditions, we must give holders of the notes an opportunity to sell to us the notes at a purchase price of 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of purchase. See “Description of Notes — Change of Control.”

Guarantees	The notes will be guaranteed, jointly and severally and on an unsecured senior subordinated basis, subject to certain exceptions, by all of our existing and future domestic subsidiaries other than our 50% owned pharmacy joint venture. The notes will not be guaranteed by our off-shore captive insurance subsidiary.

Ranking	The notes and the guarantees will be our unsecured senior subordinated obligations and rank:

• junior to all of our and the guarantors’ existing and future senior indebtedness, including indebtedness under our amended senior secured credit facility;

• equally with any of our and the guarantors’ future senior subordinated indebtedness; and

• senior to any of our and the guarantors’ future subordinated indebtedness.

In addition, the notes will be structurally subordinated to all of the existing and future liabilities of our subsidiaries and our pharmacy joint venture that do not guarantee the notes.

As of March 31, 2007, we and our guarantors had outstanding:

• $255.5 million of senior indebtedness, all of which was secured;

• $198.9 million of senior subordinated indebtedness, consisting of the notes;

• $55.0 million of indebtedness under our revolving credit facility; and

• no subordinated indebtedness.

In addition, as of March 31, 2007, our off-shore captive insurance subsidiary and our pharmacy joint venture that will not guarantee the notes had approximately $4.9 million of aggregate consolidated liabilities, excluding liabilities owing to the Company or any guarantor.

Certain Covenants	The indenture governing the notes contains covenants that, among other things, limits our ability and the ability of our restricted subsidiaries to:

• incur, assume or guarantee additional indebtedness or issue preferred stock;

• pay dividends or make other equity distributions to our stockholders;

• purchase or redeem our capital stock;

• make certain investments;

• enter into arrangements that restrict dividends or other payments to us from our restricted subsidiaries;

• sell or otherwise dispose of assets;

• engage in transactions with our affiliates; and

• merge or consolidate with another entity.

The limitations are subject to a number of important qualifications and exceptions. See “Description of Exchange Notes — Certain Covenants.”

Our Company

We are a provider of integrated long-term healthcare services through our skilled nursing facilities and rehabilitation therapy business. We also provide other related healthcare services, including assisted living care and hospice care. We focus on providing high-quality care to our patients, and we have a strong reputation for treating patients who require a high level of skilled nursing care and extensive rehabilitation therapy, whom we refer to as high-acuity patients. As of April 1, 2007 we owned or leased 64 skilled nursing facilities and 13 assisted living facilities, together comprising approximately 8,900 licensed beds. We currently own approximately 75% of our facilities, which are located in California, Texas, Kansas, Missouri and Nevada and are generally clustered in large urban or suburban markets. For the first three months of 2007 and the year ended December 31, 2006, our skilled nursing facilities, including our integrated rehabilitation therapy services at these facilities, generated approximately 84.4% and 85.5%, respectively, of our revenue, with the remainder generated by our other related healthcare services.

In the first three months of 2007 and the year ended December 31, 2006, our revenue was $144.7 million and $531.7 million, respectively. To increase our revenue we focus on improving our skilled mix, which is the percentage of our patient population that is eligible to receive Medicare and managed care reimbursements. Medicare and managed care payors typically provide higher reimbursement than other payors because patients in these programs typically require a greater level of care and service. We have increased our skilled mix from 20.6% for 2004 to 25.3% for the first three months of 2007. Our high skilled mix also results in a high quality mix, which is our percentage of non-Medicaid revenue. We have increased our quality mix from 61.4% for 2004 to 70.5% for the first three months of 2007. For the first three months of 2007, our net income was $4.7 million, our EBITDA was $23.8 million and our Adjusted EBITDA was $23.8 million. In 2006, our net income was $17.3 million, our EBITDA was $88.5 million and our Adjusted EBITDA was $88.7 million. We define EBITDA and Adjusted EBITDA, provide a reconciliation of EBITDA and Adjusted EBITDA to net income (the most directly comparable financial measure presented in accordance with U.S. generally accepted accounting principles), and discuss our uses of, and the limitations associated with the use of, EBITDA and Adjusted EBITDA in footnote 1 to “— Selected Historical Consolidated Financial Data.”

Our Competitive Strengths

We believe the following strengths serve as a foundation for our strategy:

•	High-quality patient care and integrated service offerings. Through our dedicated and well-trained employees, attractive facilities and broad, integrated skilled nursing care and rehabilitation therapy service offerings, we believe that we provide high-quality, cost-effective care to our patients. We enhanced our position as a select provider to high-acuity patients by introducing our Express Recoverytm program, which uses a dedicated unit within a skilled nursing facility to deliver a comprehensive rehabilitation regime.

•	Strong reputation in local markets. We believe we have a strong reputation for high-quality care and successful clinical outcomes in our local markets, which has enabled us to build strong relationships with managed care payors and key referral sources for high acuity patients.

•	Concentrated network in attractive markets. Approximately 67% of our skilled nursing facilities are located in urban or suburban markets, and many are located in close proximity to medical centers and specialty physician groups, allowing us to develop relationships with these key referral sources. Our clustered facility locations also enable us to achieve lower operating costs.

•	Successful integration of acquisitions. Between August 1, 2003 and April 1, 2007 we acquired or entered into long-term leases for 30 skilled nursing and assisted living facilities across four states. We have experienced average facility level margin improvement of 2.6% and an increase in skilled mix of

2.4% for the 22 of these facilities acquired before 2006, as measured by the first three full months immediately following each acquisition relative to the comparative period one year later.

•	Significant facility ownership. On April 1, 2007, we owned 75% of our facilities.

•	Strong and experienced management team. Our senior management team has an average of more than 23 years of healthcare industry experience and has made significant financial and operating improvements to our business since joining us in 2002.

Our Strategy

The primary elements of our business strategy are to:

•	Focus on high-acuity patients. We focus on attracting high-acuity patients, for whom we are reimbursed at higher rates. We believe that we can continue to leverage our integrated service offering and our reputation for providing high-quality care to expand our referral network and increase the number of high-acuity patients referred to us. In addition, we intend to introduce our Express Recoverytm program in more of our facilities and to develop other innovative programs to better serve high-acuity patients.

•	Expand our rehabilitation and other related healthcare businesses. We intend to continue to grow our rehabilitation therapy and hospice care businesses by expanding their use in both our own and in third-party facilities and by adding new third-party contracts.

•	Drive revenue growth organically and through acquisitions and development. We pursue organic revenue growth by expanding our referral network, increasing our service offerings to high-acuity patients and expanding our other related healthcare services offerings. We also regularly evaluate strategic acquisitions and new development opportunities in attractive markets, particularly in the western region of the United States.

•	Monitor performance measures to increase operating efficiency. We have implemented systems to monitor key performance metrics and support our focus on reducing operating costs by maximizing the efficient use of our labor resources and managing our insurance and professional and general liability and workers’ compensation expenses.

•	Attract and retain talented and qualified employees. We seek to hire and retain talented and qualified employees, including our administrative and management personnel.

Our Industry

We operate in the approximately $120 billion United States nursing home market through the operation of our skilled nursing and assisted living facilities. The nursing home market is highly fragmented and, according to the American Health Care Association, comprises approximately 16,000 facilities with approximately 1.7 million licensed beds as of December 2006. As of December 31, 2005, the five largest long-term healthcare companies combined controlled approximately 10% of these facilities. We believe the key underlying trends within the industry are summarized below.

•	Demand driven by aging population and increased life expectancies. According to the U.S. Census Bureau, the number of Americans aged 65 or older is expected to increase from approximately 37 million in 2005 to approximately 40 million in 2010 and approximately 47 million in 2015, representing average annual growth from 2005 of 1.9% and 2.5%, respectively. We believe this growth in the over 65 population will result in continued growth in the demand for long-term healthcare services.

•	Shift of patient care to lower cost alternatives. In response to rising health care costs, the federal government has adopted cost containment measures that encourage the treatment of patients in more cost effective settings such as skilled nursing facilities, for which the staffing requirements and associated costs are often significantly lower than at short or long-term acute-care hospitals, in-patient rehabilitation facilities or other post-acute care settings.

•	Supply/Demand imbalance. Despite potential growth in demand for long-term healthcare services, the American Health Care Association reports that there has been a decline in the total number of nursing facility beds in the United States from approximately 1.8 million in December 2001 to approximately 1.7 million in December 2006, we believe in part due to the migration of lower-acuity patients to alternative sources of long-term care.

For the three months ended March 31, 2007, we derived 38.2% and 29.5% of our revenue from Medicare and Medicaid, respectively. Since 1999, Medicare has reimbursed our skilled nursing facilities at a predetermined rate, based on the anticipated costs of treating patients, adjusted annually for increased costs due to inflation. Medicaid reimbursement rates are generally lower than reimbursement provided by Medicare. Rapidly increasing Medicaid spending, combined with slower state revenue growth, has led many states to institute measures aimed at controlling spending growth. We describe these programs further, including recent regulatory changes and trends in reimbursement rules and rates, in “Business — Sources of Reimbursement.”

Recent Acquisitions and Development Activities

On April 1, 2007, we purchased the owned real property, tangible assets, intellectual property and related rights and licenses of three skilled nursing facilities located in Missouri for $30.1 million in cash including $0.1 million of transaction expenses. We also assumed certain liabilities under associated operating contracts. The transaction added approximately 426 beds and 24 unlicensed apartments to our operations. The acquisition was financed by draw downs of $30.1 million on our revolving credit facility.

In March of 2007, we completed construction on an assisted living facility in Ottawa, Kansas for a total cost of approximately $2.8 million. This facility added 47 beds to our operations.

On February 1, 2007, we purchased the land, building and related improvements of one of our leased skilled nursing facilities in California for $4.3 million in cash. Changing this leased facility into an owned facility resulted in no net change in the number of beds in our operations.

On December 15, 2006, we purchased a skilled nursing facility in Missouri for $8.5 million in cash; on June 16, 2006, we purchased a long-term leasehold interest in a skilled nursing facility in Las Vegas, Nevada for $2.7 million in cash and on March 1, 2006, we purchased two skilled nursing facilities and one skilled nursing and residential care facility in Missouri for $31.0 million in cash. These facilities added approximately 666 beds to our operations.

New Facilities Under Development

We are currently developing three skilled nursing facilities in the Dallas/Fort Worth greater metropolitan area. We expect the total costs for development to be between $38 million and $43 million and that all of the facilities will be completed by April 2009. Upon completion we expect these facilities to add in aggregate approximately 360 to 410 beds to our operations.

We are also developing an assisted living facility in the greater Kansas City area. We estimate that the costs for this project will be approximately $4.4 million. We expect this facility to be completed in September 2008 and to add approximately 40 to 50 new beds to our operations.

Our Sponsor

Onex Corporation, traded on the Toronto Stock Exchange under the symbol “OCX,” is one of Canada’s largest companies, with annual consolidated revenues of approximately $17.0 billion and over 167,000 global employees. Onex Corporation invests in companies across a variety of industries, primarily in North America, in partnership with the management teams of those companies to build industry-leading businesses. Since 2004, Onex Corporation’s investments in large-cap companies have been completed with funding from Onex Partners LP, Onex Corporation’s initial US$1.7 billion private equity fund, and from Onex Partners II LP, Onex Corporation’s current US$3.45 billion private equity fund. Over the past three years, Onex Corporation has made several investments in healthcare service companies including Emergency Medical Services Corporation, Res-Care, Inc., Center for Diagnostic Imaging, Inc. and Magellan Health Services, Inc. In other industries, Onex Corporation and Onex Partners have made investments in companies that include Spirit AeroSystems, Inc., Tube City IMS Corporation, The Warranty Group and Hawker Beechcraft Corporation.

Onex Corporation has invested in us through its affiliates, including Onex Partners LP and Onex U.S. Principals LP, as described below under “— The Transactions.”

The Transactions

We are a holding company, formed in October 2005 under the name SHG Holding Solutions, Inc., with no independent assets or operations. In December 2005 we consummated the transactions contemplated by an agreement and plan of merger between us, our wholly-owned subsidiary SHG Acquisition Corp., or Merger Sub, and Skilled Healthcare Group, Inc., our predecessor company. Under the merger agreement, Merger Sub merged with and into our predecessor company. In the merger, substantially all of the former stockholders of our predecessor company received cash in exchange for their shares and the cancellation of options, except that certain members of our management and Baylor Health Care System, together the rollover investors, converted approximately one-half of their ownership interests in our predecessor company into an ownership interest in us (with their shares of our predecessor company being valued on the same basis as the per share cash merger consideration payable to all other stockholders of our predecessor company). In connection with the merger, Onex Partners LP, Onex American Holdings II LLC and Onex U.S. Principals LP (together referred to as Onex), together with associates and affiliates of Onex and the rollover investors, purchased shares of our common stock for $0.20 per share and purchased shares of our preferred stock for $9,900 per share.

As a result of the merger and through their investment in us, Onex and the rollover investors acquired our predecessor company for a purchase price of approximately $645.7 million. Onex and the rollover investors funded a portion of the purchase price, related transaction costs and an increase of cash on our balance sheet with equity contributions in us of approximately $222.9 million. The balance of the purchase price was funded through the issuance and sale by Merger Sub of $200.0 million principal amount of 11% senior subordinated notes and the incurrence and assumption of approximately $259.4 million of our predecessor company’s term loan debt. As a result of the merger, our predecessor company assumed the obligations of Merger Sub under the 11% senior subordinated notes by operation of law. Our predecessor company used the proceeds of the 11% senior subordinated notes, together with the equity contributions from Onex, to repay its second lien senior secured term loan and to pay the merger consideration to its then-existing stockholders. In connection with the merger, we incurred a $4.8 million bonus award expense under trigger event cash bonus agreements with two members of our senior management and $9.0 million of non-cash stock-based compensation expense associated with the vesting of outstanding restricted stock and stock options.

The merger was accounted for using the purchase method of accounting and, accordingly, all assets and liabilities of our predecessor company were recorded at their fair values as of the date of the acquisition, including goodwill of $396.0 million, representing the purchase price in excess of the fair value of the net tangible and identifiable intangible assets acquired. Due to the effect of the merger on the recorded amounts of assets, liabilities and stockholders’ equity, our financial statements prior to and subsequent to the merger are not comparable. Periods prior to December 27, 2005 represent the accounts and activity of the predecessor company and all periods from that date relate to the successor company.

We refer to the Onex merger, the equity contributions, the financings and use of proceeds therefrom and related transactions, collectively, as the “Transactions.” We describe the Transactions in greater detail under “The Transactions.”

Immediately after the Transactions, Onex, its affiliates and associates, on the one hand, and the rollover investors, on the other hand, held approximately 95% and 5%, respectively, of our outstanding capital stock, not including restricted stock issued to management at the time of the Transactions. Mr. Robert M. Le Blanc, a member of our board of directors, is a Managing Director of Onex Investment Corp., an affiliate of Onex.

As a result of the Transactions, we incurred a substantial amount of indebtedness and became subject to significantly higher interest expense payments and to covenants that restrict our operations. As of March 31, 2007, we had total indebtedness of approximately $514.9 million, of which $198.9 million consisted of the 11% senior subordinated notes (net of original issue discount of $1.1 million), $255.5 million consisted of borrowings under our first lien term loan and $55.0 million was outstanding under our first lien revolving credit facility.

In February 2007, we effected the merger of our predecessor company, which was then our wholly-own subsidiary, with and into us. We were the surviving company in the merger and changed our name from SHG Holding Solutions, Inc. to Skilled Healthcare Group, Inc. As a result of this merger, we assumed all of the rights and obligations of our predecessor company, including obligations under its 11% senior subordinated notes.

Extraordinary Dividend Payment and Redemption of Preferred Stock

In June 2005, we entered into a new $420.0 million senior credit facility. The proceeds of this financing were used to refinance our then-existing indebtedness, fully redeem our then outstanding class A preferred stock and pay a special dividend in the amount of $108.6 million to our then-existing stockholders. Other than this dividend payment, we paid no other dividends to our stockholders during 2005 and 2006, and we do not intend to pay dividends in the foreseeable future.

Corporate Information

We were incorporated in the State of Delaware. Our principal administrative offices are located at 27442 Portola Parkway, Suite 200, Foothill Ranch, CA 92610. Our telephone number is (949) 282-5800. Our website address is www.skilledhealthcaregroup.com. The content of our website does not constitute a part of this prospectus.

In August 2003, we emerged from bankruptcy, repaying or restructuring all of our indebtedness in full, paying all accrued interest expenses and issuing 5.0% common stock to former holders of our then outstanding 11 1/4% senior subordinated notes.

Trademarks And Trade Names

We own or have rights to use certain trademarks or trade names that we use in conjunction with the operation of our business, including, without limitation, each of the following: Express Recoverytm, Hospice Care of the West and Skilled Healthcare.

Information in this Prospectus

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.

Risk Factors

Investing in the notes involves substantial risk. See “Risk Factors” for a discussion of certain factors that you should consider before investing in the notes.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,								March 31
	2002	2003	2004		2005		2006		2007

Ratio of earnings to fixed charges	—	—	1.61	x	1.20	x	1.55	x	1.57	x

For the purpose of calculating the ratio of earnings to fixed charges, earnings represents income (loss) from continuing operations before income taxes and before cumulative effect of a change in accounting principle plus fixed charges. Fixed charges consist of interest expense (including capitalized interest, if any) on all indebtedness plus amortization of debt issuance costs and the portion of rental expense that we believe is representative of the interest component of rental expense. Earnings were insufficient to cover fixed charges in 2002 and 2003 by $2.1 million and $5.3 million, respectively.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before purchasing the notes. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations. Some of the statements in “Risk Factors” are forward-looking statements. For more information about forward-looking statements, please see “Forward-Looking Statements.”

Risk Factors Related to the Notes

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

We have a significant amount of indebtedness. On March 31, 2007, our total indebtedness, was approximately $514.9 million.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it difficult for us to satisfy our obligations with respect to these notes;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	increase the cost or limit the availability of additional financing, if needed or desired, to fund future working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business plan;

•	require us to maintain debt coverage and financial ratios at specified levels, reducing our financial flexibility; and

•	limit our ability to make material acquisitions or take advantage of business opportunities that may arise.

Despite our substantial indebtedness, we may still be able to incur more debt. This could intensify the risks associated with this indebtedness.

The terms of the indenture governing our 11% senior subordinated notes and our senior secured credit facility contain restrictions on our ability to incur additional indebtedness. These restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these exceptions could be substantial. Accordingly, we could incur significant additional indebtedness in the future. In addition, as of March 31, 2007, we had approximately $15.8 million available for additional borrowing under our first lien revolving credit facility. The more we become leveraged, the more we become exposed to the risks described above under “— Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our financial obligations.”

The agreements that govern our amended senior secured credit facility and the notes, contain various covenants that limit our discretion in the operation of our business.

The agreements and instruments that govern both our amended senior secured credit facility and the notes contain various restrictive covenants that, among other things, restrict our ability to:

•	incur more debt;

•	pay dividends, purchase company stock or make other distributions;

•	make certain investments;

•	create certain liens;

•	enter into transactions with affiliates;

•	make acquisitions;

•	merge or consolidate; and

•	transfer or sell assets.

In addition, the amended senior secured credit facility contains covenants that require us to achieve and maintain certain financial tests or ratios, including some that become more restrictive over time.

Our ability to comply with these covenants is subject to various risks and uncertainties. In addition, events beyond our control could affect our ability to comply with these covenants. A failure to comply with these covenants could result in an event of default under our amended senior secured credit facility, which, if not cured or waived, could have a material adverse affect on our business, financial condition and results of operations. In the event of any default under our amended senior secured credit facility, the lenders thereunder:

•	will not be required to lend any additional amounts to us;

•	could elect to declare all of our outstanding borrowings, together with accrued and unpaid interest and fees, to be immediately due and payable; and

•	could prevent us from making debt service payments on the notes pursuant to the subordination provisions applicable to the notes, which actions could result in an event of default under the notes.

If we were unable to repay debt to our secured lenders, these lenders could also proceed against the collateral securing that debt. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financings, investments, acquisitions and other corporate transactions that may be beneficial to us.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. Our ratio of earnings to fixed charges was 1.57 for the three months ended March 31, 2007. Our ability to generate sufficient cash to service our debt is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our amended senior secured credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our amended senior secured credit facility and these notes, on commercially reasonable terms or at all.

Your right to receive payments on the notes is junior to our existing indebtedness and possibly all of our future borrowings.

The notes rank behind all of our existing indebtedness and all of our future borrowings, except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our senior debt will be entitled to be paid in full and before any payment may be made with respect to the notes.

In addition, all payments on the notes will be blocked in the event of a payment default on certain senior debt and may be blocked for up to 179 consecutive days in the event of certain non-payment defaults on certain senior debt.

In addition to being contractually subordinated to all existing and future senior indebtedness, our obligations under the notes will be unsecured while obligations under our amended senior secured credit facility are secured by substantially all of our assets and those of our subsidiaries. If we become insolvent thereunder or are liquidated, or if payment under our amended senior secured credit facility is accelerated, the lenders will have a claim on all of our assets before the holders of unsecured debt, including the notes.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the notes will participate with trade creditors and all other holders of our subordinated indebtedness in the assets remaining after we have paid all of our senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of our senior debt.

For the three months ended March 31, 2007 and as of December 31, 2006, the notes were subordinated to $310.5 million and $264.6 million of senior debt and approximately $15.8 million and $62.3 million was available for borrowing as additional senior debt under our amended senior secured credit facility. We are permitted to incur substantial additional indebtedness, including senior debt, in the future under the terms of the indenture.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all notes of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our amended senior secured credit facility will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture. See “Description of Exchange Notes — Change of Control.”

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from our subsidiary guarantors.

If a bankruptcy case or lawsuit is initiated by unpaid creditors of any guarantor, the debt represented by the guarantees entered into by our subsidiary guarantors may be reviewed under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to other obligations of a guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for entering into the guarantee; and

•	either:

•	was insolvent or rendered insolvent by reason of entering into a guarantee; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts or contingent liabilities beyond its ability to pay such debts or contingent liabilities as they become due.

In such event, any payment by a guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the guarantor’s creditors under those circumstances.

If a guarantee of a subsidiary were voided as a fraudulent conveyance or held unenforceable for any other reason, holders of the notes would be solely creditors of Skilled Healthcare Group, Inc. and of its subsidiaries that have validly guaranteed the notes. The notes then would be effectively subordinated to all liabilities of the subsidiary whose guarantee was voided.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets; or

•	the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts or contingent liabilities as they become due.

A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its guarantee, if the guarantor did not substantially benefit directly or indirectly from the issuance of the notes.

In the event of a finding that a fraudulent conveyance or transfer has occurred, the court may void, or hold unenforceable, the subsidiary guarantees, which could mean that you may not receive any payments under the guarantees and the court may direct you to repay any amounts that you have already received from any subsidiary guarantor, to such subsidiary guarantor or a fund for the benefit of such subsidiary guarantor’s creditors. Furthermore, the holders of the notes would cease to have any direct claim against the applicable subsidiary guarantor. Consequently, the applicable subsidiary guarantor’s assets would be applied first to satisfy the applicable subsidiary guarantor’s other liabilities, before any portion of its assets could be applied to the payment of the notes. Sufficient funds to repay the notes may not be available from other sources, including the remaining subsidiary guarantors, if any. Moreover, the voidance of a subsidiary guarantee could result in an event of default with respect to our and our subsidiary guarantors’ other debt that could result in acceleration of such debt (if not otherwise accelerated due to our or our subsidiary guarantors’ insolvency or other proceeding).

On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of these notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

Each subsidiary guarantee contains a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law or may reduce or eliminate the guarantor’s obligation to an amount that effectively makes the guarantee worthless.

We may not have access to the cash flow and other assets of our non-guarantor subsidiaries that may be needed to make payments on the notes.

Although much of our business is conducted through our subsidiaries, our off-shore captive insurance subsidiary and our 50% owned pharmacy joint venture have not guaranteed the notes. In addition, under certain circumstances our subsidiary guarantors may be released from their guarantees. See “Description of Exchange Notes.” Accordingly, our ability to make payments on the notes may be or become dependent on the earnings and the distribution of funds from our non-guarantor subsidiaries and joint ventures. Our non-guarantor subsidiaries and joint ventures are permitted under the terms of the indenture to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such entities to us. We cannot assure you that the agreements governing the current and future indebtedness of our non-guarantor subsidiaries and joint ventures will permit these entities to provide us with sufficient dividends, distributions or loans to fund payments on the notes when due. In addition, to the extent the guarantees of the notes by our guarantor subsidiaries may be limited or unenforceable, we may also not be able to access the earnings of those subsidiaries to help service the notes. See “— Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from our subsidiary guarantors.”

The notes will be effectively subordinated to all liabilities and claims of creditors of our current and future non-guarantor subsidiaries and joint ventures.

The notes are structurally subordinated to indebtedness and other liabilities of our non-guarantor insurance subsidiary and pharmacy joint venture, along with our future subsidiaries and joint ventures that do not guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries or joint ventures, these non-guarantor subsidiaries and joint ventures will pay the holders of their debts, holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to us. Our non-guarantor subsidiary and pharmacy joint venture have aggregate consolidated liabilities, excluding liabilities owing to us or any guarantor, as of March 31, 2007, of $4.9 million.

We are controlled by Onex and its interest as an equity holder may conflict with yours as a creditor.

Onex beneficially owns substantially all of our common stock. Accordingly, Onex has the power to control the outcome of matters on which stockholders are entitled to vote. The interests of Onex may not in all cases be aligned with yours. For example, our equity holders may have an interest in pursuing acquisitions, divestitures, financings or other transactions, that, in their judgment, could enhance their equity investment, even though these transactions might involve risks to the holders of the notes if the transactions resulted in our being more highly leveraged or significantly change the nature of our business operations or strategy. In addition, if we encounter financial difficulties, or we are unable to pay our debts as they mature, the interests of our equity holders might conflict with those of the holders of the notes. In that situation, for example, the holders of the notes might want us to raise additional equity from Onex or other investors to reduce our leverage and pay our debts, while Onex might not want to increase its investment in us or have its ownership diluted and instead choose to take other actions, such as selling our assets. Additionally, Onex is in the business of making investments in companies and currently hold, and may from time to time in the future acquire, controlling interests in businesses engaged in the healthcare industries that complement or directly or indirectly compete with certain portions of our business. Further, if Onex pursues such acquisitions in the healthcare industry, those acquisition opportunities may not be available to us.

An active trading market may not develop for the notes.

There is no existing trading market for the notes. Neither we nor the initial purchasers of the private notes are obligated to make a market in the exchange notes and, to our knowledge, do not intend to do so. If market-making activities are commenced, they may be discontinued at any time without notice.

We do not intend to apply for listing of the private notes or the exchange notes on any securities exchange or for quotation on The Nasdaq National Market.

The liquidity of any market for the exchange notes will depend on a number of factors, including:

•	the number of holders of the exchange notes;

•	our performance;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

We cannot assure you that an active market for the exchange notes will develop or, if developed, that it will continue.

If you do not properly tender your private notes, you will continue to hold unregistered private notes and your ability to transfer private notes will be adversely affected.

We will only issue exchange notes in exchange for private notes that are timely received by the exchange agent. Therefore, you should allow sufficient time to ensure timely delivery of the private notes and you should carefully follow the instructions on how to tender your private notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the private notes. If you do not tender your private notes or if we do not accept your private notes because you did not tender your private notes properly, then, after we consummate the exchange offer, you may continue to hold private notes that are subject to the existing transfer restrictions. In addition, if you tender your private notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for private notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes.

After the exchange offer is consummated, if you continue to hold any private notes, you may have difficulty selling them because there will be less private notes outstanding. In addition, if a large amount of private notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of such exchange notes.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could result in a restatement of our financial statements, cause investors to lose confidence in our financial statements and our company and have a material adverse effect on our business and stock price.

We produce our consolidated financial statements in accordance with the requirements of GAAP, but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports to help mitigate the risk of fraud and to operate successfully as a publicly traded company. As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm that addresses both management’s assessments and our internal controls. This requirement will apply to us starting with our annual report for the year ended December 31, 2008.

Our fiscal 2006 audit revealed that a significant deficiency existed in the documentation of our internal control design and that evidence of the functioning and effectiveness of key controls did not exist for our significant accounts and processes for 2006. In addition, our fiscal 2005 audit revealed a reportable condition in our internal controls over our financial closing and reporting processes. A reportable condition or a significant deficiency is a control deficiency, or combination of deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with GAAP such that there is a more than remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. In particular, we and our independent registered public accounting firm identified numerous post-closing adjustments to our financial statements as part of the 2005 audit and the 2006 interim review process. In addition, during our second quarter of 2006 closing review and as we prepared to register the issuance of new 11% senior subordinated notes in an exchange offer for our private 11% senior subordinated notes, we identified certain accounting errors in our financial statements for the three years ended December 31, 2005 and the first quarter of 2006. These errors primarily related to purchase accounting entries made in connection with the Transactions. As a result of discovering these errors, we undertook a further review of our historical financial statements and identified adjustments to additional accounts. Following this review, our board of directors and independent registered public accounting firm concluded that an amendment of our annual report to holders of our 11% senior subordinated notes, which included the restatement of our financial statements for the three years ended December 31, 2005, and an amendment of our quarterly report to holders of our 11% senior subordinated notes for the first quarter of 2006, which included a restatement of our financial statements therein, was necessary. We are in the process of remediating the significant deficiency identified above in order to help prevent and detect further errors in the financial statement closing and reporting process. We are doing this by hiring staff with the appropriate experience, upgrading our general ledger system to produce timely and accurate financial information and performing an evaluation of our internal controls and remediating where necessary. We have implemented many of these measures, and we intend to implement other measures to improve our internal control over financial reporting. If these measures are insufficient to address the issues raised, or if we discover additional internal control deficiencies, we may fail to meet reporting requirements established by the Securities and Exchange Commission and our reporting obligations under the terms of our existing or future indebtedness, our financial statements may contain material misstatements and require restatement and our business and operating results may be harmed.

The restatement of previously issued financial statements could also expose us to legal risk. The defense of any such actions could cause the diversion of management’s attention and resources, and we could be required to pay damages to settle such actions if any such actions are not resolved in our favor. Even if resolved in our favor, such actions could cause us to incur significant legal and other expenses. Moreover, we may be the subject of negative publicity focusing on the financial statement inaccuracies and resulting restatement and negative reactions from our stockholders, creditors or others with which we do business.

As we prepare to comply with Section 404, we may identify significant deficiencies or errors, including or in addition to those described above, that we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue a favorable assessment if we conclude that our internal controls over financial reporting are effective. If either we are unable to conclude that we have effective internal controls over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report as required by Section 404, investors could lose confidence in our reported financial information and our company.

If we fail to implement the requirements of Section 404 in a timely manner, we may also be subject to sanctions or investigation by regulatory authorities such as the Securities and Exchange Commission.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the Securities and Exchange Commission, with which we are not required to comply as a private company. As a result, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our board of directors and management, will require us to have additional finance and accounting staff, may make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly. We will need to:

•	institute a more comprehensive compliance function;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 and the related rules and regulations of the Securities Exchange Commission and the Public Company Accounting Oversight Board;

•	prepare and distribute periodic reports in compliance with our obligations under the federal securities laws;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish an investor relations function.

If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. If our finance and accounting personnel insufficiently support us in fulfilling these public-company compliance obligations, or if we are unable to hire adequate finance and accounting personnel, we could face significant legal liability, which could have a material adverse effect on our financial condition and results of operations. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our independent registered public accountants identified a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us.

In addition, we also expect that being a public company subject to these rules and regulations will require us to modify our director and officer liability insurance, and we may be required to accept reduced policy limits or incur substantially higher costs to obtain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Risks Related to our Business and Industry

Reductions in Medicare reimbursement rates or changes in the rules governing the Medicare program could have a material adverse effect on our revenue, financial condition and results of operations.

Medicare is our largest source of revenue, accounting for 38.2% and 36.0% of our total revenue during the three months ended March 31, 2007 and in 2006, respectively. In addition, many private payors base their reimbursement rates on the published Medicare rates or, in the case of our rehabilitation therapy services, are themselves reimbursed by Medicare. Accordingly, if Medicare reimbursement rates are reduced or fail to increase as quickly as our costs, or if there are changes in the rules governing the Medicare program that are disadvantageous to our business or industry, our business and results of operations will be adversely affected.

The Medicare program and its reimbursement rates and rules are subject to frequent change. These include statutory and regulatory changes, rate adjustments (including retroactive adjustments), administrative or executive orders and government funding restrictions, all of which may materially adversely affect the rates at which Medicare reimburses us for our services. Implementation of these and other types of measures has in the past and could in the future result in substantial reductions in our revenues and operating margins. Prior reductions in governmental reimbursement rates partially contributed to our bankruptcy filing under Chapter 11 of the United States Bankruptcy Code in October 2001.

Budget pressures often lead the federal government to place limits on reimbursement rates under Medicare. For instance, the Deficit Reduction Act of 2005, or DRA, included provisions that are expected to reduce Medicare and Medicaid payments to skilled nursing facilities by $100.0 million over five years (federal fiscal years 2006 through 2010). Also, effective January 1, 2006, there are caps on the annual amount that Medicare Part B will pay for physical and speech language therapy and occupation therapy for any given patient. Despite certain exceptions applicable through the end of 2007, these caps may result in decreased demand for rehabilitation therapy services for beneficiaries whose therapy would have been reimbursed under Part B but for the caps. This decrease in demand could be exacerbated if the exceptions to the caps expire and are not continued beyond December 31, 2007.

In addition, the federal government often changes the rules governing the Medicare program, including those governing reimbursement. Changes that could adversely affect our business include:

•	administrative or legislative changes to base rates or the bases of payment;

•	limits on the services or types of providers for which Medicare will provide reimbursement;

•	the reduction or elimination of annual rate increases; or

•	an increase in co-payments or deductibles payable by beneficiaries.

On February 5, 2007, the president submitted his proposed 2008 budget to Congress. Through legislative and regulatory action, the president proposes to reduce Medicare spending by $5.3 billion in fiscal year 2008 and by $75.9 billion over five years. The budget would, among other things again freeze payments to skilled nursing facilities in 2008 and reduce payment updates for hospice services. The president also proposes to eliminate bad debt reimbursement for unpaid beneficiary cost sharing over four years for all providers, including skilled nursing facilities. Medicare currently pays 70% of unpaid beneficiary co-payments and deductibles to skilled nursing facilities.

Given the history of frequent revisions to the Medicare program and its reimbursement rates and rules, we may not continue to receive reimbursement rates from Medicare that sufficiently compensate us for our services. Limits on reimbursement rates or the scope of services being reimbursed could have a material adverse effect on our revenues, financial condition and results of operations. For a more comprehensive description of recent changes in reimbursement rates provided by Medicare, see “Business — Sources of Reimbursement — Medicare”.

We expect the federal and state governments to continue their efforts to contain growth in Medicaid expenditures, which could adversely affect our revenue and profitability.

We receive a significant portion of our revenue from Medicaid, which accounted for 29.5% and 32.0% of our total revenue during the three months ended March 31, 2007 and in 2006, respectively. In addition, many private payors for our rehabilitation therapy services are reimbursed under the Medicaid program. Accordingly, if Medicaid reimbursement rates are reduced or fail to increase as quickly as our costs, or if there are changes in the rules governing the Medicaid program that are disadvantageous to our business or industry, our business and results of operations could be adversely affected.

Medicaid is a state-administered program financed by both state funds and matching federal funds. Medicaid spending has increased rapidly in recent years, becoming a significant component of state budgets. This, combined with slower state revenue growth, has led both the federal government and many states to institute measures aimed at controlling the growth of Medicaid spending. For example, the DRA included several measures that are expected to reduce Medicare and Medicaid payments to skilled nursing facilities by $100.0 million over five years. These included limiting the circumstances under which an individual may become financially eligible for nursing home services under Medicaid, which could result in fewer patients being able to afford our services. In addition, the presidential budget submitted for federal fiscal year 2008 includes proposed reform of the Medicaid program to cut a total of $25.7 billion in Medicaid expenditures over the next five years.

We expect continuing cost containment pressures on Medicaid outlays for skilled nursing facilities both by the states in which we operate and by the federal government. These may take the form of both direct decreases in reimbursement rates or in rule changes that limit the beneficiaries, services or providers eligible to receive Medicaid benefits. For a description of currently proposed reductions in Medicaid expenditures and a description of the implementation of the Medicaid program in the states in which we operate, see “Business — Sources of Reimbursement — Medicaid.”

Recent federal government proposals could limit the states’ use of provider tax programs to generate revenue for their Medicaid expenditures, which could result in a reduction in our reimbursement rates under Medicaid.

To generate funds to pay for the increasing costs of the Medicaid program, many states utilize financial arrangements such as provider taxes. Under provider tax arrangements, a state collects taxes from health care providers and then returns the revenue to these providers as a Medicaid expenditure. This allows the state to claim federal matching funds on this additional reimbursement. The Tax Relief and Health Care Act of 2006, signed into law on December 20, 2006, reduced the maximum allowable provider tax from 6% to 5.5% from January 1, 2008 through October 1, 2011. As a result, many states may have less funds available for payment of Medicaid expenses, which would also decrease their federal matching payments.

Revenue we receive from Medicare and Medicaid is subject to potential retroactive reduction.

Payments we receive from Medicare and Medicaid can be retroactively adjusted after a new examination during the claims settlement process or as a result of post-payment audits. Payors may disallow our requests for reimbursement based on determinations that certain costs are not reimbursable because either adequate or additional documentation was not provided or because certain services were not covered or deemed to be medically necessary. Congress and CMS may also impose further limitations on government payments to health care providers. Significant adjustments to our Medicare or Medicaid revenues could adversely affect our financial condition and results of operations.

Healthcare reform legislation could adversely affect our revenue and financial condition.

In recent years, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for, the availability of and reimbursement for healthcare services in the United States. These initiatives have ranged from proposals to fundamentally change federal and state healthcare reimbursement programs, including to provide comprehensive healthcare coverage to the public under governmental funded programs, to minor modifications to existing programs. The ultimate content or timing of any future healthcare reform legislation, and its impact on us, is impossible to predict. If significant reforms are made to the U.S. healthcare system, those reforms may have an adverse effect on our financial condition and results of operations.

In addition, we incur considerable administrative costs in monitoring the changes made within the various reimbursement programs, determining the appropriate actions to be taken in response to those changes and implementing the required actions to meet the new requirements and minimize the repercussions of the changes to our organization, reimbursement rates and costs.

We are subject to extensive and complex laws and government regulations. If we are not operating in compliance with these laws and regulations or if these laws and regulations change, we could be required to make significant expenditures or change our operations in order to bring our facilities and operations into compliance.

We, along with other companies in the healthcare industry, are required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things:

•	licensure and certification;

•	adequacy and quality of healthcare services;

•	qualifications of healthcare and support personnel;

•	quality of medical equipment;

•	confidentiality, maintenance and security issues associated with medical records and claims processing;

•	relationships with physicians and other referral sources and recipients;

•	constraints on protective contractual provisions with patients and third-party payors;

•	operating policies and procedures;

•	addition of facilities and services; and

•	billing for services.

Many of these laws and regulations are expansive, and we do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In addition, certain regulatory developments, such as revisions in the building code requirements for assisted living and skilled nursing facilities, mandatory increases in scope and quality of care to be offered to residents and revisions in licensing and certification standards, could have a material adverse effect on us. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses.

In addition, federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies and, in particular, skilled nursing facilities. This includes investigations of:

•	cost reporting and billing practices;

•	quality of care;

•	financial relationships with referral sources; and

•	the medical necessity of services provided.

We are unable to predict the future course of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations, or the intensity of federal and state enforcement actions. Changes in the regulatory framework, our failure to obtain or renew required regulatory approvals or licenses or to comply with applicable regulatory requirements, the suspension or revocation of our licenses or our disqualification from participation in federal and state reimbursement programs, or the imposition of other harsh enforcement sanctions could have a material adverse effect upon our results of operations, financial condition and liquidity. Furthermore, should we lose licenses or certifications for a number of our facilities as a result of regulatory action or otherwise, we could be deemed to be in default under some of our agreements, including agreements governing outstanding indebtedness and the report of such issues at one of our facilities could harm our reputation for quality care and lead to a reduction in our patient referrals and ultimately our revenue and operating income. For a discussion of the material government regulations applicable to our business, see “Business — Government Regulation.”

We face periodic reviews, audits and investigations under federal and state government programs and contracts. These audits could have adverse findings that may negatively affect our business.

As a result of our participation in the Medicare and Medicaid programs, we are subject to various governmental reviews, audits and investigations to verify our compliance with these programs and applicable laws and regulations. Private pay sources also reserve the right to conduct audits. An adverse review, audit or investigation could result in:

•	refunding amounts we have been paid pursuant to the Medicare or Medicaid programs or from private payors;

•	state or federal agencies imposing fines, penalties and other sanctions on us;

•	temporary suspension of payment for new patients to the facility;

•	decertification or exclusion from participation in the Medicare or Medicaid programs or one or more private payor networks;

•	damage to our reputation;

•	the revocation of a facility’s license; and

• loss of certain rights under, or termination of, our contracts with managed care payors.

Significant legal actions, which are commonplace in our industry, could subject us to increased operating costs and substantial uninsured liabilities, which would materially and adversely affect our results of operations, liquidity and financial condition.

The long-term care industry has experienced an increasing trend in the number and severity of litigation claims involving punitive damages and settlements. We believe that this trend is endemic to the industry and is a result of the increasing number of large judgments, including large punitive damage awards, against long-term care providers in recent years resulting in an increased awareness by plaintiffs’ lawyers of potentially large recoveries. According to a report issued by AON Risk Consultants in March 2005 on long-term care operators’ professional liability and general liability costs, the average cost per bed for professional liability and general liability costs has increased from $430 in 1993 to $2,310 per bed in 2004. This has resulted from average professional liability and general liability claims in the long-term care industry more than doubling from $72,000 in 1993 to $176,000 in 2004 and the average number of claims per 1,000 beds increasing at an average annual rate of 10% from 6.0 in 1993 to 13.1 in 2004. Our long-term care operator’s professional liability and general liability cost per bed was $1,385 in 2006 and $1,892 in 2005, as compared to our average revenue per bed of $74,280 in 2006 and $70,443 in 2005. Our professional and general liability cost per bed decreased in 2006 due to a favorable downward adjustment in our actuarially estimated costs of $3.2 million, primarily associated with the favorable impact of Texas tort reform established in 2003, and our acquisitions in Kansas and Missouri, which have existing tort reform laws. Should a trend of increasing professional liability and general liability costs occur, we may not be able to increase our revenue sufficiently to cover the cost increases, and our operating income could suffer.

We could face significant financial difficultly as a result of one or more of the risks discussed above, which could cause our stock price to decline, could cause us to seek protection under bankruptcy laws or could cause our creditors to have a receiver appointed on our behalf.

We could face significant financial difficultly if Medicare or Medicaid reimbursement rates are reduced, patient demand for our services is reduced or we incur unexpected liabilities or expenses, including in connection with legal actions. This financial difficulty could cause our stock price to decline, could cause us to seek protection under bankruptcy laws or could cause our creditors to have a receiver appointed on our behalf.

In 2001 we filed a voluntary petition for protection under Chapter 11 of the U.S. Bankruptcy Code. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Historical Overview — Reorganization under Chapter 11.”

The financial difficulties that led to our filing under Chapter 11 were caused by a combination of industry and company specific factors. Effective in 1997, the federal government fundamentally changed the reimbursement system for skilled nursing operators, which had a significant adverse effect on the cash flows of many providers, including us. Soon thereafter, we also began to experience significant industry-wide increases in our labor costs and professional liability and other insurance costs that adversely affected our operating results.

In late 2000, one of our facilities was temporarily decertified from the Medicare and Medicaid programs for alleged regulatory compliance reasons, causing a significant loss and delay in receipt of revenue at this facility. During this time, a patient brought a claim against us for negligence, infliction of emotional distress and willful misconduct. The plaintiff was able to obtain a judgment in the amount of approximately $6.0 million. These events occurred as the amortization of principal payments on our then outstanding senior debt substantially increased. To preserve resources for our operations, we discontinued amortization payments on our senior debt and interest payments on our subordinated debt and began to negotiate with our lenders to restructure our balance sheet. Early in the fourth quarter of 2001, before we predecessor company could reach an agreement with our lenders, the plaintiff in the professional liability litigation placed a lien on our assets, including our cash. With our ability to operate restricted, we predecessor company filed for protection under Chapter 11. We ultimately settled the professional liability claim for approximately $1.1 million, an amount that was fully covered by insurance proceeds. It is possible that future professional liability claims could harm our ability to meet our obligations or repay our liabilities.

A significant portion of our business is concentrated in a few markets, and an economic downturn or changes in the laws affecting our business in those markets could have a material adverse effect on our operating results.

In the three months ended March 31, 2007 we received approximately 52.8% and 31.0% of our revenue from operations in California and Texas, respectively, and in 2006 we received approximately 52.1% and 34.4% of our revenue from operations in California and Texas, respectively. Accordingly, isolated economic conditions prevailing in either of these markets could affect the ability of our patients and third-party payors to reimburse us for our services, either through a reduction of the tax base used to generate state funding of Medicaid programs, an increase in the number of indigent patients eligible for Medicaid benefits or other factors. An economic downturn or changes in the laws affecting our business in these markets could have a material adverse effect on our financial position, results of operations and cash flows.

Possible changes in the acuity mix of residents and patients as well as payor mix and payment methodologies may significantly reduce our profitability or cause us to incur losses.

Our revenue is affected by our ability to attract a favorable patient acuity mix, and by our mix of payment sources. Changes in the type of patients we attract, as well as our payor mix among private payors, managed care companies, Medicare and Medicaid significantly affect our profitability because not all payors reimburse us at the same rates. Particularly, if we fail to maintain our proportion of high-acuity patients or if there is any significant increase in the percentage of our population for which we receive Medicaid reimbursement, our financial position, results of operations and cash flow may be adversely affected.

It is difficult to attract and retain qualified nurses, therapists, healthcare professionals and other key personnel, which increases our costs relating to these employees and could cause us to fail to comply with state staffing requirements at one or more of our facilities.

We rely on our ability to attract and retain qualified nurses, therapists and other healthcare professionals. The market for these key personnel is highly competitive, and we could experience significant increases in our operating costs due to shortages in their availability. Like other healthcare providers, we have experienced difficulties in attracting and retaining qualified personnel, especially facility administrators, nurses, therapists, certified nurses’ aides and other important healthcare personnel. We may continue to experience increases in our labor costs, primarily due to higher wages and greater benefits required to attract and retain qualified healthcare personnel, and such increases may adversely affect our profitability.

This shrinking labor market and the high demand for such employees has created high turnover among clinical professional staff, as many seek to take advantage of the supply of available positions. A lack of qualified personnel at a facility could result in significant increases in labor costs and an increased reliance on expensive temporary nursing agencies or otherwise adversely affect operations at that facility. If we are unable to attract and retain qualified professionals, our ability to provide services to our residents and patients may decline and our ability to grow may be constrained.

If we are unable to comply with state minimum staffing requirements at one or more of our facilities, we could be subject to fines or other sanctions.

Increased attention to the quality of care provided in skilled nursing facilities has caused several states to mandate, and other states to consider mandating, minimum staffing laws that require minimum nursing hours of direct care per resident per day. These minimum staffing requirements further increase the gap between demand for and supply of qualified professionals, and lead to higher labor costs.

We operate a number of facilities in California, which has enacted legislation establishing minimum staffing requirements for facilities operating in that state. This legislation requires that the California Department of Health Services, or DHS, promulgate regulations requiring each skilled nursing facility to provide a minimum of 3.2 nursing hours per patient day. Although DHS has not promulgated such regulations, it enforces this requirement through on-site reviews conducted during periodic licensing and certification surveys and in response to complaints. If a facility is determined to be out of compliance with this minimum staffing requirement, DHS may issue a notice of deficiency, or a citation, depending on the impact on patient care. A citation carries with it the imposition of monetary fines that can range from $100 to $100,000 per citation. The issuance of either a notice of deficiency or a citation requires the facility to prepare and implement an acceptable plan of correction.

Our ability to satisfy these minimum staffing requirements depends upon our ability to attract and retain qualified healthcare professionals, including nurses, certified nurse’s assistants and other personnel. Attracting and retaining these personnel is difficult, given existing shortages in the labor markets in which we operate. Furthermore, if states do not appropriate additional funds (through Medicaid program appropriations or otherwise) sufficient to pay for any additional operating costs resulting from minimum staffing requirements, our profitability may be materially adversely affected.

If we fail to attract patients and residents or to compete effectively with other healthcare providers, our revenue and profitability may decline and we may incur losses.

The long-term healthcare services industry is highly competitive. Our skilled nursing facilities compete primarily on a local and regional basis with many long-term care providers, from national and regional chains to smaller providers owning as few as a single nursing center. We also compete with inpatient rehabilitation facilities and long-term acute care hospitals. Increased competition could limit our ability to attract and retain patients, maintain or increase rates or to expand our business. Our ability to compete successfully varies from location to location depending on a number of factors, including the number of competing centers in the local market, the types of services available, our local reputation for quality care of patients, the commitment and expertise of our staff and physicians, our local service offerings and treatment programs, the cost of care in each locality, and the physical appearance, location, age and condition of our facilities. If we are unable to attract patients to our facilities, particularly the high-acuity patients we target, then our revenue and profitability will be adversely affected. Some of our competitors have greater financial and other resources than us, may have greater brand recognition and may be more established in their respective communities than we are. Competing long-term care companies may also offer newer facilities or different programs or services than we do and may thereby attract our patients who are presently residents of our facilities, potential residents of our facilities, or who are otherwise receiving our healthcare services. Other competitors may accept a lower margin, and therefore, present significant price competition for managed care and private pay patients.

We also encounter competition in connection with our other related healthcare services, including our rehabilitation therapy services provided to third-party facilities, assisted living facilities, hospice care and institutional pharmacy services. Generally, this competition is national, regional and local in nature. Many companies competing in these industries have greater financial and other resources than we have. The primary competitive factors for these other related healthcare services are similar to those for our skilled nursing and rehabilitation therapy businesses and include reputation, the cost of services, the quality of clinical services, responsiveness to customer needs and the ability to provide support in other areas such as third-party reimbursement, information management and patient record-keeping. Given the relatively low barriers to entry and continuing health care cost containment pressures in the assisted living industry, we expect that the assisted living industry will become increasingly competitive in the future. Increased competition in the future could limit our ability to attract and retain residents, maintain or increase resident service fees, or expand our business.

In addition, our institutional pharmacy services generally compete on price and quality of the services provided. The introduction of the Medicare Part D benefit may also have an impact on our competitiveness in the pharmacy business by providing patients with an increased range of pharmacy alternatives and putting pressure on pharmacy plans to reduce prices.

Insurance coverage may become increasingly expensive and difficult to obtain for long-term care companies, and our self-insurance may expose us to significant losses.

It may become more difficult and costly for us to obtain coverage for patient care liabilities and certain other risks, including property and casualty insurance. Insurance carriers may require long-term care companies to significantly increase their self-insured retention levels and/or pay substantially higher premiums for reduced coverage for most insurance coverages, including workers’ compensation, employee healthcare and patient care liability.

We self-insure a significant portion of our potential liabilities for several risks, including professional liability, general liability and workers’ compensation. In California, Texas and Nevada, we have professional and general liability insurance with an individual claim limit of $2 million per loss and an annual aggregate coverage limit for all facilities in these states of $6 million. In Kansas we have occurrence-based professional and general liability insurance with an individual claim limit of $1 million per loss and an annual aggregate coverage limit of $3 million for each individual facility. In Missouri we have claims-made based professional and general liability insurance with an occurrence limit of $1 million per loss and an annual aggregate coverage limit of $3 million for each individual facility. We have also purchased excess general and professional liability insurance coverage providing an additional $12 million of coverage for losses arising from any claims in excess of $3 million. We also maintain a $1 million self-insured professional and general liability retention per claim in California, Nevada and Texas. We maintain no deductibles in Kansas and Missouri. Additionally, we self-insure the first $1 million per workers’ compensation claim in each of California and Nevada. We purchase workers’ compensation policies for Kansas and Missouri with no deductibles. We have elected to not carry workers’ compensation insurance in Texas and we may be liable for negligence claims that are asserted against us by our employees.

Due to our self-insured retentions under our professional and general liability and workers’ compensation programs, including our election to self-insure against workers’ compensation claims in Texas, there is no limit on the maximum number of claims or amount for which we can be liable in any policy period. We base our loss estimates on actuarial analyses, which determine expected liabilities on an undiscounted basis, including incurred but not reported losses, based upon the available information on a given date. It is possible, however, for the ultimate amount of losses to exceed our estimates and our insurance limits. In the event our actual liability exceeds our estimates for any given period, our results of operations and financial condition could be materially adversely impacted.

At March 31, 2007, we had $36.5 million in accruals for known or potential uninsured general and professional liability claims and $11.0 million in accruals for workers’ compensation, based on claims experience and an independent actuarial review. We may need to increase our accruals as a result of future actuarial reviews and claims that may develop. An adverse determination in legal proceedings, whether currently asserted or arising in the future, could have a material adverse effect on our business.

If our referral sources fail to view us as an attractive long-term care provider, our patient base may decrease.

We rely significantly on appropriate referrals from physicians, hospitals and other healthcare providers in the communities in which we deliver our services to attract the kinds of patients we target. Our referral sources are not obligated to refer business to us and may refer business to other healthcare providers. We believe many of our referral sources refer business to us as a result of the quality of our patient service and our efforts to establish and build a relationship with them. If we lose, or fail to maintain, existing relationships with our referral resources, fail to develop new relationships or if we are perceived by our referral sources for any reason as not providing high quality patient care, the quality of our patient mix could suffer and our revenue and profitability could decline.

We may be unable to reduce costs to offset decreases in our occupancy rates or other expenses completely.

We depend on implementing adequate cost management initiatives in response to fluctuations in levels of occupancy in our skilled nursing and assisted living facilities and in other sources of income in order to maintain our current cash flow and earnings levels. Fluctuation in our occupancy levels may become more common as we increase our emphasis on patients with shorter stays but higher acuities. A decline in our occupancy rates could result in decreased revenue. If we are unable to put in place corresponding reductions in costs in response to falls in census or other revenue shortfalls, we may be unable to prevent future decreases in earnings. As a result, our financial condition and operating results may be adversely affected.

If we do not achieve or maintain a reputation for providing high quality of care, our business may be negatively affected.

Our ability to achieve or maintain a reputation for providing high quality of care to our patients at each of our skilled nursing and assisted living facilities, or through our rehabilitation therapy and hospice businesses, is important to our ability to attract and retain patients, particularly high-acuity patients. We believe that the perception of our quality of care by a potential patient or potential patient’s family seeking to contract for our services is influenced by a variety of factors, including doctor and other health care professional referrals, community information and referral services, newspapers and other print and electronic media, results of patient surveys, recommendations from family and friends, published quality care statistics compiled by CMS or other industry data. Through our focus on retaining high quality staffing, reviewing feedback and surveys from our patients and referral sources to highlight areas of improvement and integrating our service offerings at each of our facilities, we seek to maintain and improve on the outcomes from each of the factors listed above in order to build and maintain a strong reputation at our facilities. If any of our skilled nursing or assisted living facilities fail to achieve or maintain a reputation for providing high-quality care, or is perceived to provide a lower quality of care than comparable facilities within the same geographic area, or users of our rehabilitation therapy services perceive that they could receive higher quality services from other providers, our ability to attract and retain patients at such facility could be adversely affected. If this perception were to become widespread within the areas in which we operate, our revenue and profitability could be adversely affected.

Consolidation of managed care organizations and other third-party payors or reductions in reimbursement from these payors may adversely affect our revenue and income or cause us to incur losses.

Managed care organizations and other third-party payors have continued to consolidate in order to enhance their ability to influence the delivery of healthcare services. Consequently, the healthcare needs of a large percentage of the United States population are increasingly served by a small number of managed care organizations. These organizations generally enter into service agreements with a limited number of providers for needed services. These organizations have become an increasingly important source of revenue and referrals for us. To the extent that such organizations terminate us as a preferred provider or engage our competitors as a preferred or exclusive provider, our business could be materially adversely affected.

In addition, private third-party payors, including managed care payors, are continuing their efforts to control healthcare costs through direct contracts with healthcare providers, increased utilization reviews, or reviews of the propriety of, and charges for, services provided, and greater enrollment in managed care programs and preferred provider organizations. As these private payors increase their purchasing power, they are demanding discounted fee structures and the assumption by healthcare providers of all or a portion of the financial risk associated with the provision of care. Significant reductions in reimbursement from these sources could materially adversely affect our business.

Annual caps that limit the amounts that can be paid for outpatient therapy services rendered to any Medicare beneficiary may reduce our future net operating revenue and profitability or cause us to incur losses.

Some of our rehabilitation therapy revenue is paid by the Medicare Part B program under a fee schedule. Congress has established annual caps that limit the amounts that can be paid (including deductible and coinsurance amounts) for rehabilitation therapy services rendered to any Medicare beneficiary under Medicare Part B. The Balanced Budget Act of 1997, or BBA, requires a combined cap for physical therapy and speech-language pathology and a separate cap for occupational therapy. Due to a series of moratoria enacted subsequent to the BBA, the caps were only in effect in 1999 and for a few months in 2003. With the expiration of the most recent moratorium, the caps were reinstated on January 1, 2006 at $1,740 for the physical therapy and speech therapy cap and $1,740 for the occupational therapy cap. Each of these caps increased to $1,780 on January 1, 2007.

The president signed the DRA into law on February 8, 2006. The DRA directed CMS to create a process to allow exceptions to therapy caps for certain medically necessary services provided on or after January 1, 2006 for patients with certain conditions or multiple complexities whose therapy is reimbursed under Medicare Part B. The majority of the residents in our skilled nursing facilities and patients served by our rehabilitation therapy programs whose therapy is reimbursed under Medicare Part B have qualified for the exceptions to these reimbursement caps. The Tax Relief and Health Care Act of 2006 extended the exceptions through the end of 2007. Unless further extended, these exceptions will expire on December 31, 2007.

The application of annual caps, or the discontinuation of exceptions to the annual caps, could have an adverse effect on our integrated rehabilitation therapy revenue as well as the rehabilitation therapy revenue that we receive from third-party facilities for treating their Medicare Part B beneficiaries. Additionally, the exceptions to these caps may not be extended beyond December 31, 2007, which would have an even greater adverse effect on our revenue.

Delays in reimbursement may cause liquidity problems.

If we have information systems problems or issues arise with Medicare, Medicaid or other payors, we may encounter delays in our payment cycle. Any future timing delay may cause working capital shortages. As a result, working capital management, including prompt and diligent billing and collection, is an important factor in our consolidated results of operations and liquidity. Our working capital management procedures may not successfully ameliorate the effects of any delays in our receipt of payments or reimbursements. Accordingly, such delays could have an adverse effect on our liquidity and financial condition.

Our rehabilitation and other related healthcare services are also subject to delays in reimbursement, as we act as vendors to other providers who in turn must wait for reimbursement from other third-party payors. Each of these customers is therefore subject to the same potential delays to which our nursing homes are subject, meaning any such delays would further delay the date we would receive payment for the provision of our related healthcare services. As we continue to grow and expand the rehabilitation and other complementary services that we offer to third parties, we may incur increasing delays in payment for these services, and these payment delays could have an adverse effect on our liquidity and financial condition.

Our success is dependent upon retaining key personnel.

Our senior management team has extensive experience in the healthcare industry. We believe that they have been instrumental in guiding our emergence from Chapter 11, instituting valuable performance and quality monitoring and driving innovation. Accordingly, our future performance is substantially dependent upon the continued services of our senior management team. The loss of the services of any of these persons could have a material adverse effect upon us.

Future acquisitions may use significant resources, may be unsuccessful and could expose us to unforeseen liabilities.

We intend to selectively pursue acquisitions of skilled nursing facilities, assisted living facilities and other related healthcare operations. Acquisitions may involve significant cash expenditures, debt incurrence, operating losses and additional expenses that could have a material adverse effect on our financial position, results of operations and liquidity. Acquisitions involve numerous risks, including:

•	difficulties integrating acquired operations, personnel and accounting and information systems, or in realizing projected efficiencies and cost savings;

•	diversion of management’s attention from other business concerns;

•	potential loss of key employees or customers of acquired companies;

•	entry into markets in which we may have limited or no experience;

•	increasing our indebtedness and limiting our ability to access additional capital when needed;

•	assumption of unknown material liabilities or regulatory issues of acquired companies, including for failure to comply with healthcare regulations; and

•	straining of our resources, including internal controls relating to information and accounting systems, regulatory compliance, logistics and others.

Furthermore, certain of the foregoing risks could be exacerbated when combined with other growth measures that we expect to pursue.

Our operations are subject to environmental and occupational health and safety regulations, which could subject us to fines, penalties and increased operational costs.

We are subject to a wide variety of federal, state and local environmental and occupational health and safety laws and regulations. Regulatory requirements faced by healthcare providers such as us include those relating to air emissions, waste water discharges, air and water quality control, occupational health and safety (such as standards regarding blood-borne pathogens and ergonomics), management and disposal of low-level radioactive medical waste, biohazards and other wastes, management of explosive or combustible gases, such as oxygen, specific regulatory requirements applicable to asbestos, lead-based paints, polychlorinated biphenyls and mold, and providing notice to employees and members of the public about our use and storage of regulated or hazardous materials and wastes. Failure to comply with these requirements could subject us to fines, penalties and increased operational costs. Moreover, changes in existing requirements or more stringent enforcement of them, as well as discovery of currently unknown conditions at our owned or leased facilities, could result in additional cost and potential liabilities, including liability for conducting clean-up, and there can be no guarantee that such increased expenditures would not be significant.

A portion of our workforce has unionized and our operations may be adversely affected by work stoppages, strikes or other collective actions.

Certain of our employees are represented by various unions and covered by collective bargaining agreements. In addition, certain labor unions have publicly stated that they are concentrating their organizing efforts within the long-term health care industry. We cannot predict the effect that continued union representation or future organizational activities will have on our business or future operations. We cannot assure you that we will not experience a material work stoppage in the future.

Natural disasters, terrorist attacks or acts of war may seriously harm our business.

Terrorist attacks or acts of nature, such as hurricanes or earthquakes, may cause damage or disruption to us, our employees and our facilities, which could have an adverse impact on our residents. In order to provide care for our residents, we are dependent on consistent and reliable delivery of food, pharmaceuticals, power and other products to our facilities and the availability of employees to provide services at our facilities. If the delivery of goods or the ability of employees to reach our facilities were interrupted due to a natural disaster or a terrorist attack, it would have a significant impact on our facilities. For example, in connection with Hurricane Katrina in New Orleans several nursing home operators unaffiliated with us have been accused of not properly caring for their residents, which has resulted in, among other things, criminal charges being filed against the proprietors of those facilities. Furthermore, the impact, or impending threat, of a natural disaster has in the past and may in the future require that we evacuate one or more facilities, which would be costly and would involve risks, including potentially fatal risks, for the patients. The impact of natural disasters and terrorist attacks is inherently uncertain. Such events could severely damage or destroy one or more of our facilities, harm our business, reputation and financial performance or otherwise cause our business to suffer in ways that we currently cannot predict.

The efficient operation of our business is dependent on our information systems.

We depend on several information technology systems for the efficient functioning of our business. The software programs supporting these systems are licensed to us by independent software developers. Our inability, or the inability of these developers, to continue to maintain and upgrade these information systems and software programs could disrupt or reduce the efficiency of our operations. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. For example, during the first quarter of 2007 we implemented an upgrade to our general ledger system, including reorganizing our financial database configuration, implementing a re-designed chart of accounts and providing for the production of new financial reports. There are inherent risks associated with modifications to our general ledger system, including the potential for inaccurately capturing data as well as system disruptions. Either of these problems, if not anticipated and appropriately mitigated, could have a negative impact on our ability to provide timely and accurate financial reporting and have a material adverse effect on our operations.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement, dated December 27, 2005, among us, the guarantors, and the initial purchasers for the private notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. We will receive in exchange private notes in like principal amount. We will retire or cancel all of the private notes tendered in the exchange offer.

THE EXCHANGE OFFER

Purpose Of The Exchange Offer

We sold the private notes on December 27, 2005 to initial purchasers pursuant to a purchase agreement. The initial purchasers subsequently sold the notes to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, in reliance on Rule 144A and to certain persons outside the United States in reliance on Regulation S of the Securities Act. As a condition to the sale of the private notes, we entered into a registration rights agreement with the initial purchasers on December 27, 2005. Pursuant to the registration rights agreement for the private notes, we agreed that, unless the exchange offer is not permitted by applicable law or SEC policy, we would:

•	file a registration statement with the Securities and Exchange Commission with respect to the exchange notes for the private notes within 240 days of the issuance of the private notes;

•	use our reasonable best efforts to cause the registration statement to be declared effective by the Securities and Exchange Commission within 300 days of the issuance of the private notes; and

•	keep the exchange offer open for a period of not less than 30 days.

Upon the effectiveness of this registration statement, we will offer the exchange notes in exchange for the private notes. We are entitled to consummate the exchange offer 30 days after commencement provided that we have accepted all the private notes validly tendered in accordance with the terms of the exchange offer.

This summary includes only the material terms of the registration rights agreement. For a full description, you should refer to the complete copy of the registration rights agreement, which has been filed as an exhibit to the registration statement for the exchange offer and the exchange notes.

Each broker-dealer that receives exchange notes for its own account in exchange for private notes, where such private notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Resale of the Exchange Notes

We are making the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission as set forth in interpretive letters addressed to third parties in other transactions. For further information on the Securities and Exchange Commission’s position, see Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect. We have not sought our own interpretive letter, however, and we cannot assure you that the staff would make a similar determination with respect to the exchange offer as it has in interpretive letters to third parties. Based on these interpretations by the staff, we believe that the exchange notes issued under the exchange offer may be offered for resale, resold or otherwise transferred by you, without further compliance with the registration and prospectus delivery provisions of the Securities Act, so long as:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you are not participating in, and do not intend to participate in, a distribution of the exchange notes within the meaning of the Securities Act and have no arrangement or understanding with any person to participate in a distribution of the exchange notes within the meaning of the Securities Act;

•	you are not a broker-dealer who is engaged in or intends to engage in, the distribution of the exchange notes;

•	if you are a broker-dealer, you will receive exchange notes for your own account in exchange for private notes that were acquired as a result of market-making activities or other trading activities and that you are required to deliver a prospectus in connection with any resale of such exchange notes;

•	you are not an “affiliate” of ours, with the meaning of Rule 405 of the Securities Act, or, if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

•	are not acting on behalf of any person or entity who could not truthfully make these statements.

By tendering the private notes in exchange for exchange notes, you will be required to represent to us that each of the above statements applies to you. If you are participating in or intend to participate in, a distribution of the exchange notes, or have any arrangement or understanding with any person to participate in a distribution of the exchange notes to be acquired in this exchange offer, you may be deemed to have received restricted securities and may not rely on the applicable interpretations of the staff of the Securities and Exchange Commission. If you are so deemed, you will have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

Each broker-dealer that receives exchange notes for its own account in exchange for private notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for private notes which the broker-dealer acquired as a result of market-making or other trading activities.

Terms of the Exchange Offer

Upon the terms and subject to the conditions described in this prospectus, we will accept any and all private notes validly tendered and not withdrawn before the expiration date. You may tender outstanding private notes only in denominations of $2,000 and any greater integral multiple of $1,000.

The form and terms of the exchange notes are the same as the form and terms of the private notes except that:

•	we will register the exchange notes under the Securities Act and, therefore, the exchange notes will not bear legends restricting their transfer;

•	holders of the exchange notes will not be entitled to any of the rights of holders of private notes under the registration rights agreement, which rights will terminate upon the completion of the exchange offer.

The exchange notes will evidence the same debt as the private notes and will be issued under the same indenture, so the exchange notes and the private notes will be treated as a single class of debt securities under the indenture.

As of the date of this prospectus, $200,000,000 in aggregate principal amount of the private notes are outstanding and registered in the name of Cede & Co., as nominee for The Depository Trust Company, or DTC. Only a registered holder of the private notes, or such holder’s legal representative or attorney-in-fact, as reflected on the records of the trustee under the indenture, may participate in the exchange offer. We will not set a fixed record date for determining registered holders of the private notes entitled to participate in the exchange offer.

You do not have any appraisal or dissenters’ rights under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the Securities and Exchange Commission.

We will be deemed to have accepted validly tendered private notes when, as and if we had given oral or written notice of acceptance to the exchange agent. The exchange agent will act as your agent for the purposes of receiving the exchange notes from us.

If you tender private notes in the exchange offer, you will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of private notes pursuant to the exchange offer. We will pay all charges and expenses, other than the applicable taxes described below, in connection with the exchange offer.

Expiration Date; Extensions; Amendment

The term “expiration date” will mean 5:00 p.m., New York City time on          , 2007, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” will mean the latest date and time to which we extend the exchange offer.

To extend the exchange offer, we will:

•	notify the exchange agent of any extension orally or in writing; and

•	publicly announce the extension, including disclosure of the approximate number of private notes deposited to date, each before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our reasonable discretion (by giving oral or written notice of such event to the exchange agent):

•	to delay accepting any private notes;

•	to extend or amend the terms of the exchange offer; or

•	if any conditions listed below under “— Conditions to the Exchange Offer” are not satisfied, to terminate the exchange offer.

We will follow any delay in acceptance, extension or termination as promptly as practicable by oral or written notice to the exchange agent and a press release or oral or written notice to the holders of the private notes. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a prospectus supplement that we will distribute to the registered holders. We will also extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure, if the exchange offer would otherwise expire during the five to ten business day period.

Interest on the Exchange Notes

The exchange notes will bear interest at the same rate and on the same terms as the private notes. Consequently, the exchange notes will bear interest at a rate equal to 11% per annum. Interest will be payable semi-annually in arrears on January 15 and July 15.

Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the private notes. Interest on the private notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.

Procedures for Tendering

If you are a DTC participant that has private notes which are credited to your DTC account also by book-entry and which are held of record by DTC’s nominee, you may tender your private notes by book-entry transfer as if you were the record holder. Because of this, references in this prospectus to registered or record holders include DTC participants with private notes credited to their accounts. If you are not a DTC participant, you may tender your private notes by book-entry transfer by contacting your broker or opening an account with a DTC participant.

If you wish to tender private notes in the exchange offer, you must cause to be transmitted to the exchange agent an agent’s message, which agent’s message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, the exchange agent must receive a timely confirmation of book-entry transfer of the private notes into the exchange agent’s account at DTC through ATOP under the procedure for book-entry transfers described in this prospectus along with a properly transmitted agent’s message, on or before the expiration date.

The term “agent’s message” means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from its participant tendering private notes which are the subject of this book-entry confirmation that this participant has received and agrees to be bound by the terms and subject to the conditions set forth in this prospectus and that we may enforce the agreement against the participant. To receive confirmation of a valid tender of private notes, you should contact the exchange agent at the telephone number listed under “— Exchange Agent.”

Your tender, if not withdrawn before the expiration date, will constitute a binding agreement between you and us in accordance with the terms and subject to the conditions described in this prospectus. Only a registered holder of private notes may tender the private notes in the exchange offer. If you wish to tender private notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should promptly instruct the registered holder to tender on your behalf.

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of tendered private notes, which determination will be final and binding. We reserve the absolute right to reject any and all private notes not properly tendered or any private notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular private notes. Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. Unless waived, you must cure any defects or irregularities in connection with tenders of private notes within the time we determine. Although we intend to notify you of defects or irregularities with respect to tenders of private notes, neither we, the exchange agent nor any other person will incur any liability for failure to give you that notification. We will not deem tenders of private notes to have been made until you cure, or we waive, any defects or irregularities.

While we have no present plan to acquire any private notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any private notes that are not tendered in the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any private notes that remain outstanding after the expiration date. We also reserve the right to terminate the exchange offer, as described below under “— Conditions to the Exchange Offer,” and, to the extent permitted by applicable law, purchase private notes in the open market, in privately negotiated transactions or otherwise. The terms of any of those purchases or offers could differ from the terms of the exchange offer.

By tendering, you will be making several representations to us including that:

(1) the exchange notes to be acquired by you are being acquired by you in the ordinary course of your business;

(2) you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

(3) you have no arrangement or understanding with any person to participate in the distribution of the exchange notes;

(4) you satisfy specific requirements of your state’s securities regulations;

(5) if you are a broker-dealer or are participating in the exchange offer for the purposes of distributing the exchange notes, you will comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the exchange notes acquired by you and cannot rely on the position of the staff of the Securities and Exchange Commission set forth in no-action letters issued to third parties;

(6) if you are a broker-dealer, you understand that a secondary resale transaction described in clause (5) above and any resales of exchange notes obtained by you in exchange for unregistered notes acquired by you directly from us should be covered by an effective registration statement containing the selling securityholder information required by Item 507 and Item 508, as applicable, of Regulation S-K under the Securities Act; and

(7) you are not our affiliate as defined in Rule 405 under the Securities Act, or you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

Each broker-dealer that receives exchange notes for its own account in exchange for private notes, where such private notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Return of Private Notes

If we do not accept any tendered private notes for any reason described in the terms and conditions of the exchange offer or if you withdraw or submit private notes for a greater principal amount than you desire to exchange, we will return the unaccepted, withdrawn or nonexchanged notes without expense to you as promptly as practicable. We will credit such private notes to an account maintained at DTC designated by such DTC participant after the expiration date of the exchange offer or the withdrawal or termination of the exchange offer.

Book Entry Transfer

The exchange agent will make a request to establish an account with respect to the private notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of private notes by causing DTC to transfer the private notes into the exchange agent’s account at DTC in accordance with the DTC’s procedures for transfer. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Upon satisfaction of all conditions to the exchange offer, we will accept, promptly after the expiration date, all private notes properly tendered and will issue the exchange notes promptly after acceptance of the private notes.

For purposes of the exchange offer, we will be deemed to have accepted properly tendered private notes for exchange when we have given oral or written notice of that acceptance to the exchange agent. For each initial note accepted for exchange, you will receive an exchange note having a principal amount equal to that of the surrendered initial note.

In all cases, we will issue exchange notes for private notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	confirmation of book-entry transfer of your private notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message.

If we do not accept any tendered private notes for any reason set forth in the terms of the exchange offer, we will credit the non-exchanged private notes to your account maintained with DTC.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of private notes at any time before the exchange offer expires.

For a withdrawal to be effective, the holder must cause to be transmitted to the exchange agent an agent’s message, which agent’s message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, the exchange agent must receive a timely confirmation of book-entry transfer of the private notes out of the exchange agent’s account at DTC under the procedure for book-entry transfers described in this prospectus along with a properly transmitted agent’s message on or before the expiration date.

We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. Any private notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and we will not issue exchange notes with respect to those private notes, unless you validly retender the withdrawn private notes. The private notes will be credited to an account maintained with DTC for the private notes. You may retender properly withdrawn private notes by following one of the procedures described under “— Procedures for Tendering” at any time on or before the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any private notes, and may terminate or amend the exchange offer as provided in this prospectus before the acceptance of the private notes, if, in our reasonable judgment, the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the Securities and Exchange Commission or any action or proceeding has been instituted or threatened in any court or before any governmental agency with respect to the exchange offer which, in our judgment, might impair our ability to proceed with the exchange offer or materially and adversely affect us.

If we determine in our reasonable discretion that any of these conditions are not satisfied, we may:

•	refuse to accept any private notes and return all tendered private notes to the tendering noteholders;

•	extend the exchange offer and retain all private notes tendered before the exchange offer expires, subject, however, to your rights to withdraw the private notes; or

•	waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered private notes that have not been withdrawn.

If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that we will distribute to the registered holders of the private notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

These conditions are for our sole benefit and may be asserted or waived by us in whole or in part at any time and from time to time in our sole discretion. Our failure to exercise any of these rights at any time will not be deemed a waiver of such rights and each of such rights shall be deemed an ongoing right which may be asserted by us at any time and from time to time prior to the expiration of the exchange offer.

In addition, we will not accept for exchange any private notes tendered, and no exchange notes will be issued in exchange for those private notes, if at any time any stop order is threatened or issued with respect to the registration statement for the exchange offer and the exchange notes or the qualification of the indenture under the Trust Indenture Act of 1939. In any such event, we must use every reasonable effort to obtain the withdrawal or lifting of any stop order at the earliest possible moment.

Termination of Rights

All of your rights under the registration rights agreement will terminate upon consummation of the exchange offer except with respect to our continuing obligations:

•	to indemnify you and parties related to you against specific liabilities, including liabilities under the Securities Act;

•	to provide, upon your request, the information required by Rule 144A(d)(4) under the Securities Act to permit resales of the notes pursuant to Rule 144A;

•	to provide copies of the latest version of the prospectus to broker-dealers upon their request for a period of up to 180 days after the expiration date;

•	to use our best efforts to keep the registration statement effective and to amend and supplement the prospectus in order to permit the prospectus to be lawfully delivered by all persons subject to the prospectus delivery requirements of the Securities Act for the period of time that persons must comply with the prospectus delivery requirements of the Securities Act in order to resell the exchange notes; and

•	to use our best efforts, under specific circumstances, to file a shelf registration statement and keep the registration statement effective to the extent necessary to ensure that it is available for resales of transfer restricted securities by broker-dealers for a period of up to two years.

Shelf Registration

If:

(1) applicable interpretations of the staff of the Securities and Exchange Commission do not permit us to effect the exchange offer; or

(2) for any other reason the exchange offer is not completed within 330 days following the date of the issuance of the private notes; or

(3) any initial purchaser notifies us following consummation of the exchange offer that the private notes held by it are not eligible to be exchanged for the exchange notes in the exchange offer; or

(4) any holder (other than an exchanging dealer) of private notes is prohibited by law or Securities and Exchange Commission policy from participating in the exchange offer or, in the case of any holder (other than an exchanging dealer) that participates in the exchange offer, such holder may not pursuant to the Securities Act resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and such holder so requests, we will, at our cost:

(1) promptly file with the Securities and Exchange Commission a shelf registration statement covering resales of the private notes or exchange notes, as the case may be;

(2) (A) if the obligation to file a shelf registration statement arises because of Securities and Exchange Commission staff interpretations, use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 300th day after the issuance of the private notes and (B) if the obligation to file a shelf registration statement arises because of reasons other than Securities and Exchange Commission staff interpretations, use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 60th day after the date on which the shelf registration statement is required to be filed; and

(3) keep effective the shelf registration statement until the earliest of (A) the time when the notes covered by the shelf registration statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (B) two years from the date of the issuance of the private notes and (C) the date on which all notes registered thereunder are disposed of in accordance therewith.

We will provide to each relevant holder copies of the prospectus which is part of the shelf registration statement, notify each holder when the shelf registration statement has been filed and when it has become effective and take certain other actions as are required to permit unrestricted resales of the notes. A holder that sells notes pursuant to the shelf registration statement generally:

•	will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers;

•	will be subject to certain of the civil liability provisions under the Securities Act in connection with the sales; and

•	will be bound by the provisions of the registration rights agreement which are applicable to the holder, including certain indemnification obligations.

In addition, a holder of private notes will be required to deliver information to be used in connection with the shelf registration statement in order to have the holder’s private notes included in the shelf registration statement. The notes of any holder that unreasonably fails to furnish this information within a reasonable time after receiving the request may be excluded from the shelf registration statement.

Liquidated Damages

If:

•	on or prior to the 240th day following the date of original issuance of the private notes, the exchange offer registration statement has not been filed with the Securities and Exchange Commission;

•	on or prior to the 30th day after the date on which an obligation to file a shelf registration statement (if obligated to file a shelf registration statement and the obligation arises for reasons other than Securities and Exchange Commission staff interpretations (see “— Shelf Registration”)), such shelf registration statement has not been filed with the Securities and Exchange Commission;

•	on or prior to the 300th day following the date of the original issuance of the private notes, the exchange offer registration statement has not been declared effective;

•	on or prior to the 300th day following the date of the original issuance of the private notes (if obligated to file a shelf registration statement and the obligation arises because of Securities and Exchange Commission staff interpretations), the shelf registration statement has not been declared effective;

•	on or prior to the 60th day after the filing of the shelf registration statement (if obligated to file a shelf registration statement and the obligation arises because of reasons other than Securities and Exchange Commission staff interpretations), the shelf registration statement has not been declared effective;

•	on or prior to the 330th day following the date of the original issuance of the private notes, the exchange offer has not been consummated; or

•	after either the exchange offer registration statement or the shelf registration statement has been declared effective, such registration statement ceases to be effective or usable (subject to specified exceptions) in connection with resales of notes in accordance with and during the periods specified in the registration rights agreement, additional interest will accrue on the private notes at a rate of $0.05 per week per $1,000 principal amount of notes for the first 90-day period immediately following the occurrence of any of the events described above, each of which will constitute a registration default, increasing by an additional $0.05 per week per $1,000 principal amount of notes with respect to each subsequent 90-day period until all registration defaults have been cured up to a maximum additional interest rate of $0.30 per week per $1,000 principal amount of Notes. Following the cure of all registration defaults, the accrual of the additional interest will cease.

Exchange Agent

We have appointed Wells Fargo Bank National Association, as exchange agent for the exchange offer. You should direct any questions and requests for assistance and requests for additional copies of this prospectus to the exchange agent addressed as follows:

Wells Fargo Bank, National Association
707 Wilshire Boulevard, 17th Floor
Los Angeles, CA 90017
Attention: Madeliena Hall

Telephone: (213) 614-2588
Facsimile: (213) 614-3355

Fees and Expenses

We will bear the expenses of soliciting tenders. We are making the principal solicitation by mail; however, our officers and regular employees may make additional solicitations by telegraph, telephone or in person.

We have not retained any dealer manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

We will pay the cash expenses incurred in connection with the exchange offer which we estimate to be approximately $688,200. These expenses include registration fees, fees and expenses of the exchange agent and the trustee, accounting and legal fees and printing costs, among others.

We will pay all transfer taxes, if any, applicable to the exchange of notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the private notes pursuant to the exchange offer, then you must pay the amount of these transfer taxes. If you do not submit satisfactory evidence of payment of these taxes or exemption from payment, we will bill the amount of these transfer taxes directly to you.

Consequence of Failure to Exchange

Participation in the exchange offer is voluntary. We urge you to consult your financial and tax advisors in making your decisions on what action to take.

Private notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, those private notes may be resold only:

•	to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

•	in a transaction meeting the requirements of Rule 144 under the Securities Act;

•	outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

•	in accordance with another exemption from the registration requirements of the Securities Act and based upon an opinion of counsel if we so request;

•	to us; or

•	pursuant to an effective registration statement.

In each case, the private notes may be resold only in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

To the extent private notes are tendered and accepted in the exchange offer, the principal amount of private notes will be reduced by the amount so tendered and a holder’s ability to sell untendered private notes could be adversely affected. Upon completion of the exchange offer, due to the restrictions on transfer of the private notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for private notes will be relatively less liquid than the market for exchange notes. Consequently, holders of private notes who do not participate in the exchange offer could experience significant diminution in the value of their private notes, compared to the value of the exchange notes.

Accounting Treatment

For accounting purposes, we will recognize no gain or loss as a result of the exchange offer. The expenses of the exchange offer will be amortized over the term of the exchange notes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2007:

This table presents unaudited data, and you should read the capitalization table together with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes to our consolidated financial statements included elsewhere in this prospectus.

As of
March 31, 2007
Actual
(Unaudited, in thousands
except for share
and per share values)

Cash and cash equivalents	$378

Long-term debt obligations, including current portions:
Revolving credit facility(1)	$55,000
First lien term loan	255,450
Capital leases and other debt	5,530
11% senior subordinated notes(2)	198,874

Total debt	514,854
Stockholders’ equity:
Preferred stock, 50,000 shares authorized, with 25,000 class A convertible shares and 25,000 class B shares
Class A, $0.001 par value, 22,312 and 22,287 shares, issued and outstanding liquidation preference of $23,424 March 31, 2007 (unaudited)	23,424
Class B, $0.001 par value, no shares issued and outstanding, at March 31, 2007 (unaudited)	—
Common stock, $0.001 par value; Authorized — 25,350,000 shares Issued and outstanding — 12,636,079 shares at March 31, 2007 (unaudited)	13
Additional paid-in-capital	221,882
Accumulated earnings	—

Total stockholders’ equity	245,319

Total capitalization	$760,173

(1)	Our revolving credit facility provides for letters of credit and revolving credit loans. As of March 31, 2007, we had $15.8 million available for borrowing under our revolving credit facility, after taking into account $4.2 million of outstanding but undrawn letters of credit and revolving credit loans outstanding of $55.0 million. This figure includes $30.1 million drawn under our revolving credit facility to pay for our acquisition of three skilled nursing facilities on April 1, 2007 as the draw down had already occurred by March 31, 2007.

(2)	Our 11% senior subordinated notes were issued at a 0.7% discount to face value of $200 million. As of March 31, 2007, the 11% senior subordinated notes were recorded on our balance sheet at $198.9 million, net of $1.1 million of unamortized original issue discount.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

We have derived the unaudited pro forma consolidated statement of operations for the year ended December 31, 2006 from our audited historical consolidated financial statements for the year ended December 31, 2006 included elsewhere in this prospectus. We have derived the unaudited pro forma balance sheet as of March 31, 2007 and the unaudited pro forma statement of operations for the three months ended March 31, 2007 from our unaudited historical consolidated financial statements as of and for the three months ended March 31, 2007, included elsewhere in this prospectus. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, our historical financial statements.

The following unaudited pro forma consolidated financial statements are adjusted, as described below, to give pro forma effect to the following transactions, collectively the pro forma adjustments, all of which are deemed to have occurred simultaneously:

•	the acquisition of three skilled nursing facilities in Missouri in April 2007 for $30.1 million, including acquisition costs of $0.1 million, or the “April Acquisition”;

•	the acquisition of two skilled nursing facilities and one skilled nursing and residential care facility in Missouri in March 2006 for an aggregate purchase price of $31.0 million, or the “Missouri Acquisitions”; and

•	the acquisition of a leasehold interest in a skilled nursing facility in Nevada in June 2006 for $2.7 million and the acquisition of a skilled nursing facility in Missouri in December 2006 for $8.5 million or collectively with the April Acquisition, the “Other Acquisitions,” and together with the Missouri Acquisitions, the “Acquisitions”.

The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2007 gives effect to the April Acquisition as if it had occurred on January 1, 2006. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2006 gives effect to the Acquisitions as if they had occurred on January 1, 2006. The unaudited pro forma consolidated balance sheet as of March 31, 2007 gives effect to the April Acquisition as if it had occurred on March 31, 2007.

We present the unaudited pro forma consolidated financial statements for informational purposes only; they do not purport to represent what our financial position or results of operations would actually have been had the pro forma adjustments in fact occurred on the assumed dates or to project our financial position at any future date or results of operations for any future period. We have based the unaudited pro forma consolidated financial statements on the estimates and assumptions set forth in the notes to these statements that management believes are reasonable. In the opinion of management, all adjustments have been made that are necessary to present fairly the unaudited pro forma consolidated statement of operations.

You should read the unaudited pro forma consolidated financial statements in conjunction with our historical consolidated financial statements and related notes, and other financial information and discussion included elsewhere in this prospectus, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Assumptions underlying the pro forma adjustments are described in the accompanying notes, which you should read in conjunction with this unaudited pro forma consolidated financial statements.

Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2007

			Adjustments
			for the April
	Historical		Acquisition (A)	Pro Forma
	(In thousands, except share and per share values)

ASSETS:
Current assets:
Cash and cash equivalents	$378		—	$378
Accounts receivable, net	88,468		—	88,468
Other current assets	28,158		—	28,158

Total current assets	117,004		—	117,004
Property and equipment, net	238,549		24,320	262,869
Goodwill	412,894		5,829	418,723
Intangible assets, net	33,378		—	33,378
Other assets	79,728		(30,149)	49,579

Total assets	$881,553		$—	$881,553

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable and accrued liabilities	$50,547		$—	$50,547
Other current liabilities	22,505		—	22,505
Current portion of long-term debt and capital leases	3,185		—	3,185

Total current liabilities	76,237		—	76,237
Long-term liabilities:
Long-term debt and capital leases, less current portion	511,669	(B)	—	511,669
Other liabilities	48,328		—	48,328

Total liabilities	636,234		—	636,234
Stockholders’ equity:
Preferred stock, 50,000 shares authorized with 25,000 Class A convertible shares and 25,000 Class B shares
Class A, $0.001 par value; 22,312 shares, issued and outstanding actual, liquidation preference of $23,424 at March 31, 2007 and pro forma	23,424		—	23,424
Class B, $0.001 par value; no shares issued and outstanding at March 31, 2007 actual or pro forma	—		—	—
Preferred stock, $0.001 par value;
Authorized — 25,000,000 shares
Issued and outstanding — no shares at March 31, 2007 actual and pro forma	—		—	—
Common stock, $0.001 par value; Authorized — 25,350,000 Issued and outstanding — 12,636,079 shares at March 31, 2007 actual and pro forma	13		—	13
Additional paid-in capital	221,882			221,882
Retained earnings	—		—	—

Total stockholders’ equity	245,319		—	245,319

Total liabilities and stockholders’ equity	$881,553		$—	$881,553

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(A)	Adjustments reflect the assets acquired in connection with the April Acquisition.

(B)	Our historical balance at March 31, 2007 includes $30.1 million in draw downs on our revolving credit facility to purchase the facilities acquired in the April Acquisition.

Unaudited Pro Forma Consolidated Statement of Operations
for the Three Months Ended March 31, 2007

		Adjustments
		for the
		April
	Historical	Acquisition(A)	Pro Forma
	(In thousands, except share and per share values)

Revenue	$144,655	$5,052	$149,707
Expenses:
Cost of services (exclusive of rent cost of sales and depreciation and amortization shown below)	107,213	3,915	111,128
Rent cost of sales	2,694	—	2,694
General and administrative	11,497	—	11,497
Depreciation and amortization	3,961	145	4,106

	125,365	4,060	129,425

Other income (expenses):
Interest expense	(12,092)	(656)	(12,748)
Interest income and other	327	—	327
Change in fair value of interest rate hedge	(33)	—	(33)
Equity in earnings of joint venture	540	—	540

Total other income (expenses), net	(11,258)	(656)	(11,914)
Income from continuing operations before income taxes	8,032	336	8,368
Provision for income taxes	3,378	134	3,512

Income from continuing operations	$4,654	$202	$4,856

Income from continuing operations per common share, basic	$0.39		$0.41
Income from continuing operations per common share, diluted	$0.37		$0.38
Weighted average common shares outstanding, basic	11,959,116		11,959,116
Weighted average common shares outstanding, diluted	12,620,244		12,620,244

Notes to Pro Forma Consolidated Statement of Operations
for the Three Months Ended March 31, 2007.

(A)	These adjustments reflect the operating income and expenses of the facilities acquired in the April Acquisition for the period presented.

Unaudited Pro Forma Consolidated Statement of Operations
for the Year Ended December 31, 2006

		Adjustments	Adjustments
		for the	for the
		Missouri	Other
	Historical	Acquisitions(A)	Acquisitions(B)	Pro Forma
	(In thousands, except share and per share values)

Revenue	$531,657	$3,716	$28,651	$564,024
Expenses:
Cost of services (exclusive of rent cost of sales and depreciation and amortization shown below)	394,936	2,921	23,424	421,281
Rent cost of sales	10,027	—	365	10,392
General and administrative	39,872	257	—	40,129
Depreciation and amortization	13,897	139	859	14,895

	458,732	3,317	24,648	486,697

Other income (expenses):
Interest expense	(46,286)	(98)	(2,894)	(49,278)
Interest income and other	1,196	—	—	1,196
Change in fair value of interest rate hedge	(197)	—	—	(197)
Equity in earnings of joint venture	1,903	—	—	1,903

Total other income (expenses), net	(43,384)	(98)	(2,894)	(46,376)
Income from continuing operations before income taxes	29,541	301	1,109	30,951
Provision for income taxes	12,204	120	444	12,768

Income from continuing operations	$17,337	$181	$665	$18,183

Income from continuing operations per common share, basic	$1.49			$1.56
Income from continuing operations per common share, diluted	$1.46			$1.53
Weighted average common shares outstanding, basic	11,638,185			11,638,185
Weighted average common shares outstanding, diluted	11,849,097			11,849,097

Notes to Pro Forma Consolidated Statement of Operations
for the Year Ended December 31, 2006.

(A)	These adjustments reflect the operating income and expenses of the facilities acquired in the Missouri Acquisitions for the period presented.

(B)	These adjustments reflect the operating income and expenses of the Other 2006 Acquisitions for the period presented, including interest expense on borrowing incurred to finance the acquisition.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected historical consolidated financial data. We derived the selected historical consolidated financial data for each of the years ended December 31, 2006, 2005 and 2004 and as of December 31, 2006 and 2005, from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected historical consolidated financial data for the years ended December 31, 2003 and 2002 and as of December 31, 2004, 2003 and 2002 from our audited consolidated financial statements not included in this prospectus. We derived our selected historical consolidated financial data for the three months ended March 31, 2007 and 2006 and as of March 31, 2007 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our selected historical consolidated statements of operations have been recast to reflect our California pharmacy business, which we sold in March 2005, as discontinued operations. The unaudited historical consolidated financial statements have been prepared on a basis consistent with our audited historical consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. Historical results are not necessarily indicative of future performance. Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2007. Due to the effect of the Transactions on the recorded amounts of assets, liabilities and stockholders’ equity, our financial statements prior to the Transactions are not comparable to our financial statements subsequent to the Transactions. You should read the information set forth below in conjunction with other sections of this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Consolidated Results of Operations,” and our consolidated historical financial statements and related notes included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Three Months Ended
	March 31,		Year Ended December 31,
	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor	Predecessor
	2007	2006	2006	2005	2004	2003	2002
	(In thousands, except for share and per share data)
Revenue	$144,655	125,186	$531,657	$462,847	$371,284	$316,939	$302,567
Expenses:
Cost of services (exclusive of rent cost of sales and depreciation and amortization shown below)	107,213	92,311	394,936	347,228	281,395	243,520	235,052
Rent cost of sales	2,694	2,451	10,027	9,815	7,883	7,168	7,320
General and administrative	11,497	9,566	39,872	43,784	25,148	19,219	18,474
Depreciation and amortization	3,961	3,674	13,897	9,991	8,597	8,069	7,947

	125,365	108,002	458,732	410,818	323,023	277,976	268,793

Other income (expenses):
Interest expense	(12,092)	(11,227)	(46,286)	(27,629)	(22,370)	(27,486)	(25,175)
Interest income and other	327	386	1,196	949	789	147	588
Change in fair value of interest rate hedge	(33)	(21)	(197)	(165)	(926)	(1,006)	—
Equity in earnings of joint venture	540	381	1,903	1,787	1,701	1,161	972
Write-off of deferred financing costs	—	—	—	(16,626)	(7,858)	(4,111)	—
Forgiveness of stockholder loan	—	—	—	(2,540)	—	—	—
Reorganization expenses	—	—	—	(1,007)	(1,444)	(12,964)	(12,304)
Gain on sale of assets	—	—	—	980	—	—	—

Total other (expenses) income, net	(11,258)	(10,481)	(43,384)	(44,251)	(30,108)	(44,259)	(35,919)

Income (loss) before provision for (benefit from) income taxes, discontinued operations and cumulative effect of a change in accounting principle	8,032	6,703	29,541	7,778	18,153	(5,296)	(2,145)
Provision for (benefit from) income taxes	3,378	2,601	12,204	(13,048)	4,421	(1,645)	—

Income (loss) before discontinued operations and cumulative effect of a change in accounting principle	4,654	4,102	17,337	20,826	13,732	(3,651)	(2,145)
Income from discontinued operations, net of tax	—	—	—	14,740	2,789	1,966	2,851
Cumulative effect of a change in accounting principle, net of tax	—	—	—	(1,628)	—	(12,261)	—

Net income (loss)	4,654	4,102	17,337	33,938	16,521	(13,946)	706
Accretion on preferred stock	(4,772)	(4,401)	(18,406)	(744)	(469)	—	(2,760)

Net (loss) income attributable to common stockholders	$(118)	$(299)	$(1,069)	$33,194	$16,052	$(13,946)	$(2,054)

Net (Loss) Income Per Share Data:
Net (loss) income per common share, basic	$(0.01)	$(0.03)	$(0.09)	$27.01	$13.45	$(12.06)	$(1.81)
Net (loss) income per common share, diluted	$(0.01)	$(0.03)	$(0.09)	$25.73	$12.47	$(12.06)	$(1.81)
Weighted average common shares outstanding, basic	11,959,116	11,618,412	11,638,185	1,228,965	1,193,501	1,156,634	1,134,944
Weighted average common shares outstanding, diluted	11,959,116	11,618,412	11,638,185	1,290,120	1,286,963	1,156,634	1,134,944

	Three Months Ended
	March 31,		Year Ended December 31,
	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor	Predecessor
	2007	2006	2006	2005	2004	2003	2002
			(Dollars in thousands)

Other Financial Data
Capital expenditures (excluding acquisitions)	$6,379	$3,066	$22,267	$11,183	$8,212	$6,019	$5,902
Net cash provided by (used in) operating activities	2,653	3,583	34,415	15,004	48,358	(15,221)	30,378
Net cash used in investing activities	(50,101)	(37,405)	(74,376)	(223,785)	(45,230)	(26,093)	(5,031)
Net cash provided by (used in) financing activities	45,005	(664)	5,644	241,253	(1,132)	23,486	(15,797)
EBITDA(1)	23,758	21,218	88,528	57,561	51,120	19,817	33,240
EBITDA margin(1)	16.4%	16.9%	16.7%	12.4%	13.8%	6.3%	11.0%
Adjusted EBITDA(1)	$23,791	$21,239	$88,725	$77,778	$58,559	$45,459	$42,693
Adjusted EBITDA margin(1)	16.4%	17.0%	16.7%	16.8%	15.8%	14.3%	14.1%

	As of March 31,	As of December 31,
	Successor	Successor	Predecessor	Predecessor	Predecessor	Predecessor
	2007	2006	2005	2004	2003	2002
	(In thousands)

Balance Sheet Data
Cash and cash equivalents	$378	$2,821	$37,138	$4,666	$2,670	$20,498
Working capital	40,767	19,628	59,130	15,036	(9,109)	(208,421)
Property and equipment, net	238,549	230,904	191,151	192,397	157,146	147,720
Total assets	881,553	838,695	797,082	308,860	260,407	257,323
Long-term debt (including current portion and the revolving credit facility)	514,854	469,055	463,309	280,885	254,040	224,406
Total stockholders’ equity (deficit)	245,319	240,648	222,927	(50,475)	(82,313)	(69,440)

Notes

(1)	We define EBITDA as net income (loss) before depreciation, amortization and interest expenses (net of interest income and other) and the provision for (benefit from) income taxes. EBITDA margin is EBITDA as a percentage of revenue. We prepare Adjusted EBITDA by adjusting EBITDA (each to the extent applicable in the appropriate period) for:

•	discontinued operations, net of tax;

•	the effect of a change in accounting principle, net of tax;

•	the change in fair value of an interest rate hedge;

•	reversal of a charge related to the decertification of a facility;

•	gains or losses on sale of assets;

•	provision for the impairment of long-lived assets;

•	the write-off of deferred financing costs of extinguished debt;

•	reorganization expenses; and

•	fees and expenses related to the Transactions.

We believe that the presentation of EBITDA and Adjusted EBITDA provide useful information to investors regarding our operational performance because they enhance an investor’s overall understanding of the financial performance and prospects for the future of our core business activities. Specifically, we believe that a report of EBITDA and Adjusted EBITDA provide consistency in our financial reporting and provides a basis for the comparison of results of core business operations between our current, past and future periods. EBITDA and Adjusted EBITDA are two of the primary indicators management uses for planning and forecasting in future periods, including trending and analyzing the core operating performance of our business from period-to-period without the effect of GAAP expenses, revenues and gains that are unrelated to the day-to-day performance of our business. We also use EBITDA and Adjusted EBITDA to benchmark the performance of our business against expected results, analyzing year-over-year trends, as described below, and to compare our operating performance to that of our competitors.

Management uses both EBITDA and Adjusted EBITDA to assess the performance of our core business operations, to prepare operating budgets and to measure our performance against those budgets on a corporate, segment and a facility by facility level. We typically use Adjusted EBITDA for these purposes at the corporate level (because the adjustments to EBITDA are not generally allocable to any individual business unit) and we typically use EBITDA to compare the operating performance of each skilled nursing and assisted living facility, as well as to assess the performance of our operating segments: long term care services, which includes the operation of our skilled nursing and assisted living facilities; and ancillary services, which includes our rehabilitation therapy and hospice businesses. EBITDA and Adjusted EBITDA are useful in this regard because they do not include such costs as interest expense, income taxes, depreciation and amortization expense and special charges, which may vary from business unit to business unit and period-to-period depending upon various factors, including the method used to finance the business, the amount of debt that we have determined to incur, whether a facility is owned or leased, the date of acquisition of a facility or business, the original purchase price of a facility or business unit or the tax law of the state in which a business unit operates. These types of charges are dependent on factors unrelated to our underlying business. As a result, we believe that the use of EBITDA and Adjusted EBITDA provide a meaningful and consistent comparison of our underlying business between periods by eliminating certain items required by GAAP which have little or no significance in our day-to-day operations.

We also make capital allocations to each of our facilities based on expected EBITDA returns and establish compensation programs and bonuses for our executive management and facility level employees that are based upon the achievement of pre-established EBITDA and Adjusted EBITDA targets.

We also use Adjusted EBITDA to determine compliance with our debt covenants and assess our ability to borrow additional funds and to finance or expand our operations. The credit agreement governing our first lien term loan uses a measure substantially similar to Adjusted EBITDA as the basis for determining compliance with our financial covenants, specifically our minimum interest coverage ratio and our maximum total leverage ratio, and for determining the interest rate of our first lien term loan. The indenture governing our 11% senior subordinated notes also uses a substantially similar measurement for determining the amount of additional debt we may incur. For example, both our credit facility and the indenture for the 11% senior subordinated notes include adjustments for (i) gain or losses on the sale of assets, (ii) the write-off of deferred financing costs of extinguished debt; (iii) reorganization expenses; and (iv) fees and expenses related to the Transactions. Our non-compliance with these financial covenants could lead to acceleration of amounts under our credit facility. In addition, if we cannot satisfy certain financial covenants under the indenture for our 11% senior subordinated notes, we cannot engage in specified activities, such as incurring additional indebtedness or making certain payments. We are currently in compliance with our debt covenants.

Despite the importance of these measures in analyzing our underlying business, maintaining our financial requirements, designing incentive compensation and for our goal setting both on an aggregate and facility level basis, EBITDA and Adjusted EBITDA are non-GAAP financial measures that have no standardized meaning defined by GAAP. Therefore, our EBITDA and Adjusted EBITDA measures have limitations as analytical tools, and they should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	they do not reflect any income tax payments we may be required to make;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	they are not adjusted for all non-cash income or expense items that are reflected in our consolidated statements of cash flows;

•	they do not reflect the impact on earnings of charges resulting from certain matters we consider not to be indicative of our on-going operations; and

•	other companies in our industry may calculate these measures differently than we do, which may limit their usefulness as comparative measures.

We compensate for these limitations by using them only to supplement both net income (loss) and consolidated cash flow on a basis prepared in conformance with GAAP in order to provide a more complete understanding of the factors and trends affecting our business. We strongly encourage investors to consider both net income (loss) and cash flows determined under GAAP as compared to EBITDA and Adjusted EBITDA, and to perform their own analysis, as appropriate.

The following table provides a reconciliation from our net income (loss) (including the pro forma presentations thereof), which is the most directly comparable financial measure presented in accordance with GAAP for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor	Predecessor
	2007	2006	2006	2005	2004	2003	2002
			(In thousands)

Net income (loss)	$4,654	$4,102	$17,337	$33,938	$16,521	$(13,946)	$706
Plus
Provision for (benefit from) income taxes	3,378	2,601	12,204	(13,048)	4,421	(1,645)	—
Depreciation and amortization	3,961	3,674	13,897	9,991	8,597	8,069	7,947
Interest expense, net of interest income	11,765	10,841	45,090	26,680	21,581	27,339	24,587

EBITDA	23,758	21,218	88,528	57,561	51,120	19,817	33,240
Discontinued operations, net of tax(a)	—	—	—	(14,740)	(2,789)	(1,966)	(2,851)
Cumulative effect of a change in accounting principle, net of tax(b)	—	—	—	1,628	—	12,261	—
Change in fair value of interest rate hedge(c)	33	21	197	165	926	1,006	—
Reversal of charge related to decertification of a facility(d)	—	—	—	—	—	(2,734)	—
Gain on sale of assets(e)	—	—	—	(980)	—	—	—

	Three Months Ended March 31,		Year Ended December 31,
	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor	Predecessor
	2007	2006	2006	2005	2004	2003	2002
			(In thousands)

Write-off of deferred financing costs of extinguished debt(f)	—	—	—	16,626	7,858	4,111	—
Reorganization expenses(g)	—	—	—	1,007	1,444	12,964	12,304
Expenses related to the Transactions(h)	—	—	—	16,511	—	—	—

Adjusted EBITDA	$23,791	$21,239	$88,725	$77,778	$58,559	$45,459	$42,693

Notes

(a)	In March 2005, we sold our California-based institutional pharmacy business and, therefore, the results of operations of our California-based pharmacy business have been classified as discontinued operations. As our pharmacy business has been sold, these amounts are no longer part of our core operating business.

(b)	In 2005, we recorded the cumulative effect of a change in accounting principle as a result of our adoption of Financial Accounting Standards Board, or FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations or FIN No. 47. In 2003, we recorded the cumulative effect of a change in accounting principle as a result of our adoption of Statement of Financial Accounting Standards, or SFAS No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity, or SFAS No. 150, which requires that financial instruments issued in the form of shares that are mandatorily redeemable be classified as liabilities. While these items are required under GAAP, they are not reflective of the operating income and losses of our underlying business.

(c)	Changes in fair value of an interest rate hedge are unrelated to our core operating activities and we believe that adjusting for these amounts allows us to focus on actual operating costs at our facilities.

(d)	In 2003, we reversed a charge recorded in 2000 related to a facility decertification from the Medicare and Medicaid programs. We appealed the decertification decision and in November 2002 reached a settlement for a recertification, resulting in the recovery of previously uncompensated care expenses in the amount of approximately $2.7 million. We believe our reversal of this charge is appropriate as the amount relates to a charge previously recorded in 2000. Even though the reversal is appropriate under GAAP, this amount is not reflective our of true operating income for 2003.

(e)	While gains or losses on sales of assets are required under GAAP, these amounts are also not reflective of income and losses of our underlying business.

(f)	Reflects deferred financing costs that have been expensed in connection with the prepayment of previously outstanding debt and deferred financing costs that were expensed upon prepayment of our second lien senior secured term loan in connection with the Transactions. Write-offs for deferred financing costs are the result of distinct capital structure decisions made by our management and are unrelated to our day-to-day operations.

(g)	Represents expenses incurred in connection with our Chapter 11 reorganization. We believe that reorganization expenses will be immaterial in 2007 and, upon acceptance of our final petition by the bankruptcy court, which we expect will occur in 2007, we will no longer incur reorganization expenses. As a result, we do not believe that these expenses are reflective of the performance of our core operating business.

(h)	Represents (1) $0.2 million in fees paid by us in connection with the Transactions for valuation services and an acquisition audit; (2) our forgiveness in connection with the completion of the Transactions of a $2.5 million note issued to us in March 1998 by our then-Chairman of the Board, William Scott; (3) a $4.8 million bonus award expense incurred in December 2005 upon the completion of the Transactions pursuant to trigger event cash bonus agreements between us and our Chief Financial Officer, John King, and our Executive Vice President and President Ancillary Subsidiaries, Mark Wortley, in order to compensate them similarly to the economic benefit received by other executive officers who had previously purchased restricted stock; and (4) non-cash stock compensation charges of $9.0 million incurred in connection with restricted stock granted to certain of our senior executives. As these expenses relate solely to the Transactions, we do not expect to incur these types of expenses in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to assist in understanding and assessing the trends and significant changes in our results of operations and financial condition. Historical results may not indicate future performance. Our forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by these statements. See “Special Note Regarding Forward-Looking Statements” for a discussion of risks associated with reliance on forward-looking statements. Factors that may cause differences between actual results and those contemplated by forward-looking statements include, but are not limited to, those discussed in “Risk Factors.” Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Business Overview

We are a provider of integrated long-term healthcare services through our skilled nursing facilities and rehabilitation therapy business. We also provide other related healthcare services, including assisted living care and hospice care. We focus on providing high-quality care to our patients and we have a strong reputation for treating patients who require a high level of skilled nursing care and extensive rehabilitation therapy, whom we refer to as high-acuity patients. As of April 1, 2007 we owned or leased 64 skilled nursing facilities and 13 assisted living facilities, together comprising approximately 8,900 licensed beds. We currently own approximately 75% of our facilities, which are located in California, Texas, Kansas, Missouri and Nevada and are generally clustered in large urban or suburban markets. For the first three months of 2007 and the year ended December 31, 2006, our skilled nursing facilities, including our integrated rehabilitation therapy services at these facilities, generated approximately 84.4% and 85.5%, respectively, of our revenue, with the remainder generated by our other related healthcare services.

In the first three months of 2007 and the year ended December 31, 2006, our revenue was $144.7 million and $531.7 million, respectively. To increase our revenue we focus on improving our skilled mix, which is the percentage of our patient population that is eligible to receive Medicare and managed care reimbursements. Medicare and managed care payors typically provide higher reimbursement than other payors because patients in these programs typically require a greater level of care and service. We have increased our skilled mix from 20.6% for 2004 to 25.3% for the first three months of 2007. Our high skilled mix also results in a high quality mix, which is our percentage of non-Medicaid revenues. We have increased our quality mix from 61.4% in 2004 to 70.5% for the first three months of 2007. In the first three months of 2007, our net income was $4.7 million, our EBITDA was $23.8 million and our Adjusted EBITDA was $23.8 million. In 2006, our net income was $17.3 million, our EBITDA was $88.5 million and our Adjusted EBITDA was $88.7 million. We define EBITDA and Adjusted EBITDA, provide a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) (the most directly comparable financial measure presented in accordance with GAAP), and discuss our uses of, and the limitations associated with the use of, EBITDA and Adjusted EBITDA in footnote 1 to “Prospectus Summary — Selected Historical Consolidated Financial Data.”

We operate our business in two reportable operating segments: long-term care services, which includes the operation of skilled nursing and assisted living facilities and is the most significant portion of our business, and ancillary services, which include our rehabilitation therapy and hospice businesses. The “other” category includes general and administrative items and eliminations.

Historical Overview

The Transactions

In December 2005, Onex, certain members of our management and Baylor Health Care System, together the rollover investors, and other associates and affiliates of Onex purchased our business in a merger for $645.7 million. Onex, its affiliates and associates, and the rollover investors funded the purchase price, related transaction costs and an increase of cash on our balance sheet with equity contributions of approximately $222.9 million, the issuance and sale of $200.0 million principal amount of our 11% senior subordinated notes and the incurrence and assumption of $259.4 million in term loan debt. Immediately after the merger, Onex and its affiliates and associates, on the one hand, and the rollover investors, on the other hand, held approximately 95% and 5%, respectively, of our outstanding capital stock, not including restricted stock issued to management at the time of the Transactions.

As a result of the merger, our assets and liabilities were adjusted to their estimated fair value as of the closing of the merger. The excess of total purchase price over the fair value of our tangible and identifiable intangible assets was allocated to goodwill in the amount of approximately $396.0 million, which is subject to an annual impairment test. We refer to the transactions contemplated by the merger agreement, the equity contributions, the financings and use of proceeds of the financings, collectively, as the “Transactions.” We describe the Transactions in greater detail under “Certain Relationships and Related Party Transactions — The Transactions.”

Acquisitions, Divestitures and Development Activities

From the beginning of 2004 through December 31, 2006, we have acquired the real estate or a leasehold interest or entered into long-term leases for 22 skilled nursing and assisted living facilities across four states. During this time period, we also sold one skilled nursing facility and one assisted living facility.

In 2004, we entered into a capital lease with a purchase option for a skilled nursing facility in Fullerton, California with 59 beds, along with an operating lease for a new 190 bed skilled nursing facility in Summerlin, Nevada, near Las Vegas, Nevada. In December 2004, we acquired seven skilled nursing facilities and eight assisted living facilities in Kansas, which we refer to as the Vintage Park group of facilities, for $42.0 million in cash, our largest acquisition to date, and assumed operation of these facilities on January 1, 2005. As of December 31, 2006, the Vintage Park group of facilities had 838 licensed beds.

In 2005, we sold an assisted living facility in California with 230 licensed beds and a skilled nursing facility in Texas with 119 licensed beds, for an aggregate sales price of $4.6 million in cash.

On March 1, 2006, we purchased two skilled nursing facilities and one skilled nursing and residential care facility in Missouri for $31.0 million in cash; on June 16, 2006, we purchased a long-term leasehold interest in a skilled nursing facility in Las Vegas, Nevada for $2.7 million in cash and on December 15, 2006, we purchased a skilled nursing facility in Missouri for $8.5 million in cash. These facilities added approximately 666 beds to our operations.

On February 1, 2007, we purchased the land, building and related improvements of one of our leased skilled nursing facilities in California for $4.3 million in cash. Changing this leased facility into an owned facility resulted in no net change in the number of beds.

In March of 2007 we completed construction on an assisted living facility in Ottawa, Kansas for a total cost of approximately $2.8 million. This facility added 47 beds to our operations.

On April 1, 2007, we purchased the owned real property, tangible assets, intellectual property and related rights and licenses of three skilled nursing facilities located in Missouri for $30.1 million in cash. We also assumed certain liabilities under associated operating contracts. The transaction added approximately 426 beds and 24 unlicensed apartments to our operations. The acquisition was financed by draw downs of $30.1 million on our revolving credit facility.

New Facilities Under Development

We are currently developing three skilled nursing facilities in the Dallas/Fort Worth greater metropolitan area. We expect the total costs for development to be between $38 million and $43 million and that all of the facilities will be completed by April 2009. Upon completion we expect these facilities to add in aggregate approximately 360 to 410 beds to our operations.

We are also developing an assisted living facility in the greater Kansas City area. We estimate that the costs for this project will be approximately $4.4 million. We expect this facility to be completed in September 2008 and to add approximately 40 to 50 new beds to our operations.

Discontinued Operations

On March 31, 2005, we completed the disposition of our California pharmacy business, which comprised two institutional pharmacies in southern California, in a sale to Kindred Pharmacy Services for approximately $31.5 million in cash. We continue to hold our joint venture interest in an institutional pharmacy in Austin, Texas. Our consolidated statements of operations reflect our California pharmacy business, which we sold in March 2005, as discontinued operations.

The following table sets forth selected financial data of our discontinued operations.

	Year Ended December 31,
	2005	2004
	(In thousands)

Revenue	$13,109	$50,068
Income from discontinued operations, net of taxes	14,740	2,789

There were no discontinued operations in the three months ended March 31, 2007 and in the year ended December 31, 2006.

Reorganization under Chapter 11

On October 2, 2001, we and 19 of our subsidiaries filed voluntary petitions for protection under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Central District of California, Los Angeles Division, or the bankruptcy court. On November 28, 2001, our remaining three subsidiaries also filed voluntary petitions for protection under Chapter 11. From the date we filed the petition with the bankruptcy court through December 31, 2005, we incurred reorganization expenses totaling approximately $32.5 million. There were no material reorganization expenses in 2006.

Upon emerging from bankruptcy on August 19, 2003, we repaid or restructured all of our indebtedness in full, paying all accrued interest expenses and issuing 5.0% of our common stock to holders of our then outstanding 11 1/4% senior subordinated notes.

The financial difficulties that led to our filing under Chapter 11 were caused by a combination of industry and company specific factors. Effective in 1997, the federal government fundamentally changed the reimbursement system for skilled nursing operators, which had a significant adverse effect on the cash flows of many providers, including ours. Soon thereafter, we also began to experience significant industry-wide increases in our labor costs and professional liability and other insurance costs that adversely affected our operating results.

In late 2000, one of our facilities was temporarily decertified from the Medicare and Medicaid programs for alleged regulatory compliance reasons, causing a significant loss and delay in receipt of revenue at this facility. During this time, we were also subject to an unrelated significant adverse professional liability judgment. These events occurred as the amortization of principal payments on our then outstanding senior debt substantially increased. To preserve resources for our operations, we discontinued amortization payments on our senior debt and interest payments on our subordinated debt and began to negotiate with our lenders to restructure our balance sheet. Early in the fourth quarter of 2001, before we could reach an agreement with our lenders, the plaintiff in our professional liability litigation placed a lien on our assets, including our cash. With our ability to operate severely restricted, we filed for protection under Chapter 11. We were ultimately able to settle the professional liability claim for an amount that was fully covered by insurance proceeds.

Following our petition for protection under Chapter 11, we and our subsidiaries continued to operate our businesses as debtors-in-possession, subject to the jurisdiction of the bankruptcy court through August 19, 2003. While in bankruptcy we retained a new management team that:

•	emphasized quality of care;

•	recruited experienced facility level management and nursing staff;

•	accelerated revenue growth by improving census and payor mix by focusing on higher acuity patients;

•	managed corporate and facility level operating expenses by streamlining support processes and eliminating redundant costs;

•	expanded our corporate infrastructure by establishing a risk management team, legal department and human resources department; and

•	implemented a new information technology system to provide rapid data delivery for management decision making.

Key Performance Indicators

We manage our business by monitoring certain key performance indicators that affect our revenue and profitability. The most important key performance indicators for our business are:

•	Skilled mix — the number of Medicare and non-Medicaid managed care patient days at our skilled nursing facilities divided by the total number of patient days at our skilled nursing facilities for any given period.

•	EBITDA — net income (loss) before depreciation, amortization and interest expenses and the provision for income taxes. Additionally, Adjusted EBITDA means EBITDA as adjusted for non-core operating items. See footnote 1 to “Selected Historical Consolidated Financial Data” for an explanation of the adjustments and a description of our uses of, and the limitations associated with the use of, EBITDA and Adjusted EBITDA.

•	Average daily rates — revenue per patient per day for Medicare or managed care, Medicaid and private pay and other, calculated as total revenues for Medicare or managed care, Medicaid and private pay and other at our skilled nursing facilities divided by actual patient days for that revenue source for any given period.

•	Quality mix — the amount of non-Medicaid revenue from each of our business units as a percentage of total revenue. In most states, Medicaid is the least attractive payor source, as rates are generally the lowest of all payor types.

•	Occupancy percentage — the average daily ratio during a measurement period of the total number of residents occupying a bed in a skilled nursing facility to the number of available beds in the skilled nursing facility. During any measurement period, the number of licensed beds in a skilled nursing facility that are actually available to us may be less than the actual licensed bed capacity due to, among other things, bed decertifications.

•	Percentage of facilities owned — the number of skilled nursing facilities and assisted living facilities that we own as a percentage of the total number of facilities. We believe that our success is influenced by the level of ownership of the facilities we operate.

•	Average daily number of patients — the total number of patients at our skilled nursing facilities in a period divided by the number of days in that period.

•	Number of facilities and licensed beds — the total number of skilled nursing facilities and assisted living facilities that we own or operate and the total number of licensed beds associated with these facilities.

The following table summarizes our key performance indicators, along with other statistics, for each of the dates or periods indicated (unaudited):

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005		2004

Occupancy statistics (skilled nursing facilities):
Available beds in service at end of period	7,459	7,229	7,467	6,848		6,293 (1)
Available patient days	668,208	627,069	2,637,154	2,529,782		2,282,681
Actual patient days	574,957	545,063	2,270,552	2,155,183		2,012,097
Occupancy percentage	86.0%	86.9%	86.1%	85.2	%(2)	88.1%
Skilled mix	25.3%	24.4%	23.5%	22.4%		20.6%
Percentage of Medicare days in the upper nine RUG categories(3)	37.6%	30.3%	33.0%	—		—
Average daily number of patients	6,388	6,056	6,221	5,905		5,498
EBITDA(4) (in thousands)	$23,758	$21,218	$88,528	$57,561		$51,120
Adjusted EBITDA(4) (in thousands)	$23,791	$21,239	$88,725	$77,778		$58,559
Revenue per patient day (skilled nursing facilities)
Medicare	$481	$441	$459	$434		$394
Managed care	351	344	348	343		326
Medicaid	126	122	124	117		109
Private and other	151	143	144	134		127
Weighted average for all	212	198	200	187		167
Revenue from:
Medicare	38.2%	36.9%	36.0%	36.3%		35.8%
Managed care and private pay	32.3	31.3	32.0	30.2		25.6

Quality mix	70.5	68.2	68.0	66.5		61.4
Medicaid	29.5	31.8	32.0	33.5		38.6

Total	100%	100%	100%	100%		100%

	As of March 31,			As of December 31,
	2007		2006	2006	2005	2004
Facilities:
Skilled nursing facilities (at end of period):
Owned	44	(5)	42	43	39	33
Leased	17		17	18	17	17

Total skilled nursing facilities	61	(5)	59	61	56	50

Total licensed beds	7,578	(5)	7,326	7,648	6,937	6,736
Assisted living facilities (at end of period):
Owned	11		10	10	10	2
Leased	2		2	2	2	3

Total assisted living facilities	13		12	12	12	5

Total licensed beds	913	(5)	869	794	822	700
Total facilities (at end of period)	74	(5)	71	73	68	55
Percentage owned facilities (at end of period)	74.3	%(5)	73.2%	72.6%	72.1%	63.6%

(1)	Excludes the Vintage Park group of facilities that we acquired on December 31, 2004 and began operations on January 1, 2005, and our Summerlin, Nevada facility for which we acquired an operating lease on September 30, 2004 and that was under construction for the remainder of 2004.

(2)	Occupancy percentage was 86.6% excluding Summerlin, Nevada, which was in start-up phase in 2005.

(3)	As of January 1, 2006, the resource utilization group, or RUG, categories were expanded from 44 to 53. This measures the percentage of our Medicare days that were generated by patients for whom we are reimbursed under one of the nine highest paying RUG categories.

(4)	EBITDA and Adjusted EBITDA are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. We define EBITDA as net income before depreciation, amortization and interest expenses (net of interest income and other) and the provision for (benefit from) income taxes. See footnote 1 to “Selected Historical Consolidated Financial Data” for a description of our use of, and the limitations associated with the use of, EBITDA and Adjusted EBITDA and a reconciliation to net income, which is the most directly comparable financial measure presented in accordance with GAAP.

(5)	Effective April 1, 2007, the number of owned skilled nursing facilities increased to 47 from 44, the total number of skilled nursing facilities increased to 64 from 61, the total number of skilled nursing facility beds increased to 7,986 from 7,578, the total number of assisted living beds increased to 931 from 913, the total number of facilities increased to 77 from 74 and the percentage owned facilities increased to 75.3% from 74.3%.

Revenue

Revenue by Service Offering

In our long-term care services segment we derive the majority of our revenue by providing skilled nursing care and integrated rehabilitation therapy services to residents in our network of skilled nursing facilities. In our ancillary services segment we derive revenue by providing related healthcare services, including our rehabilitation therapy services provided to third-party facilities and hospice care. The following table shows the percentage of our total revenue generated by each of these segments for the periods presented:

	Percentage Total Revenue
	Three months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
			(Unaudited)

Long-term care services segment:
Skilled nursing facilities	84.4%	86.2%	85.5%	86.8%	90.8%
Assisted living facilities	2.7	3.0	2.9	3.5	2.0

Total long-term care services segment	87.1	89.2	88.4	90.3	92.8
Ancillary services segment:
Third-party rehabilitation therapy services	11.7	10.1	10.6	9.2	7.1
Hospice	1.1	0.7	0.9	0.4	—

Total ancillary services segment	12.8	10.8	11.5	9.6	7.1
Other:	0.1	—	(0.1)	0.1	0.1

Total	100%	100%	100%	100%	100%

Although our total revenue derived from skilled nursing facilities generally continues to increase, the percentage of total revenue that is derived from skilled nursing facilities has declined as revenue growth in our ancillary services segment has occurred at a faster rate. We expect this trend to continue in the near-term as we continue to enhance and expand our offerings in our ancillary services segment.

Sources of Revenue

Long-term care services segment

Skilled Nursing Facilities.  Within our skilled nursing facilities, we generate our revenue from Medicare, Medicaid, managed care providers, insurers, private pay and other sources. We believe that our skilled mix is an important indicator of our success in attracting high-acuity patients because it represents the percentage of our patients who are reimbursed by Medicare and managed care payors, for whom we receive the most favorable reimbursement rates. Medicare and managed care payors typically do not provide reimbursement for custodial care, which is a basic level of healthcare.

The following table sets forth our Medicare, managed care, private pay/other and Medicaid patient days for our skilled nursing facilities as a percentage of total patient days for our skilled nursing facilities and the level of skilled mix for our skilled nursing facilities:

	Percentage Skilled Nursing Patient Days
	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)		(Unaudited)

Medicare	19.5%	19.0%	18.0%	17.8%	16.8%
Managed care	5.8	5.4	5.5	4.6	3.8

Skilled mix	25.3	24.4	23.5	22.4	20.6
Private and other	16.2	16.2	16.6	16.2	14.0
Medicaid	58.5	59.4	59.9	61.4	65.4

Total	100.0%	100.0%	100%	100%	100%

Assisted Living Facilities.  Within our assisted living facilities, we generate our revenue primarily from private pay sources, with a small portion earned from Medicaid or other state specific programs.

Ancillary services segment

Rehabilitation Therapy.  As of March 31, 2007, we provided rehabilitation therapy services to a total of 177 facilities, 61 of which were our facilities and 116 of which were unaffiliated facilities. Rehabilitation therapy revenue derived from servicing our own facilities is included in our revenue from skilled nursing facilities. Our rehabilitation therapy business receives payment for services from skilled nursing facilities based on negotiated patient per diem rates or a negotiated fee schedule based on the type of service rendered.

Hospice.  We established our hospice business in 2004. We derive substantially all of the revenue from our hospice business from Medicare reimbursement for hospice services.

Regulatory and other Governmental Actions Affecting Revenue

We derive a substantial portion of our revenue from the Medicare and Medicaid programs. For the three months ended March 31, 2007, we derived approximately 38.2% and 29.5% of our total revenue from the Medicare and Medicaid programs, respectively, and for the year ended December 31, 2006, we derived approximately 36.0% and 32.0% of our total revenue from the Medicare and Medicaid programs, respectively. In addition, our rehabilitation therapy services, for which we receive payment from private payors, are significantly dependent of Medicare and Medicaid funding, as those private payors are often reimbursed by these programs.

Medicare.  Medicare is an exclusively federal program that primarily provides healthcare benefits to beneficiaries who are 65 years of age or older. It is a broad program of health insurance designed to help the nation’s elderly meet hospital, hospice, home health and other health care costs. Medicare coverage extends to certain persons under age 65 who qualify as disabled and those having end-stage renal disease.

Medicare reimburses our skilled nursing facilities under a prospective payment system, or PPS, for inpatient Medicare Part A covered services. Under the PPS, facilities are paid a predetermined amount per patient, per day, based on the anticipated costs of treating patients. The amount to be paid is determined by classifying each patient into a resource utilization group, or RUG, category that is based upon each patient’s acuity level. As of January 1, 2006, the RUG categories were expanded from 44 to 53, with increased reimbursement rates for treating higher acuity patients. The new rules also implemented a market basket increase that increased rates by 3.1% for fiscal year 2006. At the same time, Congress terminated certain temporary add on payments that were added in 1999 and 2000 as the nursing home industry came under financial pressure from prior Medicare cuts. Therefore, while Medicare payments to skilled nursing facilities were reduced by an estimated $1.02 billion because of the expiration of the temporary payment add-ons, this reduction was more than offset by a

$510 million increase in payments resulting from the refined classification system and a $530 million increase resulting from updates to the payment rates in connection with the market basket index. While the fiscal year 2006 Medicare skilled nursing facility payment rates did not decrease payments to skilled nursing facilities, the loss of revenue associated with future changes in skilled nursing facility payments could, in the future, have an adverse impact on our financial condition or results of operation.

On February 8, 2006, the president signed into law the Deficit Reduction Act of 2005, or DRA, which is expected to reduce Medicare and Medicaid payments to skilled nursing facilities by $100.0 million over five years, (federal fiscal years 2006 to 2010). Under previously enacted federal law, caps on annual reimbursements for rehabilitation therapy became effective on January 1, 2006. The DRA directed CMS to create a process to allow exceptions to the therapy caps for certain medically necessary services provided after January 1, 2006 for patients with certain conditions or multiple complexities whose therapy is reimbursed under Medicare Part B. The majority of the residents in our skilled nursing facilities and patients served by our rehabilitation therapy agencies whose therapy is reimbursed under Medicare Part B have qualified for these exceptions. The Tax Relief and Health Care Act of 2006 extended these exceptions through the end of 2007. Unless further extended, these exceptions will expire on December 31, 2007.

On February 5, 2007, the Bush Administration released its fiscal year 2008 budget proposal, with legislative and administrative proposals that would reduce Medicare spending by $5.3 billion in fiscal year 2008 and $75.9 billion over five years. The budget would, among other things, freeze payments in fiscal year 2008 to skilled nursing facilities and reduce payment updates for hospice services. Of these proposals, $4.3 billion for 2008 and $65.6 billion over five years would require legislation to be implemented. Both the DRA and the 2008 budget proposal may result in reduced Medicare funding for skilled nursing facilities and other providers. For 2007, as part of a market basket adjustment implemented for increased cost of living, Medicare payments to skilled nursing facilities increase by an average of 3.1% over prior year rates.

On April 30, 2007 CMS issued a proposed rule that would update 2008 per diem payment rates for skilled nursing facilities by 3.3%, and revise and rebase the skilled nursing facility market basket. The proposed rule would increase aggregate payments to skilled nursing facilities nationwide by approximately $690 million.

While CMS has proposed a market basket increase of 3.3 percent in its proposed rule, the president’s budget recommendation includes a proposal for zero percent update to the skilled nursing facility market basket. To become effective, the proposed rule would require legislation enacted by Congress.

Historically, adjustments to the reimbursement under Medicare have had a significant effect on our revenue. For a discussion of historic adjustments and recent changes to the Medicare program and related reimbursement rates see “Business — Sources of Reimbursement” and “Risk Factors — Risks Related to Our Business and Industry — Reductions in Medicare reimbursement rates or changes in the rules governing the Medicare program could have a material adverse effect on our revenue, financial condition and results of operations.”

Medicaid.  Medicaid is a state administered medical assistance program for the indigent, operated by the individual states with the financial participation of the federal government. Each state has relatively broad discretion in establishing its Medicaid reimbursement formulas and coverage of service, which must be approved by the federal government in accordance with federal guidelines. All states in which we operate cover long-term care services for individuals who are Medicaid eligible and qualify for institutional care. Medicaid payments are made directly to providers, who must accept the Medicaid reimbursement level as payment in full for services rendered. Rapidly increasing Medicaid spending, combined with slow state revenue growth, has led many states to institute measures aimed at controlling spending growth. Given that Medicaid outlays are a significant component of state budgets, we expect continuing cost containment pressures on Medicaid outlays for skilled nursing facilities in the states in which we operate. In addition, the DRA limited the circumstances under which an individual may become financially eligible for Medicaid and nursing home services paid for by Medicaid. The following summarizes the Medicaid regime in the principal states in which we operate.

•	California. In 2005, under State Assembly Bill 1629, California Medicaid, known as Medi-Cal, switched from a prospective payment system to a prospective cost-based system for free-standing nursing facilities that is facility specific based upon the cost of providing care at that facility. State Assembly Bill 1629 included both a rate increase, as well as a quality assurance fee that is a provider tax. The provider tax is a mechanism for states to obtain additional federal funding for the state’s Medicaid program. State Assembly Bill 1629 also effected a retroactive cost of living adjustment to its existing average reimbursement rate for the 2004/2005 rate year. As a result, we received a $5.8 million retroactive cost of living adjustment in August 2005, which related to services we had provided in 2004 and 2005. State Assembly Bill 1629 is scheduled to expire, with its prospective cost-based system and quality assurance fee becoming inoperative, on July 31, 2008, unless a later enacted statute extends this date.

•	Texas. Texas has a prospective cost based system that is facility specific based upon patient acuity mix for that facility.

•	Kansas/Missouri. The Kansas and Missouri Medicaid reimbursement systems are prospective cost based and are case mix adjusted for resident activity levels.

•	Nevada. Nevada’s reimbursement system is prospective cost based, adjusted for patient acuity mix and designed to cover all costs except those currently associated with property, return on equity, and certain ancillaries. Property cost is reimbursed at a prospective rate for each facility.

For additional information on the Medicaid program in the states in which we currently operate see “Business — Sources of Reimbursement.”

The U.S. Department of Health and Human Services has established a Medicaid advisory commission charged with recommending ways in which Congress can restructure the program. The commission issued its report on December 29, 2006. The commission’s report included several recommendations that involved giving states greater discretion in the determination of eligibility, formulation of benefit packages, financing, and tying payment for services to quality measures. The commission also recommended to expand home and community-based care for seniors and the disabled.

Primary Expense Components

Cost of Services

Cost of services in our long-term care services segment primarily include salaries and benefits, supplies, purchased services, ancillary expenses such as the cost of pharmacy and therapy services provided to patients and residents, and expenses for general and professional liability insurance and other operating expenses of our skilled nursing and assisted living facilities.

Cost of services in our ancillary services segment primarily include salaries and benefits, supplies, purchased services and expenses for general and professional liability insurances and other operating expenses of our rehabilitation therapy and hospice businesses.

General and Administrative

General and administrative expenses are primarily salaries, bonuses and benefits and purchased services to operate our administrative offices. Also included in general and administrative expenses are expenses related to non-cash stock based compensation and professional fees, including accounting, financial audit and legal fees.

We expect our general and administrative expenses to increase in the future as a result of becoming a public company. Our anticipated additional expenses include:

•	increased salaries, bonuses and benefits necessary to attract and retain qualified accounting professionals as we seek to expand the size and enhance the skills of our accounting and finance staff;

•	increased professional fees as we complete the process of complying with Section 404 of the Sarbanes-Oxley Act, including incurring additional audit fees in connection with our independent registered public accounting firm’s audit of our assessment of our internal controls over financial reporting;

•	increased costs associated with creating and developing an internal audit function, which we have not had historically;

•	increased legal costs associated with reviews of our filings with the Securities and Exchange Commission; and

•	the incurrence of miscellaneous costs, such as exchange fees, investor relations fees, filing expenses, training expenses and increased directors’ and officers’ liability insurance.

We currently estimate that our general and administrative expenses will increase by approximately $1.2 to $1.5 million per year as a result of being a public company. In addition, we estimate that we will have approximately $0.8 to $1.0 million in added general and administrative expenses in 2007, primarily related to the process of complying with Section 404 of the Sarbanes-Oxley Act.

Restricted Stock Issued Prior to the Transactions.  Non-cash stock based compensation primarily relates to grants of our restricted stock. Effective March 8, 2004, we entered into restricted stock and employment agreements with four executive officers, Messrs. Hendrickson, Lynch, Rapp and our former Chief Financial Officer. Pursuant to these agreements we sold 70,661 shares of restricted and non-voting common stock (as governed by our then effective certificate of incorporation) to these executives for a purchase price of $0.05 per share, the then fair market value of the shares. Of these shares, 4,930 shares owned by our former Chief Financial Officer were cancelled in September 2004 upon the termination of his service with us.

These shares of common stock were restricted by certain vesting requirements, our right to repurchase the shares and restrictions on the sale or transfer of such shares. These shares were subject to vesting, among other things, as follows:

•	Subject to the executive’s continuing service with us, the shares would vest in full upon the occurrence of a trigger event, which was defined as any asset sale, initial public offering or stock sale (each, a “liquidity event”), providing a terminal equity value of us in excess of $100.0 million. The consummation of the Transactions constituted a valid Trigger Event; and

•	If a Trigger Event had not occurred by the end of the original term of the executive’s employment agreement and such executive was still employed by us, 50% of his shares would vest if he had complied with the confidentiality and non-solicitation obligations in his employment agreement and we had achieved EBITDA in any one fiscal year of over $60.0 million.

We used the intrinsic value method in accordance with the Accounting Principles Board, or APB, Opinion No. 25 Accounting for Stock Issued to Employees, or APB No. 25, to account for non-cash stock-based compensation associated with the restricted stock. Under this method, we did not recognize compensation expense upon the issuance of the restricted stock because the per share purchase price paid by each executive for the restricted shares was equal to the then fair market value per share. We were required to recognize non-cash stock-based compensation expense in the period that the number of shares subject to vesting became probable and determinable, calculated as the difference between the fair value of such shares as estimated by our management at the end of the applicable period and the price paid for such shares by the executive. We amortized the deferred non-cash stock-based compensation over the probable vesting period, beginning with the date of issuance of the restricted stock.

In 2004, we determined that it was probable that 50% of the restricted shares would vest at the end of the original term of each executive’s employment agreement. For 2004, we recorded non-cash stock-based compensation expense totaling $1.2 million, representing the difference between the estimated aggregate market value of our restricted stock as determined by our management on December 31, 2004 and the aggregate price paid for such restricted shares by the executives. We recorded related amortization of deferred non-cash stock-based compensation expense equal to $0.8 million in 2005 and $0.3 million in 2004.

Upon completion of the Transactions, the remainder of the restricted shares fully vested and we recorded $9.0 million of non-cash stock-based compensation expense, determined as the difference between the per share price paid in the merger and $0.05 per share (the per share price paid by the executives), multiplied by the number of restricted shares that were not previously determined to be probable to vest.

Cash Bonus Payments.  In April 2005, we entered into trigger event cash bonus agreements with our Chief Financial Officer and our Executive Vice President and Vice President, Ancillary Services, to compensate them similarly to the economic benefit received by our other executive officers that were entitled to receive benefits under their respective restricted stock agreements upon the consummation of certain liquidity events. Subject to each of their continued employment through the closing of a trigger event, including the closing of the Transactions, these agreements entitled the officers to a cash bonus on the date of such closing equal to the product of (a) Skilled Healthcare Group’s terminal equity value determined as of the trigger event, plus aggregate cash dividends paid by Skilled Healthcare Group prior to such trigger event, multiplied by (b) the executive’s then effective ownership percentage. Upon the closing of the Transactions, pursuant to these agreements, our Chief Financial Officer and our Executive Vice President and Vice President, Ancillary Services, received a cash payment of $3.3 million, and $1.1 million, respectively.

Restricted Stock Issued in Connection with or Following the Transactions.   Effective December 27, 2005, we entered into restricted stock agreements with our executive officers, Messrs. Hendrickson, Lynch, King, Rapp and Wortley, under our Restricted Stock Plan, as amended, in connection with each of our executive officers’ employment agreements. We awarded 1,129,924 shares of restricted common stock to these executive officers and 123,585 shares of restricted common stock to other employees. We did not obtain contemporaneous valuations from an unrelated valuation specialist on this date, but estimated that the fair market value of each share of restricted common stock granted on December 27, 2005 was $0.20, the same price paid for our common stock by third parties in the Transactions. In January 2006, we sold 5,070 shares of common stock and ten shares of class A preferred stock to a third party at a price of $0.20 per share of common stock and $9,900 per share of class A preferred stock. In March 2006, we issued 35,310 shares of restricted common stock to our Senior Vice President and Chief Compliance Officer, Susan Whittle, in connection with the commencement of her employment with us, and in April 2006, we issued 35,310 shares of restricted common stock to our Senior Vice President, Finance and Chief Accounting Officer, Peter Reynolds, in connection with the commencement of his employment with us. We did not obtain contemporaneous valuations from an unrelated valuation specialist in connection with these grants primarily because of the close proximity in timing of these grants to the Transactions, as well as the sale of common stock in January 2006, and the ability to perform a contemporaneous review of key milestones and performance indicators for this short period. Contemporaneously with these grants, we estimated that the fair value of a share of common stock continued to be $0.20 by reviewing and analyzing key milestones and changes in the performance metrics of our business including revenue, EBITDA, adjusted EBITDA, skilled mix, occupancy percentage and average daily rates, from January 2006, the last sale of our common stock to a third party, through the date of each grant and changes in our expected future performance over this time period. Based on this review, we estimated that the value of a share of common stock and a share of class A preferred stock had not changed.

The shares of common stock awarded to our officers in December 2005, March 2006 and April 2006 are restricted by certain vesting requirements, our right to repurchase the shares and restrictions on the sale or transfer of such shares. 25% of the restricted shares vested on the day of grant. The remaining shares will vest 25% on each of the subsequent three anniversaries of the date of grant, subject to the employee’s continuing employment with us or any of our subsidiaries. In addition, all restricted shares will vest upon certain change in control transactions. The recognition and measurements of restricted stock expense was accounted for under APB No. 25, prior to January 1, 2006 and under SFAS No. 123 (revised), Share Based Payments, or SFAS No. 123R, subsequent to January 1, 2006. Accordingly, we recorded non-cash stock-based compensation expense equal to 25% of the estimated fair value of the shares granted on the date of grant and record related amortization of non-cash stock-based compensation expense ratably over the vesting period of the shares, unless the vesting is accelerated as described above.

In connection with the issuance of the restricted stock at and immediately following the Transactions, we recorded non-cash stock-based compensation expense of $0.1 million in 2005. The remainder of the $9.9 million non-cash stock-based compensation expense recorded in 2005 resulted from the accelerated vesting of previously issued restricted stock that was cashed out in the Transactions as discussed above. In connection with the grant of shares to our executives in March 2006 and April 2006 the non-cash stock-based compensation expense recorded was inconsequential.

In July 2006 our management determined to explore the possibility of completing a public offering of our common stock. After consulting with the lead underwriters in this offering, we estimated the fair value of our common stock by applying a 15% discount to an estimated equity value of our company, which was determined by reviewing and comparing earnings multiples of publicly-traded companies in our industry.

We determined that a 15% discount was appropriate because:

•	the valuation in a public offering reflected a valuation of freely-tradable common stock to be issued in the offering, whereas our then outstanding securities reflected illiquid ownership in a private company;

•	there is a risk that we will be unable to achieve our projected financial forecasts of operating results and cash flows, which could significantly reduce our equity value; and

•	there is a risk that we might not achieve a liquidity event, such as the completion of this offering or a sale of our company, at all.

On August 30, 2006, we granted an aggregate of 15 shares of preferred stock and 7,605 shares of common stock to certain of our non-employee directors. We did not obtain a contemporaneous valuation from an unrelated valuation specialist in connection with these grants primarily because we had recently completed a valuation of our business in consultation with the underwriters in this offering. We used our determination of the estimated equity value of the company in July 2006, to contemporaneously estimate that the fair market value of a share of common stock on the date of grant was $7.81. The increase in the estimated fair value of the Company is considered to be related to overall market increases in the industry and consistent favorable operating performance. We also determined that the fair market value of a share of preferred stock was equal to its liquidation preference of $9,900. The shares granted to our non-employee directors were fully vested upon grant and we recognized stock compensation expense equal to the full value of the shares as of that date. We accordingly recorded non-cash stock-based compensation expense of $0.2 million in connection with the grant of shares to certain of our non-employee directors.

Since the grant of shares made to non-employee directors in August 2006, we have continued to revise and update our projected financial performance. Based on these increases in our projections and based upon EBITDA multiples implied by trading values of public companies in our industry, we and the underwriters in this offering established the offering price range for this offering.

Based on an expected offering price of $15 per common share, which is the midpoint of the range offered in our initial public offering, the intrinsic value of the restricted stock outstanding as of March 31, 2007 was $19.9 million, of which $9.8 million was related to vested restricted stock and $10.1 million was related to unvested restricted stock.

Determining the fair value of our stock requires making complex and subjective judgments. There is inherent uncertainty in making these estimates. Although it is reasonable to expect that the completion of this offering will add value to the shares because they will have increased liquidity and marketability, the amount of the additional value cannot be measured with precision or certainty.

Performance Based Incentive Compensation Plan.  Our performance based incentive compensation plan for each of our operating segments provides for cash bonus payments that are intended to reflect the achievement of key operating measures, including quality outcomes, customer satisfaction, cash collections, efficient resource utilization and operating budget goals. We accrue bonus expense based on the ratable achievement of these operating measures.

Depreciation and Amortization

Depreciation and amortization relates to the ratable write-off of assets such as our owned buildings and equipment over their assigned useful lives as a result of wear and tear due to usage. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	15-40 years
Leasehold improvements	Shorter of the lease term or estimated useful life, generally 5-10 years
Furniture and equipment	3-10 years

Rent Cost of Sales

Rent consists of the straight-line recognition of lease amounts payable to third-party owners of skilled nursing facilities and assisted living facilities that we operate but do not own. Rent does not include inter-company rents paid between wholly-owned subsidiaries.

Dividend Accretion on Class A Convertible Preferred Stock

Dividends accrue daily on our class A preferred stock at a rate of 8% per annum on the sum of the original purchase price and the accumulated and unpaid dividends thereon. In the first three months of 2007 and during 2006, dividend accretion on our convertible preferred stock was $4.8 million and $18.4 million, respectively. Upon completion of the initial public offering of our common stock, our class A preferred stock, plus all accumulated and unpaid dividends thereon, will be converted into shares of our class B common stock.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements and related disclosures requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis we re-evaluate our judgments and estimates, including those related to doubtful accounts, income taxes and loss contingencies. We base our estimates and judgments on our historical experience, knowledge of current conditions and our belief of what could occur in the future considering available information, including assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these policies.

The following represents a summary of our critical accounting policies, defined as those policies that we believe: (a) are the most important to the portrayal of our financial condition and results of operations and (b) require management’s most subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Revenue recognition

Our revenue is derived primarily from our skilled nursing facilities, which includes our integrated rehabilitation therapy services at these facilities, with the remainder generated by our other related healthcare services. These services consist of our rehabilitation therapy services provided to third-party facilities, assisted living facilities and hospice care. For the first three months of 2007 and during 2006, approximately 67.7% and 68.0%, respectively, of our revenue was received from funds provided under Medicare and state Medicaid assistance programs. We also receive revenue from managed care providers and private pay patients. We record our revenue from these governmental and managed care programs on an accrual basis as services are performed at their estimated net realizable value under these programs. Our revenue from governmental and managed care programs is subject to audit and retroactive adjustment by governmental and third-party agencies. Retroactive adjustments that are likely to result from future audits by third-party payors are accrued on an estimated basis in the period the related services are performed. Consistent with healthcare industry accounting practices, any changes to these governmental revenue estimates are recorded in the period the change or adjustment becomes known based on final settlements. Because of the complexity of the laws and regulations governing Medicare and state Medicaid assistance programs, our estimates may potentially change by a material amount. We record our revenue from private pay patients on an accrual basis as services are performed. If, as of March 31, 2007, we were to experience a decrease of 1% in our revenue estimates, our revenue would decrease by $1.4 million.

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from non-payment of patient accounts receivable and third-party billings and notes receivable from customers. In evaluating the collectibility of accounts receivable, we consider a number of factors, including the age of the accounts, changes in collection trends, the composition of patient accounts by payor the status of ongoing disputes with third-party payors and general industry conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Our receivables from Medicare and Medicaid payor programs represent our only significant concentration of credit risk. We do not believe there are significant credit risks associated with these governmental programs. If, at March 31, 2007, we were to recognize an increase of 10% in the allowance for our doubtful accounts, our total current assets would decrease by $0.9 million, or 0.7% with a corresponding statement of operations expense of the same amount.

Patient liability risks

Our professional liability and general liability reserve includes amounts for patient care related claims and incurred but not reported claims. Professional liability and general liability costs for the long-term care industry have become increasingly expensive and difficult to estimate. The amount of our reserves is determined based on an estimation process that uses information obtained from both company-specific and industry data. The estimation process requires us to continuously monitor and evaluate the life cycle of the claims. Using data obtained from this monitoring and our assumptions about emerging trends, we, along with an independent actuary, develop information about the size of ultimate claims based on our historical experience and other available industry information. The most significant assumptions used in the estimation process include determining the trend in costs, the expected cost of claims incurred but not reported and the expected costs to settle unpaid claims. Although we believe that our reserves are adequate, it is possible that this liability will require a material adjustment in the future. For example, an adverse professional liability judgment partially contributed to our predecessor company’s bankruptcy filing under Chapter 11 of the United States Bankruptcy Code in October 2001. If, at March 31, 2007, we were to recognize an increase of 10.0% in the reserve for professional liability and general liability, our total liabilities would be increased by $3.7 million, or 0.6% with a corresponding statement of operations expense of the same amount.

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets other than goodwill, primarily consisting of our investments in real estate, for impairment indicators. If indicators of impairment are present, we evaluate the carrying value of the related real estate investments in relation to the future discounted cash flows of the underlying operations to assess recoverability of the assets. Measurement of the amount of the impairment, if any, may be based on independent appraisals, established market values of comparable assets or estimates of future cash flows expected. The estimates of these future cash flows are based on assumptions and projections believed by management to be reasonable and supportable. They require management’s subjective judgments and take into account assumptions about revenue and expense growth rates. These assumptions may vary by type of long-lived asset. As of March 31, 2007, none of our long-lived assets were impaired.

Goodwill and Intangible Assets

As of March 31, 2007, the carrying value of goodwill and intangible assets was approximately $446.3 million. This goodwill and intangible assets results primarily from the excess of the purchase price over the net identifiable assets in the Transactions. In connection with the Transactions, we recorded goodwill of approximately $396.0 million and recorded other intangible assets of approximately $32.5 million.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. In accordance with SFAS No. 142, Goodwill and other Intangible Assets, or SFAS No. 142, goodwill is not amortized, but instead is subject to impairment tests performed at least annually, or between annual testing upon the occurrence of an event or change in circumstances that would reduce the fair value of a reporting unit below its carrying amount. For goodwill, the test is performed at the reporting unit level as defined by SFAS No. 142 as discussed below. If we find that the carrying value of goodwill is to be impaired, we must reduce the carrying value to fair value. We believe that our determination not to recognize an impairment loss on our long-lived assets and goodwill is a critical accounting estimate because this determination is susceptible to change, dependent upon events that are remote in time and may or may not occur and because recognizing an impairment loss could result in a material reduction of the assets reported on our consolidated balance sheet.

Determination of Reporting Units

We consider the following three businesses to be reporting units for the purpose of testing our goodwill for impairment under SFAS No. 142:

•	long-term care services, which includes our operation of skilled nursing and assisted living facilities and is the most significant portion of our business,

•	rehabilitation therapy, which provides physical, occupational and speech therapy in our facilities and unaffiliated facilities, and

•	hospice care, which was established in 2004 and provides hospice care in Texas and California.

The goodwill that resulted from the Transactions as of December 27, 2005 was allocated to the long-term care services operating segment and the ancillary services operating segment based on the relative fair value of the assets on the date of the Transactions. Within the ancillary services operating segment all of the goodwill was allocated to the rehabilitation therapy reporting unit and no goodwill was allocated to the hospice care reporting unit due to the start-up nature of the business and cumulative net losses before depreciation, amortization, interest expense (net) and provision for (benefit from) income taxes attributable to that segment. In addition, no synergies were expected to arise as a result of the Transactions which might provide a different basis for allocation of goodwill to reporting units.

Goodwill Impairment Testing

We test goodwill for impairment annually on October 1, or sooner if events or changes in circumstances indicate that the carrying amount of its reporting units, including goodwill, may exceed their fair values. As a result of our testing, we did not record any impairment charges in 2006 or 2005. We test goodwill using a present value technique by comparing the present value of estimates of future cash flows of our reporting units to the carrying amounts of the applicable goodwill. We are not aware of any indicators of potential impairment as of March 31, 2007.

Deferred Financing Costs

Deferred financing costs are costs related to fees and expenses associated with our issuances of debt. The deferred financing costs at March 31, 2007 substantially relate to our 11% senior subordinated notes and our first lien secured credit agreement and are being amortized over the maturity period using an effective-interest method for term debt and the straight-line method for first lien revolving credit facility. At March 31, 2007 deferred financing costs, net of amortization, were approximately $15.8 million. In connection with the Transactions, we expensed approximately $2.3 million of deferred financing costs related to our previously outstanding second lien senior secured term loan, which was repaid in connection with the Transactions, and capitalized approximately $11.4 million of fees and expenses related to the Transactions.

Income Taxes

We use the liability method of accounting for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109. We determine deferred tax assets and liabilities at the balance sheet date based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income.

Our temporary differences are primarily attributable to purchase accounting, accrued professional liability expenses, asset impairment charges associated with our 2001 write-down of asset values under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets Disposed Of, or SFAS No. 121, accelerated tax depreciation, our provision for doubtful accounts and accrued compensatory benefits.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income and available carryback potential and unless we believe that recovery is more likely than not, we establish a valuation allowance to reduce the deferred tax assets to the amounts expected to be realized. We make our judgments regarding deferred tax assets and the associated valuation allowance, based on among other things, expected future reversals of taxable temporary differences, available carryback potential, tax planning strategies and forecasts of future income. We periodically review the adequacy of the valuation allowance and recognize these benefits if a reassessment indicates that it is more likely than not that these benefits will be realized.

Significant judgment is required in determining our provision for income taxes. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. While we believe that our tax return positions are supportable, there are certain positions that may not be sustained upon review by tax authorities. At March 31, 2007 and at December 31, 2006, we have provided for $13.5 million and $11.7 million, respectively, of accruals for uncertain tax positions. The current portion of the accrual for uncertain tax positions is recorded as a component of taxes payable and the non-current portion of the accrual for uncertain tax positions is recorded as a component of other long-term liabilities at March 31, 2007. The accrual for uncertain tax positions is recorded as a component of taxes payable at December 31, 2006. While we believe that adequate accruals have been made for such positions, the final resolution of those matters may be materially different than the amounts provided for in our historical income tax provisions and accruals.

In 2001, due to the uncertainty regarding whether our deferred tax assets would be realized, we established a full valuation allowance against our net deferred tax assets. In 2001 and 2003, we incurred net losses and accordingly our net deferred tax assets increased to $32.7 million as of December 31, 2003. Due to our bankruptcy and our financial performance in 2001, 2002 and 2003, we continued to apply a full valuation allowance against our deferred tax assets. We were profitable in 2004 and were able to utilize all of our tax net operating loss carryforwards. As a result, we reduced the valuation allowance against our net deferred tax assets by $6.2 million but maintained a valuation allowance of $26.5 million at December 31, 2004 against our remaining deferred net tax assets. In 2005, due to continuing operating profitability, the gain on the sale of our two California-based institutional pharmacies, available carryback potential and identified tax strategies, we determined that it was more likely than not that we would be able to realize substantially all of our net deferred tax assets. Therefore, during 2005 we offset our income tax expense with a reduction in our valuation allowance of $25.2 million. At December 31, 2006, we retained a valuation allowance for certain state credit carryforwards of $1.3 million.

We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, or FIN No. 48, on January 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the adoption of FIN No. 48, we recorded a $1.5 million increase in goodwill and taxes payable as of January 1, 2007. As of January 1, 2007 (unaudited), the total amount of unrecognized tax benefit is $11.1 million (unaudited). If reversed, the entire decrease in the unrecognized benefit amount would result in a reduction to the balance of goodwill recorded in connection with the acquisition of us by Onex.

We recognize interest and penalties associated with unrecognized tax benefits in the “Provision for income taxes” line item of the consolidated statements of operations. As of January 1, 2007, we had accrued approximately $2.7 million in interest and penalties, net of approximately $0.6 million of tax benefit, related to unrecognized tax benefits. A substantial portion of the accrued interest and penalties relate to periods prior to the acquisition of us by Onex. If reversed, approximately $2.1 million of the reversal of interest and penalties would result in a reduction to goodwill.

We and our subsidiaries file income tax returns in the U.S. federal jurisdiction and various states’ jurisdictions. With few exceptions, we are no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2002. During the first quarter of 2007, we agreed to an adjustment related to depreciation claimed on our 2003 federal tax return and are awaiting assessment. As a result, we anticipate that there is a reasonable possibility that the amount of unrecognized tax benefits will decrease by $1.8 million due to the settlement of 2003 federal tax depreciation matters during 2007. In addition, due to normal closures of the statue of limitations, we anticipate that there is a reasonable possibility that the amount of unrecognized state tax benefits will decrease by approximately $0.4 million within the next 12 months.

Discontinued Operations

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS No. 144, addresses the accounting for and disclosure of long-lived assets to be disposed of by sale. Under SFAS No. 144, when a long-lived asset or group of assets meets defined criteria, the long-lived assets are measured and reported at the lower of their carrying value or fair value less costs to sell, and are classified as held for sale on the consolidated balance sheet. In addition, the related operations of the long-lived assets are reported as discontinued operations in the consolidated statements of operations with all comparable periods reclassified. Our consolidated statements of operations have been reclassified to reflect our California pharmacy business, which we sold in March 2005, as discontinued operations.

Accounting for Conditional Asset Retirement Obligations

We adopted FIN No. 47, effective December 31, 2005 and recorded a liability of $5.0 million, of which $1.6 million was recorded as a cumulative effect of a change in accounting principle, net of tax benefit. Substantially all of the impact of adopting FIN No. 47 relates to estimated costs to remove asbestos that is contained within our facilities.

We have determined that a conditional asset retirement obligation exists for asbestos remediation. Though not a current health hazard in our facilities, upon renovation we may be required to take the appropriate remediation procedures in compliance with state law to remove the asbestos. The removal of asbestos-containing materials includes primarily floor and ceiling tiles from our pre-1980 constructed facilities. The fair value of the conditional asset retirement obligation was determined as the present value of the estimated future cost of remediation based on an estimated expected date of remediation. This computation is based on a number of assumptions which may change in the future based on the availability of new information, technology changes, changes in costs of remediation, and other factors.

The determination of the asset retirement obligation is based upon a number of assumptions that incorporate our knowledge of the facilities, the asset life of the floor and ceiling tiles, the estimated timeframes for periodic renovations which would involve floor and ceiling tiles, the current cost for remediation of asbestos and the current technology at hand to accomplish the remediation work. These assumptions to determine the asset retirement obligation may be imprecise or be subject to changes in the future. Any change in the assumptions can impact the value of the determined liability and impact our future earnings. If we were to experience a 5% increase in our estimated future cost of remediation, our recorded liability at March 31, 2007 of $5.1 million would increase by $0.3 million.

Operating Leases

We account for operating leases in accordance with SFAS No. 13, Accounting for Leases, and FASB Technical Bulletin 85-3, Accounting for Operating Leases with Scheduled Rent Increases. Accordingly, rent expense under our facilities’ and administrative offices operating leases is recognized on a straight-line basis over the original term of each facility’s and administrative office’s leases, inclusive of predetermined rent escalations or modifications and including any lease renewal options.

Recent Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 addresses differences in the definition of fair value and guidance in applying the definition of fair value in the many accounting pronouncements that require fair value measurements. SFAS No. 157 emphasizes that (1) fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing the asset or liability for sale or transfer and (2) fair value is not entity-specific but based on assumptions that market participants would use in pricing the asset or liability. Finally, SFAS No. 157 establishes a hierarchy of fair value assumptions that distinguishes between independent market participant assumptions and the reporting entity’s own assumptions about market participant assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect that SFAS No. 157 will have a material impact on our consolidated results of operations, financial position or liquidity.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159. SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We have not determined whether we will early adopt SFAS No. 159 or choose to measure any eligible financial assets and liabilities at fair value. Management is in the process of evaluating the impact of SFAS No. 159 on us, if any.

Results of Operations

The following table sets forth details of our revenue and earnings as a percentage of total revenue for the periods indicated:

	Three Months Ended		Year Ended
	March 31,		December 31,
	2007	2006	2006	2005	2004

Revenue	100%	100%	100%	100%	100%
Expenses:
Cost of services (exclusive of rent cost of sales and depreciation and amortization shown below)	74.1	73.7	74.3	75.0	75.8
Rent cost of sales	1.9	2.0	1.8	2.1	2.1
General and administrative	8.0	7.6	7.5	9.5	6.8
Depreciation and amortization	2.7	2.9	2.6	2.2	2.3

	86.7	86.2	86.2	88.8	87.0

	Three Months Ended		Year Ended
	March 31,		December 31,
	2007	2006	2006	2005	2004

Other income (expenses):
Interest expense	(8.4)	(9.0)	(8.8)	(6.0)	(6.0)
Interest income and other	0.2	0.3	0.2	0.2	0.2
Change in fair value of interest rate hedge	—	—	—	—	(0.2)
Equity in earnings of joint venture	0.4	0.3	0.4	0.4	0.5
Write-off of deferred financing costs		—		(3.6)	(2.1)
Forgiveness of stockholder loan	—	—	—	(0.5)	—
Reorganization expenses		—		(0.2)	(0.4)
Gain on sale of assets	—	—	—	0.2	—

Total other income (expenses), net	(7.8)	(8.4)	(8.2)	(9.5)	(8.0)

Income before provision for (benefit from) income taxes, discontinued operations and the cumulative effect of a change in accounting principle	5.5	5.4	5.6	1.7	5.0
Provision for (benefit from) income taxes	2.3	2.1	2.3	(2.8)	1.2

Income before discontinued operations and the cumulative effect of a change in accounting principle	3.2	3.3	3.3	4.5	3.8
Income from discontinued operations, net of tax	—	—	—	3.2	0.7
Cumulative effect of a change in accounting principle, net of tax	—	—	—	(0.4)	—

Net income	3.2%	3.3%	3.3%	7.3%	4.5%

EBITDA margin(1)	16.4%	16.9%	16.7%	12.4%	13.8%
Adjusted EBITDA margin(1)	16.4%	17.0%	16.7%	16.8%	15.8%

(1)	See footnote 1 to “Selected Historical Consolidated Financial Data” for a calculation of EBITDA and Adjusted EBITDA and a description of our uses of, and the limitations associated with the use of, EBITDA and Adjusted EBITDA.

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

Revenue.  Revenue increased $19.5 million, or 15.6%, to $144.7 million for the three months ended March 31, 2007 from $125.2 million for the three months ended March 31, 2006.

Revenue in our long-term care services segment, comprising skilled nursing and assisted living facilities, increased $14.3 million, or 12.8%, to $126.0 million in the three months ended March 31, 2007 from $111.7 million in the three months ended March 31, 2006. The increase in long-term care services segment revenue resulted from a $14.1 million, or 13.1%, increase in skilled nursing facilities revenue, and a $0.2 million, or 4.9%, increase in assisted living facilities revenue. Of the increase in skilled nursing facilities revenue, $8.2 million resulted from increased reimbursement rates from Medicare, Medicaid, managed care and private pay sources, as well as a higher patient acuity mix and $5.9 million resulted from increased occupancy. Our average daily Medicare rate increased 9.1% to $481 in the three months ended March 31, 2007 from $441 in the three months ended March 31, 2006 as a result of market increases provided under the Medicare program, as well as a shift to higher-acuity Medicare patients. Our average daily Medicaid rate increased 3.3% to $126 in the three months ended March 31, 2007 from $122 in the three months ended March 31, 2006, primarily due to increased Medicaid rates in California and Texas. Our private pay and other rates increased by approximately 5.6% in the three months ended March 31, 2007 as compared to the three months ended March 31, 2006. Our managed care rates increased by approximately 2.0% in the three months ended March 31, 2007 compared to the three months ended March 31, 2006. Our skilled mix increased to 25.3% in the three months ended March 31, 2007 from 24.4% for the three months ended March 31, 2006 as we continued marketing our capabilities to referral sources to attract high-acuity patients to our facilities and recent regulatory changes limited the type of patient that can be admitted to certain higher-cost post-acute care facilities. Our average daily number of patients increased by 332, or 5.5%, to 6,388 in the three months ended March 31, 2007, from 6,056 in the three months ended March 31, 2006, due to our acquisition of three healthcare facilities in Missouri on March 1, 2006, one healthcare facility in Nevada on June 16, 2006, and one healthcare facility in Missouri on December 15, 2006. These acquisitions contributed 449 average daily patients, partially offset by a decline in occupancy levels at our existing facilities, primarily in Medicaid.

Revenue in our ancillary services segment increased $5.1 million, or 37.8%, to $18.5 million in the three months ended March 31, 2007, compared to $13.4 million in the three months ended March 31, 2006. The increase in our ancillary services segment revenue resulted from a $4.3 million, or 33.8%, increase in our rehabilitation therapy services revenue and a $0.8 million, or 99.5%, increase in our hospice business revenue. Of the $4.3 million increase in rehabilitation therapy services revenue, $2.3 million resulted from an increase in the number of rehabilitation therapy contracts with third-party facilities and $2.0 million resulted from increased services under existing third-party contracts. Increased services under existing third-party contracts primarily resulted from increases in volume at the facilities and, to a lesser extent, the timing of contract execution during the periods, with some contracts entered into during the first quarter of 2006 being in effect for the full first quarter of 2007.

Cost of Services Expenses.  Our cost of services expenses increased $14.9 million, or 16.1%, to $107.2 million, or 74.1% of revenue, in the three months ended March 31, 2007 from $92.3 million, or 73.7% of revenue, in the three months ended March 31, 2006.

Cost of services expenses for our long-term care services segment increased $11.3 million, or 13.3% to $96.4 million, or 76.5% of revenue, in three months ended March 31, 2007 from $85.1 million, or 76.2% of revenue, in the three months ended March 31, 2006.

The increase in long-term care services segment cost of services expenses resulted from an $11.2 million, or 13.6%, increase in cost of services expenses at our skilled nursing facilities and a $0.1 million, or 4.0% increase in cost of services expenses at our assisted living facilities.

Of the increase in cost of services expenses at our skilled nursing facilities, $5.9 million resulted from operating costs per patient day increasing $12 to $163 in the three months ended March 31, 2007 from $151 in the three months ended March 31, 2006 and $5.3 million resulted from increased occupancy. The $5.9 million increase in operating costs as a result of increased operating costs per patient day primarily resulted from increased labor costs of $2.3 million, due to an average hourly rate increase of 4.9% and increased staffing, primarily in the nursing area, to respond to increased acuity levels, an increase in ancillary expenses such as pharmacy and therapy costs due to an increase in the mix of higher acuity patients of $2.6 million and increases in other expenses, such as supplies, food, taxes and licenses, insurance and utilities of $1.0 million, due to increased purchasing costs. The increase in occupancy resulted in increased operating costs of $5.3 million, in which the average daily number of patients increased by 332 to 6,388 in the three months ended March 31, 2007 from 6,056 in the three months ended March 31, 2006, due to our 2006 acquisitions of four healthcare facilities in Missouri and one healthcare facility in Nevada that contributed 449 average daily patients, partially offset by a decline in occupancy levels at our other existing facilities, primarily in Medicaid.

Cost of services expenses in our ancillary services segment, prior to any intercompany eliminations, increased $5.6 million, or 28.6%, to $25.2 million, or 76.5% of revenue, from both internal and external customers, in the three months ended March 31, 2007 from $19.6 million, or 75.8% of revenue, from both internal and external customers, in the three months ended March 31, 2006. The increase in ancillary services segment cost of services expenses resulted from a $4.9 million, or 26.1%, increase in cost of services expenses related to our rehabilitation therapy services business to $23.7 million, or 75.6% of revenue, from both internal and external customers, in the three months ended March 31, 2007 from $18.8 million, or 74.9% of revenue, from both internal and external customers, in the three months ended March 31, 2006, and a $0.7 million, or 87.5%, increase in cost of services expenses related to our hospice business. The increase in cost of services expenses in our rehabilitation therapy services business primarily resulted from the increased activity under third-party rehabilitation therapy contracts discussed above. The increase in hospice operating costs is related to the increase in hospice revenue of 99.5%.

Rent Cost of Sales.  Rent cost of sales increased by $0.2 million, or 9.9%, to $2.7 million in the three months ended March 31, 2007 from $2.5 million in the three months ended March 31, 2006. This increase was primarily caused by the June 2006 acquisition of a leased healthcare facility in Nevada, partially offset by the February 2007 acquisition of a previously leased facility.

General and Administrative Services Expenses.  Our general and administrative services expenses increased $1.9 million, or 20.2%, to $11.5 million, or 8.0% of revenue, in the three months ended March 31, 2007 from $9.6 million, or 7.6% of revenue, in the three months ended March 31, 2006. The increase in our general and administrative expenses resulted from increased compensation and benefits of $1.3 million as we added corporate administrative service personnel. Professional fees also increased $0.9 million in 2007, primarily in the areas of accounting and audit services and legal fees incurred in preparation of becoming a public reporting company. Other expenses decreased $0.3 million.

Depreciation and Amortization.  Depreciation and amortization increased by $0.3 million, or 7.8%, to $4.0 million in the three months ended March 31, 2007 from $3.7 million in the three months ended March 31, 2006. This increase primarily resulted from increased depreciation related to our March and December 2006 acquisitions of four healthcare facilities in Missouri and one healthcare facility in Nevada in June 2006.

Interest Expense, net of interest income and other.  Interest expense, net of interest income and other, increased by $1.0 million, or 8.5%, to $11.8 million in the three months ended March 31, 2007 from $10.8 million in the three months ended March 31, 2006. The increase in our interest expense was due to the average debt for the three months ended March 31, 2007 increasing by $15.2 million to $478.2 million from $463.0 million for the three months ended March 31, 2006 and the average interest rate on our debt increased to 9.2% for the three months ended March 31, 2007 from 8.9% for the year ago period. Debt increased primarily as a result of borrowings made to fund acquisitions. The increase in the average interest rate was the result of an increase in the interest rate on our term and revolving debt, which is adjustable rate debt. The increase in average debt outstanding resulted in an increase in interest expense of $0.5 million and the increase in average interest rate resulted in an increase in interest expense of $0.4 million for the three months ended March 31, 2007 as compared to the year ago period. The balance of the increase is the result of penalty interest on the 2014 Notes for the notes not being publicly registered.

Provision for Income Taxes.  Provision for income taxes for the three months ended March 31, 2007 was $3.4 million, or 42.1% of earnings before income tax, an increase of $0.8 million from taxes of $2.6 million, or 38.8% of earnings before income tax, for the three months ended March 31, 2006. The increase in our tax rate was primarily the result of recording interest expense on our tax contingency reserves incurred for the three months ended March 31, 2007 in accordance with FIN 48.

EBITDA.  EBITDA increased by $2.6 million, or 12.0%, to $23.8 million in the three months ended March 31, 2007 from $21.2 million in the three months ended March 31, 2006. The $2.6 million increase was primarily related to the $19.5 million increase in revenue discussed above, offset by the $14.9 million increase in cost of services expenses discussed above, the $0.3 million increase in rent cost of sales discussed above, the $1.9 million increase in general and administrative services expenses discussed above, as well as a $0.2 million decrease in other items.

EBITDA for our long-term care services segment increased by $2.2 million, or 11.9%, to $20.7 million in the three months ended March 31, 2007 from $18.5 million in the three months ended March 31, 2006. The $2.2 million increase was primarily related to the $14.3 million increase in revenue in our long-term care services segment discussed above, offset by the $11.3 million increase in cost of services in our long-term care services segment expenses discussed above, and an increase in rent cost of sales of $0.8 million, primarily due to additional facilities.

EBITDA for our ancillary services segment increased by $1.1 million, or 26.7%, to $5.1 million in the three months ended March 31, 2007 from $4.0 million in the three months ended March 31, 2006. The

$1.1 million increase was primarily related to the $5.1 million increase in our ancillary services segment revenue discussed above, as well as a $2.6 million increase in intercompany revenue, primarily related to an increase in the volume of rehabilitation therapy services provided to our skilled nursing facilities, offset by the $5.6 million increase in cost of services in our ancillary services segment expenses discussed above, and a $1.0 million increase in general and administrative services expenses.

Net Income.  Net income increased by approximately $0.6 million, or 13.5%, to $4.7 million for the three months ended March 31, 2007 from $4.1 million for the three months ended March 31, 2006. The $0.6 million increase was related to the $2.6 million increase in EBITDA discussed above, offset by the $1.0 million increase in interest expense, net of interest income, discussed above, the increase in provision for income taxes of $0.8 million discussed above and the increase in depreciation and amortization of $0.3 million discussed above. The most material factors that contributed to the fact that net income was relatively unchanged in the three months ended March 31, 2007 compared to the three months ended March 31, 2006 were the increases in EBITDA, partially offset by the increases in interest expense, net of interest income and provision for income taxes.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue.  Revenue increased $68.9 million, or 14.9%, to $531.7 million in 2006 from $462.8 million in 2005.

Revenue in our long-term care services segment increased $51.8 million, or 12.4%, to $469.8 million in 2006 from $418.0 million in 2005. The increase in long-term care services segment revenue resulted from a $52.3 million, or a 13.0%, increase in our skilled nursing facilities revenue, partially offset by a $0.6 million, or 3.8%, decrease in our assisted living facilities revenue. Of the increase in skilled nursing facilities revenue, $36.9 million resulted from increased reimbursement rates from Medicare, Medicaid, managed care and private pay sources, as well as a higher patient acuity mix and $21.2 million of the increase in skilled nursing facilities revenue resulted from increased occupancy. Revenue in 2005 reflects $5.8 million of retroactive cost of living adjustments under California State Assembly Bill 1629 implemented in August 2005, which related to services we provided in 2004 and 2005. This retroactive cost of living adjustment did not recur in 2006 and we do not expect that it will recur in future periods. Our average daily Medicare rate increased 5.8% to $459 in 2006 from $434 in 2005 as a result of market basket increases provided under the Medicare program, as well as a shift to higher-acuity Medicare patients. Our average daily Medicaid rate increased 6.0% to $124 in 2006 from $117 per day in 2005, primarily due to increased Medicaid rates in California and Texas. Our managed care and private and other rates increased by approximately 1.5% and 7.5% respectively in 2006 compared to 2005. Our skilled mix increased to 23.5% in 2006 from 22.4% in 2005 as we continued marketing our capabilities to referral sources to attract high-acuity patients to our facilities and recent regulatory changes limited the type of patient that can be admitted to certain higher-cost post-acute care facilities. Our average daily number of patients increased by 316, or 5.4%, to 6,221 in 2006 from 5,905 in 2005, primarily due to our acquisition of three facilities in Missouri and one healthcare facility in Nevada in the first quarter of 2006 that contributed 334 average daily patients, partially offset by a decline in occupancy levels, primarily in Medicaid.

Revenue in our ancillary services segment increased $16.9 million, or 37.9%, to $61.4 million in 2006 compared to $44.5 million in 2005. The increase in our ancillary services segment revenue resulted from a $14.0 million, or 32.8%, increase in rehabilitation therapy services revenue and a $2.9 million or a 154.1% increase in our hospice business revenue. Of the $14.0 million increase in rehabilitation therapy services revenue, $12.5 million resulted from an increase in the number of rehabilitation therapy contracts with third-party facilities and $1.5 million resulted from increased services under existing third-party contracts. Increased services under existing third-party contracts, primarily resulted from increases in volume at the facilities and, to a lesser extent, the timing of contract execution during the periods, with most contracts entered into during 2005 being in effect for all of 2006.

Cost of Services Expenses.  Our cost of services expenses increased $47.7 million, or 13.7% to $394.9 million, or 74.3% of revenue, in 2006 from $347.2 million, or 75.0% of revenue, in 2005.

Cost of services expenses for our long-term care services segment increased $36.1 million, or 11.1%, to $360.8 million, or 76.8% of revenue, in 2006 from $324.7 million, or 77.7% of revenue, in 2005.

The increase in long-term care services segment operating expense resulted from a $36.9 million, or 11.8%, increase in cost of services expenses at our skilled nursing facilities offset by a $0.8 million, or 7.0%, decrease in cost of services expenses at our assisted living facilities.

Of the increase in cost of services expenses at our skilled nursing facilities, $20.1 million resulted from operating costs per patient day increasing $8, or 5.5%, to $154 per day in 2006 from $146 per day in 2005, and $16.8 million resulted from increased occupancy. The $20.1 million increase in operating costs as a result of increased operating costs per patient day primarily resulted from a $11.1 million increase in labor costs as a result of a 5.5% increase in average hourly rates and increased staffing, primarily in the nursing area, to respond to the increased mix of high-acuity patients, a $5.4 million increase in ancillary expenses, such as pharmacy and therapy costs, due to an increase in the mix of higher acuity patients, a $0.6 million increase due to implementation in August 2005 of a provider tax on skilled nursing facilities in California as a result of State Assembly Bill 1629, and a $5.2 million increase in other expenses, such as supplies, food, taxes and licenses, insurance and utilities, due to increased purchasing costs. Offsetting these increases was a decrease in insurance expenses of $2.2 million.

The average daily number of patients increased 316 to 6,221 in 2006 from 5,905 in 2005. This increase was primarily due to our acquisition of three facilities in Missouri and one healthcare facility in Nevada that contributed 334 average daily patients, partially offset by a decline in occupancy levels at our other existing facilities, primarily in Medicaid patients.

Cost of services expenses in our ancillary services segment, prior to any intercompany eliminations, increased $19.1 million, or 29.0%, to $85.1 million, or 75.5% of revenue, from both internal and external customers, in 2006 from $66.0 million, or 75.2% of revenue, from both internal and external customers, in 2005. The increase in our ancillary services segment operating expenses resulted from a $16.7 million, or 26.0%, increase in operating expenses related to our rehabilitation therapy services to $80.6 million, or 74.6% of revenue, from both internal and external customers, in 2006 from $63.9 million, or 74.5% of revenue, from both internal and external customers, in 2005, and a $2.5 million, or a 125.1%, increase in operating expenses related to our hospice business. The increased operating expenses related to our rehabilitation therapy business were incurred to support the increased rehabilitation therapy services revenue resulting from the increased activity under rehabilitation therapy contracts discussed above. The operating expenses related in our hospice business resulted from the increase in hospice revenue of 154.1%.

Rent cost of sales.  Rent cost of sales increased by $0.2 million, or 2.2% to $10.0 million in 2006 from $9.8 million in 2005.

General and Administrative Services Expenses.  Our general and administrative services expenses decreased $3.9 million, or 8.9%, to $39.9 million, or 7.5% of revenue, in 2006 from $43.8 million, or 9.5% of revenue in 2005. Of the $3.9 million decrease, $13.8 million was related to bonus and non-cash stock-based compensation expense recognized in 2005 upon completion of the Transactions, of which $9.0 million was a charge for the value of restricted stock that became determinable upon completion of the Transactions and $4.8 million was due to bonuses in connection with the achievement of pre-established terms that were satisfied by the successful conclusion of the Transactions. In addition, non-cash stock-based compensation expense unrelated to the Transactions decreased $0.5 million to $0.3 million in 2006 from $0.8 million in 2005. Offsetting these decreases were $4.4 million in increased compensation and benefits as we added administrative service personnel, $4.0 million in increased professional fees, primarily in the areas of accounting and audit services and legal fees incurred in preparation for becoming a public reporting company, and $2.0 million in other increased expenses.

Depreciation and Amortization.  Depreciation and amortization increased by $3.9 million, or 39.1%, to $13.9 million in 2006 from $10.0 million in 2005. This increase primarily resulted from amortization of intangible assets that were recorded as part of the Transaction.

Interest Expense, net of interest income and other.  Interest expense, net of interest income, increased by $18.4 million, or 69.0%, to $45.1 million in 2006 from $26.7 million in 2005. This increase resulted from an increased debt balance incurred during 2005 and in December 2005 in connection with the Transactions. The net proceeds of the increase in debt was used primarily to fund a $108.6 million dividend paid to our stockholders, redeem our then outstanding class A preferred stock in June 2005 for $15.7 million, pay a portion of the purchase price in connection with the Transactions, and pre-fund our Missouri acquisition.

Write-off of deferred financing costs.  Write-off of deferred financing costs was $16.6 million in 2005. There was no corresponding amount in 2006. The write-off of the deferred financing costs in 2005 resulted from the write-off of capitalized deferred financing cots associated with the refinancing in June 2005 of our then-existing first lien senior secured credit facility and second lien senior secured credit facility, as well as the write-off of capitalized deferred financing costs associated with the Transactions in December 2005.

Forgiveness of stockholder loan.  The $2.5 million forgiveness of stockholder loan expense in 2005 represents the principal amount of a note issued to us in March 1998 by William Scott, a member of our board of directors, that we forgave in connection with the completion of the Transactions. There was no corresponding amount in 2006.

Provision for (Benefit from) Income Taxes.  In 2006, we recognized tax expense of $12.2 million of which $11.5 million related to the tax provision on operating income and $0.7 million related to adjustments made to tax reserves. The benefit from income taxes from continuing operations was $13.0 million in 2005, due primarily to the approximately $25.2 million reversal of significantly all of the remaining valuation allowance previously provided, partially offset by the effect of non-deductible stock-based compensation associated with restricted stock and prior year reorganization expenses of approximately $12.2 million.

Discontinued operations, net of tax.  Discontinued operations, net of tax was $14.7 million in 2005. There were no comparable amounts in 2006. In March 2005, we sold our California based institutional pharmacy business to Kindred Pharmacy Services and the results of operations for these assets have accordingly been classified as discontinued operations. The gain on the sale of the pharmacy business is included in 2005.

EBITDA.  EBITDA increased by $30.9 million, or 53.8%, to $88.5 million in 2006 from $57.6 million in 2005. The $30.9 million increase was primarily related to the $68.9 million increase in revenues discussed above, offset by the $47.7 million increase in cost of services expenses discussed above, the $0.2 million increase in rent cost of sales discussed above, net of a $3.9 million decrease in general and administrative services expenses discussed above and $6.0 million in net decreases in expense related to other items. The $6.0 million in net decreases in expense related to other items was primarily related to $16.6 million write-off of deferred financing costs in 2005 and $2.5 million forgiveness of stockholder loan expense in 2005, offset by $14.7 million in discontinued operations, net of tax, in 2005. Each of these items had no corresponding amounts in 2006.

EBITDA for our long-term care services segment increased by $10.9 million, or 16.9%, to $75.2 million in 2006 from $64.3 million in 2005. The $10.9 million increase was primarily related to the $51.8 million increase in revenues in our long-term care services segment discussed above, offset by the $36.1 million increase in cost of services in our long-term care services segment expenses discussed above, a $3.9 million gain on sale of assets in 2005 which did not reoccur in 2006 and an increase in rent cost of sales of $0.9 million.

EBITDA for our ancillary services segment increased by $4.0 million, or 27.2%, to $18.8 million in 2006 from $14.8 million in 2005. The $4.0 million increase was primarily related to the $18.1 million increase in revenues in our ancillary services segment discussed above, as well as a $7.0 million increase in intercompany revenues, primarily related to an increase in the volume of rehabilitation therapy services provided to our skilled nursing facilities, offset by the $19.1 million increase in cost of services expenses discussed above, a $1.8 million increase in general and administrative services expenses and an increase in rent cost of sales of $0.2 million.

Net Income.  Net income decreased by $16.6 million, or 48.9%, to $17.3 million in 2006 from $33.9 million in 2005. The $16.6 million decrease was related to the $30.9 million increase in EBITDA discussed above, offset by the $18.4 million increase in interest expense, net of interest income discussed above, the increase in income tax expense of $25.2 million discussed above and the increase in depreciation and amortization of $3.9 million discussed above. The most material factors that contributed to the decline in net income were the increases in income tax and interest expense, net of interest income.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue.  Revenue increased $91.5 million, or 24.7%, to $462.8 million in 2005 from $371.3 million in 2004.

Revenue in our long-term care services segment increased $73.6 million, or 21.4%, to $418.0 million in 2005 from $344.4 million in 2004. The increase in long-term care services segment revenue resulted from a $65.0 million, or 19.3%, increase in our skilled nursing facilities revenue and an $8.6 million, or 115.9%, increase in our assisted living facilities revenue. Of the increase in skilled nursing facilities revenue, $41.0 million resulted from increased reimbursement rates from Medicare, Medicaid, managed care and private pay sources, as well as a higher patient acuity mix. The remaining $24.0 million of the increase in skilled nursing facilities revenue resulted from increased occupancy. Our average daily Medicare rate increased 10.2% to $434 in 2005 from $394 in 2004 as a result of increased reimbursement rates and a shift to higher-acuity Medicare patients. Our average daily Medicaid rate increased 7.3% to $117 in 2005 from $109 per day in 2004, primarily due to our recognition in August 2005 of increased revenue in connection with a retroactive cost of living increase provided for under the Medi-Cal reimbursement system, which related to services we provided in 2004 and 2005. Our managed care and private and other rates increased by approximately 5.2% and 5.0% respectively in 2005 compared to 2004. Our skilled mix increased to 22.4% in 2005 from 20.6% in 2004 as we continued marketing our capabilities to referral sources to attract high-acuity patients to our facilities and recent regulatory changes limited the type of patient that can be admitted to certain higher-cost post-acute care facilities. Our average daily number of patients increased by 407, or 7.4%, to 5,905 in 2005 from 5,498 in 2004, primarily associated with our acquisition of the Vintage Park group of facilities at the end of 2004 and the development of our Summerlin, Nevada facility start-up. The increase in revenue in our assisted living facilities resulted from an increase in the average daily number of patients, primarily due to our acquisition of the Vintage Park group of facilities on December 31, 2004.

Revenue in our ancillary services segment increased $18.0 million, or 68.2%, to $44.5 million in 2005 compared to $26.5 million in 2004. The increase in our ancillary services segment revenue resulted from a $16.2 million, or 61.2%, increase in rehabilitation therapy services revenue and a $1.8 million increase in our hospice business revenue. We initiated our hospice business in 2005 and accordingly did not generate hospice revenue in 2004. Of the $16.2 million increase in rehabilitation therapy services revenue, $9.4 million resulted from an increase in the number of rehabilitation therapy contracts with third-party facilities and $6.8 million resulted from increased services under existing third-party contracts. Increased services under existing third-party contracts, primarily resulted from increases in volume at the facilities and, to a lesser extent, the timing of contract execution during the periods, with most contracts entered into during 2004 being in effect for all of 2005.

Cost of Services.  Our cost of services increased $65.8 million, or 23.4% to $347.2 million, or 75.0% of revenue, in 2005 from $281.4 million, or 75.8% of revenue, in 2004.

Cost of services for our long-term care services segment increased $57.2 million, or 21.4%, to $324.7 million, or 77.7% of revenue, in 2005 from $267.5 million, or 77.7% of revenue, in 2004.

The increase in long-term care services segment cost of services resulted from a $52.1 million, or 19.9%, increase in cost of services at our skilled nursing facilities and a $5.1 million, or 83.1%, increase in cost of services at our assisted living facilities.

Of the increase in cost of services at our skilled nursing facilities, $33.5 million resulted from operating cost per patient day increasing $16, or 12.3%, to $146 per day in 2005 from $130 per day in 2004, and $18.6 million resulted from increased occupancy. The $33.5 million increase in operating costs primarily resulted from a $12.4 million increase in ancillary expenses, such as pharmacy and therapy costs, due to an increase in the mix of higher acuity patients, a $7.8 million increase in labor costs as a result of a 4.9% increase in average hourly rates and increased staffing, primarily in the nursing area, to respond to the increased mix of high-acuity patients, a $5.6 million increase due to implementation in August 2005 of a provider tax on skilled nursing facilities in California as a result of State Assembly Bill 1629, and a $7.7 million increase in other expenses, such as supplies, food, taxes and licenses, insurance and utilities, due to increased purchasing costs.

The average daily number of patients increased 407 to 5,905 in 2005 from 5,498 in 2004. This increase was due to our acquisition of seven facilities as of December 31, 2004, partially offset by the divestiture of one facility, and the increase in the census at our existing facilities.

The $5.1 million increase in our assisted living facilities cost of services resulted from an increase in the average daily number of patients, primarily due to our acquisition of the Vintage Park group of facilities on December 31, 2004.

Cost of services in our ancillary services segment, prior to any intercompany eliminations, increased $21.7 million, or 49.0%, to $66.0 million, or 75.2% of revenue, in 2005 from $44.3 million, or 78.0% of revenue, in 2004. The increase in our ancillary services segment cost of services resulted from a $20.1 million, or 45.9%, increase in operating expenses related to our rehabilitation therapy services to $63.9 million, or 74.5% of revenue, in 2005 from $43.8 million, or 77.2% of revenue, in 2004, and a $1.6 million increase in operating expenses related to our hospice business. The increased operating expenses related to our rehabilitation therapy business were incurred to support the increased rehabilitation therapy services revenue resulting from the increased activity under rehabilitation therapy contracts discussed above. The increased operating expenses related to our hospice business resulted from the initiation of our hospice business in early 2005.

Rent Cost of Sales  Rent cost of sales increased by $1.9 million, or 24.5%, to $9.8 million in 2005 from $7.9 million in 2004, of which $1.3 million was related to rent expense associated with our Summerlin, Nevada facility acquired in late 2004 and $0.6 million was related to rent increases at two facilities in late 2004 and one facility in early 2005 upon renewal of expiring lease contracts.

General and Administrative Services Expenses.  Our general and administrative services expenses increased $18.7 million, or 74.1%, to $43.8 million, or 9.5% of revenue, in 2005 from $25.1 million, or 6.8% of revenue, in 2004. This increase was primarily related to the payment of cash bonuses in connection with the completion of the Transactions and non-cash stock-based compensation expense recognized in 2005. We expensed bonuses of $4.8 million in connection with the achievement of pre-established terms that were satisfied by the successful conclusion of the Transactions. We also incurred $9.8 million in non-cash stock-based compensation. This increase was due to a charge of $9.0 million for the value of restricted stock that became determinable upon the completion of the Transactions and $0.8 million expensed in 2005 prior to the completion of the Transactions, and was the remaining amortization of non-cash stock-based compensation recorded in 2004 that resulted from the vesting of restricted stock upon exceeding the minimum EBITDA trigger. The remaining $4.1 million increase in general and administrative expense in 2005 as compared to 2004 resulted from a $2.4 million increase in selling and administrative services in our therapy business unit to acquire and support new business relations and increased compensation and benefits of $1.3 million for additional regional long-term care overhead personnel to support our growth into new markets. The remainder of the increase is due to higher professional fees paid, primarily for information technology consulting.

Depreciation and Amortization.  Depreciation and amortization increased by $1.4 million, or 16.2%, to $10.0 million in 2005 from $8.6 million in 2004. This increase primarily resulted from increased depreciation in connection with our acquisition of the Vintage Park group of facilities on December 31, 2004 and increased capital expenditures that we made in 2005 in connection with our Express Recoverytm units.

Interest Expense, Net of Interest Income and Other.  Interest expense, net of interest income, increased by $5.1 million, or 23.6%, to $26.7 million in 2005 from $21.6 million in 2004, primarily due to an increase in the principal amount of outstanding debt, the net proceeds of which were used to fund a $108.6 million dividend paid to our stockholders in June 2005.

Write-off of Deferred Financing Costs.  Write-off of deferred financing costs increased by $8.7 million to $16.6 million in 2005 from $7.9 million in 2004, primarily due to the write-off of deferred financing costs that we had capitalized in connection with the repayment of our $110.0 million second lien senior secured term loan in December 2005 as part of the Transactions.

Forgiveness of Stockholder Loan.  The $2.5 million forgiveness of shareholder loan expense in 2005 represents the principal amount of a note issued to us in March 1998 by William Scott, a member of our board of directors, that we forgave in connection with the completion of the Transactions. There was no corresponding amount in 2004.

Gain on Sale of Assets.  The $1.0 million gain on the sale of assets in 2005 resulted from our sale of an owned 119 bed skilled nursing facility in Texas and a leased 230 bed assisted living facility in California.

Provision for (Benefit from) Income Taxes.  The benefit from income taxes from continuing operations was $13.0 million in 2005, due primarily to the approximately $25.2 million reversal of significantly all of the remaining valuation allowance previously provided, partially offset by non-cash stock-based compensation associated with restricted stock and prior year reorganization expenses of approximately $12.2 million. The provision for income taxes from continuing operations was $4.4 million in 2004, due primarily to the reversal of a portion of the valuation allowance attributable to the utilization of our net operating loss carryforwards in 2004 of $6.2 million, offset by charges for prior year reorganization expenses, dividends on our previously outstanding class A preferred shares and the provision for taxes on continuing operations, which combined to total approximately $10.6 million.

Discontinued Operations, Net of Tax.  Discontinued operations, net of tax increased by $11.9 million to $14.7 million in 2005, compared to $2.8 million in 2004. In March 2005, we sold our California based institutional pharmacy business to Kindred Pharmacy Services for approximately $31.5 million in cash, and used the proceeds of the sale to repay then outstanding indebtedness. The results of operations for these assets have been classified as discontinued operations and are not included in the results of operations for 2005 or 2004. The gain on the sale of the pharmacy business is included in 2005.

Cumulative Effect of Change in Accounting Principle.  In 2005, we recorded the cumulative effect of a change in accounting principle of $1.6 million, net of tax, as a result of our adoption of Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations.

EBITDA.  EBITDA increased by $6.5 million, or 12.6%, to $57.6 million in 2005 from $51.1 million in 2004. The $6.5 million increase was primarily related to the $91.5 million increase in revenues discussed above, offset by the $65.8 million increase in cost of services expenses discussed above, the $1.9 million increase in rent cost of sales discussed above, the $18.7 million increase in general and administrative services expenses discussed above and $1.4 million in net decreases in expense related to other items.

EBITDA for our long-term care services segment increased by $16.4 million, or 34.2%, to $64.3 million in 2005 from $47.9 million in 2004. The $16.4 million increase was primarily related to the $73.6 million increase in revenues in our long-term care services segment discussed above, offset by the $57.2 million increase in cost of services expenses in our long-term care services segment discussed above and an increase in rent cost of services of $3.9 million, primarily related to the increases in rent cost of sales discussed above. In addition, there was a $3.9 million gain on sale of assets in 2005.

EBITDA for our ancillary services segment increased by $6.8 million, or 85.5%, to $14.8 million in 2005 from $8.0 million in 2004. The $6.8 million increase was primarily related to the $18.0 million increase in revenues in our ancillary services segment discussed above, as well as a $12.9 million increase in intercompany revenues, primarily related to an increase in the volume of rehabilitation therapy services provided to our skilled nursing facilities, offset by the $21.7 million increase in cost of services expenses in our ancillary services segment discussed above and a $2.5 million increase in general and administrative services expenses.

Net Income.  Net income increased by $17.4 million, or 105.4%, to $33.9 million in 2005 from $16.5 million in 2004. The $17.4 million increase was related to the $6.5 million increase in EBITDA discussed above and the decrease in income tax expense of $17.4 million discussed above, offset by the $5.1 million increase in interest expense, net of interest income discussed above and the increase in depreciation and amortization of $1.4 million discussed above. The most material factor that contributed to the increase in net income was the decrease in income tax expense.

Quarterly Data

The following is a summary of our unaudited quarterly results from operations for the three months ended March 31, 2007 and the years ended December 31, 2006 and 2005.

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2007	2006	2006	2006	2006	2005	2005	2005	2005
	Successor	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor	Predecessor	Predecessor
	(In thousands, except share and per share data)

Consolidated Statement of Operations Data
Revenue	$144,655	$139,904	$135,396	$131,171	$125,186	$120,212	$122,206	$111,493	$108,936
Expenses:
Cost of services (exclusive of rent cost of sales and depreciation and amortization shown below)	107,213	102,500	101,695	98,430	92,311	89,391	91,307	83,491	83,039
Rent cost of sales	2,694	2,570	2,704	2,302	2,451	2,518	2,491	2,403	2,403
General and administrative	11,497	10,916	10,092	9,298	9,566	21,799	6,971	7,489	7,525
Depreciation and amortization	3,961	3,458	3,192	3,573	3,674	2,564	2,461	2,807	2,159

	125,365	119,444	117,683	113,603	108,002	116,272	103,230	96,190	95,126

Other income (expenses):
Interest expense	(12,092)	(11,754)	(11,693)	(11,612)	(11,227)	(8,592)	(7,914)	(5,760)	(5,363)
Interest income and other	327	314	254	242	386	411	176	211	151
Change in fair value of interest rate hedge	(33)	(26)	(227)	77	(21)	(29)	16	(217)	65
Equity in earnings of joint venture	540	509	502	511	381	425	449	516	397
Write-off of deferred financing costs	—	—	—	—	—	(5,605)	—	(11,021)	—
Forgiveness of stockholder loan	—	—	—	—	—	(2,540)	—	—	—
Reorganization expenses	—	—	—	—	—	(453)	(97)	(279)	(178)
Gain on sale of assets	—	—	—	—	—	980	—	—	—

Total other income (expenses), net	(11,258)	(10,957)	(11,164)	(10,782)	(10,481)	(15,403)	(7,370)	(16,550)	(4,928)

Income (loss) before provision for (benefit from) income taxes, discontinued operations and cumulative effect of a change in accounting principle	8,032	9,503	6,549	6,786	6,703	(11,463)	11,606	(1,247)	8,882
Provision for (benefit from) income taxes	3,378	3,944	2,588	3,071	2,601	(6,644)	3,875	(2,904)	(7,375)

Income (loss) before discontinued operations and cumulative effect of a change in accounting principle	4,654	5,559	3,961	3,715	4,102	(4,819)	7,731	1,657	16,257
Discontinued operations, net of tax	—	—	—	—	—	(48)	(50)	2,269	12,569
Cumulative effect of a change in accounting principle, net of tax	—	—	—	—	—	(1,628)	—	—	—

Net income (loss)	4,654	5,559	3,961	3,715	4,102	(6,495)	7,681	3,926	28,826
Accretion on preferred stock	(4,772)	(4,781)	(4,684)	(4,540)	(4,401)	(242)	—	(243)	(259)

Net (loss) income attributable to common stockholders	$(118)	$778	$(723)	$(825)	$(299)	$(6,737)	$7,681	$3,683	$28,567

Net (loss) income per share data:
(Loss) income before discontinued operations and cumulative effect of a change in accounting principle per common share, basic	$(0.01)	$0.07	$(0.06)	$(0.07)	$(0.03)	$(4.23)	$6.12	$1.15	$13.05

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2007	2006	2006	2006	2006	2005	2005	2005	2005
	Successor	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor	Predecessor	Predecessor
	(In thousands, except share and per share data)

Discontinued operations per common share, basic	—	—	—	—	—	(0.04)	(0.04)	1.84	10.25
Cumulative effect of a change in accounting principle per common share, basic	—	—	—	—	—	(1.36)	—	—	—

Net (loss) income per common share, basic	$(0.01)	$0.07	$(0.06)	$(0.07)	$(0.03)	$(5.63)	$6.08	$2.99	$23.30

Net (loss) income before discontinued operations and cumulative effect of a change in accounting principle per common share, diluted	$(0.01)	$0.06	$(0.06)	$(0.07)	$(0.03)	$(4.23)	$5.92	$1.08	$12.22
Discontinued operations per common share, diluted	—	—	—	—	—	(0.04)	(0.04)	1.73	9.60
Cumulative effect of a change in accounting principle per common share, diluted	—		—	—	—	(1.36)	—	—	—

Net (loss) income per common share, diluted	$(0.01)	$0.06	$(0.06)	$(0.07)	$(0.03)	$(5.63)	$5.88	$2.81	$21.82

Weighted average common shares outstanding, basic	11,959,116	11,652,888	11,635,650	11,634,129	11,618,412	1,195,966	1,263,830	1,229,867	1,226,144
Weighted average common shares outstanding, diluted	11,959,116	12,002,718	11,635,650	11,634,129	11,618,412	1,195,966	1,306,745	1,308,666	1,309,354

Liquidity and Capital Resources

The following table presents selected data from our consolidated statement of cash flows:

	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(In thousands)

Net cash provided by operating activities	$2,653	$3,583	$34,415	$15,004	$48,358
Net cash used in investing activities	(50,101)	(37,405)	(74,376)	(223,785)	(45,230)
Net cash provided by (used in) financing activities	45,005	(664)	5,644	241,253	(1,132)
Net (decrease) increase in cash and equivalents	(2,443)	(34,486)	(34,317)	32,472	1,996
Cash and equivalents at beginning of period	2,821	37,138	37,138	4,666	2,670
Cash and equivalents at end of period	$378	$2,652	$2,821	$37,138	$4,666

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

Net cash provided by operations for the three months ended March 31, 2007, was $2.7 million compared to $3.6 million for the three months ended March 31, 2006, a decrease of $0.9 million. Of the decrease in net cash provided by operations, $1.2 million was due to a decrease in the net income before non-cash items to $8.1 million for the three months ended March 31, 2007 from $9.3 million for the three months ended March 31, 2006, which was offset by a $0.2 million decrease in cash used by the change in operating assets and liabilities to a $5.5 million use of cash for the three months ended March 31, 2007 from a $5.7 million use of cash for the three months ended March 31, 2006. Daily Sales Outstanding, or DSO, increased by 6 to 54 for the three months ended March 31, 2007 from 48 in the three months ended March 31, 2006.

The $0.2 million increase in cash used by the change in operating assets and liabilities consisted primarily of the following:

•	a $17.6 million decrease in cash from the change in accounts payable and accrued liabilities, to a $12.6 million use of cash in the three months ended March 31, 2007 from a $5.0 million provision of cash in the three months ended March 31, 2006, due to a reclassification of $11.1 million from accrued income tax contingencies to other long-term liabilities as a result of our adoption of the provisions of FIN No. 48, with the remaining $6.5 million due to timing of payments; and

•	a $1.3 million increase in the use of cash resulting from the change in other current assets to a use of cash of $0.8 million in the three months ended March 31, 2007 from a $0.5 million provision of cash in the three months ended March 31, 2006;

offset by:

•	an $11.1 million increase in cash from the change in other long-term liabilities, to an $11.2 million provision of cash in the three months ended March 31, 2007 from $0.1 million provision of cash in the three months ended March 31, 2006, due to the reclassification of $11.1 million from accrued income tax contingencies to other long-term liabilities as a result of our adoption of the provisions of FIN No. 48; and

•	a $8.4 million decrease in the use of cash resulting from the change in accounts receivable to a $3.3 million use of cash in the three months ended March 31, 2007 from an $11.7 million use of cash in the three months ended March 31, 2006; the use of cash of $11.7 million in the three months ended March 31, 2006 was primarily related to the March 1, 2006 acquisition of three healthcare facilities in Missouri, with no corresponding acquisition in cash in the three months ended March 31, 2007.

Investing activities used $50.1 million in the three months ended March 31, 2007 compared to $37.4 million in the three months ended March 31, 2006. The primary use of funds in the three months ended March 31, 2007 was $30.0 million placed in escrow to fund the April 1, 2007 purchase of three facilities in Missouri, $4.3 million to purchase the land, building, and related improvements of one of our leased skilled nursing facilities in California, as well as $6.4 million in capital expenditures, including $1.9 million of capital expenditures for developments, primarily associated with our Express Recoverytm units. Additionally, $6.3 million was used to pay our former stockholders for amounts paid to the Internal Revenue Service in excess of the 2006 tax amounts on our tax return for the period ended December 27, 2005 and $1.0 million was used to fund an escrow account for the satisfaction of certain tax liabilities that arose prior to the date of the Transactions. The primary use of funds in the three months ended March 31, 2006 was $31.3 million to purchase three facilities in Missouri and the leasehold of one facility in Las Vegas, Nevada, as well as $3.1 million in capital expenditures, including capital expenditures for the development of our Express Recoverytm units.

Net cash provided by financing activities in the three months ended March 31, 2007 totaled $45.0 million compared to net cash used in financing activities of $0.7 million in the three months ended March 31, 2006. The cash provided by financing activities in the three months ended March 31, 2007 consisted of $46.5 million in net borrowings under the line of credit, offset by $0.7 million in repayments of long-term debt and $0.8 million of additions to deferred financing fees. Cash used in the three months ended March 31, 2006 consisted primarily of repayments of long-term debt of $0.7 million, partially offset by $0.1 million provided by the issuance of stock.

Years Ended December 31, 2006 and 2005

Net cash provided by operations in 2006 was $34.4 million compared to $15.0 million in 2005, an increase of $19.4 million. The increase in net cash provided by operations resulted from a $0.7 million increase in income before non-cash items to $33.6 million in 2006 from $34.3 million in 2005, a $19.1 million decrease in cash used by the change in operating assets and liabilities to a $0.8 million provision of cash in 2006 from a $18.3 million use of cash in 2005, and a $1.0 million decrease in reorganization costs that did not recur in 2006.

The $19.1 million decrease in cash used by the change in operating assets and liabilities consisted primarily of the following:

•	$24.9 million was due to a decrease in cash used by the change in other current assets, primarily prepaids and income taxes receivable, to a $12.3 million provision of cash in 2006 from a $12.6 million use of cash in 2005 primarily due to the offset of a $9.4 million income tax receivable from 2005 against tax payments in 2006 as well lower prepaids in 2006 compared to 2005 primarily due to timing of payments; and

•	$3.6 million decrease in cash provided by the change in insurance liability risks to a $1.6 million provision of cash in 2006 from a $5.2 million provision of cash in 2005.

Investing activities used $74.4 million in 2006 compared to $223.8 million in 2005. The primary use of funds in 2006 was $43.0 million to purchase a total of four facilities in Missouri and the leasehold of one facility in Las Vegas, Nevada, as well as $22.3 million in capital expenditures, including $11.2 million of capital expenditures for developments, primarily associated with our Express Recoverytm units. The primary use of funds in 2005 was $253.4 million in cash distributed related to the Transactions and capital expenditures for property and equipment of $11.2 million, of which $2.5 million of capital expenditures were primarily associated with our Express Recoverytm units. Partially offsetting these uses of funds in 2005 were $41.1 million in cash proceeds related to the sale of our California Pharmacy business, as well as an assisted living facility in California and a skilled nursing facility in Texas.

Net cash provided by financing activities in 2006 was $5.6 million compared to $241.3 million in 2005. In 2006, net cash provided by financing activities reflected our borrowing of $8.5 million under the revolving credit facility that is part of our first lien credit agreement, partially offset by $2.9 million of required principal payments we made to reduce debt. Net cash provided by financing activities in 2005 totaled $241.3 million, consisting of $533.3 million in sources of cash and $292.0 million in uses of cash.

Sources of cash consisted of the following:

•	$211.3 million of equity investments made in us associated with the Transactions;

•	$123.1 million received from a refinancing of debt in July 2005;

•	$198.7 million received from the issuance of our 11% senior subordinated notes in December, 2005;

•	$0.1 million received from the exercise of stock options and warrants; and

•	$0.1 million in proceeds received from the sale of an interest rate hedge.

Uses of cash consisted of the following:

•	$110.0 million to fully pay-off our second lien term loan;

•	$108.6 million to pay a special dividend to our stockholders;

•	$28.3 million incurred in deferred financing costs, purchase of an interest rate hedge and early termination fees associated with our new debt issuances;

•	$15.7 million to fully redeem our class A preferred stock in accordance with our new senior debt structure;

•	$15.0 million to reduce the outstanding balance under our revolver; and

•	$14.4 million in repayments on long-term debt and capital leases.

Years Ended December 31, 2005 and 2004

Net cash provided by operations for 2005 was $15.0 million compared to $48.4 million in 2004, a decrease of $33.4 million. Of the decrease in net cash provided by operations, $4.8 million was due to a decrease in the net income before non-cash items to $34.3 million in 2005 from $39.1 million in 2004 and $29.4 million was due to an increase in cash used by the change in operating assets and liabilities to a

$18.3 million use of cash in 2005 from a $11.1 million provision of cash in 2004. Offsetting these items was a decrease of $0.8 million in cash paid for reorganization costs to $1.0 million in 2005 compared to $1.8 million in 2004.

The $29.4 million increase in cash used by the change in operating assets and liabilities consisted primarily of the following:

•	$21.1 million was due to an increase in accounts receivable, net, to a $28.2 million use of cash in 2005 from a $7.1 million use of cash in 2004, primarily due to increases in accounts receivable in 2005 related to the $5.8 million of retroactive cost of living revenue adjustments under California State Assembly Bill 1629, increases in our Hallmark rehabilitation business and the acquisition of the Vintage Park group of facilities and the Summerlin, Nevada facility, and

•	$10.7 million was due to an increase in cash used by the change in other current assets, primarily prepaids and income taxes receivable, to a $12.6 million use of cash in 2005 from a $1.9 million use of cash in 2004, and

•	$6.1 million was due to a decrease in cash provided by insurance liability risks to $5.2 million in 2005 from $11.3 million in 2004 , primarily related to the timing difference between when amounts are accrued and subsequent claims payments associated with those accruals, offset by an

•	$8.2 million increase in cash provided by the increase in accounts payable and accrued liabilities to a $13.9 million provision of cash in 2005 from a $5.7 million provision of cash in 2004.

Net cash used in investing activities in 2005 was $223.8 million compared to $45.2 million in 2004. The primary use of funds in 2005 was $253.4 million to purchase the then outstanding equity interests of our former stockholders as well as $11.2 million in capital expenditures (including $2.5 million of capital expenditures for the development of twelve Express Recoverytm units) somewhat offset by the gross proceeds of $41.1 million associated with the sale of our two California-based institutional pharmacies as well as two other long-term care facilities. Net cash used in investing activities in 2004 was $45.2 million primarily associated with routine capital expenditures for property and equipment of $8.2 million, of which $1.1 million of capital expenditures were primarily associated with our development of nine Express Recoverytm units. The primary use of funds in 2004 was associated with our purchase of the Vintage Park group of assets for $42.7 million in total consideration.

Net cash provided by financing activities in 2005 totaled $241.3 million, consisting of $533.3 million in sources of cash and $292.0 million in uses of cash.

Sources of cash consisted of the following:

•	$211.3 million of equity investments made in us associated with the Transactions;

•	$123.1 million received from a refinancing of debt in July 2005;

•	$198.7 million received from the issuance of our 11% senior subordinated notes in December, 2005;

•	$0.1 million received from the exercise of stock options and warrants; and

•	$0.1 million in proceeds received from the sale of an interest rate hedge.

Uses of cash consisted of the following:

•	$110.0 million to fully pay-off our second lien term loan;

•	$108.6 million to pay a special dividend to our stockholders;

•	$28.3 million incurred in deferred financing costs, purchase of an interest rate hedge and early termination fees associated with our new debt issuances;

•	$15.7 million to fully redeem our class A preferred stock in accordance with our new senior debt structure;

•	$15.0 million to reduce the outstanding balance under our revolver; and

•	$14.4 million in repayments on long-term debt and capital leases.

Net cash used in financing activities in 2004 totaled $1.1 million, consisting of the following uses of cash, offset by the proceeds from the issuance of long-term debt of approximately $279.0 million and $1.4 million in proceeds from sale of interest rate hedge:

•	$228.9 million for repayments of our long-term debt due to the refinancing of our debt capital structure;

•	$23.3 million to reduce our term debt;

•	$15.0 million dividend payment made to our class A preferred stockholders; and

•	$14.3 million incurred in deferred financing costs, the purchase of an interest note hedge and fees paid for the early extinguishment of debt associated with our new debt issuance.

Cash flows from Discontinued Operations

Cash flows from discontinued operations are combined with cash flows from continuing operations within each cash flows statement category. In 2005 and 2004, cash flows from discontinued operations in operating activities were approximately $0.4 million and $4.4 million, respectively. There were no cash flows from discontinued operations in 2006. Cash flows related to discontinued operations used in investing activities were for additions to property and equipment and were less than $0.1 million in 2005 and 2004. There were no cash flows from financing activities related to discontinued operations in 2006, 2005 or 2004. Our future liquidity and capital resources are not expected to be materially affected by the absence of cash flows from discontinued operations because we expect these cash flows to be replaced by increased operating cash flows from our continuing operations. For example, net cash flows provided by operating activities for 2006 were $34.4 million, compared to $15.0 million for 2005.

Principal Debt Obligations

Historically, our primary sources of liquidity were cash flow generated by our operations and borrowings under our credit facilities, mezzanine loans, term loans and senior subordinated notes. Following the Transactions, our primary sources of liquidity have been our cash on hand, our cash flow from operations and availability under the revolving portion of our first lien secured credit facility, which is subject to our satisfaction of certain financial covenants therein. Following the Transactions, our primary liquidity requirements are for debt service on our first lien senior secured term loan and our 11% senior subordinated notes, capital expenditures and working capital.

We are significantly leveraged. As of March 31, 2007, we had $514.9 million in aggregate indebtedness outstanding, consisting of $198.9 million principal amount of 11% senior subordinated notes (net of the original issue discount of $1.1 million), a $255.5 million first lien senior secured term loan that matures on June 15, 2012, $55.0 million principal amount under our $75.0 million revolving credit facility that matures on June 15, 2010, capital leases and other debt of approximately $5.5 million and $4.2 million in outstanding letters of credit against our revolving credit facility (leaving approximately $15.8 million of additional borrowing capacity under our revolver). For the three months ended March 31, 2007 and 2006, our interest expense, net of interest income, was $11.8 million and $10.8 million, respectively. For 2006, 2005 and 2004, our interest expense, net of interest income, was $45.1 million, $26.7 million and $21.6 million respectively. We are in compliance with our debt covenants as of March 31, 2007.

On December 27, 2005, concurrent with the consummation of the Transactions, we repaid in full our $110.0 million second lien senior secured term loan. We also amended and restated our first lien senior secured credit facility, to provide for up to $334.4 million of financing, consisting of a $259.4 million term loan with a maturity of June 15, 2012 and a $75.0 million revolving credit facility with a maturity of June 15, 2010. We amended this facility on January 31, 2007, reducing our interest rates for the term loan and making other minor revisions, with no change to the amount of the financing available under the facility. The revolving credit facility also includes a subfacility for letters of credit and a swing line subfacility. The full amount of the loans under the revolving credit facility are due on the maturity date of the revolving credit facility. Amounts borrowed under the term loan are due in quarterly installments of $0.7 million at the end of each calendar quarter with the remaining principal amount due on the maturity date for the term loan.

The term loans revolving under the first lien senior secured credit facility bear interest on the outstanding unpaid principal amount at a rate equal to an applicable margin (as described below) plus, at our option, either

•	a base rate determined by reference to the higher of the prime rate announced by Credit Suisse and the federal funds rate plus one-half of 1.0%; or

•	a reserve adjusted Eurodollar rate.

Prior to January 31, 2007, for term loans the applicable margin was 1.75% for base rate loans and 2.75% for Eurodollar rate loans. For revolving loans the applicable margin ranges from 1.00% to 1.75% for base rate loans and 2.00% to 2.75% for Eurodollar loans, in each case based on our consolidated leverage ratio. Loans under the swing line subfacility will bear interest at the rate applicable to base rate loans under the revolving credit facility. For the first three months of 2007, the average interest rate applicable to term loans and Eurodollar rate loans was 9.5% and 7.8%, respectively. For 2006, the average interest rate applicable to term loans and Eurodollar rate term loans was 9.9% and 7.9%, respectively. For the first three months of 2007, the average interest rate applicable to revolving loans was 8.7%. For 2006, the average interest rate applicable to revolving loans was 9.6%. Effective January 31, 2007, the applicable margin for term loans is 1.25% for base rate loans and 2.25% for eurodollar rate loans. Our first term loan matures on June 15, 2012 and our revolving credit facility matures on June 15, 2010.

Immediately prior to the Transactions, we had outstanding:

•	our $259.4 million first lien senior secured term loan and a $50.0 million unused first lien senior secured revolving credit facility that matured on June 15, 2010;

•	a $110.0 million second lien senior secured term loan; and

•	capital leases and other debt of approximately $5.9 million.

On June 15, 2005, we entered into an amendment to our existing first lien senior secured credit facility and our second lien senior secured credit facility to increase the term loan and revolving loan portions of those facilities to $259.4 million and $110.0 million, respectively.

On July 22, 2004, we entered into our first lien senior secured credit facility and our second lien senior secured credit facility. The first lien senior secured credit facility initially provided for a senior secured term loan of $140.0 million and a revolving credit facility of $35.0 million. We did not draw down any amounts under the revolving credit facility. The second lien senior secured credit facility initially provided for a senior secured term loan of $100.0 million and an additional term loan of $30.0 million. We used the proceeds from these loans to pay all of the principal and accrued interest on our then outstanding debt that we had incurred upon emerging from bankruptcy.

Capital Expenditures

On March 1, 2006, we acquired three facilities that provide skilled nursing and residential care and are located in close proximity to one of our existing markets. We financed the $31.0 million purchase price with cash retained on our balance sheet following the completion of the Transactions. On June 16, 2006, we purchased a long-term leasehold interest in a skilled nursing facility in Las Vegas, Nevada for $2.7 million in cash. On December 15, 2006, we purchased a skilled nursing facility in Missouri for $8.5 million in cash. On February 1, 2007, we purchased the land, building and related improvements of one of our leased skilled nursing facilities in California for $4.3 million in cash. On April 1, 2007, we purchased the owned real property, tangible assets, intellectual property and related rights and licenses of three skilled nursing facilities located in Missouri for $30.1 million in cash, including $0.1 million in transaction expenses. We financed these transactions primarily through borrowings under our revolving credit facility.

We intend to invest in the maintenance and general upkeep of our facilities on an ongoing basis. We expect to spend on average per annum approximately $400 per licensed bed for each of our skilled nursing facilities and $400 per unit at each of our assisted living facilities. We also expect to perform renovations of our existing facilities every five to ten years to remain competitive. Combined, we expect that these activities will amount to between $8.0 million to $12.0 million in capital expenditures per annum on our existing facilities. We also expect to build additional Express Recoverytm units at a cost per location of between $400,000 and $600,000. We are in the process of developing an additional 12 Express Recoverytm units that will be completed in the next 12 months. Finally, we may also invest in expansions of our existing facilities and the acquisition or development of new facilities. We currently anticipate that we will incur capital expenditures in 2007 of approximately $41 million, comprised of $19.7 million for developments, $12.2 million for routine capital expenditures and $9.1 million to build out additional Express Recoverytm units. We currently anticipate that our future annual capital expenditures for the years 2008 through 2010 will be within a range of approximately $15 million to $20 million, primarily comprised of routine capital expenditures, including maintenance and upkeep of our existing facilities.

Liquidity

Based upon our current level of operations, we believe that cash generated from operations, cash on hand and borrowings available to us will be adequate to meet our anticipated debt service requirements, capital expenditures and working capital needs through December 31, 2007 and for the foreseeable future, unless we are unable to refinance our debt as it comes due or we determine to increase our anticipated capital expenditures for acquisitions or otherwise. Our $75.0 million revolving credit facility matures in 2010, our $259.4 million first lien term loan matures in 2012 and our $200 million 11% senior subordinated notes mature in 2014. It is likely that some portion of, or the entire total of, the amounts owed under each indebtedness will need to be refinanced upon maturity. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available under our senior secured credit facilities, or otherwise, to enable us to grow our business, service our indebtedness, including our first lien secured credit facilities and our 11% senior subordinated notes, or make anticipated capital expenditures. Both our first lien senior secured credit facility and the indenture governing our 11% senior subordinated notes contain covenants that restrict our ability to incur additional debt and, in the case of the 11% senior subordinated notes, issue preferred stock. For example, our senior secured credit facility contains covenants requiring minimum interest coverage ratios, maximum leverage ratios and maximum annual capital expenditures. These limitations may restrict our ability to make capital expenditures or service our existing debt, to the extent cash generated from operations is not sufficient for these purposes.

One element of our business strategy is to selectively pursue acquisitions and strategic alliances. Any acquisitions or strategic alliances may result in the incurrence of, or assumption by us, of additional indebtedness. We continually assess our capital needs and may seek additional financing, including debt or equity as considered necessary to fund capital expenditures and potential acquisitions or for other corporate purposes. Our future operating performance, ability to service or refinance our 11% senior subordinated notes and ability to service and extend or refinance our senior secured credit facilities will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Other Factors Affecting Liquidity and Capital Resources

Medical and Professional Malpractice and Workers’ Compensation Insurance.  In recent years, physicians, hospitals and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability or related legal theories. Many of these actions involve large claims and significant defense costs. To protect ourselves from the cost of these claims, we maintain professional liability and general liability as well as workers’ compensation insurance in amounts and with deductibles that we believe to be sufficient for our operations. Historically, unfavorable pricing and availability trends emerged in the professional liability and workers’ compensation insurance market and the insurance market in general that caused the cost of these liability coverages to generally increase dramatically. Many insurance underwriters became more selective in the insurance limits and types of coverage they would provide as a result of rising settlement costs and the significant failures of some nationally known insurance underwriters. As a result, we experienced substantial changes in our professional insurance program beginning in 2001. Specifically, we were required to assume substantial self-insured retentions for our professional liability claims. A self-insured retention is a minimum amount of damages and expenses (including legal fees) that we must pay for each claim. We use actuarial methods to estimate the value of the losses that may occur within this self-insured retention level and we are required under our workers’ compensation insurance agreements to post a letter of credit or set aside cash in trust funds to securitize the estimated losses that we will assume. Because of the high retention levels, we cannot predict with absolute certainty the actual amount of the losses we will assume and pay.

We estimate our professional liability and general liability reserve on a quarterly basis and our workers’ compensation reserve on a semi-annual basis, based upon actuarial analysis using the most recent trends of claims, settlements and other relevant data from our own and our industry’s loss history. Based upon this analysis, at March 31, 2007, we had reserved $36.5 million for known or unknown or potential uninsured professional liability and general liability and $11.0 million for workers’ compensation claims. We have estimated that we may incur approximately $16.0 million for professional and general liability claims and $3.2 million for workers’ compensation claims, for a total of approximately $19.2 million to be payable within twelve months, however there are no set payment schedules and we cannot assure you that the payment amount within the next twelve months will not be significantly larger. To the extent that subsequent claims information varies from loss estimates, the liabilities will be adjusted to reflect current loss data. There can be no assurance that in the future malpractice or workers’ compensation insurance will be available at a reasonable price or that we will not have to further increase our levels of self-insurance.

Inflation.  We derive a substantial portion of our revenue from the Medicare program. We also derive revenue from state Medicaid and similar reimbursement programs. Payments under these programs generally provide for reimbursement levels that are adjusted for inflation annually based upon the state’s fiscal year for the Medicaid programs and in each October for the Medicare program. However, we cannot assure you that these adjustments will continue in the future and, if received, will reflect the actual increase in our costs for providing healthcare services.

Labor and supply expenses make up a substantial portion of our cost of services. Those expenses can be subject to increase in periods of rising inflation and when labor shortages occur in the marketplace. To date, we have generally been able to implement cost control measures or obtain increases in reimbursement sufficient to offset increases in these expenses. We cannot assure you that we will be successful in offsetting future cost increases.

Seasonality.  Our business experiences a slight change in seasonal occupancy that is not material. In addition, revenue has typically increased in the fourth quarter of a year on a sequential basis due to annual increases in Medicare and Medicaid rates that typically have been implemented during that quarter.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements.

Contractual Obligations

The following table sets forth our contractual obligations, as of December 31, 2006 (in thousands):

		Less Than			More Than
	Total	1 Yr.	1-3 Yrs.	3-5 Yrs.	5 Yrs.

Senior subordinated notes	$365,000	$22,000	$44,000	$44,000	$255,000
Amended senior secured credit facility(2)	356,235	22,348	42,035	41,131	250,721
Capital lease obligations	4,214	367	2,766	436	645
Other long-term debt obligations	2,697	341	681	681	994
Operating lease obligations(1)	84,344	9,842	19,250	16,300	38,952

	$812,490	$54,898	$108,732	$102,548	$546,312

(1)	We lease some of our facilities under non-cancelable operating leases. The leases generally provide for our payment of property taxes, insurance and repairs, and have rent escalation clauses, principally based upon the Consumer Price Index or other fixed annual adjustments. The amounts shown reflect the future minimum rental payments under these leases.

(2)	As of March 31, 2007 we had $55.0 million outstanding under our revolving credit facility, an increase of $46.5 million from December 31, 2006.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, our operations are exposed to risks associated with fluctuations in interest rates. We routinely monitor our risks associated with fluctuations in interest rates and consider the use of derivative financial instruments to hedge these exposures. We do not enter into derivative financial instruments for trading or speculative purposes nor do we enter into energy or commodity contracts.

Interest Rate Risk

We are exposed to interest rate changes primarily as a result of our credit facility and long-term debt used to maintain liquidity and fund capital expenditures and operations. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to provide more predictability to our overall borrowing costs. To achieve our objectives, we borrow primarily at fixed rates, although we use our line of credit for short-term borrowing purposes. In accordance with the requirements under our first lien secured credit facility, we have entered into a three year interest rate cap agreement expiring in August 2008 for principle in the amount of $148.0 million. This provides us the right at any time during the contract period to exchange the 90 day LIBOR then in effect for a 6.0% capped rate. Additionally, we do not believe that the interest rate risk represented by our floating rate debt is material as of March 31, 2007 in relation to total assets of $881.6 million.

At March 31, 2007, we had $310.5 million of debt subject to variable rates of interest. A change of 1.0% in short-term interest rates would result in a change to our interest expense of $3.1 million annually. At March 31, 2007, we had $0.4 million of cash and equivalents that are affected by market rates of interest. A change of 1.0% in the rate of interest would result in a change to our interest income of less than $0.1 million annually.

Our interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts, weighted average interest rates, fair values and other terms required by year of expected maturity to evaluate the expected cash flows and sensitivity to interest rate changes (dollars in thousands).

								Fair
	2007	2008	2009	2010	2011	Thereafter	Total	Value

Fixed-rate debt(1)	$210	$224	$239	$255	$272	$200,904	$202,104	$222,104
Average interest rate	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%
Variable-rate debt	$2,600	$2,600	$2,600	$11,100	$2,600	$243,100	$264,600	$264,600
Average interest rate(2)	7.5%	7.1%	7.1%	7.2%	7.3%	7.3%

(1)	Excludes unamortized original issue discount of $1.2 million on our $200 million senior subordinated notes.

(2)	Based on a forward LIBOR rate estimate.

The table incorporates only those exposures that exist as of December 31, 2006, and does not consider those exposures or positions which could arise after that date. Moreover, because firm commitments are not presented in the table above, the information presented therein has limited predictive value. As a result, our interest rate fluctuations will depend on the exposures that arise during the period and interest rates.

BUSINESS

Overview

We are a provider of integrated long-term healthcare services through our skilled nursing facilities and rehabilitation therapy business. We also provide other related healthcare services, including assisted living care and hospice care. We focus on providing high-quality care to our patients, and we have a strong reputation for treating patients who require a high level of skilled nursing care and extensive rehabilitation therapy, whom we refer to as high-acuity patients. As of April 1, 2007 we owned or leased 64 skilled nursing facilities and 13 assisted living facilities, together comprising approximately 8,900 licensed beds. We currently own approximately 75% of our facilities, which are located in California, Texas, Kansas, Missouri and Nevada and are generally clustered in large urban or suburban markets. For the first three months ended March 31, 2007 and the year ended December 31, 2006, our skilled nursing facilities, including our integrated rehabilitation therapy services at these facilities, generated approximately 84.4% and 85.5%, respectively, of our revenue, with the remainder generated by our other related healthcare services.

In the first three months of 2007 and the year ended December 31, 2006, our revenue was $144.7 million and $531.7 million, respectively. To increase our revenue we focus on improving our skilled mix, which is the percentage of our patient population that is eligible to receive Medicare and managed care reimbursements. Medicare and managed care payors typically provide higher reimbursement than other payors because patients in these programs typically require a greater level of care and service. We have increased our skilled mix from 20.6% for 2004 to 25.3% for the first three months of 2007. Our high skilled mix also results in a high quality mix, which is our percentage of non-Medicaid revenue. We have increased our quality mix from 61.4% for 2004 to 70.5% for the first three months of 2007. For the first three months of 2007, our net income was $4.7 million, our EBITDA was $23.8 million and our Adjusted EBITDA was $23.8 million. In 2006, our net income was $17.3 million, our EBITDA was $88.5 million and our Adjusted EBITDA was $88.7 million. We define EBITDA and Adjusted EBITDA, provide a reconciliation of EBITDA and Adjusted EBITDA to net income (the most directly comparable financial measure presented in accordance with generally accepted accounting principles), and discuss our uses of, and the limitations associated with the use of, EBITDA and Adjusted EBITDA in footnote 1 to “Selected Historical Consolidated Financial Data.”

Industry and Market Opportunity

We operate in the approximately $120 billion United States nursing home market through the operation of our skilled nursing and assisted living facilities. The nursing home market is highly fragmented and, according to the American Health Care Association, comprises approximately 16,000 facilities with approximately 1.7 million licensed beds as of December 2006. As of December 31, 2005, the five largest long-term healthcare companies combined controlled approximately 10% of these facilities. We believe the key underlying trends within the industry are favorable, as described below.

•	Demand driven by aging population and increased life expectancies. We believe that demand for long-term healthcare services will continue to grow due to an aging population and increased life expectancies. According to the U.S. Census Bureau, the number of Americans aged 65 or older is expected to increase from approximately 37 million in 2005 to approximately 40 million in 2010 and approximately 47 million in 2015, representing average annual growth from 2005 of 1.9% and 2.5%, respectively. The number of Americans aged 85 and over is forecasted to more than double from 4.2 million in 2000 to 9.6 million by 2030.

•	Shift of patient care to lower cost alternatives. We expect that the growth of the elderly population in the United States will continue to cause healthcare costs to increase at a faster rate than the available funding from government-sponsored healthcare programs. In response, the federal government has adopted cost containment measures that encourage the treatment of patients in more cost effective settings such as skilled nursing facilities, for which the staffing requirements and associated costs are often significantly lower than at short or long-term acute-care hospitals, in-patient rehabilitation facilities or other post-acute care settings. Recent regulatory changes have created incentives for these facilities to minimize patient lengths of stay and placed limits on the type of patient that can be admitted to these facilities, thereby increasing the demand for skilled nursing care. At the same time, the government has increased Medicare funding to skilled nursing facilities for the treatment of high-acuity patients to a level at which we believe these providers can deliver effective clinical outcomes. As a result, we believe that many high-acuity patients that would have been previously treated in these facilities are increasingly being cared for in skilled nursing facilities.

•	Supply/Demand imbalance. According to the AARP Public Policy Institute, the 65 or older population in California and Texas is expected to grow from 2002 to 2020 by 79.5% and 74.6%, respectively, compared to the national average growth of 58.4% over this same period. We expect that this growth in the elderly population will result in increased demand for services provided by long-term healthcare facilities in the United States, including skilled nursing facilities, assisted living facilities and in-patient rehabilitation facilities. Despite potential growth in demand for long-term healthcare services, there has been a decline in the number of nursing facility beds. According to the American Health Care Association, the total number of nursing facility beds in the United States has declined from approximately 1.8 million in December 2001 to approximately 1.7 million in December 2006, we believe in part due to the migration of lower-acuity patients to alternative sources of long-term care. This supply/demand imbalance is also highlighted in our key states, with the number of nursing facility beds in California declining from 2001 to 2006 by 5.9% and remaining relatively flat in Texas over such period.

•	Medicare reimbursement. Medicare is a federal program and provides certain healthcare benefits to beneficiaries who are 65 years of age or older, blind, disabled or qualify for the End Stage Renal Disease Program. Since 1999, Medicare has reimbursed our skilled nursing facilities at a predetermined rate, based on the anticipated costs of treating patients. Under this system, reimbursement rates are determined by classifying each patient into a resource utilization group, or RUG, category that is based upon each patient’s acuity level. Between 1999 and 2003, Congress enacted a series of temporary supplemental payments and adjustments to respond to financial pressures placed on the nursing home industry. Effective January 1, 2006, the last of the previously established temporary payments applicable to our patient population expired. At that time, the Center for Medicare and Medicaid Services increased the number of RUG categories from 44 to 53 and refined the reimbursement rates for the existing RUG categories in order to better align the respective payments with patient acuity levels. These nine new RUG categories generally apply to higher acuity patients and the higher reimbursement rates for those RUGs have been adopted to better account for the higher costs of those patients. As part of a market basket adjustment implemented for increased cost of living, Medicare payments to skilled nursing facilities increased by an average of 3.1% for 2006 and will also increase by an average of 3.1% for 2007.

On April 30, 2007 CMS issued a proposed rule that would update 2008 per diem payment rates for skilled nursing facilities by 3.3%, and revise and rebase the skilled nursing facility market basket. The proposed rule would increase aggregate payments to skilled nursing facilities nationwide by approximately $690 million.

While CMS has proposed a market basket increase of 3.3 percent in its proposed rule, the president’s budget recommendation includes a proposal for zero percent update to the skilled nursing facility market basket. To become effective, the proposed rule would require legislation enacted by Congress.

On February 8, 2006, the president signed into law the Deficit Reduction Act of 2005, or DRA, which contained provisions that are expected to reduce net Medicare and Medicaid payments to skilled nursing facilities by $100.0 million over five years (federal fiscal years 2006 through 2010). Under previously enacted federal law, caps on annual reimbursement for rehabilitation therapy became effective on January 1, 2006. The DRA provides for exceptions to those caps for patients with certain conditions or multiple complexities whose therapy is reimbursed under Medicare Part B and provided through the end of 2006. The Tax Relief and Health Care Act of 2006 extended the exceptions through the end of 2007. The majority of the residents in our skilled nursing facilities and patients served by our rehabilitation therapy programs whose therapy is reimbursed under Medicare Part B have qualified for these exceptions to these reimbursement caps. Unless further extended, these exceptions will expire on December 31, 2007.

In addition, on February 5, 2007, the Bush Administration released its fiscal year 2008 budget proposal, which would reduce Medicare spending by $5.3 billion in fiscal year 2008 and $75.9 billion over five years. The budget would freeze payments in fiscal year 2008 to skilled nursing facilities and reduce payment updates for hospice services. The president also proposes to eliminate bad debt reimbursement for unpaid beneficiary cost sharing over four years for all providers, including skilled nursing facilities. Medicare currently pays 70% of unpaid beneficiary co-payments and deductibles to skilled nursing facilities. Of these proposals, $4.3 billion for 2008 and $65.6 billion over five years would require legislation to be implemented. For a more detailed description of these proposed provisions, see “ — Sources of Reimbursement.”

•	Medicaid reimbursement. Medicaid is a state-administered medical assistance program for the indigent, operated by individual states with the financial participation of the federal government. All states in which we operate cover long-term care services for individuals who are Medicaid eligible and qualify for institutional care. Medicaid reimbursement rates are generally lower than reimbursement provided by Medicare. Rapidly increasing Medicaid spending, combined with slower state revenue growth, has led many states to institute measures aimed at controlling spending growth. Given that Medicaid outlays are a significant component of state budgets, we expect continuing cost containment pressures on Medicaid outlays for skilled nursing facilities in the states in which we operate. The president’s budget for fiscal year 2008 includes proposals to cut a total of $25.7 billion in federal financial participation in Medicaid over the next five years. If this proposal is adopted, states which previously received higher federal matching payments would have less funding available, in which case Medicaid rates in these states may be reduced to levels that are below our operating costs. In addition, the DRA limited the circumstances under which an individual may become financially eligible for nursing home services under Medicaid. While Medicaid spending varies by state, we believe the states in which we operate generally provide a favorable operating environment.

•	The U.S. Department of Health and Human Services has established a Medicaid advisory commission charged with recommending ways in which Congress can restructure the program. The commission issued its report on December 29, 2006. The commission’s report included several recommendations that involved giving states greater discretion in the determination of eligibility, formulation of benefit packages, financing, and tying payment for services to quality measures. The commission also recommended expanding home and community-based care for seniors and the disabled.

•	Tort reform. In response to the growing cost of medical malpractice claims, many states, including California and Texas, have implemented tort reform measures capping non-economic damages in many cases and limiting certain punitive damages. These caps both limit exposure to claims and serve to expedite resolution of claims.

Our Competitive Strengths

We believe the following strengths serve as a foundation for our strategy:

•	High-quality patient care and integrated service offerings. Through our dedicated and well-trained employees, attractive facility environment and broad service offering, we believe that we provide high-quality, cost-effective care to our patients. We believe that our integrated skilled nursing care and rehabilitation therapy service offerings are particularly attractive to high-acuity patients. These patients require more intensive and medically complex care, which typically results in higher reimbursement rates. We enhanced our position as a select provider to high-acuity patients by introducing our Express Recoverytm program, which uses a dedicated unit within a skilled nursing facility to deliver a comprehensive rehabilitation regime to high-acuity patients. We have increased our skilled mix from 20.6% for 2004 to 25.3% for the first three months of 2007.

•	Strong reputation in local markets. We believe we have a strong reputation for high-quality care and successful clinical outcomes in our local markets. We believe this reputation has enabled us to build strong relationships with managed care payors, as well as referral sources such as hospitals and specialty physicians that frequently refer high-acuity patients to us.

•	Concentrated network in attractive markets. Approximately 67% of our skilled nursing facilities are located in urban or suburban markets. These markets are typically more heavily penetrated by specialty physicians, large medical centers and managed care payors, which are all key sources of referrals for high-acuity patients. Many of our facilities are located in close proximity to large medical centers and specialty physician groups, allowing us to develop relationships with these key referral sources and increase the number of high-acuity patients referred to us. We believe that managed care payors typically prefer a regional network of facilities such as ours because they prefer to contract with a limited number of providers. In addition, our clustered facility locations have enabled us to achieve lower operating costs through the flexible sharing of therapists and nurses among facilities, reduced third-party contract labor and the placement of experienced managers in close proximity to our facilities.

•	Successful integration of acquisitions. Between August 1, 2003 and April 1, 2007, we have acquired or entered into long-term leases for 30 skilled nursing and assisted living facilities across four states. Immediately following the closing of an acquisition, we transition the acquired facilities to the same management platform we use to support our existing facilities, which includes centralized business services as well as common information systems, processes and standard operating procedures, including risk management. We have successfully integrated these facilities and have experienced average facility level margin improvement of 2.6% and an increase in skilled mix of 2.4% for the 22 of these facilities acquired before 2006 as measured by the first three full months immediately following each acquisition relative to the comparative period one year later.

•	Significant facility ownership. As of April 1, 2007, we owned approximately 75% of our facilities. Ownership provides us with greater operating and financial flexibility than leasing because it provides longer term control over facility operations, mitigates our exposure to increasing rent expense and allows us to respond more quickly and efficiently to changes in market demand through facility renovations and modifications.

•	Strong and experienced management team. Our senior management team has an average of more than 23 years of healthcare industry experience and has made significant financial and operating improvements to our business since joining us in 2002. By establishing our focus on key performance metrics and creating a culture of accountability across all of our facilities, our senior management team has developed a framework for monitoring and improving quality of care and profitability. Our senior management team has been the motivating force in the development of innovative programs to attract high-acuity patients, such as our Express Recoverytm program.

Our Strategy

The primary elements of our business strategy are to:

•	Focus on high-acuity patients. We focus on attracting high-acuity patients, for whom we are reimbursed at higher rates. We believe that we can continue to leverage our integrated service offering and our reputation for providing high-quality care to expand our referral network and increase the number of high-acuity patients referred to us. In addition, we intend to introduce our Express Recoverytm program in more of our facilities and to develop other innovative programs to better serve high-acuity patients. As of March 31, 2007, we have 24 Express Recoverytm units at our facilities.

•	Expand our rehabilitation and other related healthcare businesses. We intend to continue to grow our rehabilitation therapy and hospice care businesses by expanding their use in both our own and in third-party facilities and by adding new third-party contracts. We have increased our third-party rehabilitation revenue 34.1%, to $16.9 million in the first three months of 2007 from $12.6 million in the first three months of 2006. We have increased our third party rehabilitation revenue 35.7% to 57.9 million for the year ended December 31, 2006 from $42.7 million for the year ended December 31, 2005. We believe that by continuing to grow these businesses and adding to our portfolio of related healthcare services, we will be able to capture a greater share of healthcare expenditures in our key markets.

•	Drive revenue growth organically and through acquisitions and development. We pursue organic revenue growth by expanding our referral network, increasing our service offerings to high-acuity patients and expanding our other related healthcare services offerings. We regularly evaluate strategic acquisitions and new development opportunities in attractive markets, particularly in the western region of the United States, that allow us to build relationships with additional referral sources, such as hospitals, specialty physicians and managed care organizations, or achieve operational efficiencies. For example, we currently are advancing plans to develop three skilled nursing facilities on or near the Baylor campus.

•	Monitor performance measures to increase operating efficiency. We focus on reducing operating costs by maximizing the efficient use of our labor resources and managing our insurance and professional and general liability and workers’ compensation expenses. We have had success with these initiatives in part by implementing systems to monitor closely key metrics that measure our performance in such areas as quality of care, occupancy, payor mix, labor utilization and turnover and insurance claims. We believe that by continuing to monitor our performance closely we will be able to reduce our use of outsourced services and our overtime compensation and proactively address potential sources of medical malpractice and workers’ compensation exposure, all of which would enable us to improve our operating results.

•	Attract and retain talented and qualified employees. We seek to hire and retain talented and qualified employees, including our administrative and management personnel. We also seek to leverage our employees’ capabilities through our culture, quality of care training and incentive programs in order to enhance our ability to provide quality clinical and rehabilitation services.

Recent Transactions and Development Activities

On April 1, 2007, we purchased the owned real property, tangible assets, intellectual property and related rights and licenses of three skilled nursing facilities located in Missouri for $30.1 million in cash, including $0.1 million in transaction expenses. We also assumed certain liabilities under related operating contracts. The transaction added approximately 426 beds and 24 unlicensed apartments to our operations. The acquisition was financed by draw downs of $30.1 million on our revolving credit facility.

In March of 2007 we completed construction on an assisted living facility in Ottawa, Kansas for a total cost of approximately $2.8 million. This facility added 47 beds to our operations.

On February 1, 2007, we purchased the land, building and related improvements of one of our leased skilled nursing facilities in California for $4.3 million in cash. Changing this leased facility into an owned facility resulted in no net change in the number of beds.

On December 15, 2006, we purchased a skilled nursing facility in Missouri for $8.5 million in cash; on June 16, 2006, we purchased a long-term leasehold interest in a skilled nursing facility in Las Vegas, Nevada for $2.7 million in cash and on March 1, 2006, we purchased two skilled nursing facilities and one skilled nursing and residential care facility in Missouri for $31.0 million in cash. These facilities added approximately 666 beds to our operations.

In December 2005, Onex, certain members of our management and Baylor Healthcare System, together the rollover investors, and other associates of Onex purchased our predecessor company in a merger for $645.7 million. Onex and the rollover investors funded the purchase price, related transaction costs and an increase of cash on our predecessor company’s balance sheet with equity contributions of approximately $222.9 million, the issuance and sale of $200.0 million principal amount of our 11% senior subordinated notes and the incurrence and assumption of $259.4 million in term loan debt. Immediately after the Transactions, Onex and its associates, on the one hand, and the rollover investors, on the other hand, held approximately 95% and 5%, respectively, of our predecessor company’s outstanding capital stock, not including restricted stock issued to management at the time of the Transactions.

We refer to the Onex merger, the equity contributions, the financings and use of proceeds therefrom and related transactions, collectively, as the “Transactions.” We describe the Transactions in greater detail under “Certain Relationships and Related Party Transactions — The Transactions.”

In February 2007, we effected the merger of our predecessor company, which was our wholly-owned subsidiary, with and into us. We were the surviving company in the merger and changed our name from SHG Holding Solutions, Inc. to Skilled Healthcare Group, Inc. As a result of this merger we assumed all of the rights and obligations of our predecessor company, including obligations under its 11% senior subordinated notes.

New Facilities Under Development

We are currently developing three skilled nursing facilities in the Dallas/Fort Worth greater metropolitan area. We expect the total costs for development to be between $38 million and $43 million and that all of the facilities will be completed by April 2009. Upon completion we expect these facilities to add in aggregate approximately 360 to 410 beds to our operations.

We are also developing an assisted living facility in the greater Kansas City area. We estimate that the costs for this project will be approximately $4.4 million. We expect this facility to be completed in September 2008 and to add approximately 40 to 50 new beds to our operations.

Operations

Our services focus primarily on the medical and physical issues facing elderly high-acuity patients and are provided through our skilled nursing facilities, assisted living facilities, integrated and third party rehabilitation therapy business and hospice.

We have two reportable operating segments — long-term care services, which includes the operation of skilled nursing and assisted living facilities and is the most significant portion of our business, and ancillary services — which includes our integrated and third party rehabilitation therapy and hospice businesses.

Long-Term Care Services Segment

Skilled Nursing Facilities

As of March 31, 2007, we provided skilled nursing care at 61 regionally clustered facilities, having 7,578 licensed beds, in California, Texas, Kansas, Missouri and Nevada. On April 1, 2007, we acquired three skilled nursing facilities in Missouri, increasing our total to 64 facilities with 7,986 licensed beds. We have developed programs for, and actively market our services to, high-acuity patients, who are typically admitted to our facilities as they recover from strokes, other neurological conditions, cardiovascular and respiratory ailments, single joint replacements and other muscular or skeletal disorders.

We use interdisciplinary teams of experienced medical professionals, including therapists, to provide services prescribed by physicians. These teams include registered nurses, licensed practical nurses, certified nursing assistants and other professionals who provide individualized comprehensive nursing care 24 hours a day. Many of our skilled nursing facilities are equipped to provide specialty care, such as chemotherapy, dialysis, enteral/parenteral nutrition, tracheotomy care, and ventilator care. We also provide standard services to each of our skilled nursing patients, including room and board, special nutritional programs, social services, recreational activities and related healthcare and other services.

In December 2004, we introduced our Express Recoverytm program, which uses a dedicated unit within a skilled nursing facility to deliver a comprehensive rehabilitation regimen to high-acuity patients. Each Express Recoverytm unit is staffed separately from the rest of the skilled nursing facility and can typically be entered without using the main facility entrance, permitting residents to bypass portions of the facility dedicated to the traditional nursing home patient. Each Express Recoverytm unit typically has 12 to 36 beds and provides skilled nursing care and rehabilitation therapy for patients recovering from conditions such as joint replacement surgery, and cardiac and respiratory ailments. Since introducing our Express Recoverytm program at several of our skilled nursing facilities, our skilled mix at these facilities has increased, resulting in higher reimbursement rates. As of March 31, 2007, we operated 24 Express Recoverytm units with 644 beds and plan to complete the development of 12 additional Express Recoverytm units with approximately 360 beds by the end of 2007.

Assisted Living Facilities

We complement our skilled nursing care business by providing assisted living services at 13 facilities with 913 licensed beds, as of March 31, 2007. Our assisted living facilities provide residential accommodations, activities, meals, security, housekeeping and assistance in the activities of daily living to seniors who are independent or who require some support, but not the level of nursing care provided in a skilled nursing facility.

Ancillary Services Segment

Rehabilitation Therapy Services

As of March 31, 2007, we provided physical, occupational and speech therapy services to each of our 61 skilled nursing facilities and to approximately 116 third-party facilities through our Hallmark Rehabilitation subsidiary. We provide rehabilitation therapy services at our skilled nursing facilities as part of an integrated service offering in connection with our skilled nursing care. We believe that an integrated approach to treating high-acuity patients enhances our ability to achieve successful patient outcomes and enables us to identify and treat patients who can benefit from our rehabilitation therapy services. We believe hospitals and physician groups refer high-acuity patients to our skilled nursing facilities because they recognize the value of an integrated approach to providing skilled nursing care and rehabilitation therapy services.

We believe that we have also established a strong reputation as a premium provider of rehabilitation therapy services to third-party skilled nursing operators in our local markets, with a recognized ability to provide these services to high-acuity patients. Our partnership approach to providing rehabilitation therapy services for third-party operators is in contrast to a low-cost strategy and emphasizes high-quality treatment and successful clinical outcomes. As of March 31, 2007, we employed approximately 1,082 full-time equivalent employees in our rehabilitation therapy business, primarily therapists.

Hospice Care

We provide hospice services in California and Texas through our Hospice Care of the West business. Hospice services focus on the physical, spiritual and psychosocial needs of both terminally ill individuals and their families and consist of palliative and clinical care, education and counseling. Our Hospice Care of the West business received licensure in California and Texas at the end of 2004.

Our Local Referral Network

As of March 31, 2007, our sales and marketing team of nine regionally-based professionals support our facility-based personnel who are responsible for marketing our high-acuity capabilities. These marketing efforts involve developing new referral relationships and managing existing relationships within our local network. Our facility-based personnel actively call on hospitals, hospital discharge planners, primary care physicians and various community organizations as well as specialty physicians, such as orthopedic surgeons, pulmonologists, neurologists and other medical specialties because these providers frequently treat patients that require comprehensive therapy or other medically complex services that we provide.

We also have established strategic alliances with medical centers in our local markets, including Baylor Health Care System in Dallas, Texas, St. Joseph’s Hospital in Orange County, California and White Memorial in Los Angeles, California. We believe that forming alliances with leading medical centers improves our ability to attract high-acuity patients to our facilities because we believe that an association with such a medical center typically enhances our reputation for providing high-quality care. As part of these alliances, the medical centers formally evaluate and provide input with respect to our quality of care. We believe these alliances provide us with significantly greater exposure to physicians and discharge staff at these medical centers, strengthening our relationships and reputation with these valuable referral sources. These medical centers may also seek to discharge their patients more rapidly into a facility where the patient will continue to receive high-quality care. As part of the affiliation, we typically commit to admit a contractually negotiated number of charity care patients from the hospital system into our skilled nursing facility and adopt coordinated quality assurance practices.

Payment Sources

We derive revenue primarily from the Medicare and Medicaid programs, managed care payors and from private pay patients. Medicaid typically covers patients that require standard room and board services and provides reimbursement rates that are generally lower than rates earned from other sources. We use our skilled mix as a measure of the quality of reimbursements we receive at our skilled nursing facilities over various periods. Skilled mix is the average daily number of Medicare and managed care patients we serve at our skilled nursing facilities divided by the average daily number of total patients we serve at our skilled nursing facilities. We monitor our quality mix, which is the percentage of non-Medicaid revenue from each of our businesses, to measure the level of more attractive reimbursements that we receive across each of our business units. We believe that our focus on attracting and providing integrated care for high-acuity patients has had a positive effect on our skilled mix and quality mix.

The following table sets forth our Medicare, managed care, private pay/other and Medicaid patient days for our skilled nursing facilities as a percentage of total patient days for our skilled nursing facilities and the level of skilled mix for our skilled nursing facilities:

	Percentage Skilled Nursing Patient Days
	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004

Medicare	19.5%	19.0%	18.0%	17.8%	16.8%
Managed care	5.8	5.4	5.5	4.6	3.8

Skilled mix	25.3	24.4	23.5	22.4	20.6
Private and other	16.2	16.2	16.6	16.2	14.0
Medicaid	58.5	59.4	59.9	61.4	65.4

Total	100%	100%	100%	100%	100%

The following table sets forth our Medicare, managed care and private pay and Medicaid sources of revenue by percentage of total revenue and the level of quality mix for our company:

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)

Medicare	38.2%	36.9%	36.0%	36.3%	35.8%
Managed care and private pay	32.3	31.3	32.0	30.2	25.6

Quality mix	70.5	68.2	68.0	66.5	61.4
Medicaid	29.5	31.8	32.0	33.5	38.6

Total	100%	100%	100%	100%	100%

Sources of Reimbursement

We receive a majority of our revenue from Medicare and Medicaid. The Medicare and Medicaid programs generated approximately 38.2% and 29.5%, respectively, of our revenue for the three months ended March 31, 2007 and 36.0% and 32.0%, respectively, of our revenue for 2006. Changes in the reimbursement rates or the system governing reimbursement for these programs directly affect our business. In addition, our rehabilitation therapy services, for which we typically receive payment from private payors, are significantly dependent on Medicare and Medicaid funding, as those private payors are often reimbursed by these programs. In recent years, federal and state governments have enacted changes to these programs in response to increasing healthcare costs and budgetary constraints See “Risk Factors — Reductions in Medicare reimbursement rates or changes in the rules governing the Medicare program could have a material adverse effect on our revenue, financial condition and results of operations.” Our ability to remain certified as a Medicare and Medicaid provider depends on our ability to comply with existing and newly enacted laws or new interpretations of existing laws related to these programs. See “ — Government Regulation.”

Medicare.  Medicare is a federal program and provides certain healthcare benefits to beneficiaries who are 65 years of age or older, blind, disabled or qualify for the End Stage Renal Disease Program. Medicare provides health insurance benefits in two primary parts:

•	Part A. Hospital insurance, which provides reimbursement for inpatient services for hospitals, skilled nursing facilities and certain other healthcare providers and patients requiring daily professional skilled nursing and other rehabilitative care. Coverage in a skilled nursing facility is limited for a period up to 100 days, if medically necessary, after the individual has qualified for Medicare coverage by a three-day hospital stay. Medicare pays for the first 20 days of stay in a skilled nursing facility in full and the next 80 days above a daily coinsurance amount. Covered services include supervised nursing care, room and board, social services, pharmaceuticals and supplies as well as physical, speech and occupational therapies and other necessary services provided by nursing facilities. Medicare Part A also covers hospice care.

•	Part B. Supplemental Medicare insurance, which requires the beneficiary to pay monthly premiums, covers physician services, limited drug coverage and other outpatient services, such as physical, occupational and speech therapy services, enteral nutrition, certain medical items and X-ray services received outside of a Part A covered inpatient stay.

To achieve and maintain Medicare certification, a healthcare provider must meet the Centers for Medicare and Medicaid Services, or CMS, “Conditions of Participation” on an ongoing basis, as determined in the facility survey conducted by the state in which such provider is located.

Medicare pays for inpatient nursing facility services under the Medicare prospective payment system, or PPS. The prospective payment for each beneficiary is based upon the acuity of care needed by the beneficiary. Acuity is determined by an assessment of the patient. Based on this assessment, the patient is assigned to one of the resource utilization grouping categories, or RUGs. Each RUG category corresponds to a fixed per diem rate of reimbursement. Under the PPS, the amount paid to the provider for an episode of care is not directly related to the provider’s charges or costs of providing that care. CMS adjusts Medicare rates for the RUGs on an annual basis usually on October 1 of each year, and may increase the RUG rates based upon an inflation factor referred to as the “market basket.” A market basket has been generated in each of the eight years since the Medicare PPS became effective in 1998, at an average annual rate of 3.0%. The market basket increase was 3.1% for 2006 and will also be 3.1% for 2007. Until 2006, our facilities received reimbursement for 100% of their Medicare bad debts. As of the beginning of 2006, Medicare reimbursement for skilled nursing facility bad debt was reduced to 70.0%, consistent with the rate paid to hospitals, except for the bad debt attributable to beneficiaries who are entitled to receive Medicare Part A and/or Part B and are eligible to receive some form of Medicaid benefit, referred to as dual-eligible beneficiaries. We do not anticipate a substantial impact from this legislation.

On August 4, 2005, CMS issued a final Medicare payment rule for skilled nursing facilities, that became effective on January 1, 2006. The final rule refined the existing RUG categories and added nine new RUG categories for skilled nursing facility residents who qualify for more extensive services. We believe these RUG changes more accurately pay skilled nursing facilities for the care of residents with medically complex conditions. Additionally, effective January 1, 2006, temporary add-on payments available in prior years expired. We cannot predict whether there will be additional refinement of RUG categories in the future, however CMS has announced that it is engaged in demonstration projects and data collection efforts for purposes of developing future refinements.

Beginning January 1, 2006, the Medicare Modernization Act of December 2003, or MMA, implemented a major expansion of the Medicare program through the introduction of a prescription drug benefit under new Medicare Part D. Medicare beneficiaries who elect Part D coverage and are dual eligible beneficiaries, are enrolled automatically in Part D and have their outpatient prescription drug costs covered by this new Medicare benefit, subject to certain limitations. Most of the nursing facility residents we serve whose drug costs are currently covered by state Medicaid programs are dual eligible beneficiaries. Accordingly, Medicaid is no longer a significant payor for the prescription pharmacy services provided to these residents. Medicaid will continue as a significant payor for over the counter medications. For more information please refer to “— Reimbursement for Institutional Pharmacy Services, Including Medical Supplies.”

Section 4541 of the Balanced Budget Act, or BBA, requires CMS to impose financial limitations or caps on outpatient physical, speech-language and occupational therapy services by all providers, other than hospital outpatient departments. The law requires a combined cap for physical therapy and speech-language pathology, and a separate cap for occupational therapy, reimbursed under Part B. Due to a series of moratoria enacted subsequent to the BBA, the caps were only in effect in 1999 and for a few months in 2003. With the expiration of the most recent moratorium, the caps were reinstated on January 1, 2006 at $1,740 for the physical therapy and speech therapy cap and $1,740 for the occupational therapy cap. Each of these caps increased to $1,780 effective January 1, 2007. CMS, as directed by DRA, established an outpatient therapy caps exception process that is effective retroactively to January 1, 2006 for services rendered through the end of 2006. Congress extended these exceptions through the end of 2007. The exception process allows for two types of exceptions to caps for medically necessary services: (1) automatic exceptions; and (2) manual exceptions. Certain diagnoses qualify for an automatic exception to the therapy caps if the condition or complexity has a direct and significant impact on the need for course of therapy being provided and the additional treatment is medically necessary. Manual exceptions require submission of a written request by the beneficiary or provider and medical review by the Medicare fiscal intermediary. If the patient does not have a condition that allows automatic exception, but is believed to require medically necessary services exceeding the caps, the skilled nursing facility may fax a letter requesting up to 15 treatment days of service beyond the cap. Unless further extended, these exceptions to the therapy caps will expire on December 31, 2007.

In addition, on February 5, 2007, the Bush Administration released its fiscal year 2008 budget proposal, which would reduce Medicare spending by $5.3 billion in fiscal year 2008 and $75.9 billion over five years. The budget would, among other things, freeze payments in fiscal year 2008 to skilled nursing facilities. Thereafter, the payment update for these providers would be market basket minus 0.65%. The budget also proposes to reduce payment updates for hospice services by 0.65% annually, beginning in 2008. To enhance the long-term financing of the Medicare program, the budget also proposes automatic reductions in provider updates if general revenue is projected to exceed 45.0% of total Medicare financing. Of these proposals, $4.3 billion for 2008 and $65.6 billion over five years would require legislation to be implemented. Nonetheless, Congress may yet consider these and other proposals in the future that would further restrict Medicare funding for skilled nursing facilities and other providers.

CMS’s annual update notice also discusses several initiatives, including plans to: (1) develop an integrated system of post-acute care payment, to make payments for similar services consistent regardless of where the service is delivered; (2) encourage the increased use of health information technology to improve both quality and efficiency in the delivery of post-acute care; (3) assist beneficiaries in their need to be better informed health care consumers by making information about health care pricing and quality accessible and understandable; and (4) accelerate the progress already being made in improving quality of life for nursing home residents. The president’s 2008 budget proposes to implement site-neutral post hospital payments to limit incentives for five conditions commonly treated in both skilled nursing facilities and impatient rehabilitation facilities. It is too early to assess the impact, if any, that these proposals would have on us.

On April 30, 2007 CMS issued a proposed rule that would update 2008 per diem payment rates for skilled nursing facilities by 3.3%, and revise and rebase the skilled nursing facility market basket. The proposed rule would increase aggregate payments to skilled nursing facilities nationwide by approximately $690 million.

While CMS has proposed a market basket increase of 3.3 percent in its proposed rule, the president’s budget recommendation includes a proposal for zero percent update to the skilled nursing facility market basket. To become effective, the proposed rule would require legislation enacted by Congress.

Medicaid.  Medicaid is a state-administered program financed by state funds and matching federal funds, providing health insurance coverage for certain persons in financial need, regardless of age, and that may supplement Medicare benefits for financially needy persons aged 65 and older.

Under Medicaid, most state expenditures for medical assistance are matched by the federal government. The federal medical assistance percentage, which is the percentage of Medicaid expenses paid by the federal government, will range from 50% to 76%, depending on the state in which the program is administered, for fiscal year 2007. For federal fiscal year 2007 in the states in which we currently operate, between 50% and 62% of Medicaid funds will be provided by the federal government. The president’s 2008 budget proposal would limit federal matching to 50%. If this proposal is adopted, states which previously received higher federal matching payments would have less funding available, in which case Medicaid rates in these states may be reduced to levels that are below our operating costs.

To generate funds to pay for the increasing costs of the Medicaid program, many states utilize financial arrangements such as provider taxes. Under the provider tax arrangements, states collect taxes from health care providers and then return the revenue to hospitals as a Medicaid expenditure, whereby states can then claim additional federal matching funds.

To curb these types of Medicaid funding arrangements by the states, Congress placed restrictions on states’ use of provider tax and donation programs as a source of state matching funds. Under the Medicaid Voluntary Contribution and Provider-Specific Tax Amendments of 1991 the federal matching funds available to a state were reduced by the total amount of health care related taxes that the state imposed, unless certain requirements are met. The federal matching funds are not reduced if the state taxes are broad-based and not applied specifically to Medicaid reimbursed services, and providers are at risk for the amount of tax assessed and not guaranteed to receive reimbursement for the tax assessed through the applicable state Medicaid program.

Under current law, taxes imposed on providers may not exceed 6.0% of total revenue and must be applied uniformly across all health care providers in the same class. Beginning January 1, 2008 through September 30, 2011 that maximum will be reduced to 5.5%. At this time we cannot estimate what effect, if any, the reduction will have on our operations.

The Deficit Reduction Act of 2005, or DRA, limits the ability of individuals to become eligible for Medicaid by increasing from three years to five years the time period, known as the “look back period,” in which the transfer of assets by an individual for less than fair market value will render the individual ineligible for Medicaid benefits for nursing home care. Under the DRA, a person that transferred assets for less than fair market value during the look-back period will be ineligible for Medicaid for so long as they would have been able to fund their cost of care absent the transfer or until the transfer would no longer have been made during the look-back period. This period is referred to as the penalty period. The DRA also changes the calculation for determining when the penalty period begins and prohibits states from ignoring small asset transfers and certain other asset transfer mechanisms. Medicaid reimbursement formulas are established by each state with the approval of the federal government in accordance with federal guidelines.

The Medicaid program generally permits states to develop their own standards for the establishment of rates and varies in certain respects from state to state. The law requires each state to use a public process for establishing proposed rates whereby the methodology and justification of rates used are available for public review and comment. The states in which we operate currently use cost-based or price-based reimbursement systems. Under cost-based reimbursement systems, the facility is reimbursed for the reasonable direct and indirect allowable costs it incurred in a base year in providing routine resident care services as defined by the program. The reimbursements received under a cost-based reimbursement system are updated each year for inflation. In certain states, efficiency incentives are provided and facilities may be subject to cost ceilings. Reasonable costs normally include certain allowances for administrative and general costs, as well as the cost of capital or investment in the facility, which may be transformed into a fair rental or cost of capital charge for property and equipment.

The reimbursement formulas employed by the state may be categorized as prospective or retrospective in nature. Under a prospective cost-based system, per diem rates are established based upon the historical cost of providing services (usually during a prior base year) adjusted to reflect factors such as inflation and any additional services required. Many of the prospective payment systems under which we operate contain an acuity measurement system, which adjusts rates based on the care needs of the resident. Retrospective systems operate similar to the pre-PPS Medicare program where skilled nursing facilities are paid on an interim basis for services provided, subject to adjustments based on allowable costs, which are generally submitted on an annual basis.

Each state has relatively broad discretion in the reimbursement methodology and amounts paid for services. In 2005, California switched from a prospective payment system to a prospective cost-based system for free-standing nursing facilities that reflects the costs and staffing levels associated with quality of care for residents at these facilities. Also in 2005, California effected a retroactive cost of living adjustment to its existing average Medi-Cal reimbursement rate for the 2004/2005 rate year. California levies a tax on skilled nursing facilities in the amount of $7.79 per patient day. The law under which this tax is levied is scheduled to expire on July 31, 2008, unless a later enacted statute extends this date. In August 2006, we received an increase of approximately 2.32% in Medi-Cal rates effective for the fiscal year ending June 2007.

In Texas, skilled nursing facility services are reimbursed at per diem rates determined for 11 patient acuity mix classes of service. Costs are projected from the historical cost period to the prospective rate period and account for economic changes and changes in occupancy and utilization. On March 24, 2006, the Texas state legislature approved an administrative increase in Texas Medicaid rates of approximately 11.75%, to be made retroactively effective to January 1, 2006.

In Kansas, skilled nursing facilities are paid prospectively determined daily rates determined using a prospective facility specific rate setting system. The rate is determined for base year cost data submitted by the provider and adjusted for case mix. Certain costs are adjusted for inflation annually based on a market basket index. In July 2006 we received a rate increase of approximately 0.7% effective for the fiscal year ending June 2007.

In Missouri, skilled nursing facilities are reimbursed based on a cost-based rate determined on a base year cost updated for inflation or pursuant to a patient care median. The current base year is 2001. Missouri levies a tax on skilled nursing facilities in the amount of $8.42 per patient day, plus a small redistribution fee based on the additional funds raised by the provider tax. The tax is collected via an automatic deduction from the Medicaid remittance advice. In July 2006, we received a rate increase of approximately 2.7% effective for the fiscal year ending June 2007.

In Nevada, free-standing skilled nursing facilities are paid a prospective per diem rate that is adjusted for patient acuity mix and designed to cover all costs except those currently associated with property, return on equity, and certain ancillaries. Property cost is reimbursed at prospective rate for each facility. Nevada levies a tax on skilled nursing facilities in the amount of $14.12 per non-Medicare patient day, which is collected one month in arrears. The rate in effect for the period beginning October 1, 2006 to December 31, 2006 was approximately 0.85% lower than the same period last year.

The U.S. Department of Health and Human Services has established a Medicaid Advisory Commission charged with recommending ways Congress can reduce Medicaid spending growth and restructure the program. The commission issued its report on December 31, 2006. The commission’s report included several recommendations that involved giving states greater discretion in the determination of eligibility, formulation of benefit packages, financing and tying payment for services to quality measures. The commission also recommended to expand home and community-based care for seniors and the disabled.

Managed Care.  Our managed care patients consist of individuals who are insured by a third-party entity, typically called a senior HMO plan, or are Medicare beneficiaries who assign their Medicare benefits to a senior HMO plan.

Private Pay and Other.  Private pay and other sources consist primarily of individuals or parties who directly pay for their services or are beneficiaries of the Department of Veterans Affairs or hospice beneficiaries not enrolled in Medicare.

Reimbursement for Specific Services

Reimbursement for Skilled Nursing Services.  Skilled nursing facility revenue is primarily derived from Medicare and Medicaid reimbursement, as discussed above.

Our skilled nursing facilities also provide Medicaid-covered services to eligible individuals consisting of nursing care, room and board and social services. In addition, states may at their option cover other services such as physical, occupational and speech therapies.

Reimbursement for Assisted Living Services.  Assisted living facility revenue is primarily derived from private pay residents at rates we establish based upon the services we provide and market conditions in the area of operation. In addition, Medicaid or other state specific programs in some states where we operate supplement payments for board and care services provided in assisted living facilities.

Reimbursement for Rehabilitation Therapy Services.  Our rehabilitation therapy services operations receive payment for services from affiliated and non-affiliated skilled nursing facilities and assisted living facilities that they serve. The payments are based on contracts with customers with negotiated patient per diem rates or a negotiated fee schedule based on the type of service rendered. Various federal and state laws and regulations govern reimbursement for rehabilitation therapy services to long-term care facilities and other healthcare providers participating in Medicare, Medicaid and other federal and state healthcare programs.

Some of our rehabilitation therapy revenues are paid by the Medicare Part B program under a fee schedule. Congress has established annual caps that limit the amounts that can be paid (including deductible and coinsurance amounts) for rehabilitation therapy services rendered to any Medicare beneficiary under Part B. The law requires a combined cap for physical therapy and speech-language pathology and a separate cap for occupational therapy. Due to a series of moratoria by Congress, the caps were only in effect in 1999 and for a few months in 2003. With the expiration of the most recent moratorium, the caps were reinstated on January 1, 2006 at $1,740 for the physical therapy/speech therapy cap and $1,740 for the occupational therapy cap. Each of these caps increased to $1,780 effective as of January 1, 2007. The Tax Relief and Healthcare Act of 2006 extended exceptions to these caps through December 31, 2007 and, unless further extended, these exceptions will expire at that time. In 2006, the exception process fell into two categories: automatic process exceptions and manual process exceptions. Beginning January 1, 2007, there is no manual process for exceptions. Automatic exceptions continue to be available for certain enumerated conditions or complexities and are allowed without a written request, provided that the conditions and complexities are documented in patient records. Deletion of the manual process for exceptions increases the responsibility of the provider for determining and documenting that services are appropriate for use of the automatic exception process. CMS anticipates that the majority of beneficiaries who require services in excess of the caps will qualify for the automatic exception.

The federal and state reimbursement and fraud and abuse laws and regulations are applicable to our rehabilitation therapy services operations because the services we provide to our customers, including affiliated entities, are paid under Medicare, Medicaid and other federal and state healthcare programs. We could also be affected if we violate the laws in our arrangements with patients or referral sources. Also, if our customers fail to comply with these laws and regulations they could be subject to possible sanctions, including loss of licensure or eligibility to participate in reimbursement programs, as well as civil and criminal penalties, which could adversely affect our rehabilitation therapy operations, including our financial results. Our customers will also be affected by the Medicare Part B outpatient rehabilitation therapy cap discussed above.

Reimbursement for Hospice Services.  For a Medicare beneficiary to qualify for the Medicare hospice benefit, two physicians must certify that, in the best judgment of the physician or medical director, the beneficiary has less than six months to live, assuming the beneficiary’s disease runs its normal course. In addition, the Medicare beneficiary must affirmatively elect hospice care and waive any rights to other Medicare benefits related to his or her terminal illness. Each benefit period, a physician must re-certify that the Medicare beneficiary’s life expectancy is six months or less in order for the beneficiary to continue to qualify for and to receive the Medicare hospice benefit. The first two benefit periods are measured at 90-day intervals and subsequent benefit periods are measured at 60-day intervals. There is no limit on the number of periods that a Medicare beneficiary may be re-certified. A Medicare beneficiary may revoke his or her election at any time and begin receiving traditional Medicare benefits.

Medicare reimburses for hospice care using a prospective payment system. Under that system, we receive one of four predetermined daily or hourly rates based on the level of care we furnish to the beneficiary. These rates are subject to annual adjustments based on inflation and geographic wage considerations.

Medicare limits the reimbursement we may receive for inpatient care services. If the number of inpatient care days furnished by us to Medicare beneficiaries exceeds 20.0% of the total days of hospice care furnished by us to Medicare beneficiaries, Medicare payments to us for inpatient care days exceeding the 20.0% inpatient cap will be reduced to the routine home care rate. This determination is made annually based on the twelve-month period beginning on November 1st of each year.

We are required to file annual cost reports with the U.S. Department of Health and Human Services for informational purposes and to submit claims based on the location where we actually furnish the hospice services. These requirements permit Medicare to adjust payment rates for regional differences in wage costs.

Government Regulation

General

Healthcare is an area of extensive and frequent regulatory change. We provide healthcare services through our operating subsidiaries. In order to operate nursing facilities and provide healthcare services, our subsidiaries that operate these facilities must comply with federal, state and local laws relating to licensure, delivery and adequacy of medical care, distribution of pharmaceuticals, equipment, personnel, operating policies, fire prevention, rate setting, building codes and environmental protection. Changes in the law or new interpretations of existing laws may have a significant impact on our methods and costs of doing business.

Governmental and other authorities periodically inspect our skilled nursing facilities and assisted living facilities to assure that we continue to comply with their various standards. We must pass these inspections to continue our licensing under state law, to obtain certification under the Medicare and Medicaid programs and to continue our participation in the Veterans Administration program at some facilities. We can only participate in other third-party programs if our facilities pass these inspections. In addition, government authorities inspect our record keeping and inventory control of controlled narcotics. From time to time, we, like others in the healthcare industry, may receive notices from federal and state regulatory agencies alleging that we failed to comply with applicable standards. These notices may require us to take corrective action, and may impose civil monetary penalties and other operating restrictions on us. If our skilled nursing facilities fail to comply with these directives or otherwise fail to comply substantially with licensure and certification laws, rules and regulations, we could lose our certification as a Medicare or Medicaid provider or lose our state licenses to operate the facilities.

Civil and Criminal Fraud and Abuse Laws and Enforcement

Federal and state healthcare fraud and abuse laws regulate both the provision of services to government program beneficiaries and the methods and requirements for submitting claims for services rendered to such beneficiaries. Under these laws, individuals and organizations can be penalized for submitting claims for services that are not provided, that have been inadequately provided, billed in an incorrect manner or other than as actually provided, not medically necessary, provided by an improper person, accompanied by an illegal inducement to utilize or refrain from utilizing a service or product, or billed or coded in a manner that does not otherwise comply with applicable governmental requirements. Penalties also may be imposed for violation of anti-kickback and patient referral laws.

Federal and state governments have a range of criminal, civil and administrative sanctions available to penalize and remediate healthcare fraud and abuse, including exclusion of the provider from participation in the Medicare and Medicaid programs, fines, criminal and civil monetary penalties and suspension of payments and, in the case of individuals, imprisonment.

We have internal policies and procedures and have implemented a compliance program in order to reduce exposure for violations of these and other laws and regulations. However, because enforcement efforts presently are widespread within the industry and may vary from region to region, we cannot assure you that our compliance program will significantly reduce or eliminate exposure to civil or criminal sanctions or adverse administrative determinations.

Anti-Kickback Statute

Provisions in Title XI of the Social Security Act, commonly referred to as the Anti-Kickback Statute, prohibit the knowing and willful offer, payment, solicitation or receipt of anything of value, directly or indirectly, in return for the referral of patients or arranging for the referral of patients, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered by a federal healthcare program such as Medicare or Medicaid. Violation of the Anti-Kickback Statute is a felony, and sanctions for each violation include imprisonment of up to five years, criminal fines of up to $25,000, civil monetary penalties of up to $50,000 per act plus three times the amount claimed or three times the remuneration offered, and exclusion from federal healthcare programs (including Medicare and Medicaid). Many states have adopted similar prohibitions against kickbacks and other practices that are intended to induce referrals applicable to all payors.

We are required under the Medicare conditions of participation and some state licensing laws to contract with numerous healthcare providers and practitioners, including physicians, hospitals and nursing homes, and to arrange for these individuals or entities to provide services to our patients. In addition, we have contracts with other suppliers, including pharmacies, ambulance services and medical equipment companies. Some of these individuals or entities may refer, or be in a position to refer, patients to us, and we may refer, or be in a position to refer, patients to these individuals or entities. Certain safe harbor provisions have been created, and compliance with a safe harbor ensures that the contractual relationship will not be found in violation of the Anti-Kickback Statute. We attempt to structure these arrangements in a manner that meets the terms of one of the safe harbor regulations. Some of these arrangements may not meet all of the requirements. However, failure to meet the safe harbor does not render the contract illegal.

We believe that our contracts and arrangements with providers, practitioners and suppliers should not be found to violate the Anti-Kickback Statute or similar state laws. We cannot guarantee however, that these laws will ultimately be interpreted in a manner consistent with our practices.

If we are found to be in violation of the Anti-Kickback Statute we could be subject to civil and criminal penalties, and we could be excluded from participating in federal and state healthcare programs such as Medicare and Medicaid. The occurrence of any of these events could significantly harm our business and financial condition.

Stark Law

Congress has also passed a significant prohibition against certain physician referrals of patients for healthcare services, commonly known as the Stark Law. The Stark Law prohibits a physician from making referrals for particular healthcare services (called “designated health services”) to entities with which the physician, or an immediate family member of the physician, has a financial relationship if the services are payable by Medicare or Medicaid. If any arrangement is covered by the Stark Law, the requirements of a

Stark Law exception must be met for the physician to be able to make referrals to the entity for designated health services and for the entity to be able to bill for these services. Although the term “designed health services” does not include long-term care services, some of the services provided by our skilled nursing facilities and other related business units are classified as designated health services including physical, speech and occupational therapy, pharmacy and hospice services. The term “financial relationship” is defined very broadly to include most types of ownership or compensation relationships. The Stark Law also prohibits the entity receiving the referral from seeking payment from the patient or the Medicare and Medicaid programs for services rendered pursuant to a prohibited referral. If an entity is paid for services rendered pursuant to a prohibited referral, it may incur civil penalties and could be excluded from participating in any federal and state healthcare programs.

The Stark Law contains exceptions for certain physician ownership or investment interests in, and certain physician compensation arrangements with, entities. If a compensation arrangement or investment relationship between a physician, or immediate family member, and an entity satisfies all requirements for a Stark Law exception, the Stark Law will not prohibit the physician from referring patients to the entity for designated health services. The exceptions for compensation arrangements cover employment relationships, personal services contracts and space and equipment leases, among others.

If an entity violates the Stark Law, it could be subject to civil penalties of up to $15,000 per prohibited claim and up to $100,000 for knowingly entering into certain prohibited cross-referral schemes. The entity also may be excluded from participating in federal and state healthcare programs, including Medicare and Medicaid. If the Stark Law was found to apply to our relationships with referring physicians and no exception under the Stark Law were available, we would be required to restructure these relationships or refuse to accept referrals for designated health services from these physicians. If we were found to have submitted claims to Medicare or Medicaid for services provided pursuant to a referral prohibited by the Stark Law, we would be required to repay any amounts we received from Medicare or Medicaid for those services and could be subject to civil monetary penalties. Further, we could be excluded from participating in Medicare and Medicaid and other federal and state healthcare programs. If we were required to repay any amounts to Medicare or Medicaid, subjected to fines, or excluded from the Medicare and Medicaid Programs, our business and financial condition would be harmed significantly.

Many states have physician relationship and referral statutes that are similar to the Stark Law. These laws generally apply regardless of payor. We believe that our operations are structured to comply with applicable state laws with respect to physician relationships and referrals. However, any finding that we are not in compliance with these state laws could require us to change our operations or could subject us to penalties. This, in turn, could have a negative effect on our operations.

False Claims

Federal and state laws prohibit the submission of false claims and other acts that are considered fraudulent or abusive. The submission of claims to a federal or state healthcare program for items and services that are “not provided as claimed” may lead to the imposition of civil monetary penalties, criminal fines and imprisonment, and/or exclusion from participation in state and federally funded healthcare programs, including the Medicare and Medicaid programs. Allegations of poor quality of care can also lead to false claims suits as prosecutors allege that the provider has represented to the program that adequate care is provided and the lack of quality care causes the service to be “not provided as claimed.”

Under the Federal False Claims Act, actions against a provider can be initiated by the federal government or by a private party on behalf of the federal government. These private parties, whistleblowers, are often referred to as qui tam relators, and relators are entitled to share in any amounts recovered by the government. Both direct enforcement activity by the government and qui tam actions have increased significantly in recent years. The use of private enforcement actions against healthcare providers has increased dramatically, in part because the relators are entitled to share in a portion of any settlement or judgment. This development has increased the risk that a healthcare company will have to defend a false claims action, pay fines or settlement amounts or be excluded from the Medicare and Medicaid programs and other federal and state healthcare programs as a result of an investigation arising out of false claims laws. Many states have enacted similar laws providing for imposition of civil and criminal penalties for the filing of fraudulent claims. Due to the complexity of regulations applicable to our industry, we cannot guarantee that we will not in the future be the subject of any actions under the Federal False Claims Act or similar state law.

Health Insurance Portability and Accountability Act of 1996

The federal Health Insurance Portability and Accountability Act of 1996, commonly known as HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment as well as exclusion from participation in federal and state health care programs.

In addition, HIPAA established uniform standards governing the conduct of certain electronic healthcare transactions and protecting the privacy and security of certain individually identifiable health information. Three standards have been promulgated under HIPAA with which we currently are required to comply. First, we must comply with HIPAA’s standards for electronic transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures. We have been required to comply with these standards since October 16, 2003. We must also comply with the standards for the privacy of individually identifiable health information, which limit the use and disclosure of most paper and oral communications, as well as those in electronic form, regarding an individual’s past, present or future physical or mental health or condition, or relating to the provision of healthcare to the individual or payment for that healthcare, if the individual can or may be identified by such information. We were required to comply with these standards by April 14, 2003. Finally, we must comply with HIPAA’s security standards, which require us to ensure the confidentiality, integrity and availability of all electronic protected health information that we create, receive, maintain or transmit, to protect against reasonably anticipated threats or hazards to the security of such information, and to protect such information from unauthorized use or disclosure. We were required to comply with these standards by April 21, 2005.

In addition, in January 2004, CMS published a rule announcing the adoption of the National Provider Identifier as the standard unique health identifier for healthcare providers to use in filing and processing healthcare claims and other transactions. This rule became effective May 23, 2005, with a compliance date of May 23, 2007. We believe that we are in material compliance with these standards. However, if our practices, policies and procedures are found not to comply with these standards, we could be subject to criminal penalties and civil sanctions.

State Privacy Laws

States also have laws that apply to the privacy of healthcare information. We must comply with these state privacy laws to the extent that they are more protective of healthcare information or provide additional protections not afforded by HIPAA. Where we are subject to these state laws, it may be necessary to modify our operations or procedures to comply with them, which may entail significant and costly changes for us. We believe that we are in material compliance with applicable state privacy and security laws. However, if we fail to comply with these laws, we could be subject to additional penalties and/or sanctions.

Certificates of Need and Other Regulatory Matters

Certain states administer a certificate of need program which applies to the incurrence of capital expenditures, the offering of certain new institutional health services, the cessation of certain services and the acquisition of major medical equipment. Such legislation also stipulates requirements for such programs, including that each program both be consistent with the respective state health plan in effect pursuant to such legislation and provide for penalties to enforce program requirements. To the extent that certificates of need or other similar approvals are required for expansion of our operations, either through facility acquisitions, expansion or provision of new services or other changes, such expansion could be affected adversely by the failure or inability to obtain the necessary approvals, changes in the standards applicable to such approvals or possible delays and expenses associated with obtaining such approvals.

State Facility Operating License Requirements

Nursing homes, pharmacies, and hospices are required to be individually licensed or certified under applicable state law and as a condition of participation under the Medicare program. In addition, health care professionals and practitioners providing health care are required to be licensed in most states. We believe that our operating subsidiaries that provide these services have all required regulatory approvals necessary for our current operations. The failure to obtain, retain or renew any required license or could adversely affect our operations, including our financial results.

Rehabilitation License Requirements

Our rehabilitation therapy services operations are subject to various federal and state regulations, primarily regulations of individual practitioners. Therapists and other healthcare professionals employed by us are required to be individually licensed or certified under applicable state law. We take measures to ensure that therapists and other healthcare professionals are properly licensed. In addition, we require therapists and other employees to participate in continuing education programs. The failure to obtain, retain or renew any required license or certifications by therapists or other healthcare professionals could adversely affect our operations, including our financial results.

Regulation of our Joint Venture Institutional Pharmacy

Our joint venture institutional pharmacy operations, which include medical equipment and supplies, are subject to extensive federal, state and local regulation relating to, among other things, operational requirements, reimbursement, documentation, licensure, certification and regulation of pharmacies, pharmacists, drug compounding and manufacture and controlled substances.

Institutional pharmacies are regulated under the Food, Drug and Cosmetic Act and the Prescription Drug Marketing Act, which are administered by the U.S. Food and Drug Administration. Under the Comprehensive Drug Abuse Prevention and Control Act of 1970, which is administered by the U.S. Drug Enforcement Administration, dispensers of controlled substances must register with the Drug Enforcement Administration, file reports of inventories and transactions and provide adequate security measures. Failure to comply with such requirements could result in civil or criminal penalties. The Medicare and Medicaid programs also establish certain requirements for participation of pharmacy suppliers. Our institutional pharmacy joint venture is also subject to federal and state laws that govern financial arrangements between healthcare providers, including the Anti-Kickback Statute under “— Anti-Kickback Statute.”

Competition

Our facilities compete primarily on a local and regional basis with many long-term care providers, from national and regional chains to smaller providers owning as few as a single nursing center. We also compete with inpatient rehabilitation facilities and long-term acute care hospitals. Our ability to compete successfully varies from location to location and depends on a number of factors, which include the number of competing facilities in the local market, the types of services available, quality of care, reputation, age and appearance of each facility and the cost of care in each location with respect to private pay residents.

We seek to compete effectively in each market by establishing a reputation within the local community for quality of care, attractive and comfortable facilities and providing specialized healthcare with an emphasized focus on high-acuity patients. Programs targeting high-acuity patients, including our Express Recoverytm units, generally have a higher staffing level per patient than our other inpatient facilities and compete more directly with inpatient rehabilitation facilities and long-term acute-care hospitals. We believe that the average cost to a third-party payor for the treatment of our typical high-acuity patient is lower if that patient is treated in one of our facilities than if that same patient were to be treated in an inpatient rehabilitation facility or long-term acute-care hospital.

Our other services, such as rehabilitation therapy provided to third-party facilities and hospice care also compete with local, regional, and national companies. The primary competitive factors in these businesses are similar to those for our skilled nursing care facilities and include reputation, the cost of services, the quality of clinical services, responsiveness to patient needs and the ability to provide support in other areas such as third-party reimbursement, information management and patient record-keeping.

Increased competition could limit our ability to attract and retain patients, maintain or increase rates or to expand our business. Some of our competitors have greater financial and other resources than we have, may have greater brand recognition and may be more established in their respective communities than we are. Competing companies may also offer newer facilities or different programs or services than us and may therefore attract our patients who are presently residents of our facilities, potential residents of our facilities, or who are otherwise receiving our healthcare services. Other competitors may accept lower margins and, therefore, may present significant price competition.

Although non-profit organizations continue to run approximately two-thirds of hospice programs, for-profit companies have recently began to occupy a larger share of the hospice market. Increasing public awareness of hospice services, the aging of the U.S. population and favorable reimbursement by Medicare, the primary payor, have contributed to the recent growth in the hospice care market. As more companies enter the market to provide hospice services, we will face increasing competitive pressure.

Labor

Our most significant operating cost is labor. Our labor costs consist of salaries, wages and benefits including workers’ compensation but excluding non-cash stock-based compensation expense. We seek to manage our labor costs by improving nurse staffing retention, maintaining competitive labor rates, and reducing reliance on overtime compensation and temporary nursing agency services. Labor costs accounted for approximately 64.3%, 64.0%, 63.4%, and 63.3% of our operating expenses from continuing operations for the three months ended March 31, 2007 and the years ended December 31, 2006, 2005 and 2004, respectively.

Risk Management

We have developed a risk management program designed to stabilize our insurance and professional liability costs. As part of this program, we have implemented an arbitration agreement system at each of our facilities under which, upon admission, patients are asked to execute an agreement that requires disputes to be arbitrated prior to filing a lawsuit. We believe that this has significantly reduced our liability exposure. We have also established an incident reporting process that involves monthly follow-up with our facility administrators to monitor the progress of claims and losses. We believe that our emphasis on providing high-quality care and our attention to monitoring quality of care indicators has also helped to reduce our liability exposure.

Insurance

We maintain insurance for general and professional liability, workers’ compensation and employers’ liability, employee benefits liability, property, casualty, directors and officers, surety bonds, crime, boiler and machinery, automobile, employment practices liability, earthquake and flood. We believe that our insurance programs are adequate and that our reserves appropriately reflect our exposure to potential liabilities. We do not recognize a liability in our consolidated financial statements in those instances where we have directly transferred the risk to the insurance carrier.

General and Professional Liability Insurance

In California, Texas and Nevada, we have professional and general liability insurance with an individual claim limit of $2 million per loss and an annual aggregate coverage limit for all facilities in these states of $6 million. In Kansas, we have occurrence-based professional and general liability insurance with an occurrence limit of $1 million per loss and an annual aggregate coverage limit of $3 million for each individual facility. In Missouri, we have claims-made-based professional and general liability insurance with an individual claim limit of $1 million per loss and an annual aggregate coverage limit of $3 million for each individual facility. We have also purchased excess general and professional liability insurance coverage providing an additional $12 million of coverage for losses arising from any claims in excess of $3 million. We also maintain a $1 million self-insured professional and general liability retention per claim in California, Nevada and Texas. We maintain no deductibles in Kansas and Missouri.

Due to our self-insured retentions under our professional and general liability programs, there is no limit on the maximum number of claims or amount for which we can be liable in any policy period. We base our loss estimates on independent actuarial analyses, which determine expected liabilities on an undiscounted basis, including incurred but not reported losses, based upon the available information on a given date. It is possible, however, for the ultimate amount of losses to exceed our estimates and our insurance limits. In the event our actual liability exceeds our estimates for any given period, our results of operations and financial condition could be materially adversely affected.

Workers’ Compensation

We have maintained workers’ compensation insurance as statutorily required. Most of our commercial workers’ compensation insurance purchased is loss sensitive in nature. As a result, we are responsible for adverse loss development. Additionally, we self-insure the first unaggregated $1.0 million per workers’ compensation claim in both California and Nevada.

In April 2004, California enacted workers’ compensation reform legislation designed to address specific problems in the workers’ compensation system and reduce workers’ compensation insurance expenses. The legislation, among other things, established an independent medical review process for resolving medical disputes, tightened standards for determining impairment ratings and capped temporary total disability payments to 104 weeks from the first payment.

We have elected to not carry workers’ compensation insurance in Texas and we may be liable for negligence claims that are asserted against us by our employees.

We purchase guaranteed cost policies for Kansas and Missouri. There are no deductibles associated with these programs.

Tort Reform

In September 2003, Texas tort law was reformed to impose a $250,000 cap on the non-economic damages, such as pain and suffering, that claimants can recover in a malpractice lawsuit against a single health care institution and an aggregate $500,000 cap on the amount of such damages that claimants can recover in malpractice lawsuits against more than one health care institution. The law also provides a $1.4 million cap, subject to future adjustment for inflation, on recovery, including punitive damages, in wrongful death and survivor actions on a healthcare liability claim.

In California, tort reform laws since 1975 have imposed a $250,000 cap on the non-economic damages, such as pain and suffering, that claimants can recover in an action for injury against a healthcare provider based on negligence. California law also provides for additional remedies and recovery of attorney fees for certain claims of elder or dependant adult abuse or neglect, although non economic damages in medical malpractice cases are capped. California does not provide a cap on actual, provable damages in such claims or claims for fraud, oppression or malice.

Nevada tort law was reformed in August 2002 to impose a $350,000 cap on non-economic damages for medical malpractice or dental malpractice. Punitive damages may only be awarded in tort actions for fraud, oppression, or malice, and are limited to the greater of $300,000 or three times compensatory damages.

In 2005, Missouri amended its tort law to impose a $350,000 cap on non economic damages and to limit awards for punitive damages to the greater of $500,000 or five times the net amount of the judgment.

Kansas currently limits damages awarded for pain and suffering, and all other non economic damages, to $250,000. Kansas also limits the award of punitive damages to the lesser of a defendant’s highest annual gross income for the prior five years or $5 million. However, to the extent any gain from misconduct exceeds these limits, the court may alternatively award damages of up to 1.5 times the amount of such gain.

Environmental Matters

We are subject to a wide variety of federal, state and local environmental and occupational health and safety laws and regulations. As a healthcare provider, we face regulatory requirements in areas of air and water quality control, medical and low-level radioactive waste management and disposal, asbestos management, response to mold and lead-based paint in our facilities and employee safety.

In our role as owner and/or operator of our facilities, we also may be required to investigate and remediate hazardous substances that are located on the property, including any such substances that may have migrated off, or discharged or transported from the property. Part of our operations involves the handling, use, storage, transportation, disposal and/or discharge of hazardous, infectious, toxic, flammable and other hazardous materials, wastes, pollutants or contaminants. These activities may result in damage to individuals, property or the environment; may interrupt operations and/or increase costs; may result in legal liability, damages, injunctions or fines; may result in investigations, administrative proceedings, penalties or other governmental agency actions; and may not be covered by insurance. We believe that we are in material compliance with applicable environmental and occupational health and safety requirements. However, we cannot assure you that we will not encounter environmental liabilities in the future, and such liabilities may result in material adverse consequences to our operations or financial condition.

Customers

No individual customer or client accounts for a significant portion of our revenue. We do not expect that the loss of a single customer or client would have a material adverse effect on our business, results of operations or financial condition.

Legal Proceedings

We are involved in legal proceedings and regulatory enforcement investigations regarding facility surveys from time to time in the ordinary course of our business. We do not believe the outcome of these proceedings and investigations will have a material adverse effect on our business, financial condition or results of operations.

Employees

As of March 31, 2007, we employed approximately 6,980 full-time-equivalent employees, and operated under five collective bargaining agreements with a union covering approximately 315 full-time employees at five of our facilities located in California. We generally consider our relationships with our employees to be satisfactory.

Properties

As of April 1, 2007, we operated 77 skilled nursing and assisted living facilities, of which we owned 58 and leased 19. As of April 1, 2007, our operated facilities had a total of 8,917 licensed beds.

The following table provides information by state as of April 1, 2007 regarding the skilled nursing and assisted living facilities we owned and leased.

	Owned Facilities		Leased Facilities		Total Facilities
		Licensed		Licensed		Licensed
	Number	Beds	Number	Beds	Number	Beds

California	14	1,513	17	2,055	31	3,568
Texas	21	3,173	—	—	21	3,173
Kansas	16	887	—	—	16	887
Missouri	7	999	—	—	7	999
Nevada	—	—	2	290	2	290

Total	58	6,572	19	2,345	77	8,917

Skilled nursing	47	5,907	17	2,079	64	7,986
Assisted living	11	665	2	266	13	931

Our executive offices are located in Foothill Ranch, California where we lease approximately 26,433 square feet of office space, a portion of which is utilized for the administrative functions of our hospice and our Hallmark businesses. The term of this lease expires in October 2011. We have an option to renew our lease at this location for an additional five-year term.

Company History

We were incorporated in Delaware. In 1998, we acquired Summit Care, a publicly-traded long-term care company with nursing facilities in California, Texas and Arizona. On October 2, 2001, we and 19 of our subsidiaries filed voluntary petitions for protection under Chapter 11 of the U.S. Bankruptcy Code and on November 28, 2001, our remaining three subsidiaries also filed voluntary petitions for protection under Chapter 11. In August 2003, we emerged from bankruptcy, paying or restructuring all debt holders in full, paying all accrued interest expenses and issuing 5.0% of our common stock to former bondholders. In connection with our emergence from bankruptcy, we engaged in a series of transactions, including our disposition in March 2005 of our California pharmacy business, selling two institutional pharmacies in southern California.

On December 27, 2005, Onex and certain members of our management purchased our predecessor company in a merger for $645.7 million.

In February 2007, we effected the merger of our predecessor company, which was our wholly-owned subsidiary, with and into us. We were the surviving company in the merger and changed our name from SHG Holding Solutions, Inc. to Skilled Healthcare Group, Inc. As a result of this merger, we assumed all of the rights and obligations of our predecessor company, including obligations under its 11% senior subordinated notes.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and members of our board of directors as of March 31, 2007.

Name	Age	Position

Boyd Hendrickson(3)	62	Chairman of the Board, Chief Executive Officer and Director
Jose Lynch	37	President, Chief Operating Officer and Director
John E. King	46	Treasurer and Chief Financial Officer
Roland Rapp	45	General Counsel, Secretary and Chief Administrative Officer
Mark Wortley	51	Executive Vice President and President of Ancillary Subsidiaries
Peter A. Reynolds	48	Senior Vice President of Finance and Chief Accounting Officer
Susan Whittle	59	Senior Vice President and Chief Compliance Officer
Robert M. Le Blanc	40	Lead Director
Michael E. Boxer	45	Director
John M. Miller, V	54	Director
Glenn S. Schafer	57	Director
William Scott	70	Director

Boyd Hendrickson, 62, Chairman of the Board, Chief Executive Officer and Director.  Mr. Hendrickson has served as our Chief Executive Officer and Chairman of the Board since December 2005. Prior to that, Mr. Hendrickson served as our Chief Executive Officer since April 2002 and as a member of our board of directors since August 2003. Previously, Mr. Hendrickson served as President and Chief Executive Officer of Evergreen Healthcare, Inc., an operator of long-term healthcare facilities, from January 2000 to April 2002. From 1988 to January 2000, Mr. Hendrickson served in various senior management roles, including President and Chief Operating Officer, of Beverly Enterprises, Inc., one of the nation’s largest long-term healthcare companies, where he also served on the board of directors. Mr. Hendrickson was also co-founder, President and Chief Operating Officer of Care Enterprises, and Chairman and Chief Executive Officer of Hallmark Health Services. Mr. Hendrickson also serves on the Board of Directors of LTC Properties, Inc.

Jose Lynch, 37, President, Chief Operating Officer and Director.  Mr. Lynch has served as our President and Chief Operating Officer and a member of our board of directors since December 2005. Prior to that, Mr. Lynch served as our President since February 2002. During his more than 15 years of executive experience in the nursing home industry, he served as Senior Vice President of Operations and Corporate Officer for the Western Region of Mariner Post-Acute Network, a long-term care company. Previous to that, Mr. Lynch also served as Regional Vice President of Operations for the Western Region of Mariner Post-Acute Network.

John E. King, 46, Treasurer and Chief Financial Officer.  Mr. King joined us as our Chief Financial Officer in October 2004. Mr. King has over 20 years of experience in the healthcare and financial services sectors. Mr. King served as Vice President of Finance and Chief Financial Officer of Sempercare, Inc., a private long-term acute care hospital services provider based in Plano, Texas from January 2002 until July 2004. From September 1999 until January 2002, Mr. King served as an independent consultant in the healthcare services field. His extensive healthcare finance background includes six years as the Senior Vice President of Finance and Chief Financial Officer of DaVita, Inc., a kidney dialysis service provider, three years as Chief Financial Officer of John F. Kennedy Memorial Hospital of the Tenet Healthcare Corporation

in Palm Springs and five years at Scripps Memorial Hospital in San Diego as Controller and Internal Auditor. Mr. King was a Certified Public Accountant and began his finance career with KPMG Peat Marwick.

Roland Rapp, 45, General Counsel, Secretary and Chief Administrative Officer.  Mr. Rapp has served as our General Counsel, Secretary and Chief Administrative Officer since March 2002. He has more than 23 years of experience in the healthcare and legal sectors. From June 1993 to March 2002, Mr. Rapp was the Managing Partner of the law firm of Rapp, Kiepen and Harman, and was Chief Financial Officer for SR Management Services, Inc. from November 1995 to March 2002, both based in Pleasanton, California. His law practice centered on healthcare law and primarily focused on long-term care. Prior to practicing law, Mr. Rapp served as a nursing home administrator and director of operations for a small nursing home chain. Mr. Rapp also served as the elected Chairman of the Board for the California Association of Health Facilities (the largest State representative of nursing facility operators) from November 1999 to November 2001.

Mark Wortley, 51, Executive Vice President and President of Ancillary Subsidiaries.  Mr. Wortley has served as our Executive Vice President and President of Ancillary Subsidiaries since December 2005. Prior to that, Mr. Wortley served as President of Locomotion Therapy, the predecessor to our Hallmark rehabilitation business, since September 2002 and as President of Hospice Care of the West, our hospice business since November 2005. An industry veteran with more than 25 years of experience, Mr. Wortley consulted with Evergreen Healthcare, Inc., a long-term care company, to develop its contract therapy program (Mosaic Rehabilitation) from January 2001 through September 2002. Prior to consulting with Evergreen, Mr. Wortley was Executive Vice President of Beverly Enterprises, Inc. from September 1994 until December 2000. At Beverly, he founded Beverly Rehabilitation (now Aegis Therapies, one of the largest contract therapy providers in the nation). Mr. Wortley also developed Matrix Rehabilitation, a chain of 200 freestanding outpatient rehabilitation clinics, and managed more than 30 hospice programs.

Peter A. Reynolds, 48, Senior Vice President, Finance and Chief Accounting Officer.  Mr. Reynolds has served as our Senior Vice President, Finance and Chief Accounting Officer since April 2006. He has over 22 years of experience in the healthcare industry. From 2002 to 2006, Mr. Reynolds was Senior Vice President and Corporate Controller for PacifiCare Health Systems, Inc., a $15 billion in revenue publicly-traded managed care company, and was Controller for PacifiCare of California from 1997 to 2002. Mr. Reynolds is a Certified Public Accountant and spent 11 years in public accounting, primarily with Ernst & Young.

Susan Whittle, 59, Senior Vice President and Chief Compliance Officer.  Ms. Whittle has served as our Senior Vice President and Chief Compliance Officer since March 2006. She has over 25 years of experience in the healthcare industry. From 2005 to 2006 Ms. Whittle worked in private practice as an attorney-at-law. Her law practice centered on regulatory health law matters. From 2004 to 2005 she was employed by Mariner Healthcare, Inc., a provider of skilled nursing and long-term health care services, as a litigation consultant. Prior to her work as a litigation consultant, Ms. Whittle served as Executive Vice President, General Counsel and Secretary of Mariner Health Care from 1993 to 2003.

Robert M. Le Blanc, 40, Lead Director.  Mr. Le Blanc joined our board of directors in October 2005 in connection with the formation of SHG Holding Solutions, Inc. Mr. Le Blanc has served as Managing Director of Onex Investment Corp., an affiliate of Onex Corporation, a diversified industrial corporation, since 1999. Prior to joining Onex in 1999, Mr. Le Blanc worked for the Berkshire Hathaway Corporation for seven years. From 1988 to 1992, Mr. Le Blanc held numerous positions within GE Capital, related to corporate finance and corporate strategy. Mr. Le Blanc serves as a Director of Magellan Health Services, Inc., a publicly traded diversified specialty healthcare management organization as well as, Res-Care, Inc., Center for Diagnostic Imaging, Inc., First Berkshire Hathaway Life and Emergency Medical Services Corp., a publicly traded provider of emergency medical services in the United States, a publicly traded human service company for the disabled, Cypress Insurance, The Warranty Group, Carestream Health, Inc. and Connecticut Children’s Medical Center.

Michael E. Boxer, 45, Director.  Mr. Boxer has served as a member of our board of directors since April 2006. Since September 2006, Mr. Boxer has been the Chief Financial Officer of HealthMarkets, Inc. From March 2005 to September 2006, Mr. Boxer was the President of The Enterprise Group, Ltd., a health care financial advisory firm. Mr. Boxer was the Executive Vice President and Chief Financial Officer of Mariner

Health Care, Inc., a provider of skilled nursing and long-term health care services, from January 2003 until its sale in December 2004. From July 1998 to December 2002, Mr. Boxer served as Senior Vice President and Chief Financial Officer of Watson Pharmaceuticals, Inc., a publicly traded specialty pharmaceuticals company. Prior to Watson, Mr. Boxer was an investment banker at Furman Selz, LLC, a New York-based investment bank. Mr. Boxer is also on the board of directors of the Jack and Jill Late Stage Cancer Foundation.

John M. Miller, 54, Director.  Mr. Miller has served as a member of our board of directors since August 2005. Mr. Miller has served as Vice President and Treasurer of Baylor Health Care System, a system of hospitals, primary care physician centers and other healthcare clinics in Texas, since February 2001. Prior to joining Baylor in 2001, he served as Vice President and Treasurer of Medstar Health, a network of hospitals and other healthcare services in the Baltimore, Maryland-Washington D.C. region, from January 1992 through February 2001.

Glenn S. Schafer, 57, Director.  Mr. Schafer has served as a member of our board of directors since April 2006. Mr. Schafer served as Vice Chairman of Pacific Life Insurance Company until his retirement on December 31, 2005. He was appointed Vice Chairman of Pacific Life in April 2005. Prior to being named Vice Chairman, Mr. Schafer had been President and a board member of Pacific Life since 1995. Mr. Schafer joined Pacific Life as Vice President, Corporate Finance, in 1986, was elected Senior Vice President and Chief Financial Officer in 1987, and in 1991, Executive Vice President and Chief Financial Officer. He is a member of the American Institute of Certified Public Accountants, and a Fellow of the Life Management Institute. Mr. Schafer is also a member of the board of directors of Scottish Re Group Limited a publicly traded global life reinsurance company and Beckman Coulter, Inc., a publicly traded diagnostics and medical device company.

William C. Scott, 70, Director.  Mr. Scott has served as a member of our board of directors since March 1998 and served as our Chairman of the Board from March 1998 until April 2005. Mr. Scott has held various positions with Summit Care Corporation, which we acquired in March 1998, since December 1985, including Chief Executive Officer and Chief Operating Officer. Mr. Scott served as our Chairman of the Board at the time of the filing of our voluntary petition for protection under Chapter 11 of the U.S. Bankruptcy Code. Mr. Scott served as Senior Vice President of Summit Health, Ltd., Summit’s former parent company, from December 1985 until its acquisition by OrNda Health Corp. in April 1994.

Composition of the Board of Directors

Our board of directors has responsibility for our overall corporate governance and meets regularly throughout the year. Our bylaws provide that our board of directors may fix the exact number of directors by resolution of the board of directors. Each of our directors has served as a director since the date indicated in his biography. Executive officers are elected by and serve at the direction of our board of directors. There are no family relationships between any of our directors or executive officers.

We have not yet adopted procedures by which security holders may elect nominees to our board of directors but plan to do so upon the consummation of our initial public offering.

Compensation of Directors

We do not currently pay our employee directors any compensation for service on the board and board committees. In addition, we do not pay Robert M. Le Blanc any compensation for his service on our board and board committees because his service to us as a board member is provided as a part of the consulting service provided to us under an agreement with Onex Partners Manager LP. We pay Onex Partners Manager LP an annual fee of $0.5 million for all services provided under this agreement.

The table below summarizes the compensation received by our non-employee directors for the year ended December 31, 2006.

	Fees
	Earned
	or Paid in	Stock
Director	Cash(1)	Awards(2)	Total

Michael E. Boxer	$30,500	$72,048	$102,548
John M. Miller	25,333	72,048	97,381
Glenn S. Schafer	25,250	72,048	97,298

(1)	In 2006, each non-employee director, other than Robert M. Le Blanc, received an annual retainer of $20,000 for services as a director. We also reimburse all of our directors for all out-of-pocket expenses incurred in their capacity as a director, including in connection with traveling to and attending board and committee meetings. Each non-employee director, other than Mr. Le Blanc, received a payment of $1,000 for each board or separately scheduled committee meeting attended in person, or $500 if attended via teleconference. The audit committee chair received an additional $10,000 annual retainer and the compensation committee chair received an additional $5,000 annual retainer.
(2)	In August 2006, each of our non-employee directors, other than Mr. Le Blanc, received fully vested grants of five shares of our preferred stock and 2,535 shares of our common stock, provided that the director is not permitted to sell or transfer these shares until his service on our board ends.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has executive officers who have served on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis section discusses the compensation policies and programs for our named executive officers, which consist of our Chief Executive Officer, our Chief Financial Officer and our three next most highly paid executive officers as determined under the rules of the Securities and Exchange Commission.

The compensation committee of our board of directors, or the compensation committee, administers the compensation policies and programs for our executive officers and other senior executives, including the named executive officers, as well as the equity-based incentive compensation plans in which those persons participate. One of the primary objectives of the compensation committee is to attract and retain talented, qualified executives to manage and lead our company. Consistent with our compensation committee’s objective, our overall compensation program is structured to attract, motivate and retain highly qualified executive officers by paying them competitively and tying their compensation to our success as a whole and their contribution to our success. Accordingly, we set goals designed to link the compensation of each named executive officer to our performance and each named executive officer’s performance within the company.

For 2006, our executive compensation program had four primary components: (i) a cash-based base salary component, reviewed annually by our compensation committee based on the individual performance of the executive, (ii) annual cash bonus incentive payments based upon the achievement of corporate objectives, (iii) a long-term equity incentive component granted in the form of restricted stock awards and (iv) severance benefits, insurance benefits and other perquisites. Following our initial public offering, we anticipate that we will also grant long-term equity incentive awards in the form of stock options. Our program, including the allocation between cash and non-cash compensation, is largely designed to provide incentives and rewards for both our short-term and long-term performance, and is structured to motivate executive officers to meet our strategic objectives, thereby maximizing total return to stockholders. In addition, we provide our executive officers a variety of benefits that are available generally to all salaried employees.

Our compensation committee has sole authority to retain or terminate an independent compensation consultant. The compensation committee has not used the services of a compensation consultant to date; however it will continue to consider the need to retain a compensation consultant following our initial public offering.

Compensation Components

Executive compensation consists of the following:

Base Salary

We determine our executive salaries based on job responsibilities and individual experience and also benchmark the amounts we pay against comparable competitive local market compensation and within the long-term care industry for similar positions. In connection with the completion of the Transactions in December 2005, members of our senior management team, including our named executive officers, negotiated employment agreements, which included their respective 2006 base salaries, with representatives of Onex, as the primary holder of our outstanding capital stock. See “— Existing Employment Agreements.” Following the completion of the Transactions, our board of directors established our compensation committee for 2006 and thereafter. Our compensation committee will review the salaries of our executives annually and determine changes in base salaries based on individual performance during the prior calendar year and cost of living adjustments, as appropriate. Our compensation committee anticipates that salaries will increase by an average of 5.8% in 2007 over salaries established for 2006. The compensation committee determined this increase was appropriate based on competitive local market compensation, individual performance and the expected effect of inflation. No formulaic increase in base salaries is provided to our executive officers.

Annual Management Bonus Plan

We structure our annual management bonus plan to reward named executive officers and employees for our successful performance and each individual’s contribution to that performance. Our named executive officers are eligible to receive cash bonus incentive payments based upon the achievement of certain company and individually-based objectives. Our compensation committee establishes the target bonus payments based on the overall strategic goals of our organization as proposed by management and our board of directors. Our compensation committee believes that by establishing cash bonus incentive payments for our named executive officers based upon the achievement of strategic objectives that create value in our company, it aligns their compensation with the interests of our stockholders.

At the beginning of 2006, the compensation committee established performance objectives for the payment of cash bonus awards to each of the named executive officers. Performance objectives were based on company and individually-based objectives established as part of the annual operating plan process. Cash bonus payouts were based on (1) the attainment of a pre-established target year over year growth in EBITDA, (2) reducing working capital as a percentage of net revenue below that same ratio for the prior year, and (3) accomplishing pre-established management objectives that were individually tailored to each executive’s role. The Compensation Committee established the EBITDA target, Working Capital target and management objectives as the performance objectives because they provide a balance between meeting our growth and performance objectives while conserving working capital, thereby creating additional stockholder value.

The table below outlines each performance objective, and the cash bonus awarded for the attainment of each objective, for the calendar year 2006.

							Bonus
							Amount for
							Achieving
							Working	Bonus Amount for
							Capital	Achieving
	Bonus Amount for Achieving						Target	Management
	EBITDA Target						Equal to or	Objectives-
					Each 1%		Less Than	Accomplishment of	Target Bonus
Name	5%		10%(1)		over 10%(2)		Prior Year	Major Initiatives(3)	Potential

Boyd Hendrickson	$168,000		$168,000		$11,200		$28,000	$84,000	$448,000
John E. King	67,000		67,000		6,700		16,750	50,250	201,000
Jose Lynch	126,500		126,500		9,200		23,000	69,000	345,000
Roland Rapp	67,000		67,000		6,700		16,750	50,250	201,000
Mark Wortley	67,000	(4)	67,000	(4)	6,700	(4)	16,750	50,250	201,000

(1)	The bonus amount awarded for achieving 10% EBITDA growth over the previous year is in addition to the bonus amount awarded for achieving 5% EBITDA growth over the previous year.

(2)	The compensation committee determined that for every 1% over 10% EBITDA growth over the previous year the executive would be awarded a “stretch bonus” that is above the Target Bonus Potential provided above, which could result in the executive being awarded a bonus above the Target Bonus Potential.

(3)	The compensation committee prepared individual initiatives, tailored to gauge the performance of each executive in their respective role. The executive must accomplish each of these objectives, as determined by the compensation committee, in its sole discretion, to be eligible to receive the full amount of this portion of the cash bonus. The compensation committee also has sole discretion to award a partial amount of the bonus related to the achievement of the Management Objectives if the executive achieves some, but not all, of the objectives.

(4)	With respect to Mr. Wortley, the amounts awarded in all three columns under Bonus Amounts for Achieving EBITDA Target are divided equally between achieving the target with respect to our EBITDA and achieving the target with respect to the EBITDA of our ancillary services.

Our compensation committee has established similar performance objectives for 2007 and our named executive officers will continue to be eligible for similar cash bonus incentive payments through 2007. Our compensation committee will continue to assess the need to implement additional non-equity incentive programs for our named executive officers as a means of adding specific incentives towards the achievement of specific goals that could be key factors in our success.

Long-term Equity Incentives

Restricted Stock Awards

In December 2005, in connection with the Transactions, we granted restricted stock awards to our senior management team, including our named executive officers, in the following amounts: Boyd Hendrickson, 388,412 shares of common stock; Jose Lynch, 317,792 shares of common stock; John King, 141,240 shares of common stock; Roland Rapp, 141,240 shares of common stock; and Mark Wortley, 141,240 shares of common stock. The number of shares subject to each named executive officer’s award was determined through negotiations with representatives of Onex and were made to better align the executive’s interests with the long-term interests of our stockholders. Additionally, 123,585 shares were issued to five members of senior management. Each of these shares has subsequently recapitalized into one share of our class B common stock effective as of April 26, 2007 and remains subject to the same restrictions and conditions as it was prior to the recapitalization.

The shares of common stock awarded are restricted by certain vesting requirements, our right to repurchase the shares and restrictions on the sale or transfer of such shares. Our board of directors may elect at any time to remove any or all of these restrictions. On the day of the grant, 25% of the restricted shares vested, and, subject to the employee’s continuing employment with us or any of our subsidiaries, the remaining shares will vest 25% on each of the subsequent three anniversaries of the date of grant. As of January 2007, 50% of these restricted shares had vested. If the employee ceases to be employed by us or any of our subsidiaries, for any reason, the shares of restricted stock that have not previously vested are forfeited by the executive. In addition, all restricted shares will vest in the event that a third party acquires (i) enough of our capital stock to elect a majority of our board of directors or (ii) all or substantially all of our and our subsidiaries’ assets.

During 2006, we also granted restricted stock awards to two members of our senior management team in connection with their commencement of employment with us. No additional restricted stock awards were granted to our named executive officers in 2006.

Stock Options

We believe that an ownership culture in our company is important to provide our executive officers with long-term incentives to build value for our stockholders. We believe stock-based awards create such a culture and help to align the interests of our management and employees with the interests of our stockholders. In April 2007, we adopted a 2007 Incentive Award Plan, or the 2007 plan. The principal features of the 2007 plan are summarized under “— 2007 Incentive Award Plan.” The principal purpose of the 2007 plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Our compensation committee has granted options to purchase 134,000 shares of our class A common stock effective upon the completion of this offering in order to retain certain employees and combine the achievement of corporate goals and strong individual performance. These options will have a per share exercise price equal to the initial public offering price. Options have been granted based on a combination of individual contributions to our company and on general corporate achievements. Additional option grants have not been communicated to executives in advance. On an annual basis, our compensation committee will assess the appropriate individual and corporate goals for each executive and provide additional option grants based upon the achievement by the executive of both individual and corporate goals. We expect that we will provide new employees with initial option grants in 2007 to provide long-term compensation incentives and will continue to rely on performance-based and retention grants in 2007 to provide additional incentives for current employees. Additionally, in the future our compensation committee and board of directors may consider awarding additional or alternative forms of equity incentives, such as grants of restricted stock, restricted stock units and other performance based awards, and may also determine to seek input from an independent compensation consultant.

Perquisites and Other Benefits

We also provide other benefits to our named executive officers that are not tied to any formal individual or company performance criteria and are intended to be part of a competitive overall compensation program. For 2006, these benefits primarily included payment of term life insurance premiums, reimbursement of certain commuting costs, and an annual executive physical examination.

Severance Agreements

Each of our named executives officers’ employment agreement provides for severance payments if the executive’s employment with us is terminated by us without cause or if we decline to extend the executive’s term of employment. The severance payments are an important part of employment agreements designed to retain our executive officers. See “— Potential Payments Upon Termination.”

Executive Time Off

Our named executive officers are entitled to four weeks paid vacation per calendar year. Our named executive officers are expected to manage personal time off in a manner that does not impact performance or achievement of goals.

2006 Summary Compensation Table

The following table sets forth summary compensation information for the year ended December 31, 2006 for our chief executive officer, chief financial officer and each of our other three most highly compensated executive officers as of the end of the last fiscal year. We refer to these persons as our named executive officers elsewhere in this prospectus. Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of $10,000 annually.

				Non-Equity
			Stock	Incentive Plan	All Other
Name and Principal Position	Year	Salary(1)	Awards(2)	Compensation(3)	Compensation(4)	Total

Boyd Hendrickson	2006	$560,000	$19,153	$411,000	$23,335	$1,013,488
Chief Executive Officer
John E. King	2006	335,000	6,965	140,700	21,940	504,605
Chief Financial Officer
Jose Lynch	2006	460,000	15,670	317,400	25,755	818,825
President, Chief Operating Officer
Roland Rapp,	2006	335,000	6,965	184,250	21,185	547,400
General Counsel, Chief Administrative Officer
Mark Wortley,	2006	335,000	6,965	231,150	55,967	629,082
Executive Vice President and President of Ancillary Services

(1)	Includes cash and non-cash compensation earned in 2006 by the named executive officer.

(2)	The amounts shown are the amounts of compensation cost recognized by us in fiscal year 2006 related to grants of restricted stock in fiscal year 2005, as described in Statement of Financial Accounting Standards No. 123R. For a discussion of valuation assumptions, see Note 2 to our audited historical consolidated financial statements included elsewhere in this prospectus. These grants of restricted stock were made to the named executive officers in connection with the Transactions in December 2005. The compensation cost recognized by us is the amount of each grant that vested during the fiscal year 2006, representing the vesting of 25% of the total restricted stock granted. See “— Long Term Equity Incentives — Restricted Stock Awards” for a more complete description of these restricted stock awards.

(3)	The amounts shown represent the bonus performance awards earned under our 2006 Management Bonus Plan. Our 2006 Management Bonus Plan establishes threshold, target and maximum bonus payment awards to our executive officers based upon a percentage of their base salary. The goals employed for 2006 under this plan were (1) a pre-established target year over year growth in EBITDA, (2) a pre-established target working capital amount, measured as a percentage of net revenue, and (3) pre-established management objectives, individually tailored to each executive’s role. See “— Grants of Plan Based Awards” and “— Compensation Discussion and Analysis — Annual Management Bonus Plan” for a more complete description of this plan.

(4)	The amounts shown consist of our cost for the provision to the named executive officers of certain specified perquisites, as follows:

		Life
Named Executive Officer	Commuting	Insurance	Other(a)

Boyd Hendrickson	$—	$5,072	$18,263
John E. King	—	2,462	19,479
Jose Lynch	—	4,067	21,688
Roland Rapp	—	2,462	18,723
Mark Wortley	29,962	2,462	23,543

(a)	Includes $16,292 in health insurance premiums for Messrs. Hendrickson, King, Lynch and Rapp and $18,026 in health insurance premiums for Mr. Wortley that were paid by us.

Grants of Plan-Based Awards

The following table sets forth summary information regarding all grants of plan-based awards made to our named executive officers for the year ended December 31, 2006:

	Estimated Future Payouts Under
	Non-Equity Incentive Plan Awards(1)
Name	Threshold	Target	Maximum(2)

Boyd Hendrickson	$5,600	$448,000	$448,000
John E. King	$3,350	$201,000	$201,000
Jose Lynch	$4,600	$345,000	$345,000
Roland Rapp	$3,350	$201,000	$201,000
Mark Wortley	$3,350	$201,000	$201,000

(1)	The amounts shown represent potential value of performance bonus awards under our 2006 Management Bonus Plan. Awards under the plan to the named executive officers are based on three performance objectives: (1) attaining a pre-established target year over year growth in EBITDA, (2) reducing working capital amount as a percentage of net revenue as compared to the prior year, and (3) achieving pre-established management objectives, individually tailored to each executive’s role. Our chief executive officer’s target bonus for 2006 was 80% of his year-end annualized base salary; our president’s target bonus for 2006 was 75% of his year-end annualized base salary; and all other named executive officers’ target bonus for 2006 was 60% of their year-end annualized base salaries. Actual bonuses are based on our performance against targets and subject to the discretion of the compensation committee to reduce the amount payable. The amounts actually paid under these bonus plans for 2006 performance are reported in the Summary Compensation Table, under the Non-Equity Incentive Plan column. Please also see “— Compensation Discussion and Analysis — Annual Management Bonus Plan” for more details regarding this plan.

(2)	The amounts shown as maximum potential payouts represent the value of the award given to the named executive officers based upon the achievement of all stated performance objectives under the plan. Each named executive officer is also awarded additional bonus amounts if year over year growth in EBITDA rises above the pre-established targets listed in the plan. For each 1% year over year growth in EBITDA above 10%, the named executive officers are compensated as follows: Mr. Hendrickson — $11,200; Mr. Lynch — $9,200; Messrs. King and Rapp — $6,700. Mr Wortley receives $3,350 and $3,350, respectively, for each 1% year over year growth in EBITDA above 10% with respect to our EBITDA and with respect to the EBITDA of our ancillary services.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth summary information regarding the outstanding equity awards held by our named executive officers at December 31, 2006:

	Stock Awards
	Number of Shares	Market Value of
	or Units of Stock	Shares or Units of
	That Have Not	Stock That Have
Name	Vested(1)	Not Vested

Boyd Hendrickson	194,206	$1,516,749
John E. King	70,620	551,542
Jose Lynch	158,896	1,204,978
Roland Rapp	70,620	551,542
Mark Wortley	70,620	551,542

(1)	In December 2005, in connection with the Transactions, we granted restricted stock awards to our named executive officers in the following amounts: Boyd Hendrickson, 388,412 shares; Jose Lynch, 317,792 shares; John King, 141,240 shares; Roland Rapp, 141,240 shares; and Mark Wortley, 141,240 shares. As of December 31, 2006, 50% of those shares had vested. Of the remaining 50% that have not vested, one half will vest on December 27, 2007 and one half will vest on December 27, 2008.

Option Exercises and Stock Vested

The following table summarizes the vesting of stock awards for each of our named executive officers for the year ended December 31, 2006.

	Stock Awards
	Number of Shares	Value Realized on
Name	Acquired on Vesting	Vesting(1)

Boyd Hendrickson	194,206	$1,516,749
John E. King	70,620	551,542
Jose Lynch	158,896	1,204,978
Roland Rapp	70,620	551,542
Mark Wortley	70,620	551,542

(1)	Represents the value of a share of our common stock, as determined by the board of directors, on the date of vesting multiplied by the number of shares that have vested.

Potential Payments Upon Termination

Severance Agreements.  We have entered into employment agreements with each of our executive officers and certain other executives that provide certain benefits in the event of our termination of such executive officer’s employment.

Under these agreements, if we terminate an executive’s employment for cause or if we choose to not extend such executive’s employment upon the expiration of the then applicable term of employment (each a “qualifying termination”), the executive is entitled to:

•	In the case of termination without cause:

1. a lump sum cash payment equal to (i) the annual base salary such executive would have been entitled to receive had the executive continued his or her employment for, for Messrs. Hendrickson and Lynch — 24 months, and for Messrs. King, Rapp and Wortley — 18 months, following the date of termination, plus (ii) a pro-rata bonus proportionate to the number of days worked by the executive during the calendar year of the date of termination, payable when the bonus otherwise would have been payable; and

2. the premium costs for medical benefits under COBRA for the executive and any dependants, and costs for life and disability insurance (all as in effect immediately prior to the date of termination) for a period of 12 months following the date of termination; or

•	In the case of non-extension of the term of employment, a lump sum cash payment equal to (i) the salary such executive would have been entitled to receive had the executive continued his or her employment for a period of 12 months following the date of termination, plus (ii) a pro-rata bonus proportionate to the number of days worked by the executive during the calendar year of the date of termination, payable when the bonus otherwise would have been payable,

The benefits and payments described above are made conditional upon the named executive officer signing and not revoking a separation and release agreement with us.

“Cause” is generally defined as one of the following: (i) the executive’s failure to perform substantially his duties, (ii) the executive’s failure to carry out in any material respect any lawful and reasonable directive of our board of directors, (iii) the executive’s conviction of a felony, or, to the extent involving fraud, dishonesty, theft, embezzlement or moral turpitude, any other crime, (iv) the executive’s violation of a material regulatory requirement relating to us that is injurious to us in any material respect, (v) the executive’s unlawful use or possession of illegal drugs on our property or while performing such executive’s duties, (vi) the executive’s breach of his employment agreement, or (vii) the executive’s commission of an act of fraud, embezzlement, misappropriation, willful misconduct, gross negligence or breach of fiduciary duty with respect to us.

Mr. Hendrickson’s employment agreement has a term of three years, and the employment agreements of Messrs. Lynch, King, Rapp and Wortley each have a term of two years. The employment term is automatically extended for successive one-year periods unless either the executive or the company gives written notice of non-extension to the other no later than sixty days prior to the expiration of the then-applicable term.

In accordance with the requirements of the rules of the Securities and Exchange Commission, the following table presents our reasonable estimate of the benefits payable to the named executive officers under our employment agreements assuming that a qualifying termination of employment occurred on December 29, 2006, the last business day of fiscal 2006. While we have made reasonable assumptions regarding the amounts payable, there can be no assurance that in the event of a termination of employment the named executive officers will receive the amounts reflected below.

		Salary(1)	Continuation of	Total
Name	Trigger	and Bonus	Welfare Benefits(2)	Value(3)

Boyd Hendrickson	Termination of Employment	$1,568,000	$22,835	$1,590,835
	Non-extension of Term	1,008,000	—	1,008,000
John E. King	Termination of Employment	703,500	20,225	723,725
	Non-extension of Term	536,000	—	536,000
Jose Lynch	Termination of Employment	1,265,000	21,801	1,286,801
	Non-extension of Term	805,000	—	805,000
Roland Rapp	Termination of Employment	703,500	20,225	723,725
	Non-extension of Term	536,000	—	536,000
Mark Wortley	Termination of Employment	703,500	21,635	725,135
	Non-extension of Term	536,000	—	536,000

(1)	In the case of a qualifying termination, represents (i) the amount, paid in lump sum, that the executive would have been entitled to had such executive been continually employed by the company for the amount of time outlined in such executive’s employment agreement, plus (ii) a bonus increment equal the pro-rata portion of the calendar year worked by such executive prior the executive’s qualifying termination.

(2)	In the case of a qualifying termination, represents the estimated payments for continued medical, dental, vision, disability and life insurance coverage, each for a period of one year, after termination of employment.

(3)	Excludes the value to the executive of a continued right to indemnification by us and the executive’s right to continued coverage under our directors’ and officers’ liability insurance.

Existing Employment Arrangements

In connection with the closing of the Transactions, Skilled Healthcare Group entered into the following employment agreements with our Named Executive Officers.

Boyd Hendrickson.  The employment agreement with Mr. Hendrickson appoints him as our Chairman of the Board and Chief Executive Officer from December 27, 2005 through December 27, 2008, whereupon the agreement is automatically extended for successive one-year periods until written notice of non-extension is given by either us or Mr. Hendrickson no later than 60 days prior to the expiration of the then applicable term. Under the agreement, Mr. Hendrickson is entitled to receive an annual base salary of $560,000. The employment agreement also provides that Mr. Hendrickson is entitled to participate in our Restricted Stock Plan, under which he received 388,412 shares of common stock. In addition to his base salary, Mr. Hendrickson is eligible to participate in an annual performance-based bonus plan established by our board of directors. If we terminate Mr. Hendrickson’s service with us without “cause” (as defined in the agreement), Mr. Hendrickson is entitled to a lump sum in an amount equal to two times his annual base salary, a pro-rated bonus based on the number of days that have elapsed in the year and 12 months of continued medical coverage. If we notify Mr. Hendrickson of our non-extension of the agreement, Mr. Hendrickson is entitled to a pro-rated bonus based on the number of days that have elapsed in the year and a lump sum in an amount equal to his annual base salary. Mr. Hendrickson is subject to a two-year non-compete and non-solicit following the termination of his employment.

Jose Lynch.  The employment agreement with Mr. Lynch appoints him as our President and Chief Operating Officer from December 27, 2005 through December  27, 2007, whereupon the agreement is automatically extended for successive one-year periods until written notice of non-extension is given by either us or Mr. Lynch no later than 60 days prior to the expiration of the then applicable term. Under the agreement, Mr. Lynch is entitled to receive an annual base salary of $460,000. The employment agreement also provides that Mr. Lynch is entitled to participate in our Restricted Stock Plan, under which he received 317,792 shares of our common stock. In addition to his base salary, Mr. Lynch is eligible to participate in an annual performance-based bonus plan established by our board of directors. If we terminate Mr. Lynch’s service with us without “cause” (as defined in the agreement), he will be entitled to receive a sum equal to two times his annual base salary, a pro-rated bonus based on the number of days that have elapsed in the year and 12 months of continued medical coverage. If we choose to notify Mr. Lynch of our non-extension of the agreement, Mr. Lynch is entitled to a pro-rated bonus based on the number of days that have elapsed in the year and a lump sum in an amount equal to his annual base salary. Mr. Lynch is subject to a two-year non-compete and non-solicit following the termination of his employment.

John E. King.  The employment agreement with Mr. King appoints him as our Chief Financial Officer from December 27, 2005 through December 27, 2007, whereupon the agreement is automatically extended for successive one-year periods until written notice of non-extension is given by either us or Mr. King no later than 60 days prior to the expiration of the then applicable term. Under the agreement, Mr. King is entitled to receive an annual base salary of $335,000. The employment agreement also provides that Mr. King is entitled to participate in our Restricted Stock Plan, under which he received 141,240 shares of our common stock. In addition to his base salary, Mr. King is eligible to participate in an annual performance-based bonus plan established by our board of directors. If we terminate Mr. King’s service with us without “cause” (as defined in the agreement), he will be entitled to receive a sum equal to one and a half times his annual base salary, a pro-rated bonus based on the number of days that have elapsed in the year and 12 months of continued medical coverage. If we choose to notify Mr. King of our non-extension of the agreement, Mr. King is entitled to a pro-rated bonus based on the number of days that have elapsed in the year and a lump sum in an amount equal to his annual base salary. Mr. King is subject to a two-year non-compete and non-solicit following the termination of his employment.

Roland Rapp.  The employment agreement with Mr. Rapp appoints him as our General Counsel, Secretary and Chief Administrative Officer from December 27, 2005 through December 27, 2007, whereupon the agreement is automatically extended for successive one-year periods until written notice of non-extension is given by either us or Mr. Rapp no later than 60 days prior to the expiration of the then applicable term. Under the agreement, Mr. Rapp is entitled to receive an annual base salary of $335,000. The employment agreement also provides that Mr. Rapp is entitled to participate in our Restricted Stock Plan, under which he received 141,240 shares of our common stock. In addition to his base salary, Mr. Rapp is eligible to participate in an annual performance-based bonus plan established by our board of directors. If we terminate Mr. Rapp’s service with us without “cause” (as defined in the agreement), he will be entitled to receive a sum equal to one and a half times his annual base salary, a pro-rated bonus based on the number of days that have elapsed in the year and 12 months of continued medical coverage. If we choose to notify Mr. Rapp of our non-extension of the agreement, Mr. Rapp is entitled to a pro-rated bonus based on the number of days that have elapsed in the year and a lump sum in an amount equal to his annual base salary. Mr. Rapp is subject to a two-year non-compete and non-solicit following the termination of his employment.

Mark Wortley.  The employment agreement with Mr. Wortley appoints him as Executive Vice President and President of Ancillary Subsidiaries from December 27, 2005 through December 27, 2007, whereupon the agreement is automatically extended for successive one-year periods until written notice of non-extension is given by either us or Mr. Wortley no later than 60 days prior to the expiration of the then applicable term. Under the agreement, Mr. Wortley is entitled to receive an annual base salary of $335,000. The employment agreement also provides that Mr. Wortley is entitled to participate in our Restricted Stock Plan, under which he received 141,240 shares of our common stock. In addition to his base salary, Mr. Wortley is eligible to participate in an annual performance-based bonus plan established by our board of directors. If we terminate Mr. Wortley’s service with us without “cause” (as defined in the agreement), he will be entitled to receive a sum equal to one and a half times his annual base salary, a pro-rated bonus based on the number of days that have elapsed in the year and 12 months of continued medical coverage. If we choose to notify Mr. Wortley of our non-extension of the agreement, Mr. Wortley is entitled to a pro-rated bonus based on the number of days that have elapsed in the year and a lump sum in an amount equal to his annual base salary. Mr. Wortley is subject to a two-year non-compete and non-solicit following the termination of his employment.

Restricted Stock Plan

Our board of directors has adopted the SHG Holding Solutions Restricted Stock Plan, as amended, or the Restricted Stock Plan. The aggregate number of shares of class B common stock issued under the Restricted Stock Plan was 1,324,129 shares as of December 31, 2006. No new shares of common stock are available for issuance under the Restricted Stock Plan. To date, restricted shares granted under the Restricted Stock Plan vest (i) 25% on the date of grant and (ii) 25% on each of the first three anniversaries of the date of grant, unless the recipient ceases or has ceased to be an employee of or consultant of ours or any of our subsidiaries on the relevant anniversary date. In addition, all restricted shares will vest in the event that a third party acquires (i) enough of our capital stock to elect a majority of our board of directors or (ii) all or substantially all of our and our subsidiaries assets.

Restricted Stock Issuances Prior to the Transactions

Effective March 8, 2004, we entered into restricted stock agreements with four executive officers, Messrs. Hendrickson, Lynch, Rapp and our former Chief Financial Officer. We entered into the restricted stock agreement for each executive in connection with the execution of the employment agreement with each executive. Pursuant to the employment agreements and subject to the restricted stock agreements, we sold 39,439, 19,719 and 6,573 shares of our restricted non-voting class B common stock (as governed by our then effective certificate of incorporation) to Messrs. Hendrickson, Lynch and Rapp, respectively, for $0.05 per share, subject to related restricted stock purchase agreements. The fair market value of each share of our class B common stock on March 8, 2004 was determined by our board of directors to be $0.05 per share, resulting in no value of the award as of the grant date.

The shares were subject to vesting upon certain terminations of service and certain liquidity events. Upon the consummation of the Transactions, all such shares of restricted non-voting class B common stock vested in full and converted on a one for one basis into shares of class A common stock (as governed by our then effective certificate of incorporation) and were valued in the Transactions at $7.3 million, $3.7 million and $1.2 million for Messrs. Hendrickson, Lynch and Rapp, respectively. In the Transactions, each executive rolled over at least one-half of the after-tax proceeds from these amounts as an investment in us. As of December 31, 2004, the unvested restricted shares of Messrs. Hendrickson, Lynch and Rapp had a value of $1.4 million, $0.7 million and $0.2 million, respectively, based on the then fair market value of a share of class B common stock (as governed by our then effective certificate of incorporation) of $35.40, less the $0.05 purchase price per share paid.

2007 Incentive Award Plan

We have adopted a 2007 Incentive Award Plan, or the 2007 plan, that will become effective prior to our initial public offering upon approval by our stockholders. The principal purpose of the 2007 plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2007 plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

The principal features of the 2007 plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2007 plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration.  The compensation committee of our board of directors will administer the 2007 plan unless our board of directors assumes authority for administration. The compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company, to a committee consisting of one or more members of our board of directors or one or more of our officers. The full board of directors will administer the 2007 plan with respect to awards to non-employee directors.

Subject to the terms and conditions of the 2007 plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, to revise awards and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2007 plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2007 plan.

The Securities Authorized.  Under the 2007 plan, 1,123,181 shares of our common stock are authorized for issuance. The following counting provisions will be in effect for the share reserve under the 2007 plan:

•	to the extent that an award terminates, expires, lapses or is forfeited for any reason, any shares subject to the award at such time will be available for future grants under the 2007 plan;

•	to the extent any shares of restricted stock are surrendered by the holder or repurchased by us, such shares may again be granted or awarded under the 2007 plan;

•	to the extent shares are tendered or withheld to satisfy the exercise price or tax withholding obligation with respect to any award under the 2007 plan, such tendered or withheld shares will not be available for future grants under the 2007 plan;

•	the payment of dividend equivalents in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2007 plan; and

•	to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2007 plan.

No individual may be granted stock-based awards under the 2007 plan covering more than 561,000 shares in any calendar year.

Eligibility.  Awards under the 2007 plan may be granted to individuals who are then our non-employee directors, officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Only employees may be granted incentive stock options, or ISOs.

Awards.  The 2007 plan provides that the administrator may grant or award stock options, stock appreciation rights, or SARs, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards and stock payments. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified Stock Options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQSOs may be granted for any term specified by the administrator, but may not exceed ten years. The administrator may accelerate the period during which an NQSO vests.

•	Incentive Stock Options will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2007 plan provides that the exercise price must be at least 110% of the fair market value of a share of our common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•	Restricted Stock may be awarded with or without payment, and are made subject to such restrictions as may be determined by the administrator, including continued employment or satisfaction of performance criteria or other criteria established by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are terminated or expire. Holders of restricted stock, unless otherwise provided by the administrator, will generally have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

•	Restricted Stock Units are typically awarded without payment of consideration, but subject to vesting conditions based on continued employment or service or on satisfaction or performance criteria or other criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are terminated or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested and the shares have been issued, which may be after a deferral period. Recipients of restricted stock units generally will have no voting or dividend rights prior to the time when the shares are issued.

•	Deferred Stock Awards represent the right to receive shares of our common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

•	Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2007 plan must be at least 100% of the fair market value of a share of our common stock on the date of grant, and have a maximum term of 10 years. SARs under the 2007 plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

•	Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant. Dividend equivalents may be settled in cash or shares of our common stock, or a combination of both, and at such times as determined by the administrator.

•	Performance Awards may be granted based upon, among other things, the contributions or responsibilities of the recipient, individual or corporate goals, performance criteria or other criteria, as determined appropriate by the administrator. These awards may be paid in cash or in shares of our common stock, or in a combination of both, at the election of the administrator. Performance awards may also include bonuses granted by the administrator, which may be payable in cash or in shares of our common stock, or in a combination of both upon the attainment of specified performance goals.

•	Stock Payments may be authorized in the form of common stock or an option or other right to purchase common stock, as part of a deferred compensation arrangement, in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director, or otherwise.

•	Section 162(m) “Performance-Based Awards” may be granted to employees who the administrator has designated as participants whose compensation for a given fiscal year may be subject to the limit on deductible compensation imposed by Section 162(m) of the Code. The administrator may grant to such persons and other eligible persons awards under the 2007 plan that are paid, vest or become exercisable upon the achievement of specified performance goals which are related to one or more of the following performance criteria, as applicable to us, on an overall basis, or any division, business unit or individual:

•	net earnings (either before or after interest, taxes, depreciation and amortization);

•	gross or net sales or revenue;

•	net income (either before or after taxes);

•	operating earnings;

•	cash flow (including, but not limited to, operating cash flow and free cash flow);

•	return on assets;

•	return on capital;

•	return on stockholders’ equity;

•	return on sales;

•	gross or net profit or operating margin;

•	costs;

•	funds from operations;

•	expense;

•	working capital;

•	earnings per share;

•	price per share of our common stock;

•	FDA or other regulatory body approval for commercialization of a product;

•	implementation or completion of critical projects; and

•	market share.

Achievement of each performance criteria will be determined in accordance with generally accepted accounting principles to the extent applicable.

Adjustments of Awards.  In the event of any dividend or other distribution, recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of our assets, or exchange of our common stock or other securities, issuance of warrants or other rights to purchase our common stock or other securities, or other similar corporate transaction or event, then the administrator shall make proportionate adjustments to any or all of:

•	the number and kind of shares of our common stock (or other securities or property) with respect to which awards may be granted or awarded under the 2007 plan;

•	the maximum number and kind of shares of our common stock which may be issued under the 2007 plan;

•	the number and kind of shares of our common stock subject to outstanding awards;

•	the number and kind of shares of our common stock (or other securities or property) for which automatic grants are subsequently to be made to new and continuing non-employee directors; and

•	the grant or exercise price with respect to any award.

Change of Control.  In the event of a change in control where the acquiror does not assume or substitute awards granted under the 2007 plan, the administrator may cause any or all awards to become fully exercisable immediately prior to the consummation of the transaction and all forfeiture restrictions on any of the awards to lapse.

Amendment and Termination.  The administrator may amend, modify, suspend or terminate the 2007 plan at any time, except that the administrator must obtain approval of our stockholders within twelve months before or after such action:

•	to increase the maximum number of shares of our common stock that may be issued under the 2007 plan;

•	to decrease the exercise price of any outstanding option or SAR granted under the 2007 plan; or

•	if required by applicable law (including any applicable stock exchange or national market system requirement).

Effective and Expiration Date.  The 2007 plan will become effective upon approval of the plan by our stockholders. The 2007 plan will expire on, and no option or other award may be granted pursuant to the 2007 plan after ten years after the effective date of the 2007 plan.

Registration of Shares on Form S-8.  We intend to file with the Securities and Exchange Commission a registration statement on Form S-8 covering the sale of the shares of our common stock issuable under the 2007 plan.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock and preferred stock as of May 4, 2007:

•	each of our Named Executive Officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our common stock and preferred stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by that person.

Percentage of beneficial ownership is based on 12,636,079 shares of common stock and 22,312 shares of preferred stock outstanding as of May 4, 2007.

	Shares Beneficially Owned
	Common(1)			Preferred(2)
Name of Beneficial Owner	Number		Percentage	Number	Percentage

Five percent stockholders:
Onex(3)	10,515,177		83.2%	20,740	93.0%
Directors and Named Executive Officers:
Boyd Hendrickson	565,862	(4)	4.5%	350	1.6%
Jose Lynch	388,265	(5)	3.1%	139	*
Robert M. Le Blanc	10,515,177	(6)	83.2%	20,740	93.0%
Michael E. Boxer	10,140		*	20	*
John M. Miller, V	2,535		*	5	*
Glenn S. Schafer	2,535		*	5	*
William Scott	25,350		*	50	*
John E. King	202,080	(7)	1.6%	120	*
Roland Rapp	181,800	(8)	1.4%	80	*
Mark Wortley	156,450	(9)	1.2%	30	*
Executive officers and directors as a group (12 persons)	12,120,814	(10)	95.9%	21,539	96.5%

*	Less than 1%.

(1)	Does not reflect shares of common stock to be received upon conversion of preferred shares because the conversion ratio is currently indeterminable.

(2)	If the company completes its proposed initial public offering, each share of preferred stock will convert into the number of shares of common stock equal to its liquidation value at the time of conversion plus accrued dividends, divided by the public offering price per share of common stock.

(3)	Onex Corporation, 161 Bay Street, Toronto, Canada, M5J 2S1. Onex Corporation is the direct parent company of Onex Partners GP, Inc. Onex Partners GP, Inc. is the general partner of Onex Partners GP LP, which is the general partner of Onex Partners LP. Onex Corporation is also the sole member of Onex Partners LLC, which is the general partner of Onex US Principals LP. Onex is also the sole member of Onex American Holdings II LLC, which is the sole member of Skilled Executive Investco LLC. Each of Onex Partners LP, Onex US Principals LP, Onex American Holdings II LLC and Skilled Executive Investco LLC own shares in us. Onex Corporation’s board of directors are Daniel C. Casey, Peter C. Goodsoe, Serge Gouin, Brian M. King, John B. McCoy, J. Robert S. Prichard,

Heather M. Reisman, Gerald W. Schwartz and Arni C. Thorsteinson. Mr. Schwartz is also the Chairman, President and Chief Executive Officer of Onex Corporation and owns shares representing a majority of the voting rights of the shares of Onex Corporation and as such has voting and investment power with respect to, and accordingly may be deemed to own beneficially, all of the shares of our common stock owned beneficially by Onex Corporation. Each of Onex Corporation’s board members disclaim beneficial ownership of the shares beneficially owned by Onex, other than to the extent they have a direct pecuniary interest therein.

(4)	Includes 194,206 shares of unvested restricted stock as of May 4, 2007.

(5)	Includes 158,896 shares of unvested restricted stock as of May 4, 2007.

(6)	Mr. Le Blanc has served as Managing Director of Onex Investment Corp., an affiliate of Onex Corporation, a diversified industrial corporation, since 1999. As a result, Mr. Le Blanc may be deemed to beneficially own the shares of common stock directly held by Onex.

(7)	Includes 70,620 shares of unvested restricted stock as of May 4, 2007.

(8)	Includes 70,620 shares of unvested restricted stock as of May 4, 2007.

(9)	Includes 70,620 shares of unvested restricted stock as of May 4, 2007.

(10)	Includes in the aggregate, 600,272 shares of which are unvested as of May 4, 2007.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policy Regarding Related Party Transactions

We recognize that related party transactions present a heightened risk of conflicts of interest and in connection with our initial public offering, have adopted a policy to which all related party transactions shall be subject. Pursuant to the policy, the audit committee of our board of directors will review the relevant facts and circumstances of all related party transactions, including, but not limited to, (i) whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and (ii) the extent of the related party’s interest in the transaction. Pursuant to the policy, no director may participate in any approval of a related party transaction to which he or she is a related party.

The audit committee will then, in its sole discretion, either approve or disapprove the transaction. If advance audit committee approval of a transaction is not feasible, the transaction may be preliminarily entered into by management, subject to ratification of the transaction by the audit committee at the committee’s next regularly scheduled meeting. If at that meeting the committee does not ratify the transaction, management shall make all reasonable efforts to cancel or annul such transaction.

Certain types of transactions, which would otherwise require individual review, have been pre-approved by the audit committee. These types of transactions include, for example, (i) compensation to an officer or director where such compensation is required to be disclosed in our proxy statement, (ii) transactions where the interest of the related party arises only by way of a directorship or minority stake in another organization that is a party to the transaction and (iii) transactions involving competitive bids or fixed rates.

The Transactions

On December 27, 2005 we acquired our predecessor company, named Skilled Healthcare Group, Inc. We describe this transaction in greater detail under “The Transactions.”

Agreement with Onex Partners Manager LP

Upon completion of the Transactions, we entered into an agreement with Onex Partners Manager LP, or Onex Manager, a wholly-owned subsidiary of Onex Corporation. In exchange for providing us with corporate finance and strategic planning consulting services, we pay Onex Manager an annual fee of $0.5 million. We will reimburse Onex Manager for out-of-pocket expenses incurred in connection with the provision of services pursuant to the agreement, and reimbursed Onex for out-of-pocket expenses incurred in connection with the Transactions.

Stockholders’ Agreement

Simultaneous with the completion of the Transactions, all of our current stockholders, including Onex and its affiliates, entered into an investor stockholders’ agreement. Under this agreement, our current stockholders have agreed to vote their shares on matters presented to the stockholders as specifically provided in the investor stockholders’ agreement, or, if not so provided, in the same manner as Onex. In particular, each non-Onex party agreed to vote all of their shares to elect to our board of directors such individuals as may be designated by Onex from time to time. Robert M. Le Blanc has been designated to serve on our board of directors by Onex. Following our initial public offering, each non-Onex party to the agreement may sell up to a certain percentage of the shares held by it on the date of that offering, with such percentage increasing each year; provided, however, that if at any time Onex shall have sold a greater percentage of the shares it held on the date of that offering, then each non-Onex stockholder shall have the right to sell up to the same percentage of its shares.

Leased Facilities

Our former chief executive officer (who was also a member of our board of directors during 2005) and his wife (who is also our former executive vice president and chief operating officer) own the real estate for four of our leased facilities. This real estate has not been included in the financial statements for any of the years presented in this prospectus. Lease payments to these parties under operating leases for these facilities for 2005, 2004 and 2003 were $2.2 million, $2.1 million and $1.9 million, respectively. Upon the completion of the Transactions, these individuals no longer had any related party interests in us.

Notes Receivable

We had a limited recourse promissory note receivable from William Scott, a current member of our board of directors, in the principal amount of approximately $2.5 million with an interest rate of 5.7%. The note was issued in April 1998 and was due on the earlier of April 15, 2007 or the sale by Mr. Scott of 20,000 shares of our common stock pledged as security for the note. We had recourse for payment up to $1.0 million of the principal amount of the note. We forgave the entire remaining balance of $2.5 million, together with approximately $1.3 million of accrued and unpaid interest, due under this note upon the closing of the Transactions in consideration for prior service provided by Mr. Scott.

Agreement with Executive Search Solutions

On May 1, 2005, we entered into an employee placement agreement with Executive Search Solutions, LLC, a provider of recruiting services to the healthcare services industry, under which we pay Executive Search Solutions $12,085 a month to provide us with qualified candidates based on our specified criteria for positions including director of nursing, business office manager and nursing home administrator and overhead positions at a director level or above. We also pay Executive Search Solutions a per hire fee of $500 and $1,500 for each licensed nurse, and each nursing department head, respectively, that we hire as a result of Executive Search Solutions’ services. In addition, Hallmark will pay $2,750, $3,400 and $6,000 to Executive Search Solutions for each assistant, therapist and regional office director, respectively, that Hallmark hires as a result of Executive Search Solutions’ services. The term of the agreement began on May 1, 2005 and ended on April 30, 2007. We may terminate the agreement if Executive Search Solutions fails to perform under the agreement and fails to rectify its performance within 90 days after written notice. Our Chief Executive Officer, Boyd Hendrickson, and our President, Jose Lynch, each hold a beneficial ownership interest of 30.0% of Executive Search Solutions. In the three months ended March 31, 2007 and in 2006 and 2005, we paid Executive Search Solutions $12,220, $156,576 and $82,000, respectively.

Employment Agreements

We have employment agreements and restricted stock agreements with each of our Named Executive Officers. See “Executive Compensation — Existing Employment Arrangements” and “Executive Compensation — SHG Holding Solutions Restricted Stock Plan.”

DESCRIPTION OF CREDIT FACILITY

Senior Secured Credit Facility

In connection with the Transactions, we entered into a second amended and restated first lien senior secured credit facility with a syndicate of financial institutions led by Credit Suisse, Cayman Islands Branch as administrative agent and collateral agent. The first lien senior secured credit facility provides for up to $334.4 million of financing, consisting of a $259.4 million term loan with a maturity of June 15, 2012 and a $75.0 million revolving credit facility with a maturity of June 15, 2010. The revolving credit facility also includes a subfacility for letters of credit and a swing line subfacility. The full amount of the loans outstanding under the subfacilities are due on the maturity date for the revolving credit facility.

Amounts borrowed under the term loan are due in quarterly installments of $650,000, with the remaining principal amount due on the maturity date for the term loan.

As of March 31, 2007 we have letters of credit outstanding in the approximate amount of $4.2 million, which count as borrowings under our revolver, and revolving credit loans outstanding of $55.0 million.

First Amendment to the Senior Secured Credit Facility

Effective January 31, 2007, we entered into a first amendment to the second amended and restated first lien credit agreement, or the first amendment, with the following revisions:

•	for term loans, a reduction of the applicable margins over our interest rates of 0.5%, as described below under “— Interest Rates and Fees”;

•	the ability to receive for further reductions of the applicable margins based upon favorable ratings from certain debt rating agencies upon consummation of our sale of our common stock in initial public offering and the issuance of new ratings from those agencies;

•	an allowance for the net proceeds from an initial public offering of our common stock to be applied to prepay the term loans including our revolving credit facility, to be the lesser of (i) 50% of such net proceeds or (ii) the excess of such net proceeds over the amount to prepay $70.0 million of the 11% senior subordinated notes, plus accrued interest and any prepayment premium as described below under “Description of Exchange Notes”;

•	approval the merger of our predecessor company with and into us, and the change of our name from SHG Holding Solutions, Inc. to Skilled Healthcare Group, Inc.;

•	revision of certain covenants and reporting requirements.

Interest Rates and Fees

The term loans and revolving loans under the first lien credit facility bear interest on the outstanding unpaid principal amount at a rate equal to an applicable margin (as described below) plus, at our option, either

•	a base rate determined by reference to the higher of the prime rate announced by Credit Suisse and the federal funds rate plus one-half of 1.0%; or

•	a reserve adjusted Eurodollar rate.

For term loans the applicable margin is 1.25% for base rate loans and 2.25% for Eurodollar rate loans, as amended in the first amendment. For revolving loans the applicable margin ranges from 1.00% to 1.75% for base rate loans and 2.00% to 2.75% for Eurodollar loans, in each case based on our consolidated leverage ratio. Loans under the swing line subfacility bear interest at the rate applicable to base rate loans under the revolving credit facility. For the first three months of 2007, the average interest rate applicable to base rate term loans and Eurodollar rate term loans was 9.5% and 7.8%, respectively. For 2006, the average interest rate applicable to base rate term loans and Eurodollar rate term loans was 9.9% and 7.9%, respectively. For the first three months of 2007, the average interest rate applicable to revolving loans was 8.7%. For 2006, the average interest rate applicable to revolving loans was 9.6%.

We are also obligated to pay commitment fees on the unused portion of the revolving credit facility, of 0.375% to 0.50% per annum, depending on our consolidated leverage ratio. For purposes of this calculation, swing line loans are not treated as usage of the revolving credit facility.

Prepayments

Subject to certain exceptions, loans under the first lien secured credit facility, as amended, are required to be prepaid with:

•	100% of net proceeds from any asset sale by us or our subsidiaries not reinvested in productive assets within 270 days;

•	100% of the net proceeds from any insurance or condemnation award received by us or our subsidiaries not reinvested in productive assets within 270 days;

•	50% (reduced to 25% if our consolidated leverage ratio is less than 3.00 to 1.00) of the net proceeds resulting from issuance of any equity interests, or from any capital contribution to us by any holder of our equity interests, excluding proceeds from:

•	stock option or other management compensation plans for officers, directors and employees;

•	issuances of equity to us or our subsidiaries;

•	certain other limited offerings;

•	of the net proceeds resulting from the consummation of an initial public offering of our common stock, the lesser of (i) 50% of the net proceeds or (ii) the excess of such net proceeds over the amount to prepay $70.0 million of the 11% senior subordinated notes, plus accrued interest and any prepayment premium as described below under “Description of Exchange Notes”;

•	100% of the net proceeds from the issuance of certain indebtedness by us or our subsidiaries, excluding indebtedness permitted to be incurred under the first lien secured credit facility; and

•	50% (reduced to 25% if the consolidated leverage ratio is less than 3.00 to 1.00) of excess cash flow for any year, commencing in 2006.

Security and Guarantees

Our obligations under the first lien senior credit facilities are guaranteed by each of our direct and indirect wholly-owned domestic subsidiaries, excluding our captive insurance subsidiary. All obligations under the first lien senior credit facilities and the related guarantees are secured by a perfected first priority lien or security interest in substantially all of our and our direct and indirect wholly-owned subsidiaries’, excluding our captive insurance subsidiary’s, tangible and intangible assets, including intellectual property, real property and all of the capital stock or other equity interests of each of our direct and indirect wholly-owned domestic subsidiaries, excluding our captive insurance subsidiary.

Covenants

The first lien secured credit facility contains customary affirmative and negative covenants, including limitations on indebtedness; limitations on liens and negative pledges; limitations on investments, loans, advances and acquisitions; limitations on guarantees and other contingent obligations; limitations on dividends and other payments in respect of capital stock and payments or repayments of subordinated debt; limitations on mergers, consolidations, liquidations and dissolutions; limitations on sales of assets; limitations on transactions with stockholders and affiliates; limitations on sale and leaseback transactions; limitations on changes in lines of business; and limitations on optional payments and modifications of subordinated and other debt instruments. In addition, the credit agreement contains financial covenants, including with respect to minimum interest coverage ratio, maximum leverage ratio and maximum capital expenditures.

Events of Default

Events of default under the first lien secured credit facility include, among others, nonpayment of principal when due; nonpayment of interest, fees or other amounts; cross-defaults; covenant defaults; material inaccuracy of representations and warranties; bankruptcy events with respect to us, or any of our material subsidiaries; material unsatisfied or unstayed judgments; order of dissolution of us, or any of our material subsidiaries; certain ERISA events; a change of control; actual or asserted invalidity of any guarantee or security document or security interest; or failure to maintain material health care authorizations.

THE TRANSACTIONS

On December 27, 2005 we acquired our predecessor company, named Skilled Healthcare Group, Inc. Certain members of our senior management team and Baylor Health Care System, which we refer to collectively as the rollover investors, agreed to roll over amounts that they would otherwise receive in the merger as an investment in our equity. Members of our senior management team agreed to roll over at least one-half of the after tax amount they would otherwise receive in the merger and Baylor agreed to roll over approximately $3.8 million of its equity interest in our predecessor company. For purposes of the rollover investments, shares of our predecessor company’s common stock were valued at the same per share price as would have been payable for such shares in the merger. Immediately after the merger, Onex and its associates, on the one hand, and the rollover investors, on the other hand, held approximately 95% and 5%, respectively, of our outstanding capital stock, not including restricted stock to be issued to management at the time of the transaction.

Concurrently with the consummation of the transactions contemplated by the merger agreement:

•	Onex made an equity investment in us of approximately $211.3 million in cash;

•	the rollover investors made an equity investment in us of approximately $1.5 million in cash through settlement of a bonus payable and $10.1 million in rollover equity;

•	our predecessor company assumed $200.0 million aggregate principal amount of senior subordinated notes issued in connection with the merger;

•	our predecessor company paid cash merger consideration of $240.8 million to our then-existing stockholders (other than, to the extent of their rollover investment, the rollover investors) and option holders;

•	our predecessor company amended its existing first lien senior secured credit facility to provide for a rollover of its existing $259.4 million term loan and an increase in its revolving credit facility from $50.0 million to $75.0 million;

•	our predecessor company repaid in full its $110.0 million second lien senior secured credit facility;

•	our predecessor company paid accrued interest on its second lien senior secured credit facility;

•	we increased the cash on our balance sheet by $35.2 million; and

•	we paid approximately $19.2 million of fees and expenses, including placement and other financing fees, and other transaction costs and professional expenses.

We refer to the transactions contemplated by the merger agreement, along with the equity contributions, the financings and use of proceeds and related transactions listed above, collectively, as the “Transactions.”

DESCRIPTION OF EXCHANGE NOTES

General

The private notes are governed by and the exchange notes will be governed by an indenture among SHG Acquisition Corp., Skilled Healthcare Group, Inc., certain of Skilled Healthcare Group, Inc.’s subsidiaries, and Wells Fargo Bank National Association, as trustee. Skilled Healthcare Group, Inc. assumed all of the obligations under the indenture and the private notes from SHG Acquisition Corp. in connection with the Transactions. The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

Certain terms used in this description are defined under the subheading “— Certain Definitions.” In this description, the word “Company” and references to “we,” “our,” and “us” refer to Skilled Healthcare Group, Inc. and not to any of its subsidiaries. As used in this section, the terms “note” and “notes” refer to the exchange notes.

The following description is only a summary of the material provisions of the Indenture. The exchange notes are identical in all material respects to the terms of the private notes, except that the registration rights and related additional interest provisions, and the transfer restrictions that apply to the private notes, do not apply to the exchange notes. We urge you to read the Indenture because it, not this description, defines your rights as holders of the exchange notes.

The Exchange Notes:

•	will be unsecured senior subordinated obligations of the Company;

•	will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company;

•	will be senior in right of payment to any future Subordinated Obligations of the Company; and

•	will be guaranteed by each Subsidiary Guarantor.

Each Guarantee of the exchange notes:

•	will be an unsecured, senior subordinated obligation of such guarantor;

•	will be subordinated in right of payment to all existing and future senior indebtedness of such guarantor; and

•	will be senior in right of payment to any future subordinated obligations.

Principal, Maturity and Interest

The Company will issue the notes initially with a maximum aggregate principal amount of $200 million. The Company will issue the notes in denominations of $2,000 and any greater integral multiple of $1,000. The notes will mature on January 15, 2014. Subject to our compliance with the covenant described under the subheading “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”, we are permitted to issue more notes from time to time under the Indenture (the “Additional Notes”). The notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of Exchange Notes”, references to the notes include any Additional Notes actually issued.

Interest on the notes will accrue at the rate of 11% per annum and will be payable semiannually in arrears on January 15 and July 15, commencing on July  15, 2006. We will make each interest payment to the Holders of record of these notes on the immediately preceding January 1 and July 1.

Interest on the notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

Except as set forth below, we will not be entitled to redeem the notes at our option prior to January 15, 2010.

On and after January 15, 2010, we will be entitled at our option to redeem all or a portion of these notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on January 15 of the years set forth below:

Redemption
Period	Price

2010	105.50%
2011	102.75%
2012 and thereafter	100.00%

Prior to January 15, 2009, we will be entitled at our option on one or more occasions to redeem notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the notes (which includes Additional Notes, if any) issued at a redemption price (expressed as a percentage of principal amount) of 111.00%, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more Public Equity Offerings; provided, however, that:

(1) at least 65% of such aggregate principal amount of notes (which includes Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than notes held, directly or indirectly, by the Company or its Affiliates); and

(2) each such redemption occurs within 90 days after the date of the related Public Equity Offering.

Prior to January 15, 2010, we will be entitled at our option to redeem all, but not less than all, of the notes at a redemption price equal to 100% of the principal amount of the notes plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date.

“Applicable Premium” means with respect to a Note at any redemption date, the greater of (1) 1.00% of the principal amount of such Note and (2) the excess of (A) the present value at such redemption date of (i) the redemption price of such Note on January 15, 2010 (such redemption price being described in the second paragraph in this “— Optional Redemption” section exclusive of any accrued interest) plus (ii) all required remaining scheduled interest payments due on such Note through January 15, 2010 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such Note on such redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after January 15, 2010, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date, in each case, plus 0.50%.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes from the redemption date to January 15, 2010, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to January 15, 2010.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (2) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Trustee, Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by the Trustee after consultation with the Company.

“Reference Treasury Dealer” means Credit Suisse First Boston LLC and its successors and assigns, JPMorgan Securities Inc. and its successors and assigns and one other nationally recognized investment banking firm selected by the Company that is a primary U.S. Government securities dealers.

“Reference Treasury Dealer Quotations” means with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day immediately preceding such redemption date.

Selection and Notice of Redemption

If we are redeeming less than all the notes at any time, the Trustee will select notes on a pro rata basis to the extent practicable.

We will redeem notes of $2,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

We are not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, we may be required to offer to purchase notes as described under the captions “— Change of Control” and “— Certain Covenants — Asset Sales.” We may at any time and from time to time purchase notes in the open market or otherwise.

Guaranties

The Subsidiary Guarantors will jointly and severally guarantee, on a senior subordinated basis, our obligations under these notes. The obligations of each Subsidiary Guarantor under its Subsidiary Guaranty will be limited as necessary to prevent that Subsidiary Guaranty from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Federal and State statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from our subsidiary guarantors.”

Each Subsidiary Guarantor that makes a payment under its Subsidiary Guaranty will be entitled upon payment in full of all guarantied obligations under the Indenture to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

Pursuant to the Indenture, (A) a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “— Certain Covenants — Merger, Consolidation or Sale of Assets” and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under “— Certain Covenants — Asset Sales”; provided, however, that, in the case of a consolidation, merger or transfer of all or substantially all the assets of such Subsidiary Guarantor, if such other Person is not the Company, or a Subsidiary Guarantor, such Subsidiary Guarantor’s obligations under its Subsidiary Guaranty must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

(1) the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary; or

(2) the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

in each case other than to the Company or a Subsidiary of the Company and as permitted by the Indenture and if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations described below under “— Certain Covenants — Asset Sales” in respect of such disposition. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guaranty will be released from its obligations thereunder.

The Subsidiary Guaranty of a Subsidiary Guarantor also will be released:

(1) upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary;

(2) at such time as such Subsidiary Guarantor does not have any Indebtedness outstanding that would have required such Subsidiary Guarantor to enter into a Guaranty Agreement pursuant to the covenant described under “— Certain Covenants — Future Guaranties”; or

(3) if we exercise our legal defeasance option or our covenant defeasance option as described under “— Defeasance” or if our obligations under the Indenture are discharged as provided for under “— Satisfaction and Discharge” or otherwise in accordance with the terms of the Indenture.

Ranking

Senior Indebtedness versus Notes

The payment of the principal of, premium, if any, and interest on the notes and the payment of the any Subsidiary Guaranty will be subordinate in right of payment to the prior payment in full of all Senior Indebtedness of the Company or the relevant Subsidiary Guarantor, as the case may be, including the obligations of the Company and such Subsidiary Guarantor under the Senior Credit Facilities.

As of March 31, 2007:

(1) the Company’s Senior Indebtedness was approximately $310.5 million, all of which is secured; and

(2) the Senior Indebtedness of the Subsidiary Guarantors was approximately $310.5 million, all of which is secured. Virtually all of the Senior Indebtedness of the Subsidiary Guarantors consists of their respective guaranties of Senior Indebtedness of the Company under the Senior Credit Facilities.

Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Subsidiary Guarantors may incur, under certain circumstances the amount of such

Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.”

Liabilities of Subsidiaries versus Notes

All of our operations are conducted through our subsidiaries. Our off-shore captive insurance subsidiary and our 50% owned pharmacy joint venture are not guaranteeing the notes, and, as described above under “— Guaranties”, Subsidiary Guaranties may be released under certain circumstances. In addition, our future subsidiaries may not be required to guarantee the notes. Claims of creditors of any non-guarantor subsidiaries and joint ventures, including trade creditors and creditors holding indebtedness or guarantees issued by such non-guarantor subsidiaries and joint ventures, and claims of preferred stockholders of such non-guarantor subsidiaries and joint ventures generally will have priority with respect to the assets and earnings of such non-guarantor subsidiaries and joint ventures over the claims of creditors of the Company, including Holders, even if such claims do not constitute Senior Indebtedness. Accordingly, the notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-guarantor subsidiaries and joint ventures.

Our non-guarantor subsidiary and pharmacy joint venture had aggregate consolidated liabilities, excluding liabilities owing to the Company or any Subsidiary Guarantor, as of March 31, 2007, of $4.9 million. Although the Indenture limits the incurrence of Indebtedness and issuance of Preferred Stock by certain of our subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness or Preferred Stock under the Indenture. See “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.”

Other Senior Subordinated Indebtedness versus Notes

Only Indebtedness of the Company or a Subsidiary Guarantor that is Senior Indebtedness will rank senior to the notes and the relevant Subsidiary Guaranty in accordance with the provisions of the Indenture. The notes and each Subsidiary Guaranty will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company and the relevant Subsidiary Guarantor, respectively.

We and the Subsidiary Guarantors have agreed in the Indenture that we and they will not incur any Indebtedness that is subordinate or junior in right of payment to our Senior Indebtedness or the Senior Indebtedness of such Subsidiary Guarantors, unless such Indebtedness is Senior Subordinated Indebtedness of the Company or the Subsidiary Guarantors, as applicable, or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of the Company or the Subsidiary Guarantors, as applicable. The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Payment of Notes

We are not permitted to pay principal of, premium, if any, or interest on the notes or make any deposit pursuant to the provisions described under “— Defeasance” below and may not purchase, redeem or otherwise retire any notes (collectively, “pay the notes”) (except that Holders of notes may receive and retain Permitted Junior Securities and payments made from either of the trusts described under “— Defeasance” and “— Satisfaction and Discharge”) if either of the following occurs (a “Payment Default”):

(1) any Obligation on any Designated Senior Indebtedness of the Company is not paid in full in cash when due; or

(2) any other default on Designated Senior Indebtedness of the Company occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash. Regardless of the foregoing, we are permitted to pay the notes if we and the Trustee receive written notice approving such payment from the Representatives of all Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

During the continuance of any default (other than a Payment Default) with respect to any Designated Senior Debt of the Company pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we are not permitted to pay the notes for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to us) of written notice (a “Blockage Notice”) of such default from the Representative of such Designated Senior Debt specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

(1) by written notice to the Trustee and us from the Person or Persons who gave such Blockage Notice;

(2) because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

(3) because such Designated Senior Debt has been discharged or repaid in full in cash.

Notwithstanding the provisions described in the immediately preceding paragraph, unless the holders of such Designated Senior Debt or the Representative of such Designated Senior Debt have accelerated the maturity of such Designated Senior Debt, we are permitted to resume paying the notes after the end of such Payment Blockage Period, subject however to the provisions discussed in the second preceding paragraph. The notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Debt of the Company during such period.

Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property:

(1) the holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash of such Senior Indebtedness before the Holders are entitled to receive any payment;

(2) until the Senior Indebtedness of the Company is paid in full in cash, any payment or distribution to which Holders would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that Holders may receive and retain Permitted Junior Securities and payments from either of the trusts described under “— Defeasance” and “— Satisfaction and Discharge”; and

(3) if a distribution is made to Holders that, due to the subordination provisions, should not have been made to them, such Holders are required to hold it in trust for the holders of Senior Indebtedness of the Company and pay it over to them as their interests may appear.

The subordination and payment blockage provisions described above will not prevent a Default from occurring under the Indenture upon the failure of the Company to pay interest or principal with respect to the notes when due by their terms. If payment of the notes is accelerated because of an Event of Default, the Company or the Trustee must promptly notify the holders of Designated Senior Indebtedness of the Company or the Representative of such Designated Senior Indebtedness of the acceleration. If any Designated Senior Indebtedness of the Company is outstanding, neither the Company nor any Subsidiary Guarantor may pay the notes until five Business Days after the Representatives of all the issues of such Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the notes only if the Indenture otherwise permits payment at that time.

A Subsidiary Guarantor’s obligations under its Subsidiary Guaranty are senior subordinated obligations. As such, the rights of Holders to receive payment by a Subsidiary Guarantor pursuant to its Subsidiary Guaranty will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Subsidiary Guarantor. The terms of the subordination and payment blockage provisions described above with respect to the Company’s obligations under the notes apply equally to a Subsidiary Guarantor and the obligations of such Subsidiary Guarantor under its Subsidiary Guaranty.

By reason of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Company or a Subsidiary Guarantor who are holders of Senior Indebtedness of the Company or a Subsidiary Guarantor, as the case may be, may recover more, ratably, than the Holders, and creditors of ours who are not holders of Senior Indebtedness may recover less, ratably, than holders of our Senior Indebtedness and may recover more, ratably, than the Holders.

The terms of the subordination provisions described above will not apply to payments from money or the proceeds of U.S. Government Obligations held in trust by the Trustee for the payment of principal of and interest on the notes pursuant to the provisions described under “— Defeasance.”

Book-Entry, Delivery and Form

Except as set forth below, the exchange notes will be issued in registered, global form in minimum denomination of $2,000 and integral multiples of $1,000 in excess of $2,000 (the “Global Notes”). The exchange notes will be issued at he closing of the exchange offer only against surrender of private notes.

The Depository Trust Company (“DTC”), New York, NY, will act as depository for the notes. The notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered note certificate will be issued for the notes, in the aggregate principal amount of such issue, and will be deposited with DTC.

DTC has advised us that DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of equity, corporate and municipal debt, and money market instruments that its participants (“direct participants”) deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants”).

Exchanges of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual holder of each note (“beneficial owner”) is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their exchange. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes, except in the following circumstances: (i) DTC (A) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (B) has ceased to e a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed, (ii) we, at our option, notify the Trustee in writing that we elect to cause the issuance of certificated notes, or (iii) there has occurred and is continuing a Default with respect to the

Notes. No beneficial owner of an interest in a note will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream Banking.

To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of notes may wish to take certain steps to augment transmission to them of notices of significant events with respect to the notes, such as redemptions, tenders, defaults, and proposed amendments to the security documents. For example, beneficial owners of notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to beneficial owners; in the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

Payments of the principal of, and interest on, a note will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the exchange agent on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

A beneficial owner shall give notice to elect to have its notes tendered, through its participant, to the exchange agent, and shall effect delivery of such notes by causing the direct participant to transfer the participant’s interest in the notes, on DTC’s records, to the exchange agent’s account. The requirement for physical delivery of notes in connection with a tender will be deemed satisfied when the ownership rights in the notes are transferred by direct participants on DTC’s records and followed by a book-entry credit of tendered notes to the exchange agent’s DTC account. If there is an Event of Default under the notes, the DTC will exchange the applicable global note for certificated notes, which it will distribute to participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream Banking will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream Banking, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream Banking, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparts in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream Banking, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream Banking participants may not deliver instructions directly to the depositories for Euroclear or Clearstream Banking.

Because of time zone differences, the securities account of a Euroclear or Clearstream Banking participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream Banking participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream Banking) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream Banking as a result of sales of interest in a global note by or through a Euroclear or Clearstream Banking participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream Banking cash account only as of the business day for Euroclear or Clearstream Banking following DTC’s settlement date.

Although DTC, Euroclear and Clearstream Banking are expected to follow the foregoing procedures in order to facilitate transfers of interests in a global note among participants of DTC, Euroclear and Clearstream Banking, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the exchange agent. Under such circumstances, if a successor depositary is not appointed by us within 90 days, note certificates will be printed and delivered.

We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, notes certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we takes no responsibility for the accuracy thereof.

Same Day Settlement and Payment

The Company will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Company will make all payments of principal, interest and premium and additional interest, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the Holders of the certificated notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Change of Control

If a Change of Control occurs, each Holder will have the right to require the Company to repurchase all or any part (equal to $2,000 or any greater amount in multiples of $1,000) of that Holder’s notes pursuant to the Change of Control Offer (as defined below). In the Change of Control Offer, the Company will offer a payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest thereon, if any, to the date of purchase (the “Change of Control Payment”). Within 60 days following any Change of Control, the Company will mail a notice (the “Change of Control Offer”) to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on a date (the “Change of Control Payment Date”) no earlier than 30 days and no later than 60 days from the date the notice is mailed, other than as may be required by law, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture relating to such Change of

Control Offer, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(l) accept for payment all notes or portions thereof in minimum amounts equal to $2,000 or an integral multiple of $1,000 in excess thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions thereof being purchased by the Company.

The Paying Agent will promptly mail to each Holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided, however, that each such new Note will be in a principal amount of $2,000 or any greater amount in multiples of $1,000.

If making a Change Of Control Payment would violate any outstanding Senior Indebtedness of the Company, prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 90 days following a Change of Control, the Company will either repay such Senior Indebtedness or obtain the requisite consents under the agreements governing such Senior Indebtedness to permit the repurchase of notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Company’s Senior Indebtedness prohibits the Company from purchasing any notes in the event of a Change of Control, and also provides that certain change of control events with respect to the Company would constitute a default under the agreements governing the Senior Indebtedness. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company become a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company’s failure to offer to purchase the notes or its failure to purchase tendered notes would result in an Event of Default under the Indenture, which would, in turn, constitute a default under such Senior Indebtedness. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer or if notice of redemption has been given pursuant to “Optional Redemption” above.

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, no precise, established definition of the phrase exists under applicable law. Accordingly, the ability of a Holder to require the Company to repurchase notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the notes.

Certain Covenants

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiary’s Equity Interests (including any payment on such Equity Interests in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiary’s Equity Interests in their capacity as such other than dividends or distributions payable in Qualified Equity Interests and other than dividend or distributions payable to the Company or a Restricted Subsidiary;

(2) purchase, redeem or otherwise acquire or retire for value (including, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or a Subsidiary Guarantor that is contractually subordinated to the notes or the Subsidiary Guaranties, except (i) payments of interest or principal at Stated Maturity thereof, (ii) payments of interest or principal on or in respect of Indebtedness owed to and held by the Company or any Restricted Subsidiary and (iii) payments, purchases, redemptions, defeasances or other acquisitions or retirements for value in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation or mandatory redemption, in each case, due within one year of the Stated Maturity thereof; or

(4) make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”);

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) the Company would, after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (7), (8), (9), (10) and (11) of the next succeeding paragraph), is not greater than the sum, without duplication, of:

(a) 50% of the combined Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the fiscal quarter in which the Issue Date occurs to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate net proceeds received by the Company after the Issue Date as a contribution to its common equity capital or received by the Company from the issue or sale after the Issue Date (other than to a Subsidiary of the Company) of Qualified Equity Interests or of Disqualified Stock or debt securities of the Company that have been converted into or exchanged for such Qualified Equity Interests (but excluding any such net proceeds applied to permit the incurrence of any Contribution Indebtedness); plus

(c) 100% of the net proceeds received by the Company by means of (i) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company and its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries and repayments of loans or advances which constitute Restricted Investments by the Company and its Restricted Subsidiaries or (ii) the sale (other than to the Company or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary; plus

(d) if any Unrestricted Subsidiary (i) is redesignated as a Restricted Subsidiary, the fair market value of such redesignated Unrestricted Subsidiary (as certified to the Trustee in an Officers’ Certificate) as of the date of its redesignation or (ii) pays any cash dividends or cash distributions to the Company or any Restricted Subsidiary, 100% of any such dividends or distributions made after the Issue Date.

The preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment would have complied with the provisions of the Indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale or issuance (other than to a Subsidiary of the Company) of, Qualified Equity Interests or from the substantially concurrent contribution to the common equity capital of the Company (but excluding any such net proceeds applied to permit the incurrence of any Contribution Indebtedness); provided, however, that the amount of any such net cash proceeds that are utilized for any such Restricted Payment shall be excluded from clause (3)(b) of the preceding paragraph and shall not be applied to permit the payment of any other Restricted Payment;

(3) the defeasance, redemption, repurchase, repayment or other acquisition of subordinated Indebtedness of the Company or any Restricted Subsidiaries with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary to the holders of its Equity Interests on a pro rata basis, taking into account the relative preferences, if any, of the various classes of equity interests in such Restricted Subsidiary;

(5) the repurchase, redemption or other acquisition or retirement for value (or the distribution of amounts to any other direct or indirect parent of the Company to fund any such repurchase, redemption or other acquisition or retirement) of any Equity Interests of the Company or any direct or indirect parent of the Company held by any current or former officer, director, consultant or employee of the Company or any Restricted Subsidiary (or any permitted transferees, assigns, estates or heirs of any of the foregoing); provided, however, the aggregate amount paid by the Company and its Restricted Subsidiaries pursuant to this clause (5) shall not exceed $2.5 million in any calendar year (excluding for purposes of calculating such amount the amount paid for Equity Interests repurchased, redeemed, acquired or retired with the proceeds from the repayment of outstanding loans previously made by the Company or a Restricted Subsidiary for the purpose of financing the acquisition of such Equity Interests), with unused amounts in any calendar year being carried over for one additional calendar year; provided further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(A) the net cash proceeds from the sale of Qualified Equity Interests of the Company and, to the extent contributed to the common equity capital of the Company, Equity Interests of any of the Company’s direct or indirect parent entities (but excluding any such net proceeds applied to permit the incurrence of any Contribution Indebtedness), in each case to members of management, directors or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent corporations that occurs after the Issue Date, to the extent such cash proceeds have not otherwise been and are not thereafter applied to permit the payment of any other Restricted Payment; plus

(B) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date; less

(C) the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (5);

provided further, however, that cancellation of Indebtedness owing to the Company from members of management of the Company, any of its direct or indirect parent corporations or any Restricted Subsidiary in connection with a repurchase of Equity Interests of the Company or any of its direct or indirect parent corporations will not be deemed to constitute a Restricted Payment for purposes of the Indenture;

(6) the declaration and payment of dividends on Disqualified Stock in accordance with the certificate of designations therefor; provided, however, that such issuance of Disqualified Stock is permitted under the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;”

(7) repurchases of Equity Interests deemed to occur upon the exercise of stock options to the extent that such Equity Interests represent a portion of the exercise price thereof;

(8) payments permitted under clauses (7), (8) and (9) under the caption “— Transactions with Affiliates;”

(9) payments made to purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company or any Restricted Subsidiary or any Subordinated Obligation of the Company or a Subsidiary Guarantor (other than Equity Interests or subordinated Indebtedness issued to or at any time held by an Affiliate of any such Person), in each case, pursuant to provisions requiring such Person to offer to purchase, redeem, defease or otherwise acquire or retire for value such Equity Interests or subordinated Indebtedness upon the occurrence of a Change of Control or with the proceeds of Asset Sales as defined in the charter provisions, agreements or instruments governing such Equity Interests or subordinated Indebtedness; provided, however, that a Change of Control Offer or Asset Sale Offer, as applicable, has been made and the Company has purchased all notes validly tendered in connection with that Change of Control Offer or Asset Sale Offer;

(10) the declaration and payment of dividends on the Company’s common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), following the first Public Equity Offering of the Company’s common stock or the common stock of any of its direct or indirect parent entities after the Issue Date, of up to 6% per annum of the net cash proceeds received by the Company therefrom and, in the case of an offering of such parent entity, contributed to the Company’s common equity capital; and

(11) other Restricted Payments in an aggregate amount up to $15.0 million;

provided, however, that, in the case of clause (9), no Default shall have occurred and be continuing or would occur as a consequence of the making of the Restricted Payment contemplated thereby.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the assets or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) and the Company will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Company or any of the Subsidiary Guarantors may incur Indebtedness (including Acquired Debt) and any of the Subsidiary Guarantors may issue Preferred Stock if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Preferred Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or Preferred Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any or the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by the Company or any Restricted Subsidiary of Indebtedness and reimbursement obligations in respect of letters of credit pursuant to the Senior Credit Facilities; provided, however, that the aggregate amount of all Indebtedness then classified as having been incurred in reliance upon this clause (1) that remains outstanding under the Senior Credit Facilities after giving effect to such incurrence does not exceed $335 million, less, to the extent a permanent repayment and/or commitment reduction is required thereunder as a result of such application, the aggregate amount of Net Proceeds applied to repayments under the Senior Credit Facilities in accordance with the covenant described under “— Asset Sales”;

(2) the incurrence by the Company or any Restricted Subsidiary of Existing Indebtedness;

(3) the incurrence by the Company and the Subsidiary Guarantors of Indebtedness represented by the notes originally issued on the Issue Date and the related Subsidiary Guaranties, and the Exchange Notes and related Subsidiary Guaranties to be issued pursuant to the Registration Rights Agreement in respect thereof;

(4) the incurrence by the Company or any Restricted Subsidiary of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used or useful in the business of the Company or such Restricted Subsidiary (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets), and Permitted Refinancing Indebtedness in respect thereof, in an aggregate principal amount or accreted value, as applicable, not to exceed at any time outstanding the greater of $15.0 million and 2.0% of Total Assets at the time of any incurrence under this clause (4);

(5) the incurrence by the Company or any Restricted Subsidiary of Indebtedness or Preferred Stock in connection with the acquisition of assets or a new Restricted Subsidiary and Permitted Refinancing Indebtedness in respect thereof; provided, however, that such Indebtedness or Preferred Stock (other than such Permitted Refinancing Indebtedness) was incurred by the prior owner of such assets or such Restricted Subsidiary prior to such acquisition by the Company or one of its Subsidiaries and was not incurred in connection with, or in contemplation of, such acquisition by the Company or a Subsidiary of the Company; provided further, however, that the principal amount (or accreted value, as applicable) of such Indebtedness or Preferred Stock, together with any other outstanding Indebtedness and Preferred Stock incurred pursuant to this clause (5), does not exceed $25.0 million;

(6) Indebtedness arising from agreements of the Company or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, asset or Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided, however, that (a) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote or footnotes to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (a)) and (b) the maximum assumable liability in respect of such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any such subsequent changes in value) actually received by the Company or such Restricted Subsidiary in connection with such disposition;

(7) the incurrence by the Company or any Restricted Subsidiary of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, defease or discharge Indebtedness incurred pursuant to the first paragraph of this “— Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, clause (2) or (3) above, this clause (7) or clause (13) or (16) below;

(8) the incurrence by the Company or any Restricted Subsidiary of intercompany Indebtedness between the Company and any Restricted Subsidiary; provided, however, that:

(a) if the Company or any Subsidiary Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Subsidiary Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of the Company, or the Subsidiary Guaranty of such Subsidiary Guarantor, in the case of a Subsidiary Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary or (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, not permitted by this clause (8);

(9) the incurrence by the Company or any Restricted Subsidiary of Hedging Obligations incurred in the ordinary course of business with a bona fide intention to limited interest rate risk or exchange rate risk;

(10) the guarantee by the Company or a Restricted Subsidiary of Indebtedness of the Company or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

(11) the issuance by a Restricted Subsidiary to the Company or any Restricted Subsidiary of Preferred Stock; provided, however, that (a) any subsequent issuance or transfer of Equity Interests that results in any such Preferred Stock being held by a Person other than the Company or a Restricted Subsidiary and (b) any sale or other transfer of any such Preferred Stock to a Person that is neither the Company nor a Restricted Subsidiary shall be deemed, in each case, to constitute an issuance of such Preferred Stock by such Restricted Subsidiary that is not permitted by this clause (11);

(12) the incurrence by the Company or any Restricted Subsidiary in respect of workers’ compensation claims, self-insurance obligations, indemnities, bankers’ acceptances, performance, completion and surety bonds or guarantees, and similar types of obligations in the ordinary course of business;

(13) the incurrence by the Company or any Subsidiary Guarantor of Indebtedness or Preferred Stock in connection with the acquisition of assets or a Person; provided, however, that, after giving effect to such acquisition, the Company could incur an additional dollar of Indebtedness pursuant to the first paragraph of this covenant or the Fixed Charge Coverage Ratio would be greater than immediately prior to such acquisition;

(14) the incurrence by the Company or any Restricted Subsidiary of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

(15) the incurrence by a Restricted Subsidiary that is a bona fide joint venture between the Company and a third party, where the third party is not a Subsidiary of the Company and owns at least 20% of the economic interest of the Restricted Subsidiary, of Indebtedness or Preferred Stock; provided, however, that the principal amount (or accreted value, as applicable) of such Indebtedness or Preferred Stock, together with any other outstanding Indebtedness or Preferred Stock incurred pursuant to this clause (15), does not exceed $30.0 million;

(16) the incurrence of Indebtedness of the Company and Indebtedness or Preferred Stock of any Subsidiary Guarantor equal to 100% of the net cash proceeds received by the Company after the Issue Date from the sale of Qualified Equity Interests of the Company or, to the extent contributed to the common equity capital of the Company, Equity Interests of any of the Company’s direct or indirect parent entities (in each case, other than proceeds of sales of Equity Interests to any Subsidiary of the Company) to the extent such net cash proceeds have not otherwise been and are not thereafter applied to permit the payment of any Restricted Payment; and

(17) the incurrence by the Company or any Subsidiary Guarantor of additional Indebtedness, in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, not to exceed $25.0 million.

For purposes of determining compliance with this “— Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (17) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness in any manner that complies with this covenant (except that Indebtedness incurred under the Senior Credit Facilities on the Issue Date shall be deemed to have been incurred pursuant to clause (1) above). In addition, the Company may, at any time, change the classification of an item of Indebtedness or any portion thereof (except for Indebtedness incurred under clause (1) above) to any other clause or to the first paragraph hereof; provided, however, that the Company would be permitted to incur such item of Indebtedness (or portion thereof) pursuant to such other clause or the first paragraph hereof, as the case may be, at such time of reclassification. The accrual of interest, the accrual of dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock shall not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

Liens

The Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness upon any of their property or assets, now owned or hereafter acquired unless:

(1) in the case of Liens securing Indebtedness that is expressly subordinated or junior in right of payment to the notes, the notes are secured on a senior basis to the obligations so secured until such time as such obligations are no longer secured by a Lien; and

(2) in all other cases, the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions

The Company will not, and will not permit its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions to the Company or any Restricted Subsidiary (i) on its Capital Stock or (ii) with respect to any other interest or participation in, or measured by, its profits;

(2) pay any Indebtedness owed to the Company or any Restricted Subsidiary;

(3) make loans or advances to the Company or any Restricted Subsidiary; or

(4) transfer any of its properties or assets to the Company or any Restricted Subsidiary.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) Existing Indebtedness and the Senior Credit Facilities as in effect as of the Issue Date, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings, of any thereof; provided, however, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not, taken as a whole, materially more restrictive with respect to such dividend and other payment restrictions than those contained in those agreements as in effect on the Issue Date;

(2) the Indenture, the notes, the Subsidiary Guaranties, the Exchange Notes or the Registration Rights Agreement;

(3) any applicable law, rule, regulation or order;

(4) any instrument or agreement of a Person acquired by the Company or any Restricted Subsidiary as in effect at the time of such acquisition (except to the extent incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided, however, that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property so acquired or leased of the nature described in clause (4) of the preceding paragraph;

(7) secured Indebtedness otherwise permitted under the Indenture, the terms of which limit the right of the debtor to dispose of the assets securing such Indebtedness;

(8) Permitted Refinancing Indebtedness; provided, however, that the material restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not, taken as a whole, materially more restrictive with respect to such dividend and other payment restrictions than those contained in the agreements governing the Indebtedness being Refinanced;

(9) any agreement for the sale or other disposition of a Restricted Subsidiary or an asset that restricts distributions by such Restricted Subsidiary or transfers of such asset pending the sale or other disposition;

(10) Liens permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(11) provisions limiting the disposition, dividend or distribution of assets or property in joint venture agreements, partnership agreements, limited liability company operating agreements, asset sale agreements, sale-leaseback agreements, stock or equity sale agreements and other similar agreements, which limitation is applicable only to the assets or property that are the subject of such agreements; and

(12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or such Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received therefor by the Company (or such Restricted Subsidiary, as the case may be) is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following shall be deemed to be cash:

(a) any liabilities of the Company or any Restricted Subsidiary (as shown on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guaranty) that are assumed by the transferee of any such assets pursuant to an agreement that releases the Company or any such Restricted Subsidiary from further liability with respect to such liabilities;

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents within 180 days (to the extent of the cash or Cash Equivalents received in that conversion);

(c) any stock or assets of the kind referred to in clause (2) or (4) of the next paragraph of this covenant; and

(d) any Designated Non-cash Consideration received by the Company or any Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (d) that is at that time outstanding, not to exceed $15 million at the time of receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or any such Restricted Subsidiary may apply such Net Proceeds, at its option:

(1) to repay or repurchase Senior Indebtedness of the Company or any Subsidiary Guarantor or any Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor;

(2) to make an Investment in (provided such Investment is in the form of Capital Stock), or to acquire all or substantially all of the assets of, a Person engaged in a Permitted Business if such Person is, or will become as a result thereof, a Restricted Subsidiary;

(3) to make a capital expenditure; or

(4) to acquire long lived assets (other than securities) to be used in a Permitted Business.

Pending the final application of any such Net Proceeds, the Company may temporarily reduce the revolving Indebtedness under the Senior Credit Facilities or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will be required to make an offer to purchase from all Holders (an “Asset Sale Offer”) and, if applicable, redeem or purchase (or make an offer to do so) any other Senior Subordinated Indebtedness of the Company, the provisions of which require the Company to redeem or purchase (or make an offer to do so) such Indebtedness with the proceeds from any Asset Sales, the maximum aggregate principal amount of notes and such other Senior Subordinated Indebtedness that may be purchased (on a pro rata basis) with such Excess Proceeds. The offer price for the notes in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash and the redemption or purchase price for such other Senior Subordinated Indebtedness shall be as set forth in the related documentation governing such Indebtedness. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not prohibited by the Indenture. If the aggregate purchase price of the notes and the other Senior Subordinated Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Company shall select the notes to be purchased on a pro rata basis but in round denominations, which in the case of the notes will be denominations of $2,000 initial principal amount and multiples of $1,000 thereafter. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds related to such Asset Sale Offer shall be reset at zero.

The Senior Credit Facilities prohibit the Company from purchasing any notes and also provide that certain asset sale events with respect to the Company would constitute a default under these agreements. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Senior Indebtedness. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of notes.

Merger, Consolidation or Sale of Assets

The Company may not (other than pursuant to the Merger): (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer,

convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person unless:

(1) either (a) the Company is the surviving corporation or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation, limited liability company or partnership organized or existing under the laws of the United States, any State thereof or the District of Columbia; provided, however, that if such Person is a limited liability company or partnership, a corporate Wholly-Owned Subsidiary of such Person organized under the laws of the United States, any state thereof or the District of Columbia becomes a co-issuer of the notes in connection therewith;

(2) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Company under the notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

(3) immediately after such transaction no Default exists;

(4) (a) the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made will, after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) the Fixed Charge Coverage Ratio of the Company or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made, after giving effect to the transaction and any related financings, would not be less than the Fixed Charge Coverage Ratio of the Company immediately prior to such transaction; and

(5) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

The preceding clause (4) will not prohibit:

(a) a merger between the Company and a Restricted Subsidiary or between Restricted Subsidiaries; or

(b) a merger between the Company and an Affiliate incorporated solely for the purpose of reincorporating the Company in another state of the United States.

In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “— Merger, Consolidation or Sale of Assets” covenant will not be applicable to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Restricted Subsidiaries.

The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1) except in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), whether through a merger, consolidation or sale of Capital Stock or assets or (y) that, as a result of the disposition of all or a portion of its Capital Stock, ceases to be a Subsidiary, in both cases, if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “— Asset Sales,” the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guaranty Agreement, all the obligations of such Subsidiary, if any, under its Subsidiary Guaranty;

(2) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3) the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture.

The preceding clause (2) will not prohibit any Subsidiary Guarantor that is a limited liability company from merging with an Affiliate solely for the purpose of reincorporating such Subsidiary Guarantor as a corporation.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any of its Affiliates (each, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Company or such Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) the Company delivers to the Trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors of the Company and an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of such Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among the Company and its Restricted Subsidiaries;

(2) any Restricted Payment that is permitted by the provisions of the Indenture described above under the caption “— Restricted Payments”;

(3) reasonable loans, advances, fees, benefits and compensation paid or provided to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary;

(4) transactions pursuant to any contract or agreement in effect on the Issue Date as the same may be amended, modified or replaced from time to time so long as any such amendment, modification or replacement, taken as a whole, is no less favorable in any material respect to the Company or such Restricted Subsidiary than the contract or agreement as in effect on the Issue Date;

(5) transactions with a Person (other than an Unrestricted Subsidiary) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(6) the issuance or sale of Qualified Equity Interests (and the exercise of any warrants, options or other rights to acquire Qualified Equity Interests);

(7) to the extent that the Company and one or more of its Restricted Subsidiaries are members of a consolidated, combined or similar income tax group of which a direct or indirect parent of the Company is the common parent, payment of dividends or other distributions by the Company or one or more of its Restricted Subsidiaries pursuant to a tax sharing agreement or otherwise to the extent necessary to pay, and that are used to pay, any income taxes of such tax group that are attributable to the Company and its Restricted Subsidiaries and are not payable directly by the Company or any of its Restricted Subsidiaries; provided, however, that the amount of any such dividends or distributions (plus any such taxes payable directly by the Company and its Restricted Subsidiaries) shall not exceed the amount of such taxes that would have been payable directly by the Company and its Restricted Subsidiaries had the Company been the U.S. common parent of a separate tax group that included only the Company and its Restricted Subsidiaries;

(8) (a) the payment of fees to Sponsor pursuant to the Management Agreement not to exceed $500,000 (plus any amounts accrued pursuant to the following proviso) in any fiscal year of the Company; provided, however, that such payments may accrue but may not be paid during the existence of an Event of Default arising from clause (1), (2) or (7) of the provisions described under the caption “— Events of Default and Remedies”; and (b) payments by the Company to or on behalf of the direct or indirect parent of the Company in an amount sufficient to pay out-of-pocket legal, accounting and filing and other general corporate overhead costs of such parent, customary salary, bonus and other benefits payable to officers and employees of a director or indirect parent of the Company and franchise taxes and other fees required to maintain its existence, actually incurred by such parent; provided, however, that such costs, salaries, bonuses, benefits, taxes and fees are attributable to the ownership of the Company and its Restricted Subsidiaries;

(9) reimbursements of bona fide out-of-pocket expenses of Sponsor incurred in connection with the general administration and management of SHG Holdings Solutions, Inc., the Company and any Restricted Subsidiaries of the Company; provided, however, that, in the case of SHG Holdings Solutions, Inc, such expenses are attributable to the ownership of the Company and its Restricted Subsidiaries or consist of expenses related to becoming or maintaining its status as a public company;

(10) loans or advances to employees of the Company or any Restricted Subsidiary (x) in the ordinary course of business or (y) in connection with the purchase by such Persons of Equity Interests of any direct or indirect parent of the Company so long as the cash proceeds of such purchase received by such direct or indirect parent are contemporaneously contributed to the common equity capital of the Company;

(11) transactions and any series of transactions with an Insurance Subsidiary that is an Unrestricted Subsidiary in the ordinary course of business that otherwise have been approved by the Board of Directors of the Company and are consistent with clause (1) of the preceding paragraph;

(12) management, practice support and similar agreements with Related Professional Corporations entered into in the ordinary course of business and transactions pursuant thereto; and

(13) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are on terms no less favorable than those that would have been obtained in a comparable transaction with an unrelated party or on terms that are approved by the Board of Directors of the Company, including a majority of the disinterested directors.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default and the conditions set forth in the definition of “Unrestricted Subsidiary” are met. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, all outstanding Investments owned by the Company and its Restricted Subsidiaries (except to the extent repaid in cash or Cash Equivalents) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “— Restricted Payments” or under one or more of the clauses of the definition of Permitted Investments, as determined by the Company. All such outstanding Investments will be valued at their fair market value at the time of such designation, as certified to the Trustee in an Officers’ Certificate. That designation will only be permitted if such Restricted Payment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Anti-layering

The Company will not, and will not permit its Restricted Subsidiaries to, incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is both:

(1) subordinate in right of payment to any Senior Indebtedness; and

(2) senior in right of payment to the notes or any Subsidiary Guaranty.

Neither the existence nor lack of a security interest nor the priority of any such security interest shall be deemed to affect the ranking or right of payment of any Indebtedness.

Future Guaranties

The Company will not permit any Domestic Restricted Subsidiary, directly or indirectly, to incur Indebtedness, or guarantee or pledge any assets to secure the payment of any other Indebtedness of the Company or any Restricted Subsidiary, unless:

(1) such Indebtedness is incurred by such Restricted Subsidiary pursuant to clause (2), (4), (5), (6), (7) (with respect to Permitted Refinancing Indebtedness in respect of Indebtedness initially incurred under clause (2) or (4) only), (8), (11), (12), (14) or (15) of the covenant set forth under “— Incurrence of Indebtedness and Issuance of Preferred Stock” or pursuant to clause (10) of such covenant (with respect to Indebtedness incurred under any of the foregoing clauses);

(2) such Restricted Subsidiary is a Subsidiary Guarantor; or

(3) such Restricted Subsidiary simultaneously executes and delivers a Guaranty Agreement and becomes a Subsidiary Guarantor, which guarantee shall (a) with respect to any guarantee of Senior Indebtedness, be subordinated in right of payment on the same terms as the notes are subordinated to such Senior Indebtedness and (b) with respect to any guarantee of any other Indebtedness, be senior to or pari passu with such Restricted Subsidiary’s other Indebtedness or guarantee of or pledge to secure such other Indebtedness.

Business Activities

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business, except to such extent as would not be material to the Company and their Restricted Subsidiaries taken as a whole.

Reports

So long as any notes are outstanding, the Company will (i) furnish to the Holders or cause the Trustee to furnish to the Holders in each case within the time periods that such information would have otherwise been required to have been provided to the Securities and Exchange Commission if the rules and regulations applicable to the filing of such information were applicable to the Company and (ii) post on its website within 10 Business Days thereafter:

(1) all quarterly and annual information that would be required to be contained in a filing with the Securities and Exchange Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants in accordance with the professional standards of the American Institute of Certified Public Accountants; and

(2) all current reports that would be required to be filed with the Securities and Exchange Commission on Form 8-K if the Company were required to file such reports.

The availability of the foregoing materials on the Securities and Exchange Commission’s EDGAR service shall be deemed to satisfy the Company’s delivery obligation.

Following the consummation of the exchange offer or registration of the notes contemplated by the Registration Rights Agreement, whether or not required by the Securities and Exchange Commission, the Company will file a copy of all the information and reports referred to in clauses (1) and (2) above with the Securities and Exchange Commission for public availability within the time periods specified in the Securities and Exchange Commission’s rules and regulations (unless the Securities and Exchange Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d) (4) under the Securities Act. The Company will at all times comply with Trust Indenture Act Section 314(a).

Defaults

Each of the following is an Event of Default:

(1) a default in the payment of interest on the notes when due, continued for 30 days;

(2) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3) the failure by the Company to comply with its obligations under “— Change of Control” or the first paragraph under “— Certain Covenants — Merger and Consolidation” above;

(4) the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under “— Certain Covenants — Restricted Payments”, “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” or “— Certain Covenants — Asset Sales”;

(5) the failure by the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture;

(6) Indebtedness of the Company, any Subsidiary Guarantor or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $15.0 million (the “cross acceleration provision”);

(7) certain events of bankruptcy or insolvency of the Company or any Significant Subsidiary (the “bankruptcy provisions”);

(8) the rendering of any judgment or decree for the payment of money in an amount, net of any insurance or indemnity payments actually received in respect thereof prior to or within 60 days from the entry thereof, or to be received in respect thereof in the event any appeal thereof shall be unsuccessful, in excess of $15.0 million against the Company or any Significant Subsidiary that is not discharged, bonded or insured by a third Person if either an enforcement proceeding thereon is commenced, or such judgment or decree remains outstanding for a period of 60 days and is not discharged, waived or stayed (the “judgment default provision”); or

(9) except as permitted by the Indenture, a Subsidiary Guaranty ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guaranty) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guaranty.

However, a default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding notes may declare the principal of and accrued but unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately; provided, however, that so long as any Indebtedness permitted to be incurred pursuant to the Senior Credit Facilities is outstanding, such acceleration will not be effective until the earlier of (1) the acceleration of such Indebtedness under the Senior Credit Facilities or (2) five Business Days after receipt by the Company of written notice of such acceleration. If an Event of Default relating to certain events of bankruptcy or insolvency of the Company occurs and is continuing, the principal of and interest on all of the outstanding notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

The Holders of a majority in aggregate principal amount of the then outstanding notes by notice to the Trustee may, on behalf of the Holders of all of such notes, waive any existing Default and its consequences under the Indenture, except a continuing Default in the payment of principal of and premium, if any, or interest on any such notes held by a non-consenting Holder.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is not opposed to the interest of the Holders. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange for the notes) and any past or existing default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding. However, without the consent of each Holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

(1) reduce the principal amount of notes whose Holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any Note;

(3) reduce the principal of or change the Stated Maturity of any Note;

(4) reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “— Optional Redemption” above;

(5) make any Note payable in money other than that stated in the Note;

(6) impair the right of any Holder to receive payment of principal of and interest on such Holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes;

(7) make any change in the amendment provisions which require each Holder’s consent or in the waiver provisions;

(8) make any change in the ranking or priority of any Note that would adversely affect the Holders; or

(9) make any change in, or release other than in accordance with the Indenture, any Subsidiary Guaranty that would adversely affect the Holders.

Notwithstanding the preceding, without the consent of any Holder, the Company, the Subsidiary Guarantors and Trustee may amend the Indenture:

(1) to cure any ambiguity, omission, defect or inconsistency;

(2) to provide for the assumption by a successor corporation of the obligations of the Company or any Subsidiary Guarantor under the Indenture;

(3) to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(4) to add guaranties with respect to the notes, including any Subsidiary Guaranties, or to secure the notes;

(5) to add to the covenants of the Company or a Subsidiary Guarantor for the benefit of the Holders or to surrender any right or power conferred upon the Company or a Subsidiary Guarantor;

(6) to make any change that does not adversely affect the rights of any Holder;

(7) to comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the Indenture under the Trust Indenture Act;

(8) to make any amendment to the provisions of the Indenture relating to the transfer and legending of notes; provided, however, that (a) compliance with the Indenture as so amended would not result in notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer notes;

(9) to conform the text of the Indenture or the Subsidiary Guaranties or the notes to any provision of this Description of Exchange Notes to the extent that such provision in this Description of Exchange Notes was intended to be a verbatim recitation of a provision of the Indenture or the Subsidiary Guaranties or the notes; or

(10) to provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture as of the date of the Indenture.

However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of the Company or a Subsidiary Guarantor then outstanding unless the holders of such Senior Indebtedness (or their Representative) consent to such change.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, we are required to mail to Holders a notice briefly describing such amendment. However, the failure to give such notice to all Holders, or any defect therein, will not impair or affect the validity of the amendment.

Neither the Company nor any Affiliate of the Company may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to all Holders and is paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Transfer

The notes will be issued in registered form and will be transferable only upon the surrender of the notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and Discharge

When we (1) deliver to the Trustee all outstanding notes for cancellation or (2) all outstanding notes have become due and payable by reason of the mailing of a notice of redemption or otherwise, or will become due and payable within one year, and, in the case of clause (2), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding notes, including interest thereon to maturity or such redemption date, and if in either case we pay all other sums payable under the Indenture by us, then the Indenture shall, subject to certain exceptions, cease to be of further effect.

Defeasance

At any time, we may terminate all our obligations under the notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes.

In addition, at any time we may terminate our obligations under “— Change of Control” and under the covenants described under “— Certain Covenants” (other than the covenant described under “— Certain Covenants — Merger, Consolidation and Sale of Assets”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under “— Defaults” above and the limitations contained in clause (4) of the first paragraph under “— Certain Covenants — Merger, Consolidation and Sale of Assets” above (“covenant defeasance”).

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (3) (with respect only to obligations under “— Change of Control”), (4), (5), (6), (7) (with respect only to Significant Subsidiaries or (8) under “— Defaults” above or because of the failure of the Company to comply with clause (4) of the first paragraph under “— Certain Covenants — Merger, Consolidation and Sale of Assets” above. If we exercise our legal defeasance option or our covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guaranty.

In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law).

Concerning the Trustee

Wells Fargo Bank N.A. is to be the Trustee under the Indenture. We have appointed Wells Fargo Bank N.A. as Registrar and Paying Agent with regard to the notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the Securities and Exchange Commission for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary Guarantor will have any liability for any obligations of the Company or any Subsidiary Guarantor under the notes, any Subsidiary Guaranty or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the Securities and Exchange Commission that such a waiver is against public policy.

Governing Law

The Indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition (a “Disposition”) of any assets or rights (including by way of a sale and leaseback) outside of the ordinary course of business (provided, however, that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “— Change of Control” and the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant); and

(2) the issue or sale by the Company or any Restricted Subsidiary of Equity Interests of any of the Company’s Restricted Subsidiaries;

in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions:

(a) that have a fair market value in excess of $5.0 million; or

(b) for net proceeds in excess of $5.0 million.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1) a Disposition of assets by the Company to the Company or a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to any other Restricted Subsidiary;

(2) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(3) the issuance of Equity Interests by a Restricted Subsidiary in which the percentage interest (direct and indirect) in the Equity Interests of such Person owned by the Company after giving effect to such issuance, is at least equal to the percentage interest prior to such issuance;

(4) a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments”;

(5) a Disposition in the ordinary course of business;

(6) any Liens permitted by the Indenture and foreclosures thereon;

(7) any exchange of property pursuant to Section 1031 of the Code, for use in a Permitted Business;

(8) the license or sublicense of intellectual property or other general intangibles;

(9) the lease or sublease of property in the ordinary course of business so long as the same does not materially interfere with the business of the Company and its Restricted Subsidiaries taken as a whole; and

(10) the sale or other disposition of cash or Cash Equivalents.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction. For purposes hereof such present value shall be calculated using a discount rate equal to the rate of interest implicit in such Sale and Leaseback Transaction, determined by lessee in good faith on a basis consistent with comparable determinations of Capital Lease Obligations under GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Bankruptcy Cases” means Case No. LA 01 39678BB through LA 01 39697BB and LA 01 45516BB, LA 01 45520BB and LA 01 45525BB, in the United States Bankruptcy Court for the Central District of California, Los Angeles Division, which were the bankruptcy proceedings related to Company and certain of its Subsidiaries.

“Board of Directors” means (1) with respect to a Person that is a corporation or limited liability company, the board of directors, board of managers or equivalent governing board of such Person or any duly authorized committee thereof, (2) with respect to a Person that is a limited partnership, the board of directors, board of managers or equivalent governing board of such Person’s general partner, and (3) with respect to any other Person, the governing body of such Person most closely approximating the governing bodies contemplated in the preceding clauses (1) and (2).

“Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary of any Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means each day which is not a Legal Holiday.

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) United States dollars;

(2) Government Securities having maturities of not more than twelve months from the date of acquisition;

(3) time deposit accounts, term deposit accounts, money market deposit accounts, time deposits, bankers’ acceptances, certificates of deposit and eurodollar time deposits with maturities of twelve months or less from the date of acquisition, bankers’ acceptances with maturities of twelve months or less from the date of acquisition, overnight bank deposits, and demand deposit accounts in each case with any lender party to the Senior Credit Facilities or with any domestic commercial bank having capital and surplus in excess of $500 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the rating of “P-2” (or higher) from Moody’s or “A-2” (or higher) from Standard & Poor’s and in each case maturing within twelve months after the date of acquisition; and

(6) any fund investing substantially all its assets in investments that constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Sponsor or a Related Party of the Sponsor;

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) prior to the first Public Equity Offering, the Sponsor and its Related Parties cease to be the “beneficial owners” (as defined in Rule 13d-3 under the Exchange Act, except that a Person will be deemed to have “beneficial ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of a majority of the total voting power of the Voting Stock of the Company, whether as a result of the issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company, any direct or indirect transfer of securities by the Sponsor and its Related Parties or otherwise;

(4) on or after the first Public Equity Offering with respect to the Company or any direct or indirect parent entity (the “Public Company”), if any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, other than the Sponsor and its Related Parties, becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act, except that a Person will be deemed to have “beneficial ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 35.0% or more of the total voting power of the Voting Stock of the Public Company (or, if the Company is not wholly owned directly or indirectly by the Public Company, the Company); provided, however, that the Sponsor and its Related Parties are the “beneficial owners” (as defined in Rule 13d-3 under the Exchange Act, except that a Person will be deemed to have “beneficial ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, in the aggregate of a lesser percentage of the total voting power of the Voting Stock of the Public Company (or, if applicable, the Company) than such other Person or group; or

(5) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period, plus (minus) to the extent deducted (added) in computing such Consolidated Net Income:

(1) provision for taxes based on income or profits of such Person and its Subsidiaries for such period; plus (minus)

(2) Fixed Charges; plus (minus)

(3) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period; plus (minus)

(4) any non-capitalized transaction costs incurred in connection with actual or proposed financings, acquisitions or divestitures (including financing and refinancing fees and costs incurred in connection with the Transactions); plus

(5) the amount of any payments to Affiliates of the type contemplated by clauses (8) or (9) of the second paragraph of the covenant set forth under “— Certain Covenants — Transactions With Affiliates” made during the applicable period; plus (minus)

(6) Minority Interest with respect to any Restricted Subsidiary; plus (minus)

(7) Consolidated Restructuring Costs; plus (minus)

(8) costs and expenses incurred in connection with the establishment and initial implementation of policies and procedures for complying with the Sarbanes-Oxley Act of 2002; plus (minus)

(9) startup losses incurred in connection with acquisitions or initial openings of facilities; plus (minus)

(10) all lease payments in respect of operating leases arising out of Sale and Leaseback Transactions with respect to which and to the extent that the Company or any Restricted Subsidiary was deemed to have incurred Attributable Debt.

Notwithstanding the preceding, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that Net Income of such Subsidiary was included in calculating Consolidated Net Income of such Person.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum of, without duplication:

(1) the interest expense of such Person and its Restricted Subsidiaries for such period, on a combined, consolidated basis, determined in accordance with GAAP (including amortization of original issue discount, non-cash interest payments, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments, if any, pursuant to Hedging Obligations; provided, however, that in no event shall any amortization of deferred financing costs be included in Consolidated Interest Expense) plus the interest component of all payments associated with Attributable Debt determined by such Person in good faith on a basis consistent with comparable determinations for Capital Lease Obligations under GAAP; plus

(2) the consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued.

Notwithstanding the preceding, the Consolidated Interest Expense with respect to any Restricted Subsidiary that is not a Wholly-Owned Subsidiary shall be included only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, plus (minus) to the extent deducted (added) in computing such Net Income:

(1) direct or indirect fees, costs, expenses and charges (including any penalties or premiums payable) of the Company related to the Transactions which are paid, taken or otherwise accounted for within one year of the consummation of the Transactions; plus (minus)

(2) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (a) any Asset Sale or (b) the acquisition or disposition of any securities by such Person or any of its Restricted Subsidiaries plus (minus);

(3) any extraordinary, nonrecurring or non-operating gain or loss, together with any related provision for taxes on such extraordinary, nonrecurring or non-operating gain or loss;

provided, however, that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary (other than APS-Summit Care Pharmacy L.L.C., a Delaware limited liability company) or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or (subject to clause (2) below) a Restricted Subsidiary thereof;

(2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such Net Income is not at the date of determination permitted without any prior governmental approval that has not been obtained or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to the Company or any of its Restricted Subsidiaries by such Restricted Subsidiary during such period; and

(3) the cumulative effect of a change in accounting principles shall be excluded.

“Consolidated Restructuring Costs” means, for any period, restructuring or reorganization costs related to the Bankruptcy Cases incurred by the Company and its Restricted Subsidiaries during such period, calculated in accordance with GAAP; provided, however, that the aggregate amount of such costs for any consecutive four fiscal quarter period shall not exceed $1,000,000.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors of the Company on the Issue Date after giving effect to the Merger;

(2) was nominated for election or elected to such Board of Directors of the Company with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election; or

(3) was nominated by the Sponsor or a Related Party thereof.

“Contribution Indebtedness” means any Indebtedness or Preferred Stock incurred pursuant to clause (16) of the second paragraph under the covenant “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.”

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means, the fair market value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, executed by an executive vice president and the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Senior Debt” means:

(1) any Indebtedness outstanding under the Senior Credit Facilities; and

(2) any other Senior Indebtedness permitted under the Indenture the principal amount of which is $50.0 million or more and that has been designated by the Company as “Designated Senior Debt.”

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would not qualify as Disqualified Stock but for change of control or asset sale provisions shall not constitute Disqualified Stock if the provisions are not more favorable to the holders of such Capital Stock than the provisions described under “— Change of Control” and “— Certain Covenants — Asset Sales”, respectively, and such Capital Stock specifically provides that the Company will not redeem or repurchase any such Capital Stock pursuant to such provisions prior to the Company’s purchase of the notes as required pursuant to the provisions described under “— Change of Control” and “— Certain Covenants — Asset Sales”, respectively.

“Domestic Restricted Subsidiary” means, with respect to the Company, any Restricted Subsidiary that was formed under the laws of the United States of America or any State thereof or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Notes” means the debt securities of the Company issued pursuant to the Indenture in exchange for, and in an aggregate principal amount not to exceed, the notes, in compliance with the terms of the Registration Rights Agreement.

“Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Senior Credit Facilities or represented by the notes) in existence on the Issue Date after giving effect to the Merger, until such amounts are repaid.

“Fixed Charge Coverage Ratio” means with respect to any Person or Persons for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any Restricted Subsidiary incurs, assumes, guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the Company or any Restricted Subsidiary, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be calculated to include the Consolidated Cash Flow of the acquired entities on a pro forma basis (which shall be determined in good faith by the chief financial officer of the Company) after giving effect to Pro Forma Cost Savings, shall be deemed to have occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to operations or businesses disposed of prior to the Calculation Date shall be excluded;

(3) the Fixed Charges attributable to operations or businesses disposed of prior to the Calculation Date shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) if (i) any Restricted Subsidiary is designated as an Unrestricted Subsidiary or (ii) any Unrestricted Subsidiary is designated as a Restricted Subsidiary, in either case during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, such designation will be deemed to have occurred on the first day of the four-quarter reference period; and

(5) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) the Consolidated Interest Expense of such Person for such period; plus

(2) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(3) the product of (a) all dividend payments, whether paid or accrued and whether or not in cash, on any series of Preferred Stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Qualified Equity Interests, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in:

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2) statements and pronouncements of the Financial Accounting Standards Board;

(3) such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4) the rules and regulations of the Securities and Exchange Commission governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the Securities and Exchange Commission.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America and the payment for which the United States pledges its full faith and credit.

“guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including letters of credit and reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guaranty Agreement” means a supplemental indenture, in the form reasonably acceptable to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company’s obligations under the Indenture and with respect to the notes on the terms provided for in the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2) other agreements or arrangements designed to change the allocation of risk due to fluctuations in interest rates, currency exchange rates or commodity prices.

“Holder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, in respect of:

(1) borrowed money;

(2) obligations evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) bankers’ acceptances;

(4) Capital Lease Obligations;

(5) Attributable Debt; or

(6) (a) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable or (b) representing the net amount payable in respect of any Hedging Obligations;

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” with respect to a specified Person includes (i) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), but only to the extent that the aggregate amount of such Indebtedness does not exceed fair market value of the asset and, to the extent not otherwise included, the guarantee by such Person of any Indebtedness of any other Person; provided, however, that Indebtedness shall not include the pledge by the Company of the Capital Stock of an Unrestricted Subsidiary to secure Non-Recourse Debt of such Unrestricted Subsidiary and (ii) all Disqualified Stock of the Specified Person. In no event shall non-contractual obligations or liabilities in respect of any Capital Stock constitute Indebtedness under this definition.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above; provided, however, that in the case of Indebtedness sold at a discount or which does not require current payments of interest, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

“Insurance Subsidiary” means any Subsidiary of the Company (including Fountain View Reinsurance, Ltd.) that is engaged solely in the medical malpractice insurance business, workers compensation and other insurance business for the underwriting of insurance policies for, or for the benefit of, the Company and its Subsidiaries and Related Professional Corporations and those employees, officers, directors and contractors of the foregoing Persons who provide professional medical services to patients.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel advances and other loans and advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary, then the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of determined at the time of such sale or disposition. Notwithstanding the foregoing, purchases, redemptions or other acquisitions of Equity Interests of the Company or any direct or indirect parent of the Company shall not be deemed Investments. The amount of an investment shall be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Issue Date” means December 27, 2005.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any option or other agreement to sell or give a security interest in and any consensual filing of any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction other than filings in respect of leases otherwise permitted under the Indenture.

“Management Agreement” means the Management Agreement to be dated as of the Issue Date among the Company and Onex Partners Manager LP, as the same may be amended, modified or replaced from time to time so long as any such amendment, modification or replacement, taken as a whole, is no less favorable in any material respect to the Company or any Restricted Subsidiary than the contract or agreement as in effect on the Issue Date.

“Merger” means the Merger of SHG Acquisition Corp. with and into the Company with the Company continuing as the surviving corporation pursuant to the Agreement and Plan of Merger, dated as of October 22, 2005, between the Company, SHG Acquisition Corp., SHG Holding Solutions, Inc. and the agent and certain warrant holders party thereto.

“Minority Interest” means, with respect to any Person, interests in income (loss) of any of such Person’s Subsidiaries held by one or more Persons other than such Person or another Subsidiary of such Person, as reflected on such Person’s consolidated financial statements.

“Moody’s” means Moody’s Investment Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however:

(1) any income or expense incurred in connection with the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

(2) any depreciation, amortization, non-cash impairment or other non-cash charges or expenses recorded as a result of the application of purchase accounting in accordance with Accounting Principles Board Opinion Nos. 16 and 17 or SFAS Nos. 141 and 142; and

(3) any gain, loss, income, expense or other charge recognized or incurred in connection with changes in value or dispositions of Investments made pursuant to clause (8) of the definition of Permitted Investments (it being understood that this clause (3) shall not apply to any expenses incurred in connection with the funding of contributions to any plan).

“Net Proceeds” means the aggregate cash proceeds received by the Company or any Restricted Subsidiary in respect of any Asset Sale (including any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including (a) fees and expenses related to such Asset Sale (including legal, accounting and investment banking fees and discounts, and sales and brokerage commissions, and any relocation expenses incurred as a result of the Asset Sale), (b) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (c) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under the Senior Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale, (d) any reserve in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale and (e) cash escrows (until released from escrow to the seller).

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any Restricted Subsidiary:

(a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness);

(b) is directly or indirectly liable as a guarantor or otherwise; or

(c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock (other than stock of an Unrestricted Subsidiary pledged by the Company to secure debt of such Unrestricted Subsidiary) or assets of the Company or such Restricted Subsidiary.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed by two Officers.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Permitted Business” means any business in which the Company and the Restricted Subsidiaries are engaged on the Issue Date or any business reasonably related, ancillary or complementary thereto, or reasonable extensions thereof.

“Permitted Investments” means:

(1) any Investment in the Company or in any Restricted Subsidiary;

(2) any Investment in Cash Equivalents;

(3) any Investment in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Certain Covenants — Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date;

(6) other Investments made after the Issue Date in a Permitted Business having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (6) after the Issue Date that are at the time outstanding, not to exceed the greater of (a) $15.0 million or (b) 2.0% of the Total Assets of the Company;

(7) any Investment made for consideration consisting solely of Qualified Equity Interests;

(8) any Investment made in connection with the funding of contributions under any non-qualified employee retirement plan or similar employee compensation plan in an amount not to exceed the amount of compensation expense recognized by the Company and any Restricted Subsidiary in connection with such plans;

(9) any Investment received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any Restricted Subsidiary, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (b) litigation, arbitration or other disputes with Persons that are not Affiliates;

(10) Hedging Obligations permitted under the covenant described above under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(11) any Investment consisting of prepaid expenses, negotiable instruments held for collection and lease, endorsements for deposit or collection in the ordinary course of business, utility or workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(12) pledges or deposits by a Person under workers compensation laws, unemployment insurance laws or similar legislation, or deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(13) any Investment consisting of a loan or advance to officers, directors or employees of the Company or a Restricted Subsidiary in connection with the purchase by such Persons of Equity Interests of the Company or any direct or indirect parent of the Company so long as the cash proceeds of such purchase received by the Company or such other Person are contemporaneously contributed to the common equity capital of the Company;

(14) loans or advances to employees made in the ordinary course of business of the Company or any Restricted Subsidiary of the Company in an aggregate principal amount not to exceed $2 million at any one time outstanding;

(15) repurchases of the notes;

(16) guarantees of Indebtedness permitted under the covenant described in “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock;” and

(17) other Investments made after the Issue Date in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (17) after the Issue Date, not to exceed the greater of (a) $15.0 million or (b) 2.0% of the Total Assets of the Company.

“Permitted Junior Securities” means:

(1) Equity Interests in the Company or any Subsidiary Guarantor; or

(2) debt securities that are subordinated to all Senior Indebtedness and any debt securities issued in exchange for Senior Indebtedness to substantially the same extent as, or to a greater extent than, the notes and the Subsidiary Guarantees are subordinated to Senior Indebtedness under the Indenture.

“Permitted Liens” means:

(1) Liens in favor of the Company or any Restricted Subsidiary;

(2) Liens on assets of the Company or any Restricted Subsidiary securing Senior Indebtedness that was permitted by the terms of the Indenture to be incurred;

(3) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary, provided, however, that such Liens were not incurred in contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or any Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary, provided, however, that such Liens were not incurred in contemplation of such acquisition;

(5) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(6) Liens to secure Refinancing Indebtedness where the Indebtedness being Refinanced was secured by the same assets; provided, however, that such Liens do not extend to any additional assets (other than improvements and accession thereon and replacements thereof or proceeds or distributions thereof);

(7) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary with respect to obligations that do not exceed $7.5 million at any one time outstanding and that: (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary;

(8) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(9) Liens created for the benefit of (or to secure) the notes (or the Subsidiary Guaranties) or payment obligations to the Trustee;

(10) Liens and rights of setoff in favor of a bank imposed by law and incurred in the ordinary course of business on deposit accounts maintained with such bank and cash and Cash Equivalents in such accounts;

(11) Liens securing Hedging Obligations;

(12) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(13) Liens existing on the date of the Indenture;

(14) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided, however, that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor; and

(15) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any Restricted Subsidiary issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, defease or discharge or refund (collectively, “Refinance”) other Indebtedness of the Company or any Restricted Subsidiary; provided, however, that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, discharged, defeased or refunded (plus the amount of reasonable expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, defeased, discharged or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased, refunded or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, defeased, discharged or refunded;

(4) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor may not be used to Refinance any Indebtedness of the Company or a Subsidiary Guarantor.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person. The “principal” amount of any Preferred Stock at any date shall be the liquidation preference (or, if greater, the mandatory redemption price, if any) of such Preferred Stock at such date.

“principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

“Pro Forma Cost Savings” means, with respect to any period, the reductions in costs (including such reductions resulting from employee terminations, facilities consolidations and closings, standardization of employee benefits and compensation policies, consolidation of property, casualty and other insurance coverage and policies, standardization of sales and distribution methods, reductions in taxes other than income taxes) that occurred during such period that are (1) directly attributable to an asset acquisition or (2) implemented, committed to be implemented, specifically identified to be implemented or the commencement of implementation of which has begun in good faith by the business that was the subject of any such asset acquisition within six months of the date of the asset acquisition and that are supportable and quantifiable by the underlying records of such business, as if, in the case of each of clauses (1) and (2), all such reductions in costs had been effected as of the beginning of such period, decreased by any incremental expenses incurred or to be incurred during such period in order to achieve such reduction in costs, all such costs to be determined in good faith by the chief financial officer of the Company.

“Public Equity Offering” means an underwritten primary public offering of common stock of the Company or any direct or indirect parent entity pursuant to an effective registration statement under the Securities Act; provided, however, for the purposes of the optional redemption of notes described under “— Optional Redemption”, if such offering is of common stock of any such parent entity, the net proceeds therefrom have been contributed to the common equity capital of the Company.

“Qualified Equity Interests” means Equity Interests of the Company other than Disqualified Stock.

“Registration Rights Agreement” means the Registration Rights Agreement dated as of the Issue Date among the Company, the Subsidiary Guarantors, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc.

“Related Party” with respect to any Sponsor means:

(1) any controlling stockholder or partner, 80% (or more) owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Sponsor; or

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a 51% or more controlling interest of which consist of such Sponsor and/or such other Persons referred to in the immediately preceding clause (1);

provided, however, that “Related Party” shall not include any portfolio operating companies of Sponsor.

“Related Professional Corporation” means a professional corporation that is owned by one or more physicians, independent contractor physicians or healthcare facilities in each case (a) to whom the Company, any Restricted Subsidiary of the Company or another Related Professional Corporation provides management services pursuant to a management services, practice support or similar agreement and (b) except for the effect of the preceding clause (a), is not otherwise an Affiliate of the Company or its Restricted Subsidiaries.

“Representative” means, with respect to a Person, any trustee, agent or representative (if any) for an issue of Senior Indebtedness of such Person.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any such Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or any such Restricted Subsidiary to such Person or any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Company secured by a Lien.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Senior Credit Facilities” means the Second Amended and Restated First Lien Credit Agreement dated as of the Issue Date among the Company, SHG Holding Solutions, Inc., Credit Suisse, as administrative agent and collateral agent and as sole lead arranger and sole bookrunner, and the other agents and lenders named therein, providing for revolving credit borrowings and term loans, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time including increases in principal amount.

“Senior Indebtedness” means with respect to any Person:

(1) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other obligations are subordinate or pari passu in right of payment to the notes or the Subsidiary Guaranty of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to the Company or any Subsidiary;

(2) any liability for federal, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(4) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

“Senior Subordinated Indebtedness” means, with respect to a Person, the notes (in the case of the Company), the Subsidiary Guaranty (in the case of a Subsidiary Guarantor) and any other Indebtedness of such Person that specifically provides that such Indebtedness is to rank pari passu with the notes or such Subsidiary Guaranty, as the case may be, in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other Obligation of such Person which is not Senior Indebtedness of such Person.

“Significant Subsidiary” means any Restricted Subsidiary, or group of Restricted Subsidiaries, that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Sponsor” means Onex Partners LP, Onex Corporation and their respective Affiliates other than portfolio operating companies of any of the foregoing.

“Standard & Poor’s” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the notes or a Subsidiary Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership or limited liability company (a) the sole general partner or the managing general partner or managing member of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

“Subsidiary Guarantor” means a Subsidiary of the Company that guarantees the Company’s payment obligations under the Indenture and the notes.

“Subsidiary Guaranty” means each senior subordinated guarantee by each Subsidiary of the Company’s payment obligations under the Indenture and the notes pursuant to the Indenture or contained in a Guaranty Agreement, executed pursuant to the Indenture.

“Total Assets” means the total combined, consolidated assets of the Company and its Restricted Subsidiaries, as would be shown on the Company’s consolidated balance sheet in accordance with GAAP on the date of determination.

“Transactions” means the acquisition of the Company by SHG Acquisition Corp., the Merger, the cash equity contribution relating thereto, the issuance and sale of the notes, the execution and delivery of the Senior Credit Facilities and documents related thereto and the initial extension of credit thereunder, and other transactions contemplated by the merger agreement entered into and consummated in connection with such acquisition and the payment of fees and expenses in connection with the foregoing.

“Trustee” means Wells Fargo Bank N.A. until a successor replaces it and, thereafter, means the successor.

“Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means with respect to the Company, any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any Restricted Subsidiary; and

(3) has no Subsidiaries that are Restricted Subsidiaries.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.” On the Issue Date, Fountain View Reinsurance, Ltd. will be an Unrestricted Subsidiary without any further action on the part of the Company. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption

“— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”, the Company shall be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall be permitted only if (1) such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and (2) no Default would be in existence following such designation.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying: (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or one or more other Wholly-Owned Subsidiaries.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations relating to the exchange of private notes for exchange notes pursuant to this exchange offer, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or Code, Treasury Regulations promulgated under the Code, administrative rulings and judicial decisions, all as in effect on the date of this prospectus. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought and will not seek any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to holders who purchased the notes upon their initial issuance at their initial issue price and who hold the notes as capital assets. This summary also does not address the effect of the U.S. federal estate or gift tax laws or the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	real estate investment companies;

•	regulated investment companies;

•	dealers in securities or commodities;

•	expatriates and certain former citizens or long-term residents of the United States;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities;

•	persons that are S-corporations, partnerships or other pass-through entities;

•	holders that are “United States persons,” as defined by the Code, whose functional currency is not the U.S. dollar;

•	persons that hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the notes under the constructive sale provisions of the Code.

THIS SUMMARY OF CERTAIN U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE EXCHANGE OFFER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Exchange of Private Notes for Exchange Notes

The exchange of private notes for exchange notes in the exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes because the exchange notes will not be considered to differ materially in kind or extent from the private notes. Accordingly, the exchange of private notes for exchange notes will not be a taxable event to holders for U.S. federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the private notes and the same tax consequences to holders as the private notes have to holders, including, without limitation, the same adjusted tax basis and holding period. Therefore, references to “notes” apply equally to the exchange notes and the private notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for private notes where such private notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resales.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. By acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the notes) other than commissions or concession of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

The broker-dealer acknowledges and agrees that, upon receipt of notice from us of the happening of any event which:

•	makes any statement in this prospectus untrue in any material respect;

•	requires the making of any changes in this prospectus to make the statements in this prospectus not misleading; or

•	may impose upon us disclosure obligations that may have a material adverse effect on us,

which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of this prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to this prospectus to the broker-dealer.

LEGAL MATTERS

The validity of the exchange notes offered hereby will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, as set forth in their report. We have included our consolidated financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited the Sunset Healthcare combined financial statements at December 31, 2005 and for the year ended December 31, 2005, as set forth in their report. We have included the Sunset Healthcare combined financial statements in the prospectus and elsewhere in the registration statement, in reliance on Ernst & Young LLP’s report, given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act with respect to the exchange offers covered by this prospectus. This prospectus does not contain all the information included in the registration statement nor all of the exhibits. Additional information about us is included in the registration statement and the exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement and the exhibits filed may be inspected without charge at the public reference room maintained by the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained upon the payment of the fees prescribed by the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of this Web site is http://www.sec.gov. You may request a copy of any of our filings with the Securities and Exchange Commission, or any of the agreements or other documents that might constitute exhibits to those filings, at no cost, by writing or telephoning us at the following address or phone number:

Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, CA 92610
Attention: General Counsel
Telephone: (949) 282-5800

To obtain delivery of any of our filings, agreements or other documents, you must make your request to us no later than five business days before the expiration date of the exchange offer. The exchange offer will expire at 5:00 p.m., New York City time on          , 2007. The exchange offer can be extended by us in our sole discretion. See “The Exchange Offer — Expiration Date.”

So long as we are subject to the periodic reporting requirements of the Exchange Act, we are required to furnish the information required to be filed with the SEC to the trustee and the holders of the private notes and the exchange notes. We have agreed that, while any of the notes remain outstanding even if we are not required under the Exchange Act to furnish such information to the SEC, we will nonetheless continue to furnish information that would be required to be furnished by us by Section 13 of the Exchange Act.

Our website is located at www.skilledhealthcare.com. The information on our website does not constitute a part of this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Skilled Healthcare Group, Inc.

We have audited the accompanying consolidated balance sheets of Skilled Healthcare Group, Inc. (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  Ernst & Young LLP

Orange County, California
March 15, 2007
except for Note 17, as to which the date is
April 26, 2007

Skilled Healthcare Group, Inc.

Consolidated Balance Sheets
(In thousands, except share and per share data)

	March 31,	December 31,	December 31,
	2007	2006	2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$378	$2,821	$37,138
Accounts receivable, less allowance for doubtful accounts of $8,531, $7,889 and $5,678 at March 31, 2007 (unaudited) and December 31, 2006 and 2005, respectively	88,468	86,168	62,561
Deferred income taxes	13,930	13,248	11,390
Prepaid expenses	2,285	2,101	5,996
Other current assets	11,943	10,296	18,865

Total current assets	117,004	114,634	135,950
Property and equipment, net	238,549	230,904	191,151
Other assets:
Notes receivable, less allowance for doubtful accounts of $0, $0 and $301 at March 31, 2007 (unaudited) and December 31, 2006 and 2005, respectively	6,534	4,968	3,916
Deferred financing costs, net	15,794	15,764	18,551
Goodwill	412,894	411,349	396,097
Intangible assets, net	33,378	33,843	35,823
Non-current income tax receivable	1,882	1,882	—
Deferred income taxes	1,607	1,504	21
Other assets	53,911	23,847	15,573

Total other assets	526,000	493,157	469,981

Total assets	$881,553	$838,695	$797,082

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$50,547	$69,136	$55,233
Employee compensation and benefits	22,505	22,693	18,669
Current portion of long-term debt and capital leases	3,185	3,177	2,918

Total current liabilities	76,237	95,006	76,820
Long-term liabilities:
Insurance liability risks	28,315	28,306	28,414
Other long-term liabilities	20,013	8,857	8,530
Long-term debt and capital leases, less current portion	511,669	465,878	460,391

Total liabilities	636,234	598,047	574,155
Stockholders’ equity:
Preferred stock, 50,000 shares authorized, 25,000 Class A convertible shares and 25,000 class B shares.
Class A, $0.001 par value; 22,312 shares, 22,312 shares and 22,287 shares issued and outstanding at March 31, 2007 (unaudited), December 31, 2006 and 2005, respectively, liquidation preference of $23,424, $18,652 and $246 at March 31, 2007 (unaudited), December 31, 2006 and 2005, respectively	23,424	18,652	246
Class B, $0.001 par value; no shares issued and outstanding at March 31, 2007 (unaudited), December 31, 2006 and 2005, respectively	—	—	—
Common stock, 25,350,000 shares authorized, $0.001 par value per share; 12,636,079 shares, 12,636,079 shares and 12,552,784 shares issued and outstanding at March 31, 2007 (unaudited), December 31, 2006 and 2005, respectively	13	13	13
Deferred compensation	—	—	(185)
Additional paid-in-capital	221,882	221,983	222,853
Retained earnings	—	—	—

Total stockholders’ equity	245,319	240,648	222,927

Total liabilities and stockholders’ equity	$881,553	$838,695	$797,082

The accompanying notes are an integral part of these consolidated financial statements.

Skilled Healthcare Group, Inc.

Consolidated Statements of Operations
(In thousands except share and per share data)

	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
	Successor	Successor	Successor	Predecessor	Predecessor
	(Unaudited)

Revenue	$144,655	$125,186	$531,657	$462,847	$371,284
Expenses:
Cost of services (exclusive of rent cost of sales and depreciation and amortization shown below)	107,213	92,311	394,936	347,228	281,395
Rent cost of sales	2,694	2,451	10,027	9,815	7,883
General and administrative	11,497	9,566	39,872	43,784	25,148
Depreciation and amortization	3,961	3,674	13,897	9,991	8,597

	125,365	108,002	458,732	410,818	323,023

Other income (expenses):
Interest expense	(12,092)	(11,227)	(46,286)	(27,629)	(22,370)
Interest income and other	327	386	1,196	949	789
Equity in earnings of joint venture	540	381	1,903	1,787	1,701
Change in fair value of interest rate hedge	(33)	(21)	(197)	(165)	(926)
Reorganization expenses	—	—	—	(1,007)	(1,444)
Write-off of deferred financing costs	—	—	—	(16,626)	(7,858)
Forgiveness of stockholder loan	—	—	—	(2,540)	—
Gain on sale of assets	—	—	—	980	—

Total other income (expenses), net	(11,258)	(10,481)	(43,384)	(44,251)	(30,108)

Income before provision for (benefit from) income taxes, discontinued operations and cumulative effect of a change in accounting principle	8,032	6,703	29,541	7,778	18,153
Provision for (benefit from) income taxes	3,378	2,601	12,204	(13,048)	4,421

Income before discontinued operations and cumulative effect of a change in accounting principle	4,654	4,102	17,337	20,826	13,732
Discontinued operations, net of tax	—	—	—	14,740	2,789
Cumulative effect of a change in accounting principle, net of tax	—	—	—	(1,628)	—

Net income	4,654	4,102	17,337	33,938	16,521
Accretion on preferred stock	(4,772)	(4,401)	(18,406)	(744)	(469)

Net (loss) income attributable to common stockholders	$(118)	$(299)	$(1,069)	$33,194	$16,052

Net (loss) income per share data:
(Loss) income before discontinued operations and cumulative effect of a change in accounting principle per common share, basic	$(0.01)	$(0.03)	$(0.09)	$16.34	$11.11
Discontinued operations per common share, basic	—	—	—	11.99	2.34
Cumulative effect of a change in accounting principle per common share, basic	—	—	—	(1.32)	—

Net (loss) income per common share, basic	$(0.01)	$(0.03)	$(0.09)	$27.01	$13.45

(Loss) income before discontinued operations and cumulative effect of a change in accounting principle per common share, diluted	$(0.01)	$(0.03)	$(0.09)	$15.56	$10.30
Discontinued operations per common share, diluted	—	—	—	11.43	2.17
Cumulative effect of a change in accounting principle per common share, diluted	—	—	—	(1.26)	—

Net (loss) income per common share, diluted	$(0.01)	$(0.03)	$(0.09)	$25.73	$12.47

Weighted average common shares outstanding, basic	11,959,116	11,618,412	11,638,185	1,228,965	1,193,501

Weighted average common shares outstanding, diluted	11,959,116	11,618,412	11,638,185	1,290,120	1,286,963

The accompanying notes are an integral part of these consolidated financial statements.

Skilled Healthcare Group, Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)
(In thousands, except share data)

								Additional	Retained
	Preferred Stock		Common Stock		Class B Non-Voting Common Stock		Deferred	Paid-In	(Deficit)	Due From
	Shares	Amount	Shares	Amount	Shares	Amount	Comp	Capital	Earnings	Stockholder	Total
Predecessor
Balance at December 31, 2003	—	$—	1,193,587	$—	—	$—	$—	$107,572	$(187,345)	$(2,540)	$(82,313)
Change in terms of preferred stock	15,000	15,000	—	—	—	—	—	—	—	—	15,000
Accretion on preferred stock	—	469	—	—	—	—	—	(469)	—	—	—
Issuance of restricted stock	—	—	—	—	70,661	1	—	3	—	—	4
Cancellation of restricted stock	—	—	—	—	(4,930)	—	—	—	—	—	—
Deferred compensation related to restricted stock awards	—	—	—	—	—	—	(1,161)	1,161	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	313	—	—	—	313
Other changes	—	—	—	12	—	—	—	(12)	—	—	—
Net income	—	—	—	—	—	—	—	—	16,521	—	16,521

Balance at December 31, 2004	15,000	15,469	1,193,587	12	65,731	1	(848)	108,255	(170,824)	(2,540)	(50,475)
Accretion on preferred stock	—	498	—	—	—	—	—	(498)	—	—	—
Dividends paid	—	(967)	—	—	—	—	—	(107,637)	—	—	(108,604)
Redemption of preferred stock	(15,000)	(15,000)	—	—	—	—	—	—	—	—	(15,000)
Forgiveness of stockholder loan	—	—	—	—	—	—	—	—	—	2,540	2,540
Exercise of warrants and cash settlement of stock options	—	—	42,999	82	—	—	—	—	—	—	82
Repurchase of common stock	—	—	(614)	—	—	—	—	(7)	—	—	(7)
Cancellation of common stock by Bankruptcy Court	—	—	(979)	—	—	—	—	—	—	—	—
Deferred compensation related to restricted stock awards	—	—	—	—	—	—	(8,940)	8,940	—	—	—
Stock-based compensation and amortization of deferred compensation	—	—	—	—	—	—	9,788	—	—	—	9,788
Net income	—	—	—	—	—	—	—	—	33,938	—	33,938

	—	—	1,234,993	94	65,731	1	—	9,053	(136,886)	—	(127,738)
Successor
Effect of the Onex Transaction	—	—	(1,234,993)	(94)	(65,731)	(1)	—	(9,053)	136,886	—	127,738
Onex and other equity contributions	22,287	—	11,299,275	12	—	—	—	222,853	—	—	222,865
Deferred compensation related to restricted stock awards	—	—	1,253,509	1	—	—	(247)	246	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	62	—	—	—	62
Accretion on preferred stock	—	246	—	—	—	—	—	(246)	—	—	—

Balance at December 31, 2005	22,287	246	12,552,784	13	—	—	(185)	222,853	—	—	222,927
Proceeds from issuance of stock	10	—	5,070	—	—	—	—	100	—	—	100
Net income	—	—	—	—	—	—	—	—	17,337	—	17,337
Reclassification of deferred compensation upon adopting SFAS No. 123R	—	—	—	—	—	—	185	(185)	—	—	—
Issuance of stock	15	—	78,225	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	284	—	—	284
Accretion on preferred stock	—	18,406	—	—	—	—	—	(1,069)	(17,337)	—	—

Balance at December 31, 2006	22,312	18,652	12,636,079	13	—	—	—	221,983	—	—	$240,648
Net income	—	—	—	—	—	—	—	—	4,654	—	4,654
Stock-based compensation	—	—	—	—	—	—	—	17	—	—	17
Accretion on preferred stock	—	4,772	—	—	—	—	—	(118)	(4,654)	—	—

Balance at March 31, 2007 (unaudited)	22,312	$23,424	12,636,079	$13	—	$—	$—	$221,882	$—	$—	$245,319

The accompanying notes are an integral part of these consolidated financial statements.

Skilled Healthcare Group, Inc.

Consolidated Statements of Cash Flows
(In thousands)

	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
	Successor	Successor	Successor	Predecessor	Predecessor
	(Unaudited)

Operating Activities
Net income	$4,654	$4,102	$17,337	$33,938	$16,521
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,961	3,674	13,897	9,991	8,597
Reorganization expenses	—	—	—	1,007	1,444
Provision for doubtful accounts	1,026	1,282	5,439	3,968	2,259
Non-cash stock-based compensation	17	15	284	9,850	313
Cumulative effect of a change in accounting principle	—	—	—	1,628	—
Gain on sale of assets	—	—	—	(23,892)	—
Amortization of deferred financing costs	722	723	2,640	1,657	1,155
Write-off of deferred financing costs and prepayment costs related to extinguished debt	—	—	—	16,626	7,858
Forgiveness of stockholder loan	—	—	—	2,540	—
Deferred income taxes	(2,330)	(552)	(6,363)	(23,129)	—
Change in fair value of interest rate hedge	33	21	197	165	926
Amortization of discount on senior subordinated notes	42	41	164	—	—
Changes in operating assets and liabilities:
Accounts receivable	(3,326)	(11,767)	(29,046)	(28,242)	(7,119)
Other current assets	(834)	477	12,267	(12,630)	(1,923)
Accounts payable and accrued liabilities	(12,584)	5,053	14,019	13,983	5,745
Employee compensation and benefits	(771)	(551)	3,588	2,393	2,817
Non-current income tax receivable	—	—	(1,882)	—	—
Insurance liability risks	887	959	1,547	5,173	11,272
Other long-term liabilities	11,156	106	327	1,015	306
Net cash paid for reorganization costs	—	—	—	(1,037)	(1,813)

Net cash provided by operating activities	2,653	3,583	34,415	15,004	48,358

Investing activities
Principal (additions) payments on notes receivable, net	(1,566)	208	(1,052)	171	1,134
Acquisition of healthcare facilities	(4,623)	(31,305)	(43,030)	—	(42,748)
Proceeds from disposal of property and equipment	—	—	—	41,059	74
Additions to property and equipment	(6,379)	(3,066)	(22,267)	(11,183)	(8,212)
Changes in other assets	(30,203)	(3,242)	(7,680)	(482)	4,522
Cash distributed related to the Onex Transaction	(7,330)	—	(347)	(253,350)	—

Net cash used in investing activities	(50,101)	(37,405)	(74,376)	(223,785)	(45,230)

Financing activities
Borrowings (repayments) under line of credit, net	46,500	—	8,500	(15,000)	—
Repayments on long-term debt and capital leases	(743)	(728)	(2,918)	(14,362)	(23,299)
Repayments on long-term debt through refinancing	—	—	—	(110,000)	(228,854)
Fees paid for early extinguishment of debt	—	—	—	(6,300)	(4,361)
Proceeds from issuance of long-term debt	—	—	—	321,786	278,998
Additions to deferred financing costs of new debt	(752)	(36)	(38)	(21,765)	(9,358)
Redemption of preferred stock	—	—	—	(15,732)	—
Purchase of treasury stock	—	—	—	(7)	—
Proceeds from exercise of warrants and cash settlement of stock options	—	—	—	82	—
Dividends paid	—	—	—	(108,604)	(15,000)
Proceeds from restricted stock grant	—	—	—	—	4
Proceeds from capital contributions related to the Onex Transaction	—	—	—	211,300	—
Proceeds from the issuance of new common stock	—	100	100	—	—

Skilled Healthcare Group, Inc.

Consolidated Statements of Cash Flows — (Continued)
(In thousands)

	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
	Successor	Successor	Successor	Predecessor	Predecessor
	(Unaudited)

Proceeds from sale of interest rate hedge	—	—	—	130	1,355
Purchase of interest rate hedge	—	—	—	(275)	(617)

Net cash provided by (used in) financing activities	45,005	(664)	5,644	241,253	(1,132)

(Decrease) increase in cash and cash equivalents	(2,443)	(34,486)	(34,317)	32,472	1,996
Cash and cash equivalents at beginning of year	2,821	37,138	37,138	4,666	2,670

Cash and cash equivalents at end of year	$378	$2,652	$2,821	$37,138	$4,666

Supplemental cash flow information
Cash paid for:
Interest expense	$16,933	$4,811	$31,620	$26,068	$26,836

Income taxes	$3,330	$—	$2,655	$25,222	$1,414

Supplemental disclosure of non-cash investing and financing activities:
Reclassification of accounts receivable to notes receivable	$—	$—	$2,265	$—	$313

Capitalized lease transactions	$—	$—	$—	$—	$1,514

The accompanying notes are an integral part of these consolidated financial statements.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

1.	Description of Business

Current Business

Skilled Healthcare Group, Inc. (formerly known as SHG Holding Solutions, Inc. and, through its predecessor, Fountain View, Inc., which was later renamed Skilled Healthcare Group, Inc.), (“Skilled”) through its subsidiaries, is an operator of long-term care facilities and a provider of a wide range of post-acute care services, with a strategic emphasis on sub-acute specialty medical care. Skilled and its consolidated subsidiaries are collectively referred to as the “Company.” The Company currently operates facilities in California, Kansas, Missouri, Nevada and Texas, including 61 skilled nursing facilities (“SNFs”), that offer sub-acute care and rehabilitative and specialty medical skilled nursing care; and 13 assisted living facilities (“ALFs”) that provide room and board and social services. In addition, the Company provides a variety of ancillary services such as physical, occupational and speech therapy in Company-operated facilities and unaffiliated facilities. Furthermore, the Company owns and operates two licensed hospices providing palliative care in its California and Texas markets. The Company is also a member in a joint venture located in Texas providing institutional pharmacy services which currently serves approximately eight of the Company’s SNFs and other facilities unaffiliated with the Company. Also, in 2005, the Company sold two of its California-based institutional pharmacies (Note 5).

Reorganization Under Chapter 11

In 2001, Skilled (known at the time as Fountain View, Inc. and upon emergence from bankruptcy, renamed Skilled Healthcare Group, Inc. or “SHG”) and 22 of its subsidiaries filed voluntary petitions for protection under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Central District of California, Los Angeles Division (the “Bankruptcy Court”).

Following its petition for protection under Chapter 11, SHG continued to operate its businesses as a debtor-in-possession subject to the jurisdiction of the Bankruptcy Court through August 19, 2003 (the “Effective Date”), when it emerged from bankruptcy pursuant to the terms of SHG’s Third Amended Joint Plan of Reorganization dated April 22, 2003 (the “Plan”). From the date SHG filed the petition with the Bankruptcy court through December 31, 2005, SHG incurred reorganization expenses totaling approximately $32,506. There were no material reorganization expenses during the three months ended March 31, 2007 or in 2006.

The principal components of reorganization expenses incurred, are as follows:

	Year Ended December 31,
	2005	2004

Professional fees	$600	$620
Court-related services	40	157
Refinancing costs	5	49
Other fees	362	618

Total	$1,007	$1,444

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

Details of operating cash receipts and payments resulting from the reorganization are as follows:

	Year Ended December 31,
	2005	2004

Operating cash receipts	$—	$—
Cash payments to suppliers for reorganization services:
Professional fees	600	620
Court-related services	40	157
Refinancing costs	5	49
Other fees	392	987

Total	$1,037	$1,813

Matters Related to Emergence

On July 10, 2003, the Bankruptcy Court confirmed SHG’s Plan, which was approved by substantially all creditors and implemented on the Effective Date. The principal provisions of the Plan included:

•	The incurrence by SHG of (i) approximately $32,000 in indebtedness available under new Revolving Credit Facilities; (ii) approximately $23,000 under a new Secured Mezzanine Term Loan; and (iii) approximately $95,000 under a new Senior Mortgage Term Loan;

•	The satisfaction of SHG’s 11 1/4% Senior Subordinated Notes due 2008 (“2008 Notes”) upon the issuance or payment by SHG to the holders of the 2008 Notes on a pro rata basis of (i) approximately $106,800 of new Senior Subordinated Secured Increasing Rate Notes due 2008 that accrued interest at an initial rate of 9.25% and provided for annual rate increases, (ii) 58,642 shares of common stock and (iii) cash in the amount of $50,000, consisting of approximately $36,000 in outstanding interest and approximately $14,000 of principal;

•	The payment in full of amounts outstanding under SHG’s $90,000 Term Loan Facility and $30,000 Revolving Credit Facility;

•	The issuance of one share of new series A preferred stock, par value $0.01 per share for each share of SHG’s existing series A preferred stock;

•	The cancellation of SHG’s series A common stock and the issuance of 1.1142 shares of new common stock for each share of cancelled series A common stock;

•	The cancellation of SHG’s series B common stock and options to purchase series C common stock, with no distribution made in respect thereof;

•	The cancellation of SHG’s series C common stock and the issuance of one share of new common stock for each share of cancelled series C common stock;

•	The cancellation of outstanding warrants to purchase series C common stock and the issuance of new warrants, on substantially the same terms, to purchase a number of shares of new common stock equal to the number of shares of series C common stock that were subject to the existing warrants so cancelled;

•	An amendment and restatement of SHG’s stockholders’ agreement;

•	The impairment of certain secured claims and the impairment of certain general unsecured claims; and

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

•	The restructuring of SHG’s businesses and legal structure to conform to SHG’s exit financing requirements whereby business enterprises were assumed by new subsidiary limited liability companies and existing corporations such that: (i) day-to-day operations are performed by each operating subsidiary; (ii) administrative services, such as accounting and cash management, are provided through a subsidiary administrative services company under contracts at market rates with each of the operating subsidiaries, and (iii) payroll processing services are provided through a subsidiary employment services company under contracts at market rates with each of the operating subsidiary employers.

The Onex Transaction

In October 2005, Skilled (known as SHG Holding Solutions, Inc. at that time) entered into an agreement and plan of merger (the “Agreement”) with SHG, the entity that, through its subsidiaries, then operated Skilled’s business, SHG Acquisition Corp. (“Acquisition”) and SHG’s former sponsor, Heritage Fund II LP and related investors (“Heritage”). Skilled and Acquisition were formed by Onex Partners LP, Onex American Holdings II LLC and Onex U.S. Principals LP (“Onex”) and certain of its associates (collectively the “Sponsors”) for purposes of acquiring SHG. The merger was completed effective December 27, 2005 (the “Onex Transaction”). The Company’s results of operations during the period from December 28, 2005 through December 31, 2005 were not significant. Under the Agreement, Acquisition acquired substantially all of the outstanding shares of SHG through a merger with SHG, with SHG being the surviving corporation and a wholly owned subsidiary of Skilled. The Onex Transaction was accounted for in accordance with Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations, or SFAS No. 141 using the purchase method of accounting and, accordingly, all assets and liabilities of SHG and its consolidated subsidiaries were recorded at their fair values as of the date of the acquisition (discussed below), including goodwill of $396,035, representing the purchase price in excess of the fair values of the tangible and identifiable intangible assets acquired. Substantially all of the goodwill is not deductible for income tax purposes.

Concurrent with the Onex Transaction, certain members of SHG’s senior management team and Baylor Health Care System (collectively, the “Rollover Investors”) made an equity investment in Skilled of approximately $11,600 in cash and rollover equity, and the Sponsors made an equity investment in Skilled of approximately $211,300 in cash. Immediately after the Onex Transaction, the Sponsors and the Rollover Investors held approximately 95% and 5%, respectively, of the outstanding capital shares of Skilled, not including restricted stock issued to management at the time of the Onex Transaction.

Concurrent with the Onex Transaction, SHG assumed $200,000 of 11% Senior Subordinated Notes due 2014 (the “2014 Notes”) from Acquisition; paid cash merger consideration of $240,814 to its existing stockholders (other than to the Rollover Investors to the extent of their rollover investment) and option holders; amended its existing First Lien Credit Agreement to provide for rollover of the existing $259,350 First Lien Credit Agreement and an increase in the revolving credit facility from $50,000 to $75,000; and repaid in full its $110,000 Second Lien Credit Agreement (Note 8).

As a condition of the Agreement, an escrow account was established in the amount of $21,000 to satisfy claims by Skilled and its related parties for up to four years. Of the $21,000, $6,000 is allocated for reimbursement for potential tax liabilities that arose prior to the date of the Onex Transaction. As the tax liabilities recorded on the Company’s financial statements are in excess of the $6,000, the Company has recorded a receivable from the tax escrow account for $6,000 which has been classified as other current assets in the accompanying financial statements. The remaining $15,000 in escrow was established to provide for any contingencies or liabilities not recorded or specifically provided for as of December 27, 2005.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

Additionally, under the Agreement, the Company was required to repay to Heritage amounts paid by SHG to the IRS in excess of the 2005 tax amounts on SHG’s tax return for the period ended December 27, 2005. The Company recorded a liability on its December 31, 2006 and 2005 balance sheets related to amounts owed to Heritage as a result of these tax payments.

The purchase price was financed through the following sources:

Issuance of common and preferred stock for cash	$211,300
Issuance of common and preferred stock for rollover consideration	10,065
Issuance of common and preferred stock in consideration for settlement of accrued liabilities	1,500

Total issuance of common and preferred stock	222,865
Issuance of 11% Senior Subordinated Notes due 2014	198,668
Amended First Lien Credit Agreement, assumed under Agreement	259,350

Total sources of financing	$680,883

The purchase price was composed of the following:

Cash paid to stockholders, including amounts held in escrow	$240,814
Rollover consideration	10,065
Accrued liability settled in consideration for common and preferred stock	1,500
Amended First Lien Credit Agreement, assumed under Agreement	259,350
Amounts paid to settle Second Lien Credit Agreement	110,000
Accrued interest and prepayment penalty on Second Lien Credit Agreement	4,798
Transaction costs	7,739
Deferred financing costs	11,439

Total purchase price	$645,705

Net cash retained in successor company from the Onex Transaction	$35,178

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

Financing sources exceeded the purchase price to provide for additional cash resources for planned acquisitions subsequent to the Onex Transaction.

The following table presents the purchase price allocation:

Purchase price:		$645,705
Cash held in predecessor company	2,744
Other current assets	90,628
Property and equipment	191,151
Identifiable intangible assets	35,823
Other long-term assets	63,011
Current liabilities	(67,464)
Other long-term liabilities	(66,223)

Net assets acquired		249,670

Goodwill		$396,035

The working capital items that were acquired were valued at book value as of the date of the Onex Transaction. The fair value of long-term tangible assets, long-term liabilities and intangible assets acquired was determined as follows:

Tangible assets and other long-term liabilities

•	Land and buildings: The valuation of land and buildings was calculated using an income approach by employing a direct capitalization analysis where an estimated market rental rate was used to determine the potential income for each property. Actual and estimated operating expenses by property were then deducted and the resulting net operating income was capitalized by a market-derived capitalization rate to determine the value of the property. The total fair value assigned to land and buildings was $174,383.

•	Other property and equipment: Other property and equipment consisted of furniture and equipment and construction in progress, for which the fair value was estimated to equal net book value as of the date of the Onex Transaction. The total fair value assigned to other property and equipment was $16,768.

•	Other long-term assets and liabilities: Other long-term assets, consisting primarily of deferred income taxes, restricted cash, deferred financing and deposits, were valued at book value as of the date of the Onex Transaction. The total fair value assigned to other long-term assets was $63,011. Other long-term liabilities, consisting primarily of insurance liability risks and deferred income taxes, were valued at book value as of the date of the Onex Transaction. The total fair value assigned to other long-term liabilities was $66,223.

Intangible assets

The intangible assets identified in the Onex Transaction were patient lists, managed care contracts, trade names and leasehold interests. The total fair value assigned to intangible assets was $35,823.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

Intangible assets are detailed in Note 4. The Company used the following methods for determining the amount of the purchase price allocated to the identifiable intangible assets:

•	Patient lists and managed care contracts: The valuation of patient lists and managed care contracts was calculated using an income approach by employing an excess earnings method that examined the economic returns contributed by the identified tangible and intangible assets of the Company, and then isolating the excess return, which was attributed to the pool of intangible assets being valued. The excess return was then discounted to present value to determine the fair value of the patient lists and managed care contracts. The amortization periods of the managed care contracts was determined to be five years. The amortization period of the patient lists was determined to be four months. The fair value assigned to managed care contracts and patient lists was $7,700 and $800, respectively.

•	Leasehold interests: The valuation of the leasehold interests was calculated using a market approach by determining the present value of the difference (the disadvantage or advantage) between the current and future contract lease obligation and the estimated market lease rate over the term of the lease for each lease acquired. The resulting advantages and disadvantages were aggregated, netted and discounted to present value to determine the amount of the purchase price to be allocated to leasehold interests. The weighted-average amortization period for the leasehold interests was determined to be approximately 10 years. The total fair value assigned to leasehold interests was $7,012.

•	Lease acquisition costs and covenants-not-to-compete: The fair value was determined to be book value as of the date of the Onex Transaction. The lease acquisition costs were fully amortized in 2006. The remaining amortization period of the covenants-not-to-compete was approximately four years. The total fair value assigned to these items was $3,311.

•	Trade names: The valuation of the trade names was calculated using an income approach, specifically the royalty savings method, by projecting revenue attributable to the services using the trade names, the royalty rate that would hypothetically be charged by a licensor of the trade name to a licensee, and a discount rate to reflect the inherent risk of the projected cash flows. The resulting cash flows were then discounted to present value to determine the fair value of the trade names. The trade names were determined to have an indefinite life and therefore not subject to amortization. The total fair value assigned to trade names was $17,000.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

As a result of the Onex Transaction, the financial statements were adjusted as follows:

	Prior Basis of
	Accounting,
Balance Sheet Accounts	December 27, 2005	Merger Adjustments	As Adjusted

Cash and cash equivalents(1)	$1,960	$35,178	$37,138
Other current assets(2)	12,865	6,000	18,865
Property and equipment, net(3)	190,903	248	191,151
Deferred financing costs, net(4)	7,112	11,439	18,551
Deferred income tax asset, net(5)	11,739	(11,718)	21
Goodwill(6)	20,491	375,544	396,035
Other intangibles(7)	3,311	32,512	35,823
Accounts payable and accrued liabilities(8)	50,251	4,982	55,233
Other long-term liabilities(9)	3,580	4,950	8,530
11% Senior Subordinated Notes(10)	—	198,668	198,668
Second Lien credit agreement(11)	110,000	(110,000)	—

(1)	Cash and cash equivalents increased by $35,178 as a result of financing sources exceeding the purchase price.

(2)	Other current assets increased by $6,000 as a result of the amount held in escrow for potential tax liabilities.

(3)	Property and equipment, net increased by $248 as a result of reflecting fixed assets at fair value at the date of the Onex Transaction.

(4)	Deferred financing costs, net increased by $11,439 as a result of the costs related to the financing of the 11% Senior Subordinated Notes due 2014.

(5)	Net deferred income tax assets decreased as a result of the Onex Transaction.

(6)	Goodwill of $396,035 represents the excess of the purchase price over the fair values of the net assets acquired.

(7)	Other intangibles increased by $32,512. Other intangibles are listed in Note 4.

(8)	Accounts payable and accrued liabilities increased by $4,982 primarily from an accrual for amounts due to Heritage related to SHG’s December 27, 2005 tax return, partially offset by accrued interest and a prepayment penalty related to the settlement of SHG’s Second Lien Credit Agreement.

(9)	Other long-term liabilities increased by $4,950 to record the fair value of certain asset retirement obligations.

(10)	Concurrent with the Onex Transaction, 11% Senior Subordinated Notes due 2014 with a face value of $200,000 were issued at a discount of $1,332.

(11)	Concurrent with the Onex Transaction, SHG’s Second Lien Credit Agreement was settled.

Due to the effect of the Onex Transaction on the recorded amounts of assets, liabilities and stockholders’ equity, the Company’s financial statements prior to and subsequent to the Onex Transaction are not comparable. Periods prior to December 27, 2005 represent the accounts and activity of the predecessor company (the “Predecessor”) and from that date, the successor company (the “Successor”).

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

2.	Summary of Significant Accounting Policies

  Basis of Presentation

The consolidated financial statements of the Company include the accounts of the Company and the Company’s wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Unaudited Interim Results

The accompanying consolidated balance sheet as of March 31, 2007, the consolidated statements of operations and cash flows for the three month periods ended March 31, 2007 and March 31, 2006, and the consolidated statement of stockholders’ equity for the three month period ended March 31, 2007 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position at March 31, 2007 and results of operations and cash flows for the three month periods ended March 31, 2007 and March 31, 2006. The financial data and other information disclosed in these notes to the consolidated financial statements related to the three month periods are unaudited. The results for the three month period ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any other future year.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates in the Company’s consolidated financial statements relate to revenue, allowance for doubtful accounts, patient liability and workers’ compensation claims and impairment of long-lived assets. Actual results could differ from those estimates.

Revenue and Receivables

Revenue and receivables are recorded on an accrual basis as services are performed at their estimated net realizable value. The Company derives a significant amount of its revenue from funds under federal Medicare and state Medicaid assistance programs, the continuation of which are dependent upon governmental policies, audit risk and potential recoupment.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

The Company’s revenue is derived from services provided to patients in the following payor classes:

	Three Months Ended March 31,
	2007		2006
		Percentage		Percentage
	Revenue	of	Revenue	of
	Dollars	Revenue	Dollars	Revenue
	(Unaudited)

Medicare	$55,286	38.2%	$46,171	36.9%
Medicaid	42,613	29.5	39,762	31.8

Subtotal Medicare and Medicaid	97,899	67.7	85,933	68.7
Managed Care	11,750	8.1	10,037	8.0
Private and Other	35,006	24.2	29,216	23.3

Total	$144,655	100.0%	125,186	100.0%

	Year Ended December 31,
	2006		2005		2004
		Percentage		Percentage		Percentage
	Revenue	of	Revenue	of	Revenue	of
	Dollars	Revenue	Dollars	Revenue	Dollars	Revenue

Medicare	$191,263	36.0%	$168,144	36.3%	$133,092	35.8%
Medicaid	170,171	32.0	155,128	33.5	143,176	38.6

Subtotal Medicare and Medicaid	361,434	68.0	323,272	69.8	276,268	74.4
Managed Care	43,267	8.1	33,844	7.3	24,945	6.7
Private and Other	126,956	23.9	105,731	22.9	70,071	18.9

Total	$531,657	100.0%	$462,847	100.0%	$371,284	100.0%

Substantially all of the revenue from the Medicare program is earned by the Company’s long-term care services segment.

Risks and Uncertainties

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. Compliance with such laws and regulations can be subject to future government review and interpretation, including processing claims at lower amounts upon audit as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

Concentration of Credit Risk

The Company has significant accounts receivable balances whose collectibility is dependent on the availability of funds from certain governmental programs, primarily Medicare and Medicaid. These receivables represent the only significant concentration of credit risk for the Company. The Company does not believe there are significant credit risks associated with these governmental programs. The Company believes that an adequate allowance has been recorded for the possibility of these receivables proving uncollectible, and continually monitors and adjusts these allowances as necessary.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less. The Company places its cash investments with high credit quality financial institutions.

Property and Equipment

Upon the consummation of the Onex Transaction and in accordance with SFAS No. 141, property and equipment were stated at fair value. Major renovations or improvements are capitalized, whereas ordinary maintenance and repairs are expensed as incurred. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	15-40 years
Leasehold improvements	Shorter of the lease term or estimated useful life, generally 5-10 years
Furniture and equipment	3-10 years

Depreciation and amortization of property and equipment under capital leases is included in depreciation and amortization expense. For leasehold improvements, where the Company has acquired the right of first refusal to purchase or to renew the lease, amortization is based on the lesser of the estimated useful lives or the period covered by the right.

Goodwill and Intangible Assets

Goodwill is accounted for under SFAS No. 141 and represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, or SFAS No. 142, goodwill is subject to periodic testing for impairment. Goodwill of a reporting unit is tested for impairment on an annual basis, or, if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying amount, between annual testing. There were no impairment charges recorded for the three months ended March 31, 2007 (unaudited) or in 2006, 2005 or 2004.

Determination of Reporting Units

The Company considers the following businesses to be reporting units for the purpose of testing its goodwill for impairment under SFAS No. 142:

-	long-term care services, which includes the operation of skilled nursing and assisted living facilities and is the most significant portion of the Company’s business,

-	rehabilitation therapy, which provides physical, occupational and speech therapy in Company-operated facilities and unaffiliated facilities, and

-	hospice care, which was established in 2004 and provides hospice care in Texas and California.

The goodwill that resulted from the Onex Transaction as of December 27, 2005 was allocated to the long-term care services operating segment and the rehabilitation therapy reporting unit based on the relative fair value of the assets on the date of the Onex Transaction. No goodwill was allocated to the hospice care reporting unit due to the start-up nature of the business and cumulative net losses before depreciation, amortization, interest expense (net) and provision for (benefit from) income taxes attributable to that segment. In addition, no synergies were expected to arise as a result of the Onex Transaction which might provide a different basis for allocation of goodwill to reporting units.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

Goodwill Impairment Testing

The Company tests its goodwill for impairment annually on October 1, or sooner if events or changes in circumstances indicate that the carrying amount of its reporting units, including goodwill, may exceed their fair values. As a result of the Company’s testing, the Company did not record any impairment charges in 2006. The Company tests goodwill using a present value technique by comparing the present value of estimates of future cash flows of its reporting units to the carrying amounts of the applicable goodwill.

Intangible assets primarily consist of identified intangibles acquired as part of the Onex Transaction. Intangibles are amortized on a straight-line basis over the estimated useful life of the intangible, except for trade names, which have an indefinite life.

Deferred Financing Costs

Deferred financing costs substantially relate to the 2014 Notes and First Lien Credit Agreements (Note 8) and are being amortized over the maturity periods using an effective-interest method for term debt and straight-line method for the revolver. At March 31, 2007 (unaudited) and December 31, 2006 and 2005, deferred financing costs, net of amortization, were approximately $15,794, $15,764 and $18,551, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates. A valuation allowance is established for deferred tax assets unless their realization is considered more likely than not.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, or FIN No. 48, on January 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the adoption of FIN No. 48, the Company recorded a $1,500 increase in goodwill and taxes payable as of January 1, 2007. As of January 1, 2007 (unaudited), the total amount of unrecognized tax benefit is $11,100 (unaudited). If reversed, the entire decrease in the unrecognized benefit amount would result in a reduction to the balance of goodwill recorded in connection with the acquisition of the Company by Onex.

Impairment of Long-Lived Assets

The Company periodically evaluates the carrying value of long-lived assets other than goodwill in relation to the future undiscounted cash flows of the underlying businesses to assess recoverability of the assets. If the estimated undiscounted future cash flows are less than the carrying amount, an impairment loss, which is determined based on the difference between the fair value and the carrying value of the assets, is recognized. As of March 31, 2007 (unaudited) and December 31, 2006 and 2005, none of the Company’s long-lived assets were impaired.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

Interest Rate Caps

In connection with certain of the Company’s borrowings and subsequent refinancings, the Company entered into interest rate cap agreements (“IRCAs”) with financial institutions to hedge against material and unanticipated increases in interest rates in accordance with requirements under its refinancing agreements. The Company determines the fair value of the IRCAs based on estimates obtained from a broker, and records changes in their fair value in the consolidated statements of operations. As a result of low interest rate volatility in the first three months of 2007 (unaudited) and in 2006, 2005, and 2004, the interest rate caps were not triggered.

Stock Options and Equity Related Charges

On January 1, 2006, the Company adopted SFAS No. 123 (revised), Share-Based Payments, or SFAS No. 123R, which requires measurement and recognition of compensation expense for all share-based payment awards made to employees and directors. Under SFAS No. 123R, the fair value of share-based payment awards is estimated at grant date using an option pricing model and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period.

The Company adopted SFAS No. 123R using the modified prospective application method. Under the modified prospective application method, prior periods are not revised for comparative purposes. The valuation provisions of SFAS No. 123R apply to new awards and awards that are outstanding on the adoption effective date that are subsequently modified or cancelled. The Company did not have stock options outstanding subsequent to December 27, 2005. As the Company has no options outstanding, the implementation of SFAS No. 123R had no impact on the Company’s financial statements.

Prior to the adoption of SFAS No. 123R, the Company accounted for share-based awards using the intrinsic value method prescribed by Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees, or APB No. 25, as allowed under SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123. Under the intrinsic value method no share-based compensation cost was recognized for awards to employees or directors if the exercise price of the award was equal to the fair market value of the underlying stock on the date of grant.

In determining pro forma information regarding net income, stock options to employees and outside directors were valued using the minimum value option-pricing model with the following weighted average assumptions: expected market price of the Company’s common stock of $18.30 on the date of grant, no expected dividends, an average expected life through the option expiration dates of five years and a weighted-average risk-free interest rate of 2.5%. The minimum value method does not consider stock price volatility. For pro forma purposes, the estimated minimum value of the Company’s stock-based awards to employees and outside directors were expensed at the date of grant of the stock options that were fully vested, and expensed over the vesting period of the stock options that vest over a period of time. The results of applying SFAS No. 123 to the Company’s stock option grants to employees and outside directors on the assumptions described above approximated the Company’s reported amounts of net income (loss) for each year.

The minimum value option valuation model was developed for use in estimating the fair value of traded options that do not have vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those options used in the minimum value option pricing model, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

provide a reliable single measure of the fair value of the Company’s stock options. No options were outstanding as of March 31, 2007 (unaudited) and December 31, 2006 and 2005 and there were 6,475 options outstanding as of December 31, 2004.

Equity-related charges included in general and administrative expenses in the Company’s consolidated statements of operations were $17, $284, $9,850, and $313, in the three months ended March 31, 2007 (unaudited) and in the years ended December 31, 2006, 2005 and 2004, respectively.

Asset Retirement Obligations

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, or FIN No. 47. FIN No. 47 clarified the term “conditional asset retirement obligation” as used in SFAS No. 143, Accounting for Asset Retirement Obligations, or SFAS No. 143, which refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be in control of the entity. FIN No. 47 requires that either a liability be recognized for the fair value of a legal obligation to perform asset-retirement activities that are conditioned on the occurrence of a future event if the amount can be reasonably estimated, or where it can not, that disclosure of the liability exists, but has not been recognized and the reasons why a reasonable estimate can not be made. FIN No. 47 became effective as of December 31, 2005.

The Company determined that a conditional asset retirement obligation exists for asbestos remediation. Though not a current health hazard in its facilities, upon renovation the Company may be required to take the appropriate remediation procedures in compliance with state law to remove the asbestos. The removal of asbestos-containing materials includes primarily floor and ceiling tiles from the Company’s pre-1980 constructed facilities. The fair value of the conditional asset retirement obligation was determined as the present value of the estimated future cost of remediation based on an estimated expected date of remediation. This computation is based on a number of assumptions which may change in the future based on the availability of new information, technology changes, changes in costs of remediation, and other factors.

As of December 31, 2005, the Company adopted FIN No. 47 and recognized a charge of $1,600 (net of income taxes) for the cumulative effect of change in accounting principle relating to the adoption of FIN No. 47. This charge includes the cumulative accretion of the asset retirement obligations from the estimated dates the liabilities were incurred through December 31, 2005. The charge also includes depreciation through December 31, 2005 on the related assets for the asset retirement obligations that would have been capitalized as of the dates the obligations were incurred. As of March 31, 2007 (unaudited) and December 31, 2006 and 2005, the asset retirement obligation was $5,114, $5,068 and $4,950, respectively, and is classified as other long-term liabilities in the accompanying consolidated financial statements.

The determination of the asset retirement obligation is based upon a number of assumptions that incorporate the Company’s knowledge of the facilities, the asset life of the floor and ceiling tiles, the estimated timeframes for periodic renovations which would involve floor and ceiling tiles, the current cost for remediation of asbestos and the current technology at hand to accomplish the remediation work. These assumptions to determine the asset retirement obligation may be imprecise or be subject to changes in the future. Any change in the assumptions can impact the value of the determined liability and impact future earnings of the Company.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

Operating Leases

The Company accounts for operating leases in accordance with SFAS No. 13, Accounting for Leases, and FASB Technical Bulletin 85-3, Accounting for Operating Leases with Scheduled Rent Increases. Accordingly, rent expense under the Company’s facilities’ and administrative offices’ operating leases is recognized on a straight-line basis over the original term of each facility’s and administrative office’s leases, inclusive of predetermined rent escalations or modifications and including any lease renewal options.

Net (Loss) Income per Share

Basic net (loss) income per share is computed by dividing net (loss) income attributable to common stockholders by the weighted average number of outstanding shares for the period. Dilutive net (loss) income per share is computed by dividing net (loss) income attributable to common stockholders plus the effect of assumed conversions (if applicable) by the weighted average number of outstanding shares after giving effect to all potential dilutive common stock, including options, warrants, common stock subject to repurchase and convertible preferred stock, if any.

A reconciliation of the numerator and denominator used in the calculation of basic net (loss) income per common share follows:

	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)

Numerator:
Net income, as reported	$4,654	$4,102	$17,337	$33,938	$16,521
Accretion on preferred stock	(4,772)	(4,401)	(18,406)	(744)	(469)

Net (loss) income attributable to common stockholders	$(118)	$(299)	$(1,069)	$33,194	$16,052

Denominator:
Weighted average common shares outstanding	11,959,116	11,618,412	11,638,185	1,228,965	1,193,501

Net (loss) income per common share, basic	$(0.01)	$(0.03)	$(0.09)	$27.01	$13.45

The historical diluted net (loss) income per share excludes the effect of the contingently convertible preferred stock which is convertible upon certain qualified events (Note 12).

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

A reconciliation of the numerator and denominator used in the calculation of diluted net (loss) income per common share follows:

	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)

Numerator:
Net (loss) income attributable to common stockholders	$(118)	$(299)	$(1,069)	$33,194	$16,052

Net (loss) income attributable to common stockholders plus effect of assumed conversions	$(118)	$(299)	$(1,069)	$33,194	$16,052

Denominator:
Weighted average common shares outstanding	11,959,116	11,618,412	11,638,185	1,228,965	1,193,501
Plus: incremental shares from assumed conversions, if applicable	—	—	—	61,155	93,462

Adjusted weighted average common shares outstanding	11,959,116	11,618,412	11,638,185	1,290,120	1,286,963

Net (loss) income per common share, diluted	$(0.01)	$(0.03)	$(0.09)	$25.73	$12.47

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 addresses differences in the definition of fair value and guidance in applying the definition of fair value to the many accounting pronouncements that require fair value measurements. SFAS No. 157 emphasizes that (1) fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing the asset or liability for sale or transfer and (2) fair value is not entity-specific but based on assumptions that market participants would use in pricing the asset or liability. Finally, SFAS No. 157 establishes a hierarchy of fair value assumptions that distinguishes between independent market participant assumptions and the reporting entity’s own assumptions about market participant assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect that SFAS No. 157 will have a material impact on its consolidated results of operations, financial position or liquidity.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159. SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company has not determined whether it will early adopt SFAS No. 159 or if it will choose to measure any eligible financial assets and liabilities at fair value. Management is still in the process of evaluating the impact on the Company of adopting SFAS No. 159, if any.

3.	Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating fair value of each class of financial instruments for which it is practicable to estimate this value.

Cash and Cash Equivalents

The carrying amounts approximate fair value because of the short maturity of these instruments.

Interest Rate Caps

The carrying amounts approximate the fair value for the Company’s interest rate caps based on an estimate obtained from a broker.

Long-Term Debt

The carrying value of the Company’s long-term debt (excluding the 2014 Notes) and its revolving credit facility is considered to approximate the fair value of such debt for all periods presented based upon the interest rates that the Company believes it can currently obtain for similar debt. The fair value of the Company’s 2014 Notes at March 31, 2007 (unaudited) and December 31, 2006 approximated $222,500 and $220,000, respectively, based on quoted market values. The Company’s carrying value at December 31, 2005 of its 2014 Notes approximated the fair value, as the 2014 Notes were issued on December 27, 2005.

4.	Intangible Assets

Identified intangible assets are amortized over their useful lives averaging eight years except for trade names which have an indefinite life. Amortization expense was approximately $908, $4,045, $773, and $119, in the three months ended March 31, 2007 (unaudited) and in 2006, 2005, and 2004, respectively.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

Amortization of the Company’s intangible assets at December 31, 2006 is expected to be approximately $3,126, $3,126, $3,042, $2,426 and $872 in 2007, 2008, 2009, 2010 and 2011, respectively. Identified intangible asset balances by major class, are as follows:

		Accumulated
	Cost	Amortization	Net Balance

Intangible assets subject to amortization:
Covenants not-to-compete	$2,987	$(901)	$2,086
Managed care contracts	7,700	(1,925)	5,775
Leasehold interests	9,136	(922)	8,214

Total	$19,823	$3,748	16,075

Intangible assets not subject to amortization:
Trade names			17,000
Other			303

Balance at March 31, 2007 (unaudited)			$33,378

		Accumulated
	Cost	Amortization	Net Balance

Intangible assets subject to amortization:
Covenants not-to-compete	$2,987	$(713)	$2,274
Managed care contracts	7,700	(1,541)	6,159
Leasehold interests	9,227	(817)	8,410

Total	$19,914	$(3,071)	16,843

Intangible assets not subject to amortization:
Trade names			17,000

Balance at December 31, 2006			$33,843

		Accumulated
	Cost	Amortization	Net Balance

Intangible assets subject to amortization:
Lease acquisition costs	$594	$—	$594
Covenants not-to-compete	2,717	—	2,717
Patient lists	800	—	800
Managed care contracts	7,700	—	7,700
Leasehold interests	7,012	—	7,012

Total	$18,823	$—	18,823

Intangible assets not subject to amortization:
Trade names			17,000

Balance at December 31, 2005(1)			$35,823

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

(1)	In accordance with SFAS No. 141, intangible assets were recorded at fair value at December 27, 2005 due to the Onex Transaction.

5.	Discontinued Operations

In the fourth quarter of 2004, the Company decided to sell certain assets comprising the operations of its two California-based institutional pharmacies (the “California Pharmacies”). On February 28, 2005, the Company entered into a definitive agreement to sell these assets and operations to Kindred Pharmacy Services, Inc. (“KPS”) for gross consideration of $31,500 in cash. The sale of the California Pharmacies was completed March 31, 2005 and there are no assets held for sale at December 31, 2006 or 2005.

The assets included in the sale generally included all elements of working capital other than cash, intercompany receivables, deferred tax assets, the Company’s investment in its Texas joint venture for pharmaceutical services and certain promissory notes. The final purchase price was adjusted on a dollar-for-dollar basis for the working capital that was assumed by KPS greater than $6,258. Such determination was made sixty days after the close of the transaction, resulting in additional cash consideration of $5,055.

The California Pharmacies’ operations are reflected as discontinued operations for all periods presented in the accompanying consolidated statements of operations. A summary of discontinued operations for the years ended December 31 is as follows:

	2005	2004

Revenue	$13,109	$50,068
Expenses	(12,074)	(45,395)
Gain on sale of assets	22,912	—

Pre-tax income	23,947	4,673
Provision for income taxes	(9,207)	(1,884)

Discontinued operations, net of taxes	$14,740	$2,789

There were no discontinued operations in the three months ended March 31, 2007 (unaudited) and in the year ended December 31, 2006.

6.	Acquisitions

Effective December 31, 2004, SHG purchased substantially all of the assets and operations of 15 skilled nursing facilities located in Kansas generally known as Vintage Park. The facilities include eight assisted living facilities, seven skilled nursing facilities and a parcel of undeveloped land. The purchase price was $42,000 (net of fees and other expenses of the transaction totaling $1,027) and generally excluded any elements of working capital other than inventory and accrued paid time off. The consideration for the purchase consisted of a $20,000 Accordion Feature (Note 8) drawn by SHG under its First Lien Credit Agreement (Note 8) and a $15,000 draw by SHG under its First Lien Credit Agreement (Note 8) with the remainder provided by cash. The Company assumed all operations of Vintage Park effective January 1, 2005. For the Accordion Feature, the Company incurred deferred financing fees of $500, of which $400 was paid to originate the loan.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

On March 1, 2006, the Company purchased two skilled nursing facilities and one skilled nursing and residential care facility in Missouri for $31,000 in cash. These facilities added approximately 436 beds to the Company’s operations.

The purchase was accounted for in accordance with SFAS No. 141 using the purchase method of accounting, which resulted in goodwill of $10,920, representing the purchase price in excess of the fair values of the tangible assets acquired. The Company determined that there were no identifiable intangible assets included in the purchase. The allocation of the purchase price to the acquired assets follows:

Purchase price and other costs related to the purchase		$31,376
Land and land improvements	1,530
Buildings and leasehold improvements	18,071
Furniture and equipment	855

Total assets acquired		20,456

Goodwill		$10,920

The fair values of the assets acquired were determined using an income approach.

On a pro forma basis, assuming that the transaction had occurred January 1, 2006 and 2005, the Company’s consolidated results of operations would have been as follows:

	Year Ended December 31,
	2006	2005

Revenue	$535,373	$485,981

Income from continuing operations	$17,518	$22,336

Net (loss) income available to common stockholders	$(888)	$34,704

Net (loss) income available to common stockholders per common share, basic	$(0.08)	$28.24

Net (loss) income available to common stockholders per common share, diluted	$(0.08)	$26.90

On June 16, 2006, the Company purchased a long-term leasehold interest in a skilled nursing facility in Las Vegas, Nevada for $2,700 in cash and on December 15, 2006, the Company purchased a skilled nursing facility in Missouri for $8,500 in cash. These facilities added approximately 230 beds to the Company’s operations.

All of the goodwill that was recorded as a result of acquisitions made in 2006 was allocated to our long-term care services operating segment and all of the goodwill is deductible for income tax purposes.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

7.	Business Segments

The Company has two reportable operating segments — long-term care services, which includes the operation of skilled nursing and assisted living facilities and is the most significant portion of its business, and ancillary services, which includes the Company’s rehabilitation therapy and hospice businesses. The “other” category includes general and administrative items and eliminations. The Company’s reporting segments are business units that offer different services and products, and which are managed separately due to the nature of the services provided or the products sold.

At March 31, 2007 (unaudited), long-term care services are provided by 61 SNFs that offer sub-acute, rehabilitative and specialty skilled nursing care, as well as 13 ALFs that provide room and board and social services. Ancillary services include rehabilitative services such as physical, occupational and speech therapy provided in the Company’s facilities and in unaffiliated facilities by its subsidiary Hallmark Rehabilitative Services, Inc. Also included in the Ancillary services segment is the Company’s hospice business that began providing care to patients in October 2004.

The Company evaluates performance and allocates resources to each segment based on an operating model that is designed to maximize the quality of care provided and profitability. Accordingly, EBITDA is used as the primary measure of each segment’s operating results because it does not include such costs as interest expense, income taxes, and depreciation and amortization which may vary from segment to segment depending upon various factors, including the method used to finance the original purchase of a segment or the tax law of the state(s) in which a segment operates. By excluding these items, the Company is better able to evaluate operating performance of the segment by focusing on more controllable measures. General and administrative overhead is not allocated to any segment for purposes of determining segment profit or loss, and is included in the “other” category in the selected segment financial data that follows. The accounting policies of the reporting segments are the same as those described in the Summary of Significant Accounting Policies (Note 2). Intersegment sales and transfers are recorded at cost plus standard mark-up; intersegment EBITDA has been eliminated in consolidation.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

The following table sets forth selected financial data by business segment:

	Long-Term Care
	Services	Ancillary Services	Other(3)	Total

Three Months ended March 31, 2007 (unaudited)
Revenue from external customers	$125,996	$18,531	$128	$144,655
Intersegment revenue	—	14,469	—	14,469

Total revenue	$125,996	$33,000	$128	$159,124

Segment total assets	$722,669	$70,701	$88,183	$881,553
Goodwill and intangibles included in total assets	$409,656	$36,616	$—	$446,272
Segment capital expenditures	$8,566	$222	$(2,409)	$6,379
EBITDA(2)	$20,679	$5,089	$(2,010)	$23,758
Three Months ended March 31, 2006 (unaudited)
Revenue from external customers	$111,698	$13,446	$42	$125,186
Intersegment revenue	—	11,834	—	11,834

Total revenue	$111,698	$25,280	$42	$137,020

Segment total assets	$671,338	$58,989	$75,855	$806,182
Goodwill and intangibles included in total assets	$404,648	$36,584	$—	$441,232
Segment capital expenditures	$2,607	$106	$353	$3,066
EBITDA(2)	$18,483	$4,015	$(1,280)	$21,218
Year ended December 31, 2006
Revenue from external customers	$469,758	$61,394	$505	$531,657
Intersegment revenue	—	51,428	—	51,428

Total revenue	$469,758	$112,822	$505	$583,085

Segment total assets	$704,797	$66,358	$67,540	$838,695
Goodwill and intangibles included in total assets	$408,642	$36,550	$—	$445,192
Segment capital expenditures	$20,086	$606	$1,575	$22,267
EBITDA(2)	$75,207	$18,828	$(5,507)	$88,528

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

	Long-Term Care
	Services	Ancillary Services	Other(3)	Total

Year ended December 31, 2005
Revenue from external customers	$418,028	$44,519	$300	$462,847
Intersegment revenue	—	43,216	5,176	48,392

Total revenue	$418,028	$87,735	$5,476	$511,239

Segment total assets	$627,364	$58,339	$111,379	$797,082
Goodwill and intangibles included in total assets(1)	$395,207	$36,713	$—	$431,920
Segment capital expenditures	$9,724	$189	$1,270	$11,183
EBITDA(2)	$64,348	$14,801	$(21,588)	$57,561
Year ended December 31, 2004
Revenue from external customers	$344,443	$26,462	$379	$371,284
Intersegment revenue	—	30,304	5,940	36,244

Total revenue	$344,443	$56,766	$6,319	$407,528

Segment total assets	$241,412	$17,504	$49,944	$308,860
Goodwill and intangibles included in total assets	$25,037	$1,827	$—	$26,864
Segment capital expenditures	$7,246	$609	$357	$8,212
EBITDA(2)	$47,943	$7,979	$(4,802)	$51,120

(1)	Goodwill from the Onex Transaction was allocated based on the relative fair value of the assets on the date of the Onex Transaction.

(2)	EBITDA is defined as net income before depreciation, amortization and interest expense (net) and the provision for (benefit from) income taxes.

(3)	“Other” includes discontinued operations in 2005 and 2004.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

8.	Debt

Long-term debt consists of the following:

	March 31,	December 31,
	2007	2006	2005
	(Unaudited)

$200,000 2014 Notes, interest rate 11.0%, with an original issue discount of $1,126, $1,168 and $1,332 at March 31, 2007 (unaudited) and December 31, 2006 and 2005, respectively, interest payable semiannually, principal due 2014, unsecured	$198,874	$198,832	$198,668
Revolving Credit Facility, swing line subfacility, interest rate based on bank base rate plus 1.75% at March 31, 2007 (unaudited) and December 31, 2006, (10.0% and 10.0% at March 31, 2007 (unaudited) and December 31, 2006, respectively), due 2010	37,500	4,500	—
Revolving Credit Facility, interest rate based on LIBOR plus 2.75% at March 31, 2007 (unaudited) and December 31, 2006, (8.1% and 8.1% at March 31, 2007 (unaudited) and December 31, 2006, respectively) collateralized by real property, due 2010	17,500	4,000	—
First Lien Credit Agreement, interest rate based on LIBOR plus 2.25% and 2.75% at March 31, 2007 (unaudited) and December 31, 2006, respectively (7.6% and 8.1% at March 31, 2007 (unaudited) and December 31, 2006, respectively) collateralized by real property, due 2012	255,450	256,100	258,700
Notes payable, fixed interest rate 6.5%, payable in monthly installments, collateralized by a first priority deed of trust, due November 2014	2,053	2,104	2,301
Present value of capital lease obligations at effective interest rates, collateralized by property and equipment	3,477	3,519	3,640

Total long-term debt and capital leases	514,854	469,055	463,309
Less amounts due within one year	(3,185)	(3,177)	(2,918)

Long-term debt and capital leases, net of current portion	$511,669	$465,878	$460,391

At March 31, 2007 (unaudited), the Company also had outstanding letters of credit totaling $4,154 as permitted under its First Lien Credit Agreement.

Senior Subordinated Notes

In June 2005, SHG completed a refinancing of its then–existing debt, other than its capital leases and a note payable. Concurrently, SHG entered into an Amended and Restated First Lien Credit Agreement and a Second Lien Credit Agreement (collectively, the “Lien Agreements”). The Lien Agreements are governed under an Intercreditor Agreement providing for liquidation preferences, collateral rights, lien priorities and application of payments, all favoring the First Lien Credit Agreement holders, as well as cross-collateralization and cross-default provisions with respect to other indebtedness.

In December 2005, Acquisition issued and SHG assumed 2014 Notes in an aggregate principal amount of $200,000, with an interest rate of 11.0%. The 2014 Notes were issued at a discount of $1,332. Interest is

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

payable semiannually in January and July of each year commencing on July 15, 2006. The 2014 Notes mature on January 15, 2014. The 2014 Notes are unsecured senior subordinated obligations and rank junior to all of the Company’s existing and future senior indebtedness, including indebtedness under the Amended and Restated First Lien Credit Agreement. The 2014 Notes are guaranteed on a senior subordinated basis by certain of the Company’s current and future subsidiaries (Note 13). Proceeds from the 2014 Notes were used in part to repay the Second Lien Credit Agreement.

Prior to January 15, 2009, the Company may on one or more occasions redeem up to 35.0% of the principal amount of the 2014 Notes with the proceeds of certain sales of the Company’s equity securities at 111.0% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that at least 65.0% of the aggregate principal amount of the 2014 Notes remains outstanding after the occurrence of each such redemption; and provided further that such redemption occurs within 90 days after the consummation of any such sale of the Company’s equity securities.

In addition, prior to January 15, 2010, the Company may redeem the 2014 Notes in whole, at a redemption price equal to 100% of the principal amount plus a premium, plus any accrued and unpaid interest to the date of redemption. The premium is calculated as the greater of: 1.0% of the principal amount of the note and the excess of the present value of all remaining interest and principal payments, calculated using the treasury rate, over the principal amount of the note on the redemption date.

On and after January 15, 2010, the Company will be entitled to redeem all or a portion of the 2014 Notes upon not less than 30 nor more than 60 days notice, at redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date if redeemed during the 12-month period commencing on January 15, 2010, 2011 and 2012 and thereafter of 105.50%, 102.75% and 100.00%, respectively.

First Lien Credit and Revolving Loan Agreement

The Amended and Restated First Lien Credit Agreement, as amended following the Onex Transaction, consists of a $260,000 Term Loan and a $75,000 Revolving Loan (the “Credit Agreement”), of which $55,000 and $8,500 had been drawn and $4,154 and $4,154 had been drawn as a letter of credit as of March 31, 2007 (unaudited) and December 31, 2006, respectively, prepayable at any time, but otherwise the Term Loan is due in full on June 15, 2012 and the Revolving Loan is due in full on June 15, 2010 less principal reductions of 1% per annum required on the Term Loan, payable on a quarterly basis. As of March 31, 2007 (unaudited), the Term Loan bore interest, at the Company’s election, either at the prime rate plus an initial margin of 1.25% or LIBOR plus an initial margin of 2.25%. The Revolving Loan bore interest, at the Company’s election, either at the prime rate plus an initial margin of 1.75% or LIBOR plus an initial margin of 2.75%. The Credit Agreement has commitment fees on the unused portion of 0.375% to 0.5%. The interest rate margins can be reduced to as low as 1.0% and 2.0% for borrowings under the prime rate and LIBOR, respectively, depending upon the Company’s leverage ratio. Furthermore, the Company has the right to increase its borrowings under the Term Loan and/or the Revolving Loan up to an aggregate amount of $150,000 (the “Accordion Feature”) provided that the Company is in compliance with the Credit Agreement, that the additional debt would not cause any Credit Agreement covenant violations, and that existing lenders within the credit facility or new lenders agree to increase their commitments.

Debt Covenants

The Company must maintain compliance with certain financial covenants measured on a quarterly basis, including an interest coverage minimum ratio as well as a total leverage maximum ratio.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

The covenants also include certain limitations, including the incurrence of additional indebtedness, liens, investments in other businesses, annual capital expenditures and, in the case of the 2014 Notes, issuance of preferred stock. Furthermore, the Company must permanently reduce the principal amount of debt outstanding by applying the proceeds from any asset sale, insurance or condemnation payments, additional indebtedness or equity securities issuances, and 25% to 50% of excess cash flows from operations based on the leverage ratio then in effect. The Company was in compliance with its debt covenants at March 31, 2007 (unaudited).

Scheduled Maturities of Long-Term Debt

The scheduled maturities of long-term debt and capital lease obligations as of December 31, 2006 are as follows:

		Other
		Long-Term
	Capital Leases	Debt	Total

2007	$367	$2,810	$3,177
2008	371	2,824	3,195
2009	2,395	2,839	5,234
2010	216	11,355	11,571
2011	220	2,872	3,092
Thereafter	645	444,004	444,649

	4,214	466,704	470,918
Less original issue discount at December 31, 2006	—	1,168	1,168
Less amount representing interest	695	—	695

	$3,519	$465,536	$469,055

Interest Rate Hedging Activities

Upon emerging from bankruptcy on August 19, 2003, SHG entered into a $95,000 mortgage loan agreement. In compliance with the terms of that agreement, SHG concurrently entered into an interest rate cap agreement (“IRCA”) with respect to an outstanding principal amount of indebtedness equal to $85,000 and providing for a 4.5% ninety day LIBOR cap over the five year life of the mortgage loan. SHG paid $2,900 for the IRCA. That IRCA was terminated in a subsequent refinancing in which SHG was paid $1,355 for the remaining fair value of the instrument. The IRCA was terminated in July 2004.

During its refinancing in July 2004, SHG entered into a First Lien Credit and Revolving Loan Agreement. In order to comply with the terms of that agreement which required SHG to hedge the variable interest rate for at least 40% of the initial principle amount committed, SHG entered into an IRCA with respect to an outstanding principle amount of indebtedness equal to $90,000 effective on July 31, 2004 with a cap rate of 5.0% expiring three years later on July 31, 2007. SHG paid $617 for the IRCA. That IRCA was terminated in a subsequent refinancing in which SHG was paid $130 for the remaining fair value of the instrument. The IRCA was terminated in June 2005.

During its refinancing in June 2005, in compliance with the terms of the Lien Agreements, which required SHG to hedge the variable interest rate for at least 40% of the initial principle amount committed, SHG entered into an IRCA with respect to an outstanding principle amount of indebtedness equal to

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

$148,000 effective on August 26, 2005 with a cap rate of 6.0% expiring three years later on August 26, 2008. SHG paid $275 for the IRCA.

The objective of the Company’s interest rate hedging activities has been to comply with the terms of its various debt agreements, to limit the impact of interest rate changes on earnings and cash flows and to lower the Company’s overall borrowing costs. The impact of the change in fair value of the various IRCA’s is reflected in the Company’s consolidated statements of operations under other income (expenses).

9.	Other Current Assets and Other Assets

Other current assets consist of the following:

	March 31,	December 31,
	2007	2006	2005
	(Unaudited)

Receivable from escrow	$7,031	$6,000	$6,000
Income tax receivable	—	—	9,370
Supply inventories	2,153	2,152	2,146
Other notes receivable, net of allowance of $0, $0 and $330 at March 31, 2007 (unaudited), December 31, 2006 and 2005, respectively	2,759	2,144	1,349

	$11,943	$10,296	$18,865

Other assets consist of the following:

	March 31,	December 31,
	2007	2006	2005
	(Unaudited)

Equity investment in Pharmacy joint venture	$4,210	$4,170	$3,992
Restricted cash	7,510	8,448	1,390
Investments	4,489	4,856	7,465
Deposit into escrow related to acquisition on April 1, 2007 (Note 17)	30,010	—	—
Deposits and other assets	5,171	4,695	2,726
Expenses related to initial public offering	2,521	1,678	—

	$53,911	$23,847	$15,573

Equity Investment in Pharmacy Joint Venture

The Company has an investment in a joint venture which serves its pharmaceutical needs for a limited number of its Texas operations (the “APS — Summit Care Pharmacy”). APS — Summit Care Pharmacy, a limited liability company, was formed in 1995, and is owned 50% by the Company and 50% by APS Acquisition, L.L.C. APS — Summit Care Pharmacy operates a pharmacy in Austin, Texas and the Company pays market value for prescription drugs and receives a 50% share of the net income related to this joint venture. Based on the Company’s lack of any controlling influence, the Company’s investment in APS — Summit Care Pharmacy is accounted for using the equity method of accounting.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

Restricted Cash

In August 2003, SHG formed Fountain View Reinsurance, Ltd., (the “Captive”) a wholly-owned off-shore captive insurance company, for the purpose of insuring its workers’ compensation liability in California. In connection with the formation of the Captive, the Company funds its estimated losses and is required to maintain certain levels of cash reserves on hand. As the use of these funds are restricted, they are classified as restricted cash in the Company’s consolidated balance sheets. Additionally, restricted cash includes amounts on deposit at the Company’s workers’ compensation third party claims administrator.

Investments

During the three months ended March 31, 2007 and 2006 and 2005, the Company invested its excess cash reserves held by the Captive in investment grade corporate bonds. As of March 31, 2007 (unaudited), the maturities of the bonds ranged from 2007 to 2009. In 2005, these securities were classified as held-to-maturity. Effective January 1, 2006, the Company transferred the securities to available-for-sale based on changes to the Company’s Captive, whereby the Captive was no longer funded through current premiums, necessitating the utilization of investments to fund current obligations. As of March 31, 2007 (unaudited), $73 of unrealized loss related to these securities was recognized in interest income and other in the Company’s consolidated statement of operations as an other than temporary impairment of these securities. At March 31, 2007 (unaudited), there were no unrealized gains or losses recorded on these securities.

Deposits

In the normal course of business the Company is required to post security deposits with respect to its leased properties and to many of the vendors with which it conducts business.

10.	Property and Equipment

Property and equipment consists of the following:

	March 31,	December 31,
	2007	2006	2005
	(Unaudited)

Land and land improvements	$44,806	$43,333	$40,523
Buildings and leasehold improvements	168,213	164,105	133,860
Furniture and equipment	31,437	24,372	14,769
Construction in progress	6,974	8,913	1,999

	251,430	240,723	191,151
Less amortization and accumulated depreciation	(12,881)	(9,819)	—

	$238,549	$230,904	$191,151

11.	Income Taxes

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes  — An Interpretation of FASB Statement No. 109, or FIN No. 48, on January 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement criteria for the financial statement recognition and measurement of

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the adoption of FIN No. 48, the Company recorded a $1,500 increase in goodwill and taxes payable as of January 1,2007. As of January 1,2007, the total amount of unrecognized tax benefit is $11,100. If reversed, the entire decrease in the unrecognized benefit amount would result in a reduction to the balance of goodwill recorded in connection with the acquisition of the Company by Onex Partners LP, Onex American Holdings II LLC and Onex U.S. Principals LP, collectively referred to as “Onex”.

The Company recognizes interest and penalties associated with unrecognized tax benefits in the “Provision for income taxes” line item of the consolidated statements of operations. As of January 1,2007, the Company had accrued approximately $2,700 in interest and penalties, net of approximately $600 of tax benefit, related to unrecognized tax benefits. A substantial portion of the accrued interest and penalties relate to periods prior to the acquisition of the Company by Onex. If reversed, approximately $2,100 of the reversal of interest and penalties would result in a reduction to goodwill.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2002. During the first quarter of 2007 (unaudited), the Company agreed to an adjustment related to depreciation claimed on its 2003 federal tax return and is awaiting assessment. As a result, the Company anticipates that there is a reasonable possibility that the amount of unrecognized tax benefits will decrease by $1,800 due to the settlement of 2003 federal tax depreciation matters during 2007. In addition, due to normal closures of the statute of limitations, the Company anticipates that there is a reasonable possibility that the amount of unrecognized state tax benefits will decrease by approximately $400 within the next 12 months.

The provision for (benefit from) income taxes before discontinued operations consists of the following:

	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)

Federal:
Current	$3,594	$2,706	$14,118	$8,187	$3,497
Deferred	(677)	(499)	(3,648)	(18,822)	—
State:
Current	568	452	2,377	695	924
Deferred	(107)	(58)	(643)	(3,108)	—

	$3,378	$2,601	$12,204	$(13,048)	$4,421

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

The income tax (benefit) expense applicable to continuing operations, discontinued operations and cumulative effect of a change in accounting principle is as follows:

	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)

Income tax expense (benefit) on continuing operations	$3,378	$2,601	$12,204	$(13,048)	$4,421
Income tax on discontinued operations	—	—	—	9,207	1,884
Income tax benefit on cumulative effect of change in accounting principle	—	—	—	(1,017)	—

	$3,378	$2,601	$12,204	$(4,858)	$6,305

A reconciliation of the income tax provision (benefit) on income before discontinued operations and cumulative effect of a change in accounting principle computed at statutory rates to the Company’s actual effective tax rate is summarized as follows:

	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)

Federal rate (35%)	$2,811	$2,346	$10,339	$2,722	$6,353
State taxes, net of federal tax benefit	300	138	1,127	1,748	601
Change in valuation allowance	—	—	—	(25,177)	(6,158)
Preferred stock, Series A dividends	—	—	—	—	659
Reorganization costs	—	—	—	3,865	2,737
Restricted stock compensation	—	—	—	3,551	110
Other, net	267	117	738	243	119

	$3,378	$2,601	$12,204	$(13,048)	$4,421

Deferred income taxes result from temporary differences between the tax basis of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s temporary differences are primarily attributable to purchase accounting adjustments, allowance for doubtful accounts, accrued professional liability and other accrued expenses.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is primarily dependent upon the Company generating sufficient operating income during the periods in which temporary differences become deductible. Due to the significant improvement in the Company’s operating and financial performance, management concluded that it is more likely than not that the majority of the remaining net deferred tax assets will be realized; therefore, $25,177 of the valuation allowance against deferred tax assets was reversed in 2005. At March 31, 2007 (unaudited) and December 31, 2006 and 2005, a valuation allowance of $1,264, $1,264 and $1,336, respectively, remains and is attributable to certain local tax credit carryforwards.

In connection with the Onex Transaction in December 2005, the Company recorded net deferred tax liabilities of $11,718 related to purchase accounting adjustments.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

Significant judgment is required in determining the Company’s provision for income taxes. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. While the Company believes that its tax return positions are supportable, there are certain positions that may not be sustained upon review by tax authorities. At March 31, 2007 (unaudited), December 31, 2006 and 2005, the Company has provided for $13,535, $11,700 and $6,500, respectively, of accruals for uncertain tax positions. The accrual for uncertain tax positions is recorded as a component of taxes payable. While the Company believes that adequate accruals have been made for such positions, the final resolution of those matters may be materially different than the amounts provided for in the Company’s historical income tax provisions and accruals.

Significant components of the Company’s deferred income tax assets and liabilities are as follows:

	March 31,		December 31,
	2007		2006		2005
	Current	Non-Current	Current	Non-Current	Current	Non-Current
	(Unaudited)

Deferred income tax assets:
Vacation and other accrued expenses	$4,329	$1,746	$3,915	$1,704	$3,199	$900
Allowance for doubtful accounts	3,315	—	3,033	—	2,317	—
Professional liability accrual	6,526	8,354	6,540	8,392	6,211	9,317
Rent accrual	142	1,543	142	1,543	137	1,183
Asset retirement obligation	—	2,065	—	2,065	—	1,995
Other	—	924	—	924	—	1,506

Total deferred income tax assets	14,312	14,632	13,630	14,628	11,864	14,901

Deferred income tax liabilities:
Intangible assets	—	(11,652)	—	(11,860)	—	(13,028)
Fixed Assets	—	(109)	—	—	—	(516)
Other	(382)	—	(382)	—	(474)	—

Total deferred income tax liabilities	(382)	(11,761)	(382)	(11,860)	(474)	(13,544)

Net deferred income tax assets	13,930	2,871	13,248	2,768	11,390	1,357
Valuation allowance	—	(1,264)	—	(1,264)	—	(1,336)

Net deferred income tax assets	$13,930	$1,607	$13,248	$1,504	$11,390	$21

12.	Stockholders’ Equity

Successor Stockholders’ Equity

In connection with the Onex Transaction, the Sponsors, the Rollover Investors and certain new investors that invested in Skilled received an aggregate of 11,299,275 shares of Skilled common stock for a purchase price of $0.20 per share and 22,287 shares of Skilled Class A convertible preferred stock for a purchase price of $9,900 per share (the “Class A Purchase Price”).

Dividends accrue on the Skilled Class A convertible preferred stock on a daily basis at a rate of 8% per annum on the sum of the Class A Purchase Price and the accumulated and unpaid dividends thereon. Such

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

dividends accrue whether or not they have been declared and whether or not there are profits, surplus or other funds of Skilled legally available for the payment of dividends. At March 31, 2007 (unaudited) and December 31, 2006 and 2005, cumulative dividends under the Class A convertible preferred stock were $23,424, $18,652 and $246, respectively.

Upon the occurrence of an underwritten public offering of Skilled common stock registered under the Securities Act of 1933 or a change of ownership of Skilled, each share of Skilled Class A convertible preferred stock automatically converts into a number of shares of common stock of Skilled that is computed by dividing the Skilled Class A Purchase Price (plus all accumulated and unpaid dividends thereon) by the price at which the common stock of Skilled is offered to the public in the case of a qualifying public offering, or the price paid per share of Skilled common stock in the case of a change of ownership.

Upon any liquidation, dissolution or winding up of Skilled, each holder of Skilled Class A convertible preferred stock will be entitled to be paid, before any distribution or payment is made upon the common stock or other junior securities of Skilled, an amount of cash equal to the aggregate Skilled Class A Purchase Price (plus all accumulated and unpaid dividends thereon) for all shares of Skilled Class A convertible preferred stock held by such holder.

Skilled may at any time and from time to time redeem all or any portion of its Class A convertible preferred stock for a price per share equal to the Class A Purchase Price (plus all accumulated and unpaid dividends thereon).

In December 2005, Skilled’s Board of Directors adopted a restricted stock plan with respect to Skilled’s common stock (the “Restricted Stock Plan”). As of December 31, 2006, Skilled had granted 1,324,129 shares of restricted stock under the Restricted Stock Plan. No new shares of common stock are available for issuance under the Restricted Stock Plan. Restricted shares vest (i) 25% on the date of grant and (ii) 25% on each of the first three anniversaries of the date of grant, unless such initial participant ceases to be an employee of or consultant to Skilled or any of its subsidiaries on the relevant anniversary date. In addition, all restricted shares will vest in the event that a third party acquires (i) enough of Skilled’s capital stock to elect a majority of its Board of Directors or (ii) all or substantially all of the assets of Skilled and its subsidiaries.

The Company granted no stock and restricted stock during the three months ended March 31, 2007 (unaudited). During the twelve months ended December 31, 2006, the Company granted stock and restricted stock as follows:

					Aggregate
			Weighted	Weighted	Intrinsic
		Number of	Average	Average	Value
Grants Made	Title of	Shares	Purchase	Fair Value	Based on
During the Quarter Ended	Securities	Granted	Price	per Share	IPO Price(1)
March 31, 2006	Restricted Common Stock	35,310	none	$0.20	$529,650
June 30, 2006	Restricted Common Stock	35,310	none	$0.20	$529,650
September 30, 2006	Common Stock	7,605	none	$7.81	$114,075
September 30, 2006	Class A Preferred Stock	15	none	$9,900	$157,185

(1)	Using the mid-point of the range of the expected price between $14.00 and $16.00 per share in this offering.

The fair value per share is being recognized as compensation expense over the applicable vesting periods. The fair value of the common stock was determined by the Company contemporaneously with the

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

grants made in the quarters ended March 31, 2006 and June 30, 2006. The fair value per share of the common stock and Class A Preferred Stock was estimated by the Company contemporaneously with the grants made during the quarter ended September 30, 2006. The fair value per share for the grants made during the quarters ended March 31, 2006 and June 30, 2006 were estimated to be consistent with the fair value for a share of common stock and preferred stock sold by the Company to an unrelated third party in January 2006 and the Onex Transaction on December 27, 2005. Based on a review of performance metrics for the Company from the Onex Transaction through July 2006, the Company determined that there had not been any change in its business that warranted increasing the estimated fair value of a share of common stock over these periods.

The Company, in consultation with investment bankers, estimated that the equity value of a share of common stock was $7.81 in July 2006 based on the Company’s then expected financial performance and the earnings multiples of publicly-traded companies in the Company’s industry as determined in connection with the estimated initial public offering price of the Company. The increase in the estimated fair value of the Company is considered to be related to overall market valuation increases in the industry and consistent favorable operating performance by the Company.

The Company did not obtain contemporaneous valuations from an unrelated valuation specialist in connection with these grants primarily because of the small number of shares issued, the close proximity of these grants to the sale of common stock in January 2006 and the Onex Transaction, the value estimation and corresponding estimated initial public offering price of the Company determined in consultation with the Company’s investment bankers in July 2006, and the ability to perform a contemporaneous review of key milestones and performance indicators for the periods involved.

Predecessor Stockholders’ Equity

As of March 4, 2004 SHG’s Second Amended and Restated Certificate of Incorporation (the “Amendment”) provided that SHG’s then outstanding Series A Preferred Stock was subject to redemption upon the occurrence of either (i) an underwritten initial public offering of SHG’s common stock for cash pursuant to a registration statement filed under the Securities Act of 1933, as amended or (ii) the sale of SHG or its businesses as a whole in which the beneficial holders of a majority of the voting and economic interests of SHG prior to such sale are not the beneficial holders of such majority voting and economic interests or businesses thereafter. SHG’s Series A Preferred Stock was subject to mandatory redemption by SHG upon the earlier of (i) an underwritten initial public offering of SHG’s common stock for cash pursuant to a registration statement filed under the Securities Act of 1933, as amended or (ii) May 1, 2010. The Series A Preferred Stock was also redeemable at any time at the option of SHG out of funds legally available by payment of the per share “Base Amount” plus all unpaid dividends accrued on such shares. The Base Amount was initially equal to $1,000 per share of Series A Preferred Stock, provided that any dividends that had accrued but were not paid on March 31 of each year were automatically added to the Base Amount. No dividends, distributions, redemption payments or other amounts could be made on or in respect of the Series A Preferred Stock unless all principal of, interest and premium on and other amounts due in respect of the Lien Agreements (Note 8) had first been paid in full.

The then outstanding Series A Preferred Stock entitled the holder to a dividend at an annual rate of 7% (prior to the Amendment it was 12%) of the Base Amount of each share of Series A Preferred Stock from the date of issuance of such share, provided that all outstanding shares of Series A Preferred Stock were deemed to have been issued as of March 27, 1998 for purposes of determining the amount of dividends that have accrued.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

In July 2004, concurrent with a refinancing of SHG’s outstanding debt, SHG redeemed the cumulative $15,000 of undeclared and unpaid dividends in exchange for, among other items, removing the mandatory redemption date of May 1, 2010. The holders of the Series A Preferred Stock had no rights to convert such shares into shares of any other class or series of stock or into any other securities of, or any other interest in, SHG. In accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, or SFAS No. 150, the Series A Preferred Stock was therefore reclassified to equity in 2004. At December 31, 2004, the Base Amount of the Series A Preferred Stock was $15,000 and there was approximately $469 of cumulative and unpaid dividends on the Series A Preferred Stock. In June 2005, in connection with a refinancing of SHG’s existing debt, SHG fully redeemed the Series A preferred stock, including accrued interest, for $15,732, as well as paid accumulated dividends of $967.

In July 2003, pursuant to SHG’s Plan (Note 1), each share of series A common stock was cancelled and replaced with 1.1142 shares of new common stock, each share of series B common stock was cancelled for no consideration and each share of series C common stock was replaced with one share of new common stock.

Effective March 8, 2004, SHG entered into restricted stock agreements with four executive officers concurrent with the execution of amended employment agreements for each executive. Pursuant to these agreements SHG granted 70,661 shares (of which 4,930 shares were cancelled in 2004) of its restricted and non-voting Class B common stock for a purchase price of $0.05 per share, the then fair market value of the shares based upon an independent third-party appraisal, to these executives.

These shares of SHG Class B common stock were restricted by certain vesting requirements, rights of SHG to repurchase the shares, and restrictions on the sale or transfer of such shares. The shares were subject to vesting as follows:

•	Subject to the executive’s continuing service with SHG, the shares would vest in full upon the occurrence of a Trigger Event, defined as any asset sale, initial public offering or stock sale of SHG (each, a “liquidity event”), providing a terminal equity value of SHG in excess of $100,000 (the consummation of the Onex Transaction constituted a valid Trigger Event); and

•	If a Trigger Event had not occurred by the end of the original term of the executive’s employment agreement and such executive was still employed by SHG, 50% of his shares would vest if the executive had complied with the confidentiality and non-solicitation obligations in his employment agreement and SHG had achieved EBITDA in any one fiscal year of over $60,000.

The intrinsic value method, in accordance with APB No. 25, was used to account for the non-cash stock-based compensation associated with the restricted stock. Under this method, SHG did not recognize compensation cost upon the issuance of the restricted stock because the per share purchase price paid by each executive for the restricted shares was equal to the then per share fair market value. SHG was required to recognize deferred non-cash stock-based compensation in the period that the number of shares subject to vesting became probable and determinable, calculated as the difference between the fair value of such shares as estimated by SHG management at the end of the applicable period and the price paid for such shares by the executive. The deferred non-cash stock-based compensation was amortized over the probable vesting period, beginning with the date of issuance of the restricted stock.

In 2004, it was determined probable that 50% of the restricted shares of SHG Class B common stock would vest at the end of the original term of each executive’s employment agreement. For 2004, deferred non-cash stock-based compensation totaling $1,161 was recorded, representing the difference between the estimated aggregate market value of the shares of restricted Class B common stock as determined by SHG

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

management on December 31, 2004 and the aggregate price paid for such restricted shares by the executives. Related amortization of deferred non-cash stock-based compensation expense equal to $848 in 2005 and $313 in 2004 was recorded.

Upon completion of the Onex Transaction, the remainder of the restricted shares of SHG Class B common stock fully vested and $8,940 of non-cash stock-based compensation expense was recognized, determined as the difference between the per share price paid in the Onex Transaction and $0.05 per share (the per share price paid by the executives), multiplied by the number of restricted shares that were not previously determined to be probable to vest.

Performance criteria, which were met as of December 27, 2005, the number of related shares of Class B common stock vested and earned, and stock-based compensation recognized during 2005 and 2004 are as follows:

	Number of	Stock-Based
	Shares	Compensation
	Earned and	Recognized	Recognized
	Vested	in 2005	in 2004

Exceeding the minimum EBITDA trigger	32,865	$848	$313
Completion of the Onex Transaction, deemed as a Trigger Event	32,866	8,940	—

	65,731	$9,788	$313

Dividend Payment

In June 2005, SHG entered into the Lien Agreements (Note 8). The proceeds of this financing were used to refinance SHG’s existing indebtedness, fully redeem SHG’s then outstanding Class A Preferred Stock and pay a special dividend in the amount of $108,604 to SHG’s then-existing stockholders.

At the time that SHG declared and paid the dividend, the board of directors of SHG determined that the value of its surplus was sufficient to declare and pay the dividend and that the payment of the dividend would not cause the Company to be insolvent. The board of directors of SHG accordingly determined that it was permitted by Delaware General Corporation Law to pay the dividend.

Warrants

In 1998, SHG issued 71,119 warrants to purchase SHG’s series C common stock at an exercise price of $.01 per share. The warrants were exercisable beginning April 16, 1998, and expired in April 2008. Prior to 2003, warrants to purchase 20,742 shares of SHG’s series C common stock were exercised.

Pursuant to SHG’s Plan, SHG’s outstanding warrants to purchase 50,377 series C common stock were cancelled and replaced with warrants to purchase an equivalent number of shares of series A common stock. Other than the security for which the warrant may be exercised, the terms of the new warrants were substantially similar to the terms of the cancelled warrants. During 2004, no warrants were exercised.

As of December 31, 2005, there were no longer any warrants outstanding as all had been either exercised or cancelled as part of the Onex Transaction.

Stock Options

In March 2004, SHG’s Board of Directors adopted SHG’s 2004 equity incentive plan (the “2004 Plan”). SHG’s stockholders approved the 2004 Plan on March 4, 2004. The 2004 Plan provided for grants

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

of incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, to SHG’s employees, as well as non-qualified stock options and restricted stock to SHG’s employees, directors and consultants. The aggregate number of shares of SHG’s common stock issuable under the 2004 Plan was 20,000. In accordance with the provisions of the 2004 Plan, all vested and unvested shares under stock option agreements vested and were settled in cash upon the close of the Onex Transaction. The 2004 Plan was terminated as part of the Onex Transaction in 2005.

The following table summarizes activity in the stock option plan during the two year period ended December 31, 2005:

			Weighted
	Number of		Average
	Shares	Price per Share	Exercise Price

Outstanding at December 31, 2004	6,475	$18.30	$18.30
Granted	—	—	—
Settled in cash	(4,475)	18.30	18.30
Canceled	(2,000)	18.30	18.30

Outstanding at December 31, 2005	—	$—	$—

13.	Commitments and Contingencies

Leases

The Company leases certain of its facilities under noncancelable operating leases. The leases generally provide for payment of property taxes, insurance and repairs, and have rent escalation clauses, principally based upon the Consumer Price Index or other fixed annual adjustments.

The future minimum rental payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2006, are as follows:

2007	$9,842
2008	9,621
2009	9,629
2010	8,449
2011	7,851
Thereafter	38,952

$84,344

Litigation

As is typical in the health care industry, the Company has experienced an increasing trend in the number and severity of litigation claims asserted against it. While the Company believes that it provides quality care to its patients and is in substantial compliance with regulatory requirements, a legal judgment or adverse governmental investigation could have a material negative effect on the Company’s financial position, results of operations or cash flows.

The Company is involved in various lawsuits and claims arising in the ordinary course of business. These other matters are, in the opinion of management, immaterial both individually and in the aggregate with respect to the Company’s consolidated financial position, results of operations or cash flows.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

Under GAAP, the Company establishes an accrual for an estimated loss contingency when it is both probable that an asset has been impaired or that a liability has been incurred and the amount of the loss can be reasonably estimated. Given the uncertain nature of litigation generally, and the uncertainties related to the incurrence, amount and range of loss on any pending litigation, investigation or claim, the Company is currently unable to predict the ultimate outcome of any litigation, investigation or claim, determine whether a liability has been incurred or make a reasonable estimate of the liability that could result from an unfavorable outcome. While the Company believes that the liability, if any, resulting from the aggregate amount of uninsured damages for any outstanding litigation, investigation or claim will not have a material adverse effect on its consolidated financial position, results of operations or cash flows, in view of the uncertainties discussed above, it could incur charges in excess of any currently established accruals and, to the extent available, excess liability insurance. In view of the unpredictable nature of such matters, the Company cannot provide any assurances regarding the outcome of any litigation, investigation or claim to which it is a party or the impact on the Company of an adverse ruling in such matters. As additional information becomes available, the Company will assess its potential liability and revise its estimates.

Insurance

The Company maintains insurance for general and professional liability, workers’ compensation and employers’ liability, employee benefits liability, property, casualty, directors and officers, inland marine, crime, boiler and machinery, automobile, employment practices liability, earthquake and flood. The Company believes that the insurance programs are adequate and where there has been a direct transfer of risk to the insurance carrier, the Company does not recognize a liability in the consolidated financial statements.

Workers’ Compensation

The Company has maintained workers’ compensation insurance as statutorily required. Most of its commercial workers’ compensation insurance purchased is loss sensitive in nature. As a result, the Company is responsible for adverse loss development. Additionally, the Company self-insures the first unaggregated $1,000 per workers’ compensation claim in both California and Nevada.

The Company has elected to not carry workers’ compensation insurance in Texas and it may be liable for negligence claims that are asserted against it by its employees.

The Company has purchased guaranteed cost policies for Kansas and Missouri. There are no deductibles associated with these programs.

The Company recognizes a liability in its consolidated financial statements for its estimated self-insured workers’ compensation risks.

General and Professional Liability

The Company’s skilled nursing services subject the Company to certain liability risks. Malpractice claims may be asserted against the Company if services are alleged to have resulted in patient injury or other adverse effects, the risk of which may be greater for higher-acuity patients, such as those receiving specialty and sub-acute services, than for traditional long-term care patients. The Company has from time to time been subject to malpractice claims and other litigation in the ordinary course of business.

From April 10, 2001 to August 31, 2006, the Company maintained a retrospectively rated claims-made policy with a self-insured retention of $250 for its California and Nevada facilities and $1,000 for its Texas

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

facilities. This policy had an occurrence and aggregate limit of $5,000 each for professional liability and general liability losses.

Effective September 1, 2006 the Company obtained professional and general liability insurance with an individual claim limit of $2,000 per loss and $6,000 annual aggregate limit for its California, Texas and Nevada facilities. Under this program the Company retains an unaggregated $1,000 self-insured professional and general liability retention per claim.

The Kansas facilities are insured on an occurrence basis with an occurrence and aggregate coverage limit of $1,000 and $3,000, respectively, and there are no self-insurance retentions under these contracts. The Missouri facilities are underwritten on a claims-made basis with no self-insured retention and have a individual claim limit and aggregate coverage limit of $1,000 and $3,000, respectively.

In September 2004 the Company purchased a multi-year aggregate excess professional and general liability insurance policy providing an additional $10,000 of coverage for losses arising from claims in excess of $5,000 in California, Texas, Nevada, Kansas or Missouri. As of September 1, 2006 this excess coverage was modified to increase the coverage to $12,000 for losses arising from claims in excess of $3,000 which are reported since the September 1, 2006 change.

A summary of the liabilities related to insurance risks are as follows:

						December 31,
	March 31, 2007					2006					2005
	General and					General and					General and
	Professional		Workers’			Professional		Workers’			Professional		Worker’s
	Liability		Compensation		Total	Liability		Compensation		Total	Liability		Compensation		Total
	(Unaudited)
Reserve for insurance risks:
Current	$16,019	(1)	$3,202	(2)	$19,221	$16,056	(1)	$3,064	(2)	$19,120	$14,837	(1)	$2,628	(2)	$17,465
Non-current	$20,491		$7,824		$28,315	20,591		7,715		28,306	21,689		6,725		28,414

	$36,510		$11,026		$47,536	$36,647		$10,779		$47,426	$36,526		$9,353		$45,879

(1)	Included in accounts payable and accrued liabilities.

(2)	Included in employee compensation and benefits.

Hallmark Indemnification

Hallmark Investment Group, Inc. (“Hallmark”), the Company’s wholly-owned rehabilitation services subsidiary, provides physical, occupational and speech therapy services to various unaffiliated skilled nursing facilities. These unaffiliated skilled nursing facilities are reimbursed for these services from the Medicare Program and other third party payors. Hallmark has indemnified these unaffiliated skilled nursing facilities from a portion of certain disallowances of these services.

Financial Guarantees

Substantially all of Skilled’s subsidiaries guarantee the 2014 Notes and the Credit Agreement (Note 8). The guarantees provided by the subsidiaries are full and unconditional and joint and several. Other subsidiaries of Skilled that are not guarantors are considered minor. Skilled has no independent assets or operations.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

14.	Material Transactions with Related Parties

Leased Facilities

SHG’s former Chief Executive Officer and director and his wife, a former Executive Vice President of SHG, own the real estate for four of the Company’s leased facilities. Such real estate has not been included in the consolidated financial statements for any of the years presented herein. Lease payments to these related parties under operating leases for these facilities were $2,200 in 2005 and $2,100 in 2004. Upon the completion of the Onex Transaction, these individuals no longer have any related party interests in the Company.

Notes Receivable

SHG had a limited recourse promissory note receivable from a member of its Board of Directors in the amount of approximately $2,540 with an interest rate of 5.7%. The note was due on the earlier of April 15, 2007 or the sale by the Director of 20,000 shares of SHG’s common stock pledged as security for the note. SHG had recourse for payment up to $1,000 of the principal amount of the note. Prior to the Onex Transaction, SHG’s Board of Directors approved the forgiveness of the limited recourse note receivable in consideration for prior service provided by the Director.

Agreement with Onex Partners Manager LP

Upon completion of the Transactions, the Company entered into an agreement with Onex Partners Manager LP, or Onex Manager, a wholly-owned subsidiary of Onex Corporation. In exchange for providing the Company with corporate finance and strategic planning consulting services, the Company pays Onex Manager an annual fee of $500.

15.	Defined Contribution Plan

As of December 31, 2006, the Company sponsored a defined contribution plan covering substantially all employees who meet certain eligibility requirements. In the three months ended March 31, 2007 (unaudited) and in the years ended December 31, 2006, 2005, and 2004, the Company did not contribute to this plan.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

16.	Quarterly Financial Information (Unaudited)

The following table summarizes unaudited quarterly financial data for the three months ended March 31, 2007 (unaudited) and for the years ended December 31, 2006 and 2005:

Quarter Ended
March 31
(Unaudited)
2007 Successor:
Revenue	$144,655
Total expense	125,365
Other income (expenses), net	(11,258)

Income before provision for income taxes	8,032
Provision for income taxes	3,378

Net income	4,654
Accretion on preferred stock	(4,772)

Net (loss) income attributable to common stockholders	$(118)

Net (loss) income per share data:
Net (loss) income per common share, basic	$(0.01)
Net (loss) income per common share, diluted	$(0.01)
Weighted average common shares outstanding, basic	11,959,116
Weighted average common shares outstanding, diluted	11,959,116

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

	Quarter Ended
	March 31	June 30	September 30	December 31
	(Unaudited)
2006 Successor:
Revenue	$125,186	$131,171	$135,396	$139,904
Total expense	108,002	113,603	117,683	119,444
Other income (expenses), net	(10,481)	(10,782)	(11,164)	(10,957)

Income before provision for income taxes	6,703	6,786	6,549	9,503
Provision for income taxes	2,601	3,071	2,588	3,944

Net income	4,102	3,715	3,961	5,559
Accretion on preferred stock	(4,401)	(4,540)	(4,684)	(4,781)

Net (loss) income attributable to common stockholders	$(299)	$(825)	$(723)	$778

Net (loss) income per share data:
Net (loss) income per common share, basic	$(0.03)	$(0.07)	$(0.06)	$0.07
Net (loss) income per common share, diluted	$(0.03)	$(0.07)	$(0.06)	$0.06
Weighted average common shares outstanding, basic	11,618,412	11,634,129	11,635,650	11,652,888
Weighted average common shares outstanding, diluted	11,618,412	11,634,129	11,635,650	12,002,718

	Quarter Ended
	March 31	June 30	September 30	December 31
	(Unaudited)

2005 Predecessor:
Revenue	$108,936	$111,493	$122,206	$120,212
Total expenses	95,126	96,190	103,230	116,272
Other income (expenses), net	(4,928)	(16,550)	(7,370)	(15,403)

Income (loss) before (benefit from) provision for income taxes, discontinued operations and cumulative effect of a change in accounting principle	8,882	(1,247)	11,606	(11,463)
(Benefit from) provision for income taxes	(7,375)	(2,904)	3,875	(6,644)
Discontinued operations, net of tax	12,569	2,269	(50)	(48)
Cumulative effect of a change in accounting principle, net of tax	—	—	—	(1,628)

Net income (loss)	28,826	3,926	7,681	(6,495)
Accretion on preferred stock	(259)	(243)	—	(242)

Net income (loss) attributable to common stockholders	$28,567	$3,683	$7,681	$(6,737)

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

	Quarter Ended
	March 31	June 30	September 30	December 31
	(Unaudited)

Net income (loss) per share data:
Income (loss) before discontinued operations and cumulative effect of a change in accounting principle per common share, basic	$13.05	$1.15	$6.12	$(4.23)
Discontinued operations per common share, basic	10.25	1.84	(0.04)	(0.04)
Cumulative effect of a change in accounting principle per common share, basic	—	—	—	(1.36)

Net income (loss) per share, basic	$23.30	$2.99	$6.08	$(5.63)

Income (loss) before discontinued operations and cumulative effect of a change in accounting principle per common share, diluted	$12.22	$1.08	$5.92	$(4.23)
Discontinued operations per common share, diluted	9.60	1.73	(0.04)	(0.04)
Cumulative effect of a change in accounting principle per common share, diluted	—	—	—	(1.36)

Net income (loss) per common share, diluted	$21.82	$2.81	$5.88	$(5.63)

Weighted average common shares outstanding, basic	1,226,144	1,229,867	1,263,830	1,195,966

Weighted average common shares outstanding, diluted	1,309,354	1,308,666	1,306,745	1,195,966

Earnings per basic and diluted share are computed independently for each of the quarters presented based upon basic and diluted shares outstanding per quarter and therefore may not sum to the totals for the year.

17.	Subsequent Events

Effective January 31, 2007, the Company entered into a first amendment to the Amended and Restated First Lien Credit Agreement, with the following revisions:

•	for Term Loans, a reduction of the applicable margins over the Company’s interest rates of 0.5%;

•	the ability for further reductions of the applicable margins based upon favorable ratings from certain debt rating agencies and the issuance of new ratings from those agencies;

•	allowance for the net proceeds resulting from the consummation of an initial public offering of the Company’s common stock to be applied to prepay the Term Loans, including the Revolving Loans, to be the lesser of (i) 50% of such net proceeds or (ii) the excess of such net proceeds over the amount to prepay $70,000 of the 2014 Notes;

•	approval of the merger of SHG with and into Skilled with Skilled being the surviving company and changing its name from SHG Holding Solutions, Inc. to Skilled Healthcare Group, Inc.; and

•	revision of certain covenants and reporting requirements.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

Effective February 1, 2007, the Company purchased the land, building and related improvements of one of its leased skilled nursing facilities in California for $4,300 in cash. Changing this leased facility into an owned facility resulted in no net change in the number of beds.

Effective February 7, 2007, SHG was merged with and into Skilled. Skilled was the surviving entity and changed its name from SHG Holding Solutions, Inc. to Skilled Healthcare Group, Inc.

On February 8, 2007, the Company entered into an agreement to purchase the owned real property, tangible assets, intellectual property and related rights and licenses of three skilled nursing facilities located in Missouri for a cash purchase price of $30,100, including $100 of transaction expenses. Under the agreement, the Company will also assume certain liabilities related to assumed operating contracts. The agreement generally excludes any elements of working capital other than supply inventories. The Company closed the transaction in April 2007, adding approximately 426 beds as well as 24 unlicensed apartments to the Company’s operations.

On February 16, 2007, the Company entered into an agreement with Heritage regarding the escrow account and tax payments referred to in Note 1. As a result of this agreement:

•	The Company paid $6,300 to Heritage, which represents the amounts paid by SHG to the IRS in excess of the 2005 tax amounts on SHG’s tax return for the period ended December 27, 2005;

•	The Company paid an additional $1,000 into the escrow account for the satisfaction of certain tax liabilities that arose prior to the date of the Onex Transaction;

•	The Company and Heritage instructed the escrow agent to release to Heritage the remaining $15,000 in escrow that was established to provide for any contingencies or liabilities not recorded or specifically provided for as of December 27, 2005; and

•	The Company and Heritage generally released each other from any further claims beyond the tax amounts remaining in the escrow account.

Stock Split

On April 26, 2007 the Company’s board of directors approved a 507-for-one split of the Company’s common stock. As a result, share numbers and per share amounts for all periods presented in the consolidated financial statements of the Successor reflect the effects of this stock split.

Stockholders’ Equity

On April 19, 2007, the Company’s board of directors approved the Company’s amended and restated certificate of incorporation to be effective immediately following the Company’s initial public offering. The amended and restated certificate of incorporation:

•	authorizes 25,000,000 shares of preferred stock, $0.001 par value;

•	authorizes 175,000,000 shares of Class A common stock, voting power of one vote per share, $0.001 par value;

•	authorizes 30,000,000 shares of Class B common stock, voting power of ten votes per share, $0.001 par value; and

•	provides for mandatory and optional conversion of Class B common stock into Class A common stock on a one-for-one basis under certain circumstances.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
March 31, 2007 (Unaudited) and December 31, 2006
(Dollars In Thousands, Except Per Share Data)

2007 Incentive Plan

On April 19, 2007, the Company’s board of directors approved the Company’s 2007 Incentive Award Plan (the “2007 plan”) that will become effective prior to the Company’s initial public offering upon approval by the Company’s stockholders. Under the 2007 plan, 1,123,181 shares of the Company’s common stock are authorized for issuance.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Sunset Healthcare

We have audited the accompanying combined balance sheet of the corporations listed in Note 1, collectively known as Sunset Healthcare (the Company) as of December 31, 2005, and the related combined statements of operations, stockholders’ deficit, and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position at December 31, 2005, of the corporations listed in Note 1, collectively known as Sunset Healthcare, and the combined results of its operations and its cash flows for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Orange County, California
January 10, 2007

SUNSET HEALTHCARE

COMBINED BALANCE SHEET
DECEMBER 31, 2005
(In thousands, except for share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	$2,070
Accounts receivable, less allowance for doubtful accounts of $40	2,155
Other current assets	140

Total current assets	4,365
Property and equipment, net	10,347
Other assets	363

Total assets	$15,075

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$1,257
Employee compensation and benefits	560
Professional liability risk	835
Due to stockholder	318
Revolving credit facility	150
Current portion of long-term debt	7,284

Total current liabilities	10,404
Long-term liabilities:
Long-term debt, less current portion	5,933

Total liabilities	16,337
Stockholders’ deficit:
Common stock — Liberty Terrace Nursing 30,000 shares authorized, $1.00 par value, 600 shares issued and outstanding	1
Common stock — Carmel Hills Living Center 30,000 shares authorized, $1.00 par value, 400 shares issued and outstanding	—
Common stock — Holmesdale Care Center 100,000 shares authorized, $0.01 par value, 20,000 shares issued and outstanding	—
Accumulated deficit	(1,263)

Total stockholders’ deficit	(1,262)

Total liabilities and stockholders’ deficit	$15,075

The accompanying notes are an integral part of these combined financial statements.

SUNSET HEALTHCARE

COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005
(In thousands)

Revenue	$23,134
Expenses:
Cost of services (exclusive of depreciation and amortization shown below)	17,549
General and administrative	1,648
Depreciation and amortization	831

20,028
Other expenses:
Interest expense	(589)

Net income	$2,517

The accompanying notes are an integral part of these combined financial statements.

SUNSET HEALTHCARE

COMBINED STATEMENT OF STOCKHOLDERS’ DEFICIT
(In thousands except for share data)

			Additional
	Common Stock		Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balances at December 31, 2004	21,000	$1	$211	$(2,919)	$(2,707)
Net income	—	—	—	2,517	2,517
Stockholder contribution	—	—	342	—	342
Distributions to stockholders	—	—	(553)	(861)	(1,414)

Balances at December 31, 2005	21,000	$1	$—	$(1,263)	$(1,262)

The accompanying notes are an integral part of these combined financial statements.

SUNSET HEALTHCARE

COMBINED STATEMENT OF CASH FLOWS
DECEMBER 31, 2005
(In thousands)

Operating Activities
Net income	$2,517
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	831
Change in fair value of interest rate hedge	(335)
Changes in operating assets and liabilities:
Accounts receivable	(254)
Other current assets	(29)
Accounts payable and accrued liabilities	576
Employee compensation and benefits	95
Professional liability risk	150

Net cash provided by operating activities	3,551

Investing Activities
Additions to property and equipment	(130)
Changes in other assets	(210)

Net cash used in investing activities	(340)

Financing Activities
Repayments on line of credit facilities	(442)
Repayments on long-term debt	(559)
Repayments of Stockholder note	(30)
Contribution to paid in capital	342
Distributions paid to stockholders	(1,414)

Net cash used in financing activities	(2,103)

Increase in cash and cash equivalents	1,108
Cash and cash equivalents at beginning of year	962

Cash and cash equivalents at end of year	$2,070

The accompanying notes are an integral part of these combined financial statements.

SUNSET HEALTHCARE

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005
(Dollars in Thousands)

1.	Description of Business

Liberty Terrace Care Center, Inc., Liberty Terrace Nursing, LLC, Carmel Hills Living Center, Inc., Carmel Hills Property, LLC, Holmesdale Care Center, Inc. and Holmesdale Development, LLC, are collectively known as Sunset Healthcare. Sunset Healthcare (the “Company”) operates 3 nursing facilities within the state of Missouri: Liberty Terrace Care Center, a 143 bed Medicaid and Medicare certified skilled nursing facility in Liberty; Carmel Hills Living Center, a 146 bed Medicaid and Medicare certified skilled nursing facility and a 54 bed residential care facility in Independence; and Holmesdale Care Center, a 100 bed Medicaid and Medicare certified skilled nursing facility in Kansas City. The Company also operates three separate real estate entities that own and maintain each facility building. In addition, the Company operates an insurance trust, LCH Insurance Trust (the “Trust”) for the purpose of payment of potential professional liability claims. The Company was acquired by Skilled Healthcare Group, Inc. in March 2006 (see Note 11).

2.	Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements include three nursing facilities, three real estate entities and one insurance trust which are combined based upon the fact that they are under common control. All significant intercompany transactions have been eliminated.

Use of Estimates

The preparation of combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Revenue and Accounts Receivables

Revenue and accounts receivables are recorded on an accrual basis as services are performed at their estimated net realizable value. The Company derives a significant amount of its revenue from funds under federal Medicare and state Medicaid assistance programs, the continuation of which are dependent upon governmental policies, audit risk and potential recoupment.

The Company’s revenue is derived from services provided to patients in the following payor classes:

	Revenue	Percentage
	Dollars	of Revenue

Medicare	$7,217	31.2%
Medicaid	8,366	36.2

Subtotal Medicare and Medicaid	15,583	67.4
Managed Care	379	1.6
Private and Other	7,172	31.0

Total	$23,134	100.0%

SUNSET HEALTHCARE

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Risks and Uncertainties

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. Compliance with such laws and regulations can be subject to future government review and interpretation, including processing claims at lower amounts upon audit as well as significant regulatory action including fines, penalties, and exclusions from the Medicare and Medicaid programs.

Concentration of Credit Risk

The Company has significant accounts receivable balances whose collectibility is dependent on the availability of funds from certain governmental programs, primarily Medicare and Medicaid. These receivables represent the only significant concentration of credit risk for the Company. The Company does not believe there are significant credit risks associated with these governmental programs. The Company believes that an adequate allowance has been recorded for the possibility of these receivables proving uncollectible, and continually monitors and adjusts these allowances as necessary.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and certificates of deposit with a maturity of three months or less, on acquisition date, to be cash equivalents.

The Company places its temporary cash investments with financial institutions. At times such investments may be in excess of the FDIC insurance limit.

Property and Equipment

Property and equipment are stated at cost. Major renovations or improvements are capitalized, whereas ordinary maintenance and repairs are expensed as incurred. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	15-30 years
Furniture and equipment	3-10 years

Income Taxes

The Company has elected to be taxed under Chapter S of the Internal Revenue Code, with all income and credits flowing through to the individual stockholders. Therefore, no provision for income tax has been made on the combined financial statements.

3.	Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instruments for which it is practicable to estimate this value.

Cash and Cash Equivalents

The carrying amounts approximate fair value because of the short maturity of these instruments.

SUNSET HEALTHCARE

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Long-Term Debt

The carrying value of the Company’s long-term debt and its revolving credit facility is considered to approximate the fair value of such debt based upon the interest rates that the Company believes it can currently obtain for similar debt.

4.	Debt

Long-term debt consists of the following at December 31, 2005:

Note payable — Bank of America, interest rate of 5.13%, payable in monthly installments, due June 1, 2006	$6,856
Note payable — Bank of America, interest rate of 6.25%, payable in monthly installments, due September 1, 2007	4,028
Note payable — Security Bank of Kansas City, interest rate of 8.0%, payable in monthly installments, due July, 2007	2,304
Promissory note payable to unrelated party for the financing of the Residential Care Facility Certificate of Need License, due March 2007, monthly payments of $5; non-interest bearing	70
Less fair market value of interest rate option agreements	$(41)

13,217
Less current portion	(7,284)

$5,933

Future maturities:

2006	$7,284
2007	5,933

$13,217

The provisions of the note payable agreements contain certain restrictive covenants pertaining to operating requirements of the Company. The Company was in compliance with all covenants as of December 31, 2005.

The Company paid the notes payable to its banks upon the sale of its facilities to Skilled Healthcare Group, Inc. subsequent to year-end (see Note 11).

Interest Rate Option

On March 15, 2002, the Company entered into an International Swap Dealers Association Master Agreement converting the variable rate on approximately $7,450 of indebtedness to a fixed rate of approximately 5.13%. The term of this agreement expired June 30, 2006.

On August 23, 2002, the Company entered into an additional interest rate agreement converting the variable rate on approximately $4,700 of indebtedness to a fixed rate of approximately 6.25%. The term of this agreement was to expire on September 1, 2007. The agreement was terminated upon repayment of the underlying indebtedness.

The objective of the Company’s interest rate hedging activities has been to limit the impact of interest rate changes on earnings and cash flows and to lower the Company’s overall borrowing costs. At December 31, 2005, the fair market value of the interest rate option agreements was $41. The change in the fair market value of the interest rate agreements in the year ended December 31, 2005 was an increase in

SUNSET HEALTHCARE

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

fair market value of $335, which was reflected in the combined statement of income as a reduction of interest expense.

5.	Other Current Assets and Other Assets

Other current assets consist of the following:

December 31,
2005

Other current receivables	$56
Inventory	21
Prepaid property insurance	9
Prepaid workers’ compensation insurance	54

$140

Other assets consist of the following:

December 31,
2005

Restricted investments	$363

In January 2004, the Company formed LCH Insurance Trust for the purpose of providing coverage for general and professional liability insurances. The Company and the trust have common ownership. The Company funds its estimated losses into the trust. The use of these funds is restricted, therefore the funds are classified as restricted on the Company’s combined balance sheet.

The balance of the restricted investments consisted of cash deposits, mutual funds and bonds. The future maturities of bonds range from September 2007 to November 2015. As of December 31, 2005, mutual funds and bonds are stated at market value, which approximate cost.

6.	Property and Equipment

Property and equipment is comprised of the following:

December 31,
2005

Land and land improvements	$350
Buildings and improvements	12,354
Furniture and equipment	2,804
Vehicles	122

15,630

Less amortization and accumulated depreciation	(5,283)

$10,347

7.	Stockholders’ Equity

Additional Paid in Capital

The balance in additional paid in capital as of December 31, 2004 was $211. During the year ended December 31, 2005 a stockholder contributed $342. Throughout the year ended December 31, 2005, the

SUNSET HEALTHCARE

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Company paid distributions to its stockholders. The total distributions paid during 2005 were $1,414 which resulted in additional paid in capital being fully distributed.

8.	Related Parties

Management Agreement

Management fees of $1,648 were incurred during the period ended December 31, 2005 by the Company to a company that is owned by the stockholders of the Company. The management fee is 7% of the net revenue of the Company payable on a monthly basis. At December 31, 2005 the Company had outstanding management fees of $186. This amount was recorded in accounts payable and accrued liabilities in the accompanying combined financial statements.

Loan from Stockholder

At December 31, 2004 the Company had outstanding loans of $348 from a stockholder. There were no formal terms of repayment, interest rate or maturity. During the year ended December 31, 2005, the Company made payments of $30. At December 31, 2005 the remaining balance of these loans was $318.

9.	Line of Credit

The Company has a bank line of credit with maximum borrowings of $300 available through November 2006. Interest is payable monthly on the outstanding balance at the bank base rate plus 1/2% with a floor of 5.50%. The balance outstanding on the bank line of credit at December 31, 2005 was $150 at an interest rate of 8.0% and was recorded in the accompanying combined financial statements.

10.	Contingent Liabilities

Government Regulations — Medicaid

The Missouri Department of Social Services, Division of Medical Services, reserves the right to perform field audit examinations of the Company’s records. Any adjustments resulting from such examinations could retroactively adjust Medicaid revenue.

Government Regulations — Medicare

The Medicare intermediary has the authority to audit the skilled nursing facility’s records any time within a three-year period after the date the skilled nursing facility receives a final notice of program reimbursement for each cost reporting period. Any adjustments resulting from these audits could retroactively adjust Medicare revenue.

Professional Liability Insurance

The Company’s professional liability insurance policy was not renewed as of December 31, 2003. As a result of not securing this coverage, any claims made subsequent to that date were not insured. On January 1, 2004 the Company entered into an agreement with the Trust. The Trust’s trustees are the same as the owners of the Company. The value of the investment as of December 31, 2005 was $363. Due to the common ownership of the trust and the Company, the Company retained all risks related to professional liabilities.

The Company determined the liability related to professional liability risk based upon historical claims experience. At December 31, 2005, the total liability related to professional liability risk was $835 which is classified as a current liability.

SUNSET HEALTHCARE

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Workers’ Compensation Insurance

The Company obtains workers’ compensation insurance through membership in the Health Care Facilities of Missouri Workers’ Compensation Trust Fund (the “Workers’ Compensation Trust”), a trust formed for the benefit of qualified nursing homes in the state of Missouri who wish to pool their resources to qualify as a group self-insurer as permitted under the Workmen’s Compensation Law, Chapter 287 of the Revised Statutes of Missouri, as amended. The Workers’ Compensation Trust and its members jointly and severally agree to assume and discharge, by payment, any lawful awards entered against any member of the Workers’ Compensation Trust. Workers’ compensation expense through participation in the Workers’ Compensation Trust was $364 for the year ended December 31, 2005.

11.	Subsequent Events (unaudited)

On March 1, 2006, the Company sold its two skilled nursing facilities and its one skilled nursing and residential care facility to Skilled Healthcare Group, Inc., a wholly-owned subsidiary of SHG Holding Solutions, Inc. for $31,000 in cash. The transaction consisted solely of the real estate assets, property and equipment and the related certifications and licenses of the three facilities. The Company retained all other assets and liabilities related to its nursing facility entities, real estate entities and insurance trust. Part of the proceeds of the sale were used to repay the Company’s notes payable to its banks.

Offer to Exchange

$200,000,000 principal amount of its 11% Senior Subordinated Notes due 2014, which have been registered under the Securities Act,
for any and all of our outstanding 11% Senior Subordinated Notes due 2014

PROSPECTUS

Until          , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers

The following is a summary of the statutes, charter and bylaw provisions or other arrangements under which the Registrant’s directors and officers are insured or indemnified against liability in their capacities as such. All the directors and officers of the Registrant are covered by insurance policies maintained and held in effect by Skilled Healthcare Group, Inc. against certain liabilities for actions taken in their capacities as such.

Skilled Healthcare Group, Inc. is incorporated under the laws of the State of Delaware.

Applicable Sections of Delaware General Corporation Law.

Section 102 of the Delaware General Corporation Law, or DGCL, provides that the corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) For any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payment of dividend or unlawful stock purchase or redemption; or (iv) for any transaction from which the director derived an improper personal benefit.

Section 145 of the DGCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 also provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of Delaware or such other court shall deem proper.

To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; provided that indemnification provided for by Section 145 or granted pursuant thereto shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and a Delaware corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Certificate of Incorporation Provisions on Indemnification.

The ninth section of the Second Amended and Restated Certificate of Incorporation of Skilled Healthcare Group, Inc. provides that the personal liability of a director of the corporation shall be eliminated to the fullest extent permitted by Section 102(b)(7) of the DGCL. In addition the Registrant has the power to indemnify any person serving as a director, officer or agent of the corporation to the fullest extent permitted by Section 145 of the DGCL. The right to indemnification includes the right to be paid by the corporation the expenses incurred in defending or otherwise participating in a proceeding upon receipt of an undertaking by the person to repay the expenses if it is ultimately determined that the person is not entitled to indemnification.

The foregoing statements are subject to the detailed provisions of the DGCL and to the applicable provisions of the registrant’s charter and bylaws.

Item 21.	Exhibits.

(a) The following exhibits are filed with this Registration Statement.

Number		Description

2	.1**	Agreement of and Plan of Merger, dated as of October 22, 2005, among SHG Acquisition Corp., SHG Holding Solutions, Inc. and Skilled Healthcare Group, Inc.
2	.2**	Amendment No. 1 to Agreement and Plan of Merger, dated October 22, 2005 by and between SHG Holding Solutions, Inc. and Skilled Healthcare Group, Inc.
2	.3**	Asset Purchase Agreement, dated as of January 31, 2006, by and among Skilled Healthcare Group, Inc., each of the entities listed on Schedule 2.1 thereto, M. Terence Reardon and M. Sue Reardon, individually and as Trustees of the M. Terence Reardon Trust U.T.A. dated June 26, 2003, and M. Sue Reardon and M. Terence Reardon, as Trustees of the M. Sue Reardon Trust U.T.A. dated June 26, 2003.
2	.4**	Agreement and Plan of Merger, dated as of February 7, 2007, by and between SHG Holding Solutions, Inc., and Skilled Healthcare Group, Inc.
2	.5**	Asset Purchase Agreement, dated February 8, 2007, by and among Skilled Healthcare Group, Inc., Raymore Care Center LLC, Blue River Care Center LLC, MLD Healthcare LLC, Blue River Real Estate LLC, MLD Real Estate LLC, Melvin Dunsworth and Raymore Health Care, Inc.
3	.1**	Restated Certificate of Incorporation of Skilled Healthcare Group, Inc. (formerly known as SHG Holding Solutions, Inc.)
3	.1.1**	Certificate of Ownership and Merger of Skilled Healthcare Group, Inc., dated February 7, 2007
3	.1.2**	Certificate of Amendment to Restated Certificate of Incorporation of Skilled Healthcare Group, Inc., dated April 26, 2007
3	.2**	Bylaws of Skilled Healthcare Group, Inc. (formerly known as SHG Holdings Solutions, Inc.)
3	.2.1**	Amended and Restated Certificate of Incorporation of Skilled Healthcare Group, Inc., (to be effective immediately after the close of the initial public offering).
3	.2.2**	Amended and Restated Bylaws of Skilled Healthcare Group, Inc., dated April 19, 2007 (to be effective immediately after the close of the initial public offering).
3	.3**	Certificate of Incorporation of Hallmark Investment Group, Inc., as amended
3	.4**	Bylaws of Hallmark Investment Group, Inc.
3	.5**	Certificate of Incorporation of Summit Care Corporation

Number		Description

3	.6**	Bylaws of Summit Care Corporation
3	.7**	Certificate of Incorporation of Summit Care Pharmacy, Inc.
3	.8**	Bylaws of Summit Care Pharmacy, Inc.
3	.9**	Certificate of Conversion and Certificate of Formation of Alexandria Care Center, LLC
3	.10**	Limited Liability Company Operating Agreement of Alexandria Care Center, LLC
3	.11**	Certificate of Formation of Alta Care Center, LLC
3	.12**	Limited Liability Company Operating Agreement of Alta Care Center, LLC
3	.13**	Certificate of Formation of Anaheim Terrace Care Center, LLC
3	.14**	Limited Liability Company Operating Agreement of Anaheim Terrace Care Center, LLC
3	.15**	Certificate of Formation of Baldwin Healthcare and Rehabilitation Center, LLC
3	.16**	Limited Liability Company Operating Agreement of Baldwin Healthcare and Rehabilitation Center, LLC
3	.17**	Certificate of Formation of Bay Crest Care Center, LLC
3	.18**	Limited Liability Company Operating Agreement of Bay Crest Care Center, LLC
3	.19**	Certificate of Formation of Briarcliff Nursing and Rehabilitation Center GP, LLC
3	.20**	Second Amended and Restated Limited Liability Company Operating Agreement of Briarcliff Nursing and Rehabilitation Center GP, LLC
3	.21**	Certificate of Conversion and Certificate of Formation of Brier Oak on Sunset, LLC
3	.22**	Limited Liability Company Operating Agreement of Brier Oak on Sunset, LLC
3	.23**	Certificate of Formation of Carehouse Healthcare Center, LLC
3	.24**	Second Amended and Restated Limited Liability Company Operating Agreement of Carehouse Healthcare Center, LLC
3	.25**	Certificate of Formation of Carson Senior Assisted Living, LLC
3	.26**	Limited Liability Company Operating Agreement of Carson Senior Assisted Living, LLC
3	.27**	Certificate of Formation of Clairmont Beaumont GP, LLC
3	.28**	Second Amended and Restated Limited Liability Company Operating Agreement of Clairmont Beaumont GP, LLC
3	.29**	Certificate of Formation of Clairmont Longview GP, LLC
3	.30**	Second Amended and Restated Limited Liability Company Operating Agreement of Clairmont Longview GP, LLC
3	.31**	Certificate of Formation of Colonial New Braunfels GP, LLC
3	.32**	Second Amended and Restated Limited Liability Company Operating Agreement of Colonial New Braunfels GP, LLC
3	.33**	Certificate of Formation of Colonial Tyler GP, LLC
3	.34**	Second Amended and Restated Limited Liability Company Operating Agreement of Colonial Tyler GP, LLC
3	.35**	Certificate of Formation of Comanche Nursing Center GP, LLC
3	.36**	Second Amended and Restated Limited Liability Company Operating Agreement of Comanche Nursing Center GP, LLC
3	.37**	Certificate of Formation of Coronado Nursing Center GP, LLC
3	.38**	Second Amended and Restated Limited Liability Company Operating Agreement of Coronado Nursing Center GP, LLC
3	.39**	Certificate of Formation of Devonshire Care Center, LLC

Number		Description

3	.40**	Second Amended and Restated Limited Liability Company Operating Agreement of Devonshire Care Center, LLC
3	.41**	Certificate of Conversion and Certificate of Formation of Elmcrest Care Center, LLC
3	.42**	Limited Liability Company Operating Agreement of Elmcrest Care Center, LLC
3	.43**	Certificate of Formation of Eureka Healthcare and Rehabilitation Center, LLC
3	.44**	Limited Liability Company Operating Agreement of Eureka Healthcare and Rehabilitation Center, LLC
3	.45**	Certificate of Formation of Flatonia Oak Manor GP, LLC
3	.46**	Second Amended and Restated Limited Liability Company Operating Agreement of Flatonia Oak Manor GP, LLC
3	.47**	Certificate of Formation of Fountain Care Center, LLC
3	.48**	Second Amended and Restated Limited Liability Company Operating Agreement of Fountain Care Center, LLC
3	.49**	Certificate of Formation of Fountain Senior Assisted Living, LLC
3	.50**	Second Amended and Restated Limited Liability Company Operating Agreement of Fountain Senior Assisted Living, LLC
3	.51**	Certificate of Conversion and Certificate of Formation of Fountain View Subacute and Nursing Center, LLC
3	.52**	Limited Liability Company Operating Agreement of Fountain View Subacute and Nursing Center, LLC
3	.53**	Operating Agreement of Granada Healthcare and Rehabilitation Center, LLC
3	.54**	Limited Liability Company Certificate of Formation of Granada Healthcare and Rehabilitation Center, LLC
3	.55**	Certificate of Formation of Guadalupe Valley Nursing Center GP, LLC
3	.56**	Second Amended and Restated Limited Liability Company Operating Agreement of Guadalupe Valley Nursing Center GP, LLC
3	.57**	Certificate of Formation of Hallettsville Rehabilitation GP, LLC
3	.58**	Second Amended and Restated Limited Liability Company Operating Agreement of Hallettsville Rehabilitation GP, LLC
3	.59**	Certificate of Formation of Hallmark Rehabilitation GP, LLC
3	.60**	Amended and Restated Limited Liability Company Operating Agreement of Hallmark Rehabilitation GP, LLC
3	.61**	Certificate of Conversion and Certificate of Formation of Hancock Park Rehabilitation Center, LLC
3	.62**	Limited Liability Company Operating Agreement of Hancock Park Rehabilitation Center, LLC
3	.63**	Certificate of Conversion and Certificate of Formation of Hancock Park Senior Assisted Living, LLC
3	.64**	Limited Liability Company Operating Agreement of Hancock Park Senior Assisted Living, LLC
3	.65**	Certificate of Formation of Hemet Senior Assisted Living, LLC
3	.66**	Limited Liability Company Operating Agreement of Hemet Senior Assisted Living, LLC
3	.67**	Certificate of Formation of Highland Healthcare and Rehabilitation Center, LLC
3	.68**	Limited Liability Company Operating Agreement of Highland Healthcare and Rehabilitation Center, LLC
3	.69**	Certificate of Formation of Hospice Care Investments, LLC
3	.70**	Limited Liability Company Operating Agreement of Hospice Care Investments, LLC

Number		Description

3	.71**	Certificate of Formation of Hospice Care of the West, LLC
3	.72**	Limited Liability Company Operating Agreement of Hospice Care of the West, LLC
3	.73**	Certificate of Formation of Hospitality Nursing GP, LLC
3	.74**	Second Amended and Restated Limited Liability Company Operating Agreement of Hospitality Nursing GP, LLC
3	.75**	Amended and Restated Certificate of Formation of Leasehold Resource Group, LLC
3	.76**	Second Amended and Restated Limited Liability Company Operating Agreement of Leasehold Resource Group, LLC
3	.77**	Certificate of Formation of Live Oak Nursing Center GP, LLC
3	.78**	Second Amended and Restated Limited Liability Company Operating Agreement of Live Oak Nursing Center GP, LLC
3	.79**	Certificate of Formation of Louisburg Healthcare and Rehabilitation Center, LLC
3	.80**	Limited Liability Company Operating Agreement of Louisburg Healthcare and Rehabilitation Center, LLC
3	.81**	Certificate of Formation of Montebello Care Center, LLC
3	.82**	Limited Liability Company Operating Agreement of Montebello Care Center, LLC
3	.83**	Certificate of Formation of Monument Rehabilitation GP, LLC
3	.84**	Second Amended and Restated Limited Liability Company Operating Agreement of Monument Rehabilitation GP, LLC
3	.85**	Certificate of Formation of Oak Crest Nursing Center GP, LLC
3	.86**	Second Amended and Restated Limited Liability Company Operating Agreement of Oak Crest Nursing Center GP, LLC
3	.87**	Certificate of Formation of Oakland Manor GP, LLC
3	.88**	Second Amended and Restated Limited Liability Company Operating Agreement of Oakland Manor GP, LLC
3	.89**	Certificate of Formation of Pacific Healthcare and Rehabilitation Center, LLC
3	.90**	Limited Liability Company Operating Agreement of Pacific Healthcare and Rehabilitation Center, LLC
3	.91**	Certificate of Formation of Richmond Healthcare and Rehabilitation Center, LLC
3	.92**	Limited Liability Company Operating Agreement of Richmond Healthcare and Rehabilitation Center, LLC
3	.93**	Certificate of Conversion and Certificate of Formation of Rio Hondo Subacute and Nursing Center, LLC
3	.94**	Limited Liability Company Operating Agreement of Rio Hondo Subacute and Nursing Center, LLC
3	.95**	Certificate of Formation of Rossville Healthcare and Rehabilitation Center, LLC
3	.96**	Limited Liability Company Operating Agreement of Rossville Healthcare and Rehabilitation Center, LLC
3	.97**	Certificate of Formation of Royalwood Care Center, LLC
3	.98**	Limited Liability Company Operating Agreement of Royalwood Care Center, LLC
3	.99**	Certificate of Formation of Seaview Healthcare and Rehabilitation Center, LLC
3	.100**	Limited Liability Company Operating Agreement of Seaview Healthcare and Rehabilitation Center, LLC
3	.101**	Certificate of Formation of Sharon Care Center, LLC

Number		Description

3	.102**	Limited Liability Company Operating Agreement of Sharon Care Center, LLC
3	.103**	Certificate of Formation of Shawnee Gardens Healthcare and Rehabilitation Center, LLC
3	.104**	Limited Liability Company Operating Agreement of Shawnee Gardens Healthcare and Rehabilitation Center, LLC
3	.105**	Certificate of Formation of Skilled Healthcare, LLC
3	.106**	Limited Liability Company Operating Agreement of Skilled Healthcare, LLC
3	.107**	Certificate of Formation of Southwest Payroll Services, LLC
3	.108**	Limited Liability Company Operating Agreement of Southwest Payroll Services, LLC
3	.109**	Certificate of Formation of Southwood Care Center GP, LLC
3	.110**	Second Amended and Restated Limited Liability Company Operating Agreement of Southwood Care Center GP, LLC
3	.111**	Certificate of Formation of Spring Senior Assisted Living, LLC
3	.112**	Second Amended and Restated Limited Liability Company Operating Agreement of Spring Senior Assisted Living, LLC
3	.113**	Certificate of Formation of St. Elizabeth Healthcare and Rehabilitation Center, LLC
3	.114**	Limited Liability Company Operating Agreement of St. Elizabeth Healthcare and Rehabilitation Center, LLC
3	.115**	Certificate of Formation of St. Luke Healthcare and Rehabilitation Center, LLC
3	.116**	Limited Liability Company Operating Agreement of St. Luke Healthcare and Rehabilitation Center, LLC
3	.117**	Certificate of Conversion and Certificate of Formation of Sycamore Park Care Center, LLC
3	.118**	Limited Liability Company Operating Agreement of Sycamore Park Care Center, LLC
3	.119**	Certificate of Formation of Texas Cityview Care Center GP, LLC
3	.120**	Second Amended and Restated Limited Liability Company Operating Agreement of Texas Cityview Care Center GP, LLC
3	.121**	Certificate of Formation of Texas Heritage Oaks Nursing and Rehabilitation Center GP, LLC
3	.122**	Second Amended and Restated Limited Liability Company Operating Agreement of Texas Heritage Oaks Nursing and Rehabilitation Center GP, LLC
3	.123**	Certificate of Formation of The Clairmont Tyler GP, LLC
3	.124**	Second Amended and Restated Limited Liability Company Operating Agreement of The Clairmont Tyler GP, LLC
3	.125**	Certificate of Formation of The Earlwood, LLC
3	.126**	Second Amended and Restated Limited Liability Company Operating Agreement of The Earlwood, LLC
3	.127**	Certificate of Formation of The Heights of Summerlin, LLC, as amended
3	.128**	Limited Liability Company Operating Agreement of The Heights of Summerlin, LLC
3	.129**	Certificate of Formation of The Woodlands Healthcare Center GP, LLC
3	.130**	Second Amended and Restated Limited Liability Company Operating Agreement of The Woodlands Healthcare Center GP, LLC
3	.131**	Certificate of Formation of Town and Country Manor GP, LLC
3	.132**	Second Amended and Restated Limited Liability Company Operating Agreement of Town and Country Manor GP, LLC
3	.133**	Certificate of Formation of Travelmark Staffing, LLC

Number		Description

3	.134**	First Amended Limited Liability Company Operating Agreement of Travelmark Staffing, LLC
3	.135**	Certificate of Formation of Valley Healthcare Center, LLC
3	.136**	Second Amended and Restated Limited Liability Company Operating Agreement of Valley Healthcare Center, LLC
3	.137**	Certificate of Formation of Villa Maria Healthcare Center, LLC
3	.138**	Second Amended and Restated Limited Liability Company Operating Agreement of Villa Maria Healthcare Center, LLC
3	.139**	Certificate of Formation of Vintage Park at Atchison, LLC
3	.140**	Limited Liability Company Operating Agreement of Vintage Park at Atchison, LLC
3	.141**	Certificate of Formation of Vintage Park at Baldwin City, LLC
3	.142**	Limited Liability Company Operating Agreement of Vintage Park at Baldwin City, LLC
3	.143**	Certificate of Formation of Vintage Park at Gardner, LLC
3	.144**	Limited Liability Company Operating Agreement of Vintage Park at Gardner, LLC
3	.145**	Certificate of Formation of Vintage Park at Lenexa, LLC
3	.146**	Limited Liability Company Operating Agreement of Vintage Park at Lenexa, LLC
3	.147**	Certificate of Formation of Vintage Park at Louisburg, LLC
3	.148**	Limited Liability Company Operating Agreement of Vintage Park at Louisburg, LLC
3	.149**	Certificate of Formation of Vintage Park at Osawatomie, LLC
3	.150**	Limited Liability Company Operating Agreement of Vintage Park at Osawatomie, LLC
3	.151**	Certificate of Formation of Vintage Park at Ottawa, LLC
3	.152**	Limited Liability Company Operating Agreement of Vintage Park at Ottawa, LLC
3	.153**	Certificate of Formation of Vintage Park at Paola, LLC
3	.154**	Limited Liability Company Operating Agreement of Vintage Park at Paola, LLC
3	.155**	Certificate of Formation of Vintage Park at Stanley, LLC
3	.156**	Limited Liability Company Operating Agreement of Vintage Park at Stanley, LLC
3	.157**	Certificate of Formation of Wathena Healthcare and Rehabilitation Center, LLC
3	.158**	Limited Liability Company Operating Agreement of Wathena Healthcare and Rehabilitation Center, LLC
3	.159**	Certificate of Formation of West Side Campus of Care GP, LLC
3	.160**	Second Amended and Restated Limited Liability Company Operating Agreement of West Side Campus of Care GP, LLC
3	.161**	Certificate of Formation of Willow Creek Healthcare Center, LLC
3	.162**	Second Amended and Restated Limited Liability Company Operating Agreement of Willow Creek Healthcare Center, LLC
3	.163**	Certificate of Formation of Woodland Care Center, LLC
3	.164**	Limited Liability Company Operating Agreement of Woodland Care Center, LLC
3	.165**	Certificate of Limited Partnership of Briarcliff Nursing and Rehabilitation Center, LP
3	.166**	Second Amended and Restated Limited Partnership Agreement of Briarcliff Nursing and Rehabilitation Center, LP
3	.167**	Certificate of Limited Partnership of Clairmont Beaumont, LP
3	.168**	Second Amended and Restated Limited Partnership Agreement of Clairmont Beaumont, LP
3	.169**	Certificate of Limited Partnership of Clairmont Longview, LP

Number		Description

3	.170**	Second Amended and Restated Limited Partnership Agreement of Clairmont Longview, LP
3	.171**	Certificate of Limited Partnership of Colonial New Braunfels Care Center, LP
3	.172**	Second Amended and Restated Limited Partnership Agreement of Colonial New Braunfels Care Center, LP
3	.173**	Certificate of Limited Partnership of Colonial Tyler Care Center, LP
3	.174**	Second Amended and Restated Limited Partnership Agreement of Colonial Tyler Care Center, LP
3	.175**	Certificate of Limited Partnership of Comanche Nursing Center, LP
3	.176**	Second Amended and Restated Limited Partnership Agreement of Comanche Nursing Center, LP
3	.177**	Certificate of Limited Partnership of Coronado Nursing Center, LP
3	.178**	Second Amended and Restated Limited Partnership Agreement of Coronado Nursing Center, LP
3	.179**	Certificate of Limited Partnership of Flatonia Oak Manor, LP
3	.180**	Second Amended and Restated Limited Partnership Agreement of Flatonia Oak Manor, LP
3	.181**	Certificate of Limited Partnership of Guadalupe Valley Nursing Center, LP
3	.182**	Second Amended and Restated Limited Partnership Agreement of Guadalupe Valley Nursing Center, LP
3	.183**	Certificate of Limited Partnership of Hallettsville Rehabilitation and Nursing Center, LP
3	.184**	Second Amended and Restated Limited Partnership Agreement of Hallettsville Rehabilitation and Nursing Center, LP
3	.185**	Certificate of Limited Partnership of Hallmark Rehabilitation, LP
3	.186**	Amended and Restated Limited Partnership Agreement of Hallmark Rehabilitation, LP
3	.187**	Certificate of Limited Partnership of Hospice of the West, LP
3	.188**	Limited Partnership Agreement of Hospice of the West, LP
3	.189**	Certificate of Limited Partnership of Hospitality Nursing and Rehabilitation Center, LP
3	.190**	Second Amended and Restated Limited Partnership Agreement of Hospitality Nursing and Rehabilitation Center, LP
3	.191**	Certificate of Limited Partnership of Live Oak Nursing Center, LP
3	.192**	Second Amended and Restated Limited Partnership Agreement of Live Oak Nursing Center, LP
3	.193**	Certificate of Limited Partnership of Monument Rehabilitation and Nursing Center, LP
3	.194**	Second Amended and Restated Limited Partnership Agreement of Monument Rehabilitation and Nursing Center, LP
3	.195**	Certificate of Limited Partnership of Oak Crest Nursing Center, LP
3	.196**	Second Amended and Restated Limited Partnership Agreement of Oak Crest Nursing Center, LP
3	.197**	Certificate of Limited Partnership of Oakland Manor Nursing Center, LP
3	.198**	Second Amended and Restated Limited Partnership Agreement of Oakland Manor Nursing Center, LP
3	.199**	Certificate of Limited Partnership of SHG Resources, LP
3	.200**	Second Amended and Restated Limited Partnership Agreement of SHG Resources, LP
3	.201**	Certificate of Limited Partnership of Southwood Care Center, LP
3	.202**	Second Amended and Restated Limited Partnership Agreement of Southwood Care Center, LP
3	.203**	Certificate of Limited Partnership of Texas Cityview Care Center, LP
3	.204**	Second Amended and Restated Limited Partnership Agreement of Texas Cityview Care Center, LP
3	.205**	Certificate of Limited Partnership of Texas Heritage Oaks Nursing and Rehabilitation Center, LP

Number		Description

3	.206**	Second Amended and Restated Limited Partnership Agreement of Texas Heritage Oaks Nursing and Rehabilitation Center, LP
3	.207**	Certificate of Limited Partnership of The Clairmont Tyler, LP
3	.208**	Second Amended and Restated Limited Partnership Agreement of The Clairmont Tyler, LP
3	.209**	Certificate of Limited Partnership of The Woodlands Healthcare Center, LP
3	.210**	Second Amended and Restated Limited Partnership Agreement of The Woodlands Healthcare Center, LP
3	.211**	Certificate of Limited Partnership of Town and Country Manor, LP
3	.212**	Second Amended and Restated Limited Partnership Agreement of Town and Country Manor, LP
3	.213**	Certificate of Limited Partnership of Travelmark Staffing, LP
3	.214**	Limited Partnership Agreement of Travelmark Staffing, LP
3	.215**	Certificate of Limited Partnership of West Side Campus of Care, LP
3	.216**	Second Amended and Restated Limited Partnership Agreement of West Side Campus of Care, LP
3	.217**	Certificate of Formation of Carmel Hills Healthcare and Rehabilitation Center, LLC
3	.218**	Limited Liability Company Operating Agreement of Carmel Hills Healthcare and Rehabilitation Center, LLC
3	.219**	Certificate of Formation of East Walnut Property, LLC
3	.220**	Limited Liability Company Operating Agreement of East Walnut Property, LLC
3	.221**	Certificate of Formation of Glen Hendren Property, LLC
3	.222**	Limited Liability Company Operating Agreement of Glen Hendren Property, LLC
3	.223**	Certificate of Formation of Holmesdale Healthcare and Rehabilitation Center, LLC
3	.224**	Limited Liability Company Operating Agreement of Holmesdale Healthcare and Rehabilitation Center, LLC.
3	.225**	Certificate of Formation of Holmesdale Property, LLC.
3	.226**	Limited Liability Company Operating Agreement of Holmesdale Property, LLC.
3	.227**	Certificate of Formation of Liberty Terrace Healthcare and Rehabilitation Center, LLC.
3	.228**	Limited Liability Company Operating Agreement of Liberty Terrace Healthcare and Rehabilitation Center, LLC.
3	.229**	Certificate of Formation of Preferred Design, LLC.
3	.230**	Limited Liability Company Operating Agreement of Preferred Design, LLC.
3	.231**	Certificate of Formation of St. Joseph Transitional Rehabilitation Center, LLC, as amended.
3	.232**	Limited Liability Company Operating Agreement of St. Joseph Transitional Rehabilitation Center, LLC.
4	.1**	Indenture dated as of December 27, 2005, by and among SHG Acquisition Corp., Wells Fargo Bank, N.A., and certain subsidiaries of Skilled Healthcare Group, Inc.
4	.2**	Form of 11% Senior Subordinated Notes due 2014 (included in exhibit 4.1).
4	.3**	Registration Rights Agreement, dated as of December 27, 2005, by and among SHG Acquisition Corp., all the subsidiaries of Skilled Healthcare Group, Inc., listed therein, Credit Suisse First Boston LLC and J.P. Morgan Securities, Inc.
5	.1**	Opinion of Latham & Watkins LLP.
10	.1**	Skilled Healthcare Group Inc., Restricted Stock Plan.
10	.2**	Form of Restricted Stock Agreement.
10	.3**	Skilled Healthcare Group, Inc. 2007 Incentive Award Plan.

Number		Description

10	.4**	Second Amended and Restated First Lien Credit Agreement, dated December 27, 2005, by and among the Company, SHG Holding, the financial institutions party thereto, and Credit Suisse, Cayman Islands, as administrative agent and collateral agent.
10	.5**	Employment agreement, dated December 27, 2005, by and between the Company and Boyd Hendrickson.
10	.6**	Employment agreement, dated December 27, 2005, by and between the Company and Jose Lynch.
10	.7**	Employment agreement, dated December 27, 2005, by and between the Company and John E. King.
10	.8**	Employment agreement, dated December 27, 2005, by and between the Company and Roland G. Rapp.
10	.9**	Employment agreement dated December 27, 2005, by and between the Company and Mark Wortley.
10	.10**	Form of Indemnification Agreement with SHG Holding Solutions, Inc.’s directors and executive officers.
10	.11**	Lease, dated as of August 26, 2002, by and between CT Foothill 10/241, LLC, and Fountain View, Inc. and amendments thereto.
10	.12**	First Amendment to Second Amended and Restated First Lien Credit Agreement, dated as of January 31, 2007, by and among Skilled Healthcare Group, Inc., SHG Holding Solutions, Inc., the financial institutions parties thereto, and Credit Suisse, Cayman Islands, as administrative agent and collateral agent.
12.1		Statement Regarding Computation of Ratio of Earnings to Fixed Charges.
21	.1**	Subsidiaries of Skilled Healthcare Group, Inc.
23	.1**	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
23.2		Consent of Independent Registered Public Accounting Firm, Skilled Healthcare Group, Inc.
23.3		Consent of Independent Registered Public Accounting Firm, Sunset Healthcare.
24	.1**	Powers of Attorney.
24	.2**	Power of Attorney for Glenn S. Schafer.
25	.1**	Statement of Eligibility of Trustee with respect to the Indenture with respect to the 11% Senior Subordinated Notes due 2014.

 **  Previously filed.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(Deducted from the assets to which they apply)
(Dollars in Thousands)

SCHEDULE II — VALUATION ACCOUNTS

SKILLED HEALTHCARE GROUP, INC.
December 31, 2005

	Balance at	Charged to		Balance at
	Beginning	Costs and		End of
	of Period	Expenses	Deductions(1)	Period
	(Dollars in thousands)

Accounts receivable
Three Months Ended March 31, 2007 (unaudited)	$7,889	$1,026	$(384)	$8,531
Year Ended December 31, 2006	$5,678	$5,791	$(3,580)	$7,889
Year Ended December 31, 2005	$4,750	$4,468	$(3,540)	$5,678
Year Ended December 31, 2004	$10,033	$2,259	$(7,542)	$4,750
Notes receivable
Three Months Ended March 31, 2007 (unaudited)	$—	$—	$—	$—
Year Ended December 31, 2006	$631	$(352)	$(279)	$—
Year Ended December 31, 2005	$1,288	$(500)	$(157)	$631
Year Ended December 31, 2004	$1,847	$—	$(559)	$1,288

(1)	Uncollectible accounts written off, net of recoveries

Item 22.	Undertakings.

The undersigned registrants hereby undertake:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant listed below has duly caused this amendment no. 5 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Orange, State of California, on the 4th day of May, 2007.

Skilled Healthcare Group, Inc.

By:	/s/ Boyd Hendrickson
Name: Boyd Hendrickson

Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 5 to Registration Statement has been signed below by the following persons in the capacities of the above-referenced registrant and on the dates indicated.

SIGNATURE		TITLE	Date

/s/ Boyd Hendrickson Boyd Hendrickson		Chief Executive Officer (Principal Executive Officer) and Chairman of the Board	May 4, 2007

* Jose Lynch		President and Chief Operating Officer and Director	May 4, 2007

/s/ John E. King John E. King		Chief Financial Officer (Principal Financial Officer)	May 4, 2007

* Peter A. Reynolds		Senior Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)	May 4, 2007

* Robert M. Le Blanc		Director	May 4, 2007

* Michael E. Boxer		Director	May 4, 2007

* John M. Miller, V		Director	May 4, 2007

* Glenn S. Schafer		Director	May 4, 2007

* William Scott		Director	May 4, 2007

*By	/s/ John E. King Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant listed below has duly caused this amendment no. 5 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the county of Orange, State of California, on the 4th day of May, 2007.

Hallmark Investment Group, Inc.

By:	/s/ BOYD HENDRICKSON
Name: BOYD HENDRICKSON

Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 5 to Registration Statement has been signed below by the following persons in the capacities of the above-referenced registrant and on the dates indicated.

SIGNATURE	TITLE	Date

/s/ Boyd Hendrickson Boyd Hendrickson	Chief Executive Officer (Principal Executive Officer) and Director	May 4, 2007

/s/ Mark Wortley Mark Wortley	President and Director	May 4, 2007

/s/ John E. King John E. King	Chief Financial Officer (Principal Financial and Accounting Officer), Treasurer and Director	May 4, 2007

/s/ Roland Rapp Roland Rapp	Director	May 4, 2007

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant listed below has duly caused this amendment no. 5 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Orange, State of California, on the 4th day of May, 2007.

Summit Care Corporation

By:	/s/ BOYD HENDRICKSON
Name: BOYD HENDRICKSON

Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 5 to Registration Statement has been signed below by the following persons in the capacities of the above-referenced registrant and on the dates indicated.

SIGNATURE	Title	Date

/s/ Boyd Hendrickson Boyd Hendrickson	Chief Executive Officer (Principal Executive Officer) and Director	May 4, 2007

/s/ Jose Lynch Jose Lynch	President and Director	May 4, 2007

/s/ John E. King John E. King	Chief Financial Officer (Principal Financial and Accounting Officer), Treasurer and Director	May 4, 2007

/s/ Roland Rapp Roland Rapp	Director	May 4, 2007

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant listed below has duly caused this amendment no. 5 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Orange, State of California, on the 4th day of May, 2007.

Summit Care Pharmacy, Inc.

By:	/s/ Boyd Hendrickson
Name: BOYD HENDRICKSON

Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 5 to Registration Statement has been signed below by the following persons in the capacities of the above-referenced registrant and on the dates indicated.

Signature	Title	Date

/s/ Boyd Hendrickson Boyd Hendrickson	Chief Executive Officer (Principal Executive Officer) and Director	May 4, 2007

/s/ John E. King John E. King	Chief Financial Officer (Principal Financial and Accounting Officer), Treasurer and Director	May 4, 2007

/s/ Jose Lynch Jose Lynch	Director	May 4, 2007

/s/ Roland Rapp Roland Rapp	Director	May 4, 2007

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, each Registrant listed below has duly caused this amendment no. 5 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Orange, State of California, on the 4th day of May, 2007.

Alexandria Care Center, LLC
Alta Care Center, LLC
Anaheim Terrace Care Center, LLC
Baldwin Healthcare and Rehabilitation Center, LLC
Bay Crest Care Center, LLC
Briarcliff Nursing and Rehabilitation Center GP, LLC
Brier Oak on Sunset, LLC
Carehouse Healthcare Center, LLC
Carmel Hills Healthcare and Rehabilitation Center, LLC
Carson Senior Assisted Living, LLC
Clairmont Beaumont GP, LLC
Clairmont Longview GP, LLC
Colonial New Braunfels GP, LLC
Colonial Tyler GP, LLC
Comanche Nursing Center GP, LLC
Coronado Nursing Center GP, LLC
Devonshire Care Center, LLC
East Walnut Property, LLC
Elmcrest Care Center, LLC
Eureka Healthcare and Rehabilitation Center, LLC
Flatonia Oak Manor GP, LLC
Fountain Care Center, LLC
Fountain Senior Assisted Living, LLC
Fountain View Subacute and Nursing Center, LLC
Glen Hendren Property, LLC
Granada Healthcare and Rehabilitation Center, LLC
Guadalupe Valley Nursing Center GP, LLC
Hallettsville Rehabilitation GP, LLC
Hancock Park Rehabilitation Center, LLC
Hancock Park Senior Assisted Living, LLC
Hemet Senior Assisted Living, LLC
Highland Healthcare and Rehabilitation Center, LLC
Holmesdale Healthcare and Rehabilitation Center, LLC
Holmesdale Property, LLC
Hospitality Nursing GP, LLC
Leasehold Resource Group, LLC
Liberty Terrace Healthcare and Rehabilitation Center, LLC
Live Oak Nursing Center GP, LLC
Louisburg Healthcare and Rehabilitation Center, LLC
Montebello Care Center, LLC
Monument Rehabilitation GP, LLC
Oak Crest Nursing Center GP, LLC
Oakland Manor GP, LLC
Pacific Healthcare and Rehabilitation Center, LLC
Richmond Healthcare and Rehabilitation Center, LLC
Rio Hondo Subacute and Nursing Center, LLC
Rossville Healthcare and Rehabilitation Center, LLC
Royalwood Care Center, LLC
Seaview Healthcare and Rehabilitation Center, LLC
Sharon Care Center, LLC
Shawnee Gardens Healthcare and Rehabilitation Center, LLC
Southwest Payroll Services, LLC

Southwood Care Center GP, LLC
Spring Senior Assisted Living, LLC
St. Elizabeth Healthcare and Rehabilitation Center, LLC
St. Joseph Transitional Rehabilitation Center, LLC
St. Luke Healthcare and Rehabilitation Center, LLC
Sycamore Park Care Center, LLC
Texas Cityview Care Center GP, LLC
Texas Heritage Oaks Nursing and Rehabilitation Center GP, LLC
The Clairmont Tyler GP, LLC
The Earlwood, LLC
The Heights of Summerlin, LLC
The Woodlands Healthcare Center GP, LLC
Town and Country Manor GP, LLC
Valley Healthcare Center, LLC
Villa Maria Healthcare Center, LLC
Vintage Park at Atchison, LLC
Vintage Park at Baldwin City, LLC
Vintage Park at Gardner, LLC
Vintage Park at Lenexa, LLC
Vintage Park at Louisburg, LLC
Vintage Park at Osawatomie, LLC
Vintage Park at Ottawa, LLC
Vintage Park at Paola, LLC
Vintage Park at Stanley, LLC
Wathena Healthcare and Rehabilitation Center, LLC
West Side Campus of Care GP, LLC
Willow Creek Healthcare Center, LLC
Woodland Care Center, LLC

By:	/s/ JOSE LYNCH
Name: JOSE LYNCH

Title:	President and Chief Executive Officer
of each of the foregoing entities

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 5 to Registration Statement has been signed below by the following persons in the capacities of each of the above-referenced registrants and on the dates indicated.

Signature	Title	Date

/s/ Jose Lynch Jose Lynch	President and Chief Executive Officer (Principal Executive Officer) and Manager	May 4, 2007

/s/ John E. King John E. King	Chief Financial Officer (Principal Financial and Accounting Officer), Treasurer and Manager	May 4, 2007

/s/ Roland Rapp Roland Rapp	Manager	May 4, 2007

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, each Registrant listed below has duly caused this amendment no. 5 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Orange, State of California, on the 4th day of May, 2007.

Hospice Care Investments, LLC
Hospice Care of the West, LLC
Preferred Design, LLC
Travelmark Staffing, LLC
Hallmark Rehabilitation GP, LLC

By:	/s/ MARK WORTLEY
Name: MARK WORTLEY

Title:	President and Chief Executive Officer of each of the foregoing entities

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 5 to Registration Statement has been signed below by the following persons in the capacities of each of the above-referenced registrants and on the dates indicated.

Signature	Title	Date

/s/ Mark Wortley Mark Wortley	President and Chief Executive Officer (Principal Executive Officer) and Manager	May 4, 2007

/s/ John E. King John E. King	Chief Financial Officer (Principal Financial and Accounting Officer), Treasurer and Manager	May 4, 2007

/s/ Roland Rapp Roland Rapp	Manager	May 4, 2007

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant listed below has duly caused this amendment no. 5 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Orange, State of California, on the 4th day of May, 2007.

Skilled Healthcare, LLC

By:	/s/ Boyd Hendrickson
Name: BOYD HENDRICKSON

Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 5 to Registration Statement has been signed below by the following persons in the capacities of the above-referenced registrant and on the dates indicated.

Signature	Title	Date

/s/ Boyd Hendrickson Boyd Hendrickson	Chief Executive Officer (Principal Executive Officer)	May 4, 2007

/s/ John E. King John E. King	Chief Financial Officer (Principal Financial and Accounting Officer), Treasurer and Manager	May 4, 2007

/s/ Roland Rapp Roland Rapp	Manager	May 4, 2007

/s/ Jose Lynch Jose Lynch	Manager	May 4, 2007

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, each Registrant listed below has duly caused this amendment no. 5 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Orange, State of California, on the 4th day of May, 2007.

Briarcliff Nursing and Rehabilitation Center, LP
Clairmont Beaumont, LP
Clairmont Longview, LP
Colonial New Braunfels Care Center, LP
Colonial Tyler Care Center, LP
Comanche Nursing Center, LP
Coronado Nursing Center, LP
Flatonia Oak Manor, LP
Guadalupe Valley Nursing Center, LP
Hallettsville Rehabilitation and Nursing Center, LP
Hospitality Nursing and Rehabilitation Center, LP
Live Oak Nursing Center, LP
Monument Rehabilitation and Nursing Center, LP
Oak Crest Nursing Center, LP
Oakland Manor Nursing Center, LP
SHG Resources, LP
Southwood Care Center, LP
Texas Cityview Care Center, LP
Texas Heritage Oaks Nursing and Rehabilitation Center, LP
The Clairmont Tyler, LP
The Woodlands Healthcare Center, LP
Town and Country Manor, LP
West Side Campus of Care, LP

By:	/s/ JOSE LYNCH
Name: JOSE LYNCH

Title:	President and Chief Executive Officer of the respective General Partners of each of the foregoing entities

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 5 to Registration Statement has been signed below by the following persons in the capacities of each of the above-referenced registrants and on the dates indicated.

Signature	Title	Date

/s/ Jose Lynch Jose Lynch	President and Chief Executive Officer (Principal Executive Officer) and Manager of the respective General Partners of each of the foregoing entities	May 4, 2007

Signature	Title	Date

/s/ John E. King John E. King	Chief Financial Officer (Principal Financial and Accounting Officer), Treasurer and Manager of the respective General Partners of each of the foregoing entities	May 4, 2007

/s/ Roland Rapp Roland Rapp	Manager of the respective General Partners of each of the foregoing entities	May 4, 2007

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant listed below has duly caused this amendment no. 5 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Orange, State of California, on the 4th day of May, 2007.

Hallmark Rehabilitation, LP

By:	/s/ MARK WORTLEY
Name: MARK WORTLEY

Title:	Chief Executive Officer of the General Partner of the foregoing entity

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 5 to Registration Statement has been signed below by the following persons in the capacities of the above-referenced registrants and on the dates indicated.

Signature	Title	Date

/s/ Mark Wortley Mark Wortley	President and Chief Executive Officer (Principal Executive Officer) and Manager of the General Partner of the foregoing entity	May 4, 2007

/s/ John E. King John E. King	Chief Financial Officer (Principal Accounting Officer), Treasurer and Manager of the General Partner of the foregoing entity	May 4, 2007

/s/ Roland Rapp Roland Rapp	Manager of the General Partner of the foregoing entity	May 4, 2007

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, each Registrant listed below has duly caused this amendment no. 5 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Orange, State of California, on the 4th day of May, 2007.

Hospice of the West, LP
Travelmark Staffing, LP

By:	/s/ MARK WORTLEY
Name: MARK WORTLEY

Title:	President and Chief Executive Officer of the General Partners of each of the foregoing entities

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 5 to Registration Statement has been signed below by the following persons in the capacities of each of the above-referenced registrants and on the dates indicated.

Signature	Title	Date

/s/ Mark Wortley Mark Wortley	Chief Executive Officer (Principal Executive Officer) and Manager of the General Partners of each of the foregoing entities	May 4, 2007

/s/ John E. King John E. King	Chief Financial Officer, (Principal Accounting Officer), Treasurer and Manager of the General Partners of each of the foregoing entities	May 4, 2007

/s/ Roland Rapp Roland Rapp	Manager of the General Partners of each of the foregoing entities	May 4, 2007

EXHIBIT INDEX

Number		Description

2	.1**	Agreement of and Plan of Merger, dated as of October 22, 2005, among SHG Acquisition Corp., SHG Holding Solutions, Inc. and Skilled Healthcare Group, Inc.
2	.2**	Amendment No. 1 to Agreement and Plan of Merger, dated October 22, 2005 by and between SHG Holding Solutions, Inc. and Skilled Healthcare Group, Inc.
2	.3**	Asset Purchase Agreement, dated as of January 31, 2006, by and among Skilled Healthcare Group, Inc., each of the entities listed on Schedule 2.1 thereto, M. Terence Reardon and M. Sue Reardon, individually and as Trustees of the M. Terence Reardon Trust U.T.A. dated June 26, 2003, and M. Sue Reardon and M. Terence Reardon, as Trustees of the M. Sue Reardon Trust U.T.A. dated June 26, 2003.
2	.4**	Agreement and Plan of Merger, dated as of February 7, 2007, by and between SHG Holding Solutions, Inc., and Skilled Healthcare Group, Inc.
2	.5**	Asset Purchase Agreement, dated February 8, 2007, by and among Skilled Healthcare Group, Inc., Raymore Care Center LLC, Blue River Care Center LLC, MLD Healthcare LLC, Blue River Real Estate LLC, MLD Real Estate LLC, Melvin Dunsworth and Raymore Health Care, Inc.
3	.1**	Restated Certificate of Incorporation of Skilled Healthcare Group, Inc. (formerly known as SHG Holding Solutions, Inc.)
3	.1.1**	Certificate of Ownership and Merger of Skilled Healthcare Group, Inc., dated February 7, 2007
3	.1.2**	Certificate of Amendment to Restated Certificate of Incorporation of Skilled Healthcare Group, Inc., dated April 26, 2007
3	.2**	Bylaws of Skilled Healthcare Group, Inc. (formerly known as SHG Holdings Solutions, Inc.)
3	.2.1**	Amended and Restated Certificate of Incorporation of Skilled Healthcare Group, Inc., (to be effective immediately after the close of the initial public offering).
3	.2.2**	Amended and Restated Bylaws of Skilled Healthcare Group, Inc., dated April 19, 2007 (to be effective immediately after the close of the initial public offering).
3	.3**	Certificate of Incorporation of Hallmark Investment Group, Inc., as amended
3	.4**	Bylaws of Hallmark Investment Group, Inc.
3	.5**	Certificate of Incorporation of Summit Care Corporation
3	.6**	Bylaws of Summit Care Corporation
3	.7**	Certificate of Incorporation of Summit Care Pharmacy, Inc.
3	.8**	Bylaws of Summit Care Pharmacy, Inc.
3	.9**	Certificate of Conversion and Certificate of Formation of Alexandria Care Center, LLC
3	.10**	Limited Liability Company Operating Agreement of Alexandria Care Center, LLC
3	.11**	Certificate of Formation of Alta Care Center, LLC
3	.12**	Limited Liability Company Operating Agreement of Alta Care Center, LLC
3	.13**	Certificate of Formation of Anaheim Terrace Care Center, LLC
3	.14**	Limited Liability Company Operating Agreement of Anaheim Terrace Care Center, LLC
3	.15**	Certificate of Formation of Baldwin Healthcare and Rehabilitation Center, LLC
3	.16**	Limited Liability Company Operating Agreement of Baldwin Healthcare and Rehabilitation Center, LLC
3	.17**	Certificate of Formation of Bay Crest Care Center, LLC
3	.18**	Limited Liability Company Operating Agreement of Bay Crest Care Center, LLC
3	.19**	Certificate of Formation of Briarcliff Nursing and Rehabilitation Center GP, LLC
3	.20**	Second Amended and Restated Limited Liability Company Operating Agreement of Briarcliff Nursing and Rehabilitation Center GP, LLC
3	.21**	Certificate of Conversion and Certificate of Formation of Brier Oak on Sunset, LLC
3	.22**	Limited Liability Company Operating Agreement of Brier Oak on Sunset, LLC
3	.23**	Certificate of Formation of Carehouse Healthcare Center, LLC

Number		Description

3	.24**	Second Amended and Restated Limited Liability Company Operating Agreement of Carehouse Healthcare Center, LLC
3	.25**	Certificate of Formation of Carson Senior Assisted Living, LLC
3	.26**	Limited Liability Company Operating Agreement of Carson Senior Assisted Living, LLC
3	.27**	Certificate of Formation of Clairmont Beaumont GP, LLC
3	.28**	Second Amended and Restated Limited Liability Company Operating Agreement of Clairmont Beaumont GP, LLC
3	.29**	Certificate of Formation of Clairmont Longview GP, LLC
3	.30**	Second Amended and Restated Limited Liability Company Operating Agreement of Clairmont Longview GP, LLC
3	.31**	Certificate of Formation of Colonial New Braunfels GP, LLC
3	.32**	Second Amended and Restated Limited Liability Company Operating Agreement of Colonial New Braunfels GP, LLC
3	.33**	Certificate of Formation of Colonial Tyler GP, LLC
3	.34**	Second Amended and Restated Limited Liability Company Operating Agreement of Colonial Tyler GP, LLC
3	.35**	Certificate of Formation of Comanche Nursing Center GP, LLC
3	.36**	Second Amended and Restated Limited Liability Company Operating Agreement of Comanche Nursing Center GP, LLC
3	.37**	Certificate of Formation of Coronado Nursing Center GP, LLC
3	.38**	Second Amended and Restated Limited Liability Company Operating Agreement of Coronado Nursing Center GP, LLC
3	.39**	Certificate of Formation of Devonshire Care Center, LLC
3	.40**	Second Amended and Restated Limited Liability Company Operating Agreement of Devonshire Care Center, LLC
3	.41**	Certificate of Conversion and Certificate of Formation of Elmcrest Care Center, LLC
3	.42**	Limited Liability Company Operating Agreement of Elmcrest Care Center, LLC
3	.43**	Certificate of Formation of Eureka Healthcare and Rehabilitation Center, LLC
3	.44**	Limited Liability Company Operating Agreement of Eureka Healthcare and Rehabilitation Center, LLC
3	.45**	Certificate of Formation of Flatonia Oak Manor GP, LLC
3	.46**	Second Amended and Restated Limited Liability Company Operating Agreement of Flatonia Oak Manor GP, LLC
3	.47**	Certificate of Formation of Fountain Care Center, LLC
3	.48**	Second Amended and Restated Limited Liability Company Operating Agreement of Fountain Care Center, LLC
3	.49**	Certificate of Formation of Fountain Senior Assisted Living, LLC
3	.50**	Second Amended and Restated Limited Liability Company Operating Agreement of Fountain Senior Assisted Living, LLC
3	.51**	Certificate of Conversion and Certificate of Formation of Fountain View Subacute and Nursing Center, LLC
3	.52**	Limited Liability Company Operating Agreement of Fountain View Subacute and Nursing Center, LLC
3	.53**	Certificate of Formation of Granada Healthcare and Rehabilitation Center, LLC
3	.54**	Limited Liability Company Operating Agreement of Granada Healthcare and Rehabilitation Center, LLC
3	.55**	Certificate of Formation of Guadalupe Valley Nursing Center GP, LLC
3	.56**	Second Amended and Restated Limited Liability Company Operating Agreement of Guadalupe Valley Nursing Center GP, LLC

Number		Description

3	.57**	Certificate of Formation of Hallettsville Rehabilitation GP, LLC
3	.58**	Second Amended and Restated Limited Liability Company Operating Agreement of Hallettsville Rehabilitation GP, LLC
3	.59**	Certificate of Formation of Hallmark Rehabilitation GP, LLC
3	.60**	Amended and Restated Limited Liability Company Operating Agreement of Hallmark Rehabilitation GP, LLC
3	.61**	Certificate of Conversion and Certificate of Formation of Hancock Park Rehabilitation Center, LLC
3	.62**	Limited Liability Company Operating Agreement of Hancock Park Rehabilitation Center, LLC
3	.63**	Certificate of Conversion and Certificate of Formation of Hancock Park Senior Assisted Living, LLC
3	.64**	Limited Liability Company Operating Agreement of Hancock Park Senior Assisted Living, LLC
3	.65**	Certificate of Formation of Hemet Senior Assisted Living, LLC
3	.66**	Limited Liability Company Operating Agreement of Hemet Senior Assisted Living, LLC
3	.67**	Certificate of Formation of Highland Healthcare and Rehabilitation Center, LLC
3	.68**	Limited Liability Company Operating Agreement of Highland Healthcare and Rehabilitation Center, LLC
3	.69**	Certificate of Formation of Hospice Care Investments, LLC
3	.70**	Limited Liability Company Operating Agreement of Hospice Care Investments, LLC
3	.71**	Certificate of Formation of Hospice Care of the West, LLC
3	.72**	Limited Liability Company Operating Agreement of Hospice Care of the West, LLC
3	.73**	Certificate of Formation of Hospitality Nursing GP, LLC
3	.74**	Second Amended and Restated Limited Liability Company Operating Agreement of Hospitality Nursing GP, LLC
3	.75**	Amended and Restated Certificate of Formation of Leasehold Resource Group, LLC
3	.76**	Second Amended and Restated Limited Liability Company Operating Agreement of Leasehold Resource Group, LLC
3	.77**	Certificate of Formation of Live Oak Nursing Center GP, LLC
3	.78**	Second Amended and Restated Limited Liability Company Operating Agreement of Live Oak Nursing Center GP, LLC
3	.79**	Certificate of Formation of Louisburg Healthcare and Rehabilitation Center, LLC
3	.80**	Limited Liability Company Operating Agreement of Louisburg Healthcare and Rehabilitation Center, LLC
3	.81**	Certificate of Formation of Montebello Care Center, LLC
3	.82**	Limited Liability Company Operating Agreement of Montebello Care Center, LLC
3	.83**	Certificate of Formation of Monument Rehabilitation GP, LLC
3	.84**	Second Amended and Restated Limited Liability Company Operating Agreement of Monument Rehabilitation GP, LLC
3	.85**	Certificate of Formation of Oak Crest Nursing Center GP, LLC
3	.86**	Second Amended and Restated Limited Liability Company Operating Agreement of Oak Crest Nursing Center GP, LLC
3	.87**	Certificate of Formation of Oakland Manor GP, LLC
3	.88**	Second Amended and Restated Limited Liability Company Operating Agreement of Oakland Manor GP, LLC
3	.89**	Certificate of Formation of Pacific Healthcare and Rehabilitation Center, LLC
3	.90**	Limited Liability Company Operating Agreement of Pacific Healthcare and Rehabilitation Center, LLC
3	.91**	Certificate of Formation of Richmond Healthcare and Rehabilitation Center, LLC

Number		Description

3	.92**	Limited Liability Company Operating Agreement of Richmond Healthcare and Rehabilitation Center, LLC
3	.93**	Certificate of Conversion and Certificate of Formation of Rio Hondo Subacute and Nursing Center, LLC
3	.94**	Limited Liability Company Operating Agreement of Rio Hondo Subacute and Nursing Center, LLC
3	.95**	Certificate of Formation of Rossville Healthcare and Rehabilitation Center, LLC
3	.96**	Limited Liability Company Operating Agreement of Rossville Healthcare and Rehabilitation Center, LLC
3	.97**	Certificate of Formation of Royalwood Care Center, LLC
3	.98**	Limited Liability Company Operating Agreement of Royalwood Care Center, LLC
3	.99**	Certificate of Formation of Seaview Healthcare and Rehabilitation Center, LLC
3	.100**	Limited Liability Company Operating Agreement of Seaview Healthcare and Rehabilitation Center, LLC
3	.101**	Certificate of Formation of Sharon Care Center, LLC
3	.102**	Limited Liability Company Operating Agreement of Sharon Care Center, LLC
3	.103**	Certificate of Formation of Shawnee Gardens Healthcare and Rehabilitation Center, LLC
3	.104**	Limited Liability Company Operating Agreement of Shawnee Gardens Healthcare and Rehabilitation Center, LLC
3	.105**	Certificate of Formation of Skilled Healthcare, LLC
3	.106**	Limited Liability Company Operating Agreement of Skilled Healthcare, LLC
3	.107**	Certificate of Formation of Southwest Payroll Services, LLC
3	.108**	Limited Liability Company Operating Agreement of Southwest Payroll Services, LLC
3	.109**	Certificate of Formation of Southwood Care Center GP, LLC
3	.110**	Second Amended and Restated Limited Liability Company Operating Agreement of Southwood Care Center GP, LLC
3	.111**	Certificate of Formation of Spring Senior Assisted Living, LLC
3	.112**	Second Amended and Restated Limited Liability Company Operating Agreement of Spring Senior Assisted Living, LLC
3	.113**	Certificate of Formation of St. Elizabeth Healthcare and Rehabilitation Center, LLC
3	.114**	Limited Liability Company Operating Agreement of St. Elizabeth Healthcare and Rehabilitation Center, LLC
3	.115**	Certificate of Formation of St. Luke Healthcare and Rehabilitation Center, LLC
3	.116**	Limited Liability Company Operating Agreement of St. Luke Healthcare and Rehabilitation Center, LLC
3	.117**	Certificate of Conversion and Certificate of Formation of Sycamore Park Care Center, LLC
3	.118**	Limited Liability Company Operating Agreement of Sycamore Park Care Center, LLC
3	.119**	Certificate of Formation of Texas Cityview Care Center GP, LLC
3	.120**	Second Amended and Restated Limited Liability Company Operating Agreement of Texas Cityview Care Center GP, LLC
3	.121**	Certificate of Formation of Texas Heritage Oaks Nursing and Rehabilitation Center GP, LLC
3	.122**	Second Amended and Restated Limited Liability Company Operating Agreement of Texas Heritage Oaks Nursing and Rehabilitation Center GP, LLC
3	.123**	Certificate of Formation of The Clairmont Tyler GP, LLC
3	.124**	Second Amended and Restated Limited Liability Company Operating Agreement of The Clairmont Tyler GP, LLC
3	.125**	Certificate of Formation of The Earlwood, LLC
3	.126**	Second Amended and Restated Limited Liability Company Operating Agreement of The Earlwood, LLC

Number		Description

3	.127**	Certificate of Formation of The Heights of Summerlin, LLC, as amended
3	.128**	Limited Liability Company Operating Agreement of The Heights of Summerlin, LLC
3	.129**	Certificate of Formation of The Woodlands Healthcare Center GP, LLC
3	.130**	Second Amended and Restated Limited Liability Company Operating Agreement of The Woodlands Healthcare Center GP, LLC
3	.131**	Certificate of Formation of Town and Country Manor GP, LLC
3	.132**	Second Amended and Restated Limited Liability Company Operating Agreement of Town and Country Manor GP, LLC
3	.133**	Certificate of Formation of Travelmark Staffing, LLC
3	.134**	First Amended Limited Liability Company Operating Agreement of Travelmark Staffing, LLC
3	.135**	Certificate of Formation of Valley Healthcare Center, LLC
3	.136**	Second Amended and Restated Limited Liability Company Operating Agreement of Valley Healthcare Center, LLC
3	.137**	Certificate of Formation of Villa Maria Healthcare Center, LLC
3	.138**	Second Amended and Restated Limited Liability Company Operating Agreement of Villa Maria Healthcare Center, LLC
3	.139**	Certificate of Formation of Vintage Park at Atchison, LLC
3	.140**	Limited Liability Company Operating Agreement of Vintage Park at Atchison, LLC
3	.141**	Certificate of Formation of Vintage Park at Baldwin City, LLC
3	.142**	Limited Liability Company Operating Agreement of Vintage Park at Baldwin City, LLC
3	.143**	Certificate of Formation of Vintage Park at Gardner, LLC
3	.144**	Limited Liability Company Operating Agreement of Vintage Park at Gardner, LLC
3	.145**	Certificate of Formation of Vintage Park at Lenexa, LLC
3	.146**	Limited Liability Company Operating Agreement of Vintage Park at Lenexa, LLC
3	.147**	Certificate of Formation of Vintage Park at Louisburg, LLC
3	.148**	Limited Liability Company Operating Agreement of Vintage Park at Louisburg, LLC
3	.149**	Certificate of Formation of Vintage Park at Osawatomie, LLC
3	.150**	Limited Liability Company Operating Agreement of Vintage Park at Osawatomie, LLC
3	.151**	Certificate of Formation of Vintage Park at Ottawa, LLC
3	.152**	Limited Liability Company Operating Agreement of Vintage Park at Ottawa, LLC
3	.153**	Certificate of Formation of Vintage Park at Paola, LLC
3	.154**	Limited Liability Company Operating Agreement of Vintage Park at Paola, LLC
3	.155**	Certificate of Formation of Vintage Park at Stanley, LLC
3	.156**	Limited Liability Company Operating Agreement of Vintage Park at Stanley, LLC
3	.157**	Certificate of Formation of Wathena Healthcare and Rehabilitation Center, LLC
3	.158**	Limited Liability Company Operating Agreement of Wathena Healthcare and Rehabilitation Center, LLC
3	.159**	Certificate of Formation of West Side Campus of Care GP, LLC
3	.160**	Second Amended and Restated Limited Liability Company Operating Agreement of West Side Campus of Care GP, LLC
3	.161**	Certificate of Formation of Willow Creek Healthcare Center, LLC
3	.162**	Second Amended and Restated Limited Liability Company Operating Agreement of Willow Creek Healthcare Center, LLC
3	.163**	Certificate of Formation of Woodland Care Center, LLC
3	.164**	Limited Liability Company Operating Agreement of Woodland Care Center, LLC
3	.165**	Certificate of Limited Partnership of Briarcliff Nursing and Rehabilitation Center, LP
3	.166**	Second Amended and Restated Limited Partnership Agreement of Briarcliff Nursing and Rehabilitation Center, LP

Number		Description

3	.167**	Certificate of Limited Partnership of Clairmont Beaumont, LP
3	.168**	Second Amended and Restated Limited Partnership Agreement of Clairmont Beaumont, LP
3	.169**	Certificate of Limited Partnership of Clairmont Longview, LP
3	.170**	Second Amended and Restated Limited Partnership Agreement of Clairmont Longview, LP
3	.171**	Certificate of Limited Partnership of Colonial New Braunfels Care Center, LP
3	.172**	Second Amended and Restated Limited Partnership Agreement of Colonial New Braunfels Care Center, LP
3	.173**	Certificate of Limited Partnership of Colonial Tyler Care Center, LP
3	.174**	Second Amended and Restated Limited Partnership Agreement of Colonial Tyler Care Center, LP
3	.175**	Certificate of Limited Partnership of Comanche Nursing Center, LP
3	.176**	Second Amended and Restated Limited Partnership Agreement of Comanche Nursing Center, LP
3	.177**	Certificate of Limited Partnership of Coronado Nursing Center, LP
3	.178**	Second Amended and Restated Limited Partnership Agreement of Coronado Nursing Center, LP
3	.179**	Certificate of Limited Partnership of Flatonia Oak Manor, LP
3	.180**	Second Amended and Restated Limited Partnership Agreement of Flatonia Oak Manor, LP
3	.181**	Certificate of Limited Partnership of Guadalupe Valley Nursing Center, LP
3	.182**	Second Amended and Restated Limited Partnership Agreement of Guadalupe Valley Nursing Center, LP
3	.183**	Certificate of Limited Partnership of Hallettsville Rehabilitation and Nursing Center, LP
3	.184**	Second Amended and Restated Limited Partnership Agreement of Hallettsville Rehabilitation and Nursing Center, LP
3	.185**	Certificate of Limited Partnership of Hallmark Rehabilitation, LP
3	.186**	Amended and Restated Limited Partnership Agreement of Hallmark Rehabilitation, LP
3	.187**	Certificate of Limited Partnership of Hospice of the West, LP
3	.188**	Limited Partnership Agreement of Hospice of the West, LP
3	.189**	Certificate of Limited Partnership of Hospitality Nursing and Rehabilitation Center, LP
3	.190**	Second Amended and Restated Limited Partnership Agreement of Hospitality Nursing and Rehabilitation Center, LP
3	.191**	Certificate of Limited Partnership of Live Oak Nursing Center, LP
3	.192**	Second Amended and Restated Limited Partnership Agreement of Live Oak Nursing Center, LP
3	.193**	Certificate of Limited Partnership of Monument Rehabilitation and Nursing Center, LP
3	.194**	Second Amended and Restated Limited Partnership Agreement of Monument Rehabilitation and Nursing Center, LP
3	.195**	Certificate of Limited Partnership of Oak Crest Nursing Center, LP
3	.196**	Second Amended and Restated Limited Partnership Agreement of Oak Crest Nursing Center, LP
3	.197**	Certificate of Limited Partnership of Oakland Manor Nursing Center, LP
3	.198**	Second Amended and Restated Limited Partnership Agreement of Oakland Manor Nursing Center, LP
3	.199**	Amended and Restated Certificate of Limited Partnership of SHG Resources, LP
3	.200**	Second Amended and Restated Limited Partnership Agreement of SHG Resources, LP
3	.201**	Certificate of Limited Partnership of Southwood Care Center, LP
3	.202**	Second Amended and Restated Limited Partnership Agreement of Southwood Care Center, LP
3	.203**	Certificate of Limited Partnership of Texas Cityview Care Center, LP

Number		Description

3	.204**	Second Amended and Restated Limited Partnership Agreement of Texas Cityview Care Center, LP
3	.205**	Certificate of Limited Partnership of Texas Heritage Oaks Nursing and Rehabilitation Center, LP
3	.206**	Second Amended and Restated Limited Partnership Agreement of Texas Heritage Oaks Nursing and Rehabilitation Center, LP
3	.207**	Certificate of Limited Partnership of The Clairmont Tyler, LP
3	.208**	Second Amended and Restated Limited Partnership Agreement of The Clairmont Tyler, LP
3	.209**	Certificate of Limited Partnership of The Woodlands Healthcare Center, LP
3	.210**	Second Amended and Restated Limited Partnership Agreement of The Woodlands Healthcare Center, LP
3	.211**	Certificate of Limited Partnership of Town and Country Manor, LP
3	.212**	Second Amended and Restated Limited Partnership Agreement of Town and Country Manor, LP
3	.213**	Certificate of Limited Partnership of Travelmark Staffing, LP
3	.214**	Limited Partnership Agreement of Travelmark Staffing, LP
3	.215**	Certificate of Limited Partnership of West Side Campus of Care, LP
3	.216**	Second Amended and Restated Limited Partnership Agreement of West Side Campus of Care, LP
3	.217**	Certificate of Formation of Carmel Healthcare and Rehabilitation Center, LLC
3	.218**	Limited Liability Company Operating Agreement of Carmel Healthcare and Rehabilitation Center, LLC
3	.219**	Certificate of Formation of East Walnut Property, LLC
3	.220**	Limited Liability Company Operating Agreement of East Walnut Property, LLC
3	.221**	Certificate of Formation of Glen Hendren Property, LLC
3	.222**	Limited Liability Company Operating Agreement of Glen Hendren Property, LLC
3	.223**	Certificate of Formation of Holmesdale Healthcare and Rehabilitation Center, LLC
3	.224**	Limited Liability Company Operating Agreement of Holmesdale Healthcare and Rehabilitation Center, LLC
3	.225**	Certificate of Formation of Holmesdale Property, LLC
3	.226**	Limited Liability Company Operating Agreement of Holmesdale Property, LLC
3	.227**	Certificate of Formation of Liberty Terrace Healthcare and Rehabilitation Center, LLC
3	.228**	Limited Liability Company Operating Agreement of Liberty Terrace Healthcare and Rehabilitation Center, LLC
3	.229**	Certificate of Formation of Preferred Design, LLC
3	.230**	Limited Liability Company Operating Agreement of Preferred Design, LLC
3	.231**	Certificate of Formation of St. Joseph Transitional Rehabilitation Center, LLC, as amended
3	.232**	Limited Liability Company Operating Agreement of St. Joseph Transitional Rehabilitation Center, LLC
4	.1**	Indenture dated as of December 27, 2005, by and among SHG Acquisition Corp., Wells Fargo Bank, N.A., and certain subsidiaries of Skilled Healthcare Group, Inc.
4	.2**	Form of 11% Senior Subordinated Notes due 2014 (included in exhibit 4.1)
4	.3**	Registration Rights Agreement, dated as of December 27, 2005, by and among SHG Acquisition Corp., all the subsidiaries of Skilled Healthcare Group, Inc., listed therein, Credit Suisse First Boston LLC and J.P. Morgan Securities, Inc.
5	.1**	Opinion of Latham & Watkins LLP.
10	.1**	Skilled Healthcare Group Inc., Restricted Stock Plan.
10	.2**	Form of Restricted Stock Agreement.
10	.3**	Skilled Healthcare Group, Inc. 2007 Incentive Award Plan.

Number		Description

10	.4**	Second Amended and Restated First Lien Credit Agreement, dated December 27, 2005, by and among the Company, SHG Holding, the financial institutions party thereto, and Credit Suisse, Cayman Islands, as administrative agent and collateral agent.
10	.5**	Employment agreement, dated December 27, 2005, by and between the Company and Boyd Hendrickson.
10	.6**	Employment agreement, dated December 27, 2005, by and between the Company and Jose Lynch.
10	.7**	Employment agreement, dated December 27, 2005, by and between the Company and John E. King.
10	.8**	Employment agreement, dated December 27, 2005, by and between the Company and Roland G. Rapp.
10	.9**	Employment agreement dated December 27, 2005, by and between the Company and Mark Wortley.
10	.10**	Form of Indemnification Agreement with SHG Holding Solutions, Inc.’s directors and executive officers.
10	.11**	Lease, dated as of August 26, 2002, by and between CT Foothill 10/241, LLC, and Fountain View, Inc. and amendments thereto.
10	.12**	First Amendment to Second Amended and Restated First Lien Credit Agreement, dated as of January 31, 2007, by and among Skilled Healthcare Group, Inc., SHG Holding Solutions, Inc., the financial institutions parties thereto, and Credit Suisse, Cayman Islands, as administrative agent and collateral agent.
12.1		Statement Regarding Computation of Ratio of Earnings to Fixed Charges.
21	.1**	Subsidiaries of Skilled Healthcare Group, Inc.
23	.1**	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
23.2		Consent of Independent Registered Public Accounting Firm, Skilled Healthcare Group, Inc.
23.3		Consent of Independent Registered Public Accounting Firm, Sunset Healthcare.
24	.1**	Powers of Attorney.
24	.2**	Power of Attorney for Glenn S. Schafer.
25	.1**	Statement of Eligibility of Trustee with respect to the Indenture with respect to the 11% Senior Subordinated Notes due 2014.

**	Previously filed.